2023 REGULAR FISCAL YEAR-END REPORT

BANCOLOMBIA S.A.

CARRERA 48 # 26-85, MEDELLÍN, COLOMBIA

*The issuer's outstanding securities can be found in the Our Shareholders section.

The issuer's legal representative certifies that the provided information covers all material aspects of the company.

Contents

2023 Report Development5

Our Purpose5

I. ABOUT GRUPO BANCOLOMBIA6

About Us6

Our Strategy7

Our Shareholders8

Boards of Directors9

Steering Committee10

Recognitions10

Communication with Our Stakeholders11

II. MAINTAINING FINANCIAL STABILITY THROUGH RESPONSIBLE GROWTH11

Economic Context and Outlook11

Impact of Economic and Monetary Policies on Bancolombia's Results16

Trends, Events, or Uncertainties that Could Materially Impact the Issuer's Operations, Financial Position, or Changes to its Financial Situation19

Grupo Bancolombia Consolidated Results19

Bancolombia, a Commercial Bank23

Material Changes related to the Issuer's Liquidity and Solvency Position26

Equities Performance36

Fixed Income Performance38

Capital Investments and Divestments40

Profit Distribution Project40

Our Commitment to Investors42

Milestones, Initiatives, and Achievements43

Eco-Efficiency50

Reputation62

Tax Policy63

Our Corporate Governance Issues64

Our Shareholders64

Our Board of Directors69

Our Senior Management76

Statutory Audit Office78

Operations with Related Parties – Economic Group Report78

Economic Group Report79

Regulatory Reports81

Internal Control System Report83

Risk management95

Credit Risk97

Market Risk103

Liquidity Risk111

Operating Risk114

Other Relevant Risks118

Capital Management128

Environmental and Social Risk Analysis128

III. WELL-BEING FOR ALL130

Strengthening the Production Network132

SMEs as a Driving Force of the Economy133

The Allies of Agriculture134

Sustainable Financing (GRI FS8)135

Sustainable Cities and Communities138

Access to Decent Housing138

Sustainable Construction (Sustainable Business Management GRI FS8)139

Road Infrastructure139

La Cuenta del Mar (Sea Account)140

Energy140

Government and Education141

Sustainable Mobility142

Circular Economy143

Financial Implications and Other Risks and Opportunities of Climate Change GRI 201-2144

Climate Change Financing and Actions in 2023144

Financial Inclusion146

A Decade of Bancolombia A La Mano146

Nequi147

Inclusion with a Gender Perspective148

We Promote Access to Credit148

Education and Financial Well-Being148

Fundación Bancolombia153

We Promote Conscious Leadership158

ESG Trends (Environmental, Social and Governance)159

IV. ACHIEVING CUSTOMER LOYALTY AND PREFERENCE160

We Work to Accompany People in all their Day-to-day Needs160

Digital Solutions162

Models that Enable New Ways of Providing Financial Services163

Commitment to Cybersecurity165

Customer Experience167

We Are Where Our Customers Need Us168

V. BUILDING CULTURE AND TALENT TO FOSTER COMPETITIVENESS169

Development for the Personal and Professional Growth of Our Employees170

Making Things Happen Through Connection172

Enjoyment and Harmony as a Fundamental Part of Life173

BMovers Community to Boost Well-being174

Dialogue to Build From What Unites Us174

Diversity, Equity, and Inclusion175

Human Rights "Promote, Respect, and Remedy"176

Employee Relationship177

Glossary of Terms207

III. DISCLOSURE OF INFORMATION ON SOCIAL AND ENVIRONMENTAL ISSUES, INCLUDING THOSE RELATED TO CLIMATE CHANGE209

Full Task Force For Climate Related Financial Disclosures (TCFD) Report209

SASB Disclosure222

IV. INFORMATION REPORTED IN OTHER JURISDICTIONS238

Competitive Report238

Trends Information243

General Discussion of Changes in Results for 2023 versus 2022245

Selected Statistical Information262

2023 Report Development

In this report, we cover the key topics of our management in 2023. We report on the main achievements aligned with the strategy and the goals to be met.

In the final segment, we present the Global Reporting Initiative (GRI) content index, the economic, environmental, and social indicators that contribute to the compilation of a sustainability report. We also present the Sustainability Accounting Standards Board (SASB) indicator index to estimate structured reporting of these indicators in this first year.

This document has been prepared per the Core option of the GRI Standards. We will continue to use this methodology to deliver a management report increasingly tailored to different stakeholders and to continue learning in the process. This report was verified by a third party who reviewed its content adaptation to the Global Reporting Initiative's Sustainability Reporting Standard (GRI Standard).

Likewise, we demonstrate our commitment to sustainability by showcasing our efforts in voluntarily managing the 10 Global Compact Principles, our contribution to the fulfillment of the Sustainable Development Goals (SDGs), the commitments of the Paris Agreement, and participation in frameworks such as the Dow Jones Sustainability Index (DJSI), Equator Principles, United Nations Environmental Program - Financial Initiative (UNEP FI), Carbon Disclosure Project (CDP), Principles for Responsible Investment (PRI), Principles for Responsible Banking, Partnership for Carbon Accounting Financials (PCAF), Net Zero Banking Alliance (NZBA), Task Force on Climate-Related Financial Disclosure (TCFD), the Global Investors for Sustainable Development (GISD) Alliance, and the Glasgow Financial Alliance for NetZero (GFANZ), among others.

Our Purpose

We promote sustainable development to achieve the well-being of ALL.

We have selected three strategic approaches that align with the United Nations SDGs. We believe they will help us achieve our purpose and measure our outcomes.

We enhance the competitiveness of the production network

Quality education

Gender equality

Sustainable cities and communities

Climate action

Industry, innovation, and infrastructure

SDGs

Decent work and economic growth

No poverty

We develop sustainable cities and communities

We promote financial inclusion

I.	ABOUT GRUPO BANCOLOMBIA

About Us

Grupo Bancolombia aims to promote sustainable development for the well-being of all.

This technology roadmap serves as a guide for over 30,000 employees within our organization. Our purpose is to positively influence the economy, society, and environment in all our endeavors. We uphold a culture of ethics and integrity to achieve this goal.

For nearly 150 years, we have evolved and grown continuously. This has led us to become what we are today: a group present in Colombia, Panama, Guatemala, and El Salvador. In these countries, we work daily to strengthen the productive network, develop sustainable cities and communities, and promote financial inclusion.

This is made possible thanks to a broad range of financial and non-financial solutions and the largest physical and digital network that provides services to over 30 million individuals and companies. They rely on us in an easy, timely, reliable, and close way, and we always strive to ensure financial well-being.

With our banking activity (accounts, deposits, transactional services, consumer, commercial, and housing credits, microcredits, and our A la Mano and Nequi platforms), leasing, renting, stock brokerage, trust, investment banking, and capital market solutions, we meet the needs of households and businesses. We also promote initiatives that foster growth, competitiveness, and quality of life in the countries where we operate.

In Colombia, we serve individuals and companies with our solutions through brands like Bancolombia, Plink, Wompi, Nequi, Sufi, and Renting. We also operate in Panama as Banistmo, Guatemala as BAM, and El Salvador as Banco Agrícola.

We understand that financial services are just one aspect of people's and businesses' needs. That is why we are expanding our capabilities in collaboration with other players to become a platform that provides comprehensive solutions and ensure that our products and services are integrated into third-party platforms.

Our shares have been listed on the Colombian capital market since 1981 and on the New York Stock Exchange (NYSE) since 1995. This ensures continuous access to both local and international capital markets, as well as ongoing enhancement of our corporate governance practices.

According to the Company Monitor on Corporate Reputation (MERCO), our company has been acknowledged as having the best reputation, corporate governance, and ability to attract and retain talent in the country for several years.

Our commitment extends beyond our borders. We are aligned with the United Nations Sustainable Development Goals and collaborate with global stakeholders to find solutions to the environmental and social challenges facing the world.

In short, this is the path we have chosen to grow beyond profitability. We aim for our impact on the economy to result in a better quality of life in our societies. Similarly, our long-term vision is to build a future of well-being for ALL.

Our Strategy

At Grupo Bancolombia, we promote sustainable development to achieve the well-being of ALL. Every day, we evolve to address the economic, environmental, and social challenges we face by aligning ourselves with a global agenda framed by the 17 Sustainable Development Goals of the UN.

Our 149 years of solidity and experience enable us to be the financial ally of over 30 million customers, including individuals, independent workers, small and medium-sized enterprises (SMEs), companies, and corporations. We offer them a wide range of products and services through which we materialize our purpose of creating well-being. Beyond financial alternatives, we proactively provide comprehensive solutions to our customers' everyday needs.

This evolution is part of our action plan to address the challenges of an ever-changing environment. Our purpose guides our strategic priorities. This vision of success seeks to ensure our sustainability as an organization while positively impacting the well-being of society.

Our strategic objectives stem from the premises that we develop below:

Achieving the Well-Being of All

We provide services that generate well-being and development in the communities where we operate. We want to be the ally that enables them to seize opportunities and better manage their resources in their day-to-day lives. To achieve this, we strengthen the competitiveness of companies (the country's productive network). We promote financial inclusion so that more individuals and companies can integrate and contribute to economic development. Additionally, we offer solutions that contribute to the construction of more sustainable cities and communities. In this way, we contribute to making the planet increasingly cleaner.

Achieving Customer Loyalty and Preference

We are a customer-focused organization. We stand out by providing reliable, approachable, timely, and user-friendly experiences for our customers. We want to earn their loyalty by being their top choice for recommendation ahead of other competitors. To achieve this, we prioritize enhancing service delivery by increasing speed and minimizing obstacles. We also advocate for adopting digital solutions to streamline their processes and enhance efficiency. We endeavor to offer a range of improved options for managing their finances, providing solutions that meet their everyday needs.

Maintaining Financial Stability through Responsible Growth

We manage risk prudently by ensuring stability (credit risk + liquidity), anticipating moderate economic growth, and maintaining good performance in our portfolio deterioration. We leverage our growth by enabling pre-approvals, instant responses, and personalized offers from our financial and non-financial portfolio tailored to our customers' needs. We prioritize our efficiency by proactively managing the organization's expenses and focusing on becoming increasingly productive.

Building Culture and Talent to Foster Competitiveness

We have a team of over 34,000 employees across the four countries. Every day, they rise to work within a strong culture driven by dynamism, ethics, and integrity. Our employees focus on customers and sustainable growth. They always strive to achieve extraordinary performance. Our talent is one of our core assets. Accordingly, we ensure their well-being and professional development. We aim to recruit and retain top talent in the market. We instill the principles that define our distinctive culture within our staff. Furthermore, we continuously enhance inclusivity, equity, simply, approachability, and empathy toward our customers' diverse realities and expectations.

Our Shareholders

Suramericana de Inversiones and Subsidiaries 24%

Other local shareholders 17%

	Common	Preferred	Total
Suramericana de Inversiones and Subsidiaries	46.2%	0.0%	24.5%
ADR program	0.0%	28.9%	13.6%
Colombian Pension Funds*	20.5%	25.2%	22.7%
Other International Shareholders	21.4%	23.0%	22.1%
Other Local Shareholders	11.9%	23.0%	17.1%

ADR Program 14%

Colombian Pension Funds 23%

Other international shareholders 22%

*Private Funding

Asset Type	Common Shares	Preferred Shares
Trading System	Stock Exchange	Stock Exchange
Stock Exchange	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Outstanding Shares (12/31/2023)	509,704,584	452,122,416
Number of Shareholders	16,640	25,552
Amount Issued	509,704,584	452,122,416
Amount Placed	509,704,584	452,122,416

Bancolombia has a Level III ADR listed on the New York Stock Exchange. Each ADR is equivalent to four preferred shares.

Type of Shares	Number of Outstanding Shares	Number of Shareholders Owning a Type of Shares	Percentage of Participation in Share Capital for Each Type of Share
Common	509,704,584	13,988	52.99%
Preferred	452,122,416	22,900	47.01%
Total	961,827,000	39,540*	100%

*2,652 shareholders have common and preferred shares.

Board of Directors

Board of Directors

Steering Committee

Vice President of Legal Affairs and Secretary General

Vice President of Risk Management

Vice President of Products

Vice President of Business

Vice President of Finance

Corporate Vice President

Vice President of Corporate Services

Vice President of Internal Audit

Vice President of Innovation and Sustainability

Bam President

Bancoagrícola President

Banistmo President

Grupo Bancolombia President

Recognitions

●	According to the MERCO, Bancolombia remains the financial institution with the best capacity to attract, develop, and retain talent in the country. This recognition demonstrates its effort to promote quality of life and well-being among its more than 23,000 employees.
●	Bancolombia is the only Colombian financial institution that ranked in the top 5% of the best banks in the S&P Sustainability Yearbook. This ranking distinguishes companies in each sector with the greatest strengths in this area.
●	According to the MERCO, Bancolombia has been recognized as the company with the best reputation in the country for the ninth time for its performance beyond financial metrics and drive towards sustainable development for the well-being of all.
●	Juan Carlos Mora and Cristina Arrastía were listed in Bloomberg's ranking of the 500 most influential people in Latin America and the Caribbean for 2023.
●	The Economic, Sectorial, and Market Research team consolidated its leadership by receiving eight awards in 11 categories at the AIE awards from the Colombian Stock Exchange.

●	The Board of Directors of Bancolombia is among the best in the country according to KPMG’s Board Leadership Center.
●	Bancolombia has solidified its position as the most sustainable bank in Colombia according to the Dow Jones Sustainability Index (DJSI). This index measures the performance of leading companies worldwide in environmental, social, and corporate governance (ESG) issues.
●	According to the MERCO, Bancolombia is the Colombian company with the highest environmental, social, and corporate governance responsibility.
●	Global Finance recognized Grupo Bancolombia Capital as the Best Investment Banking in Colombia and El Salvador. It also highlighted it as one of the most innovative organizations in designing financial solutions with ESG criteria.
●	Best bank for small and medium-sized enterprises in Colombia, according to the Euromoney Awards for Excellence 2023.
●	BAM was recognized as Guatemala's top bank in the 2023 Summa Magazine ranking of diverse, equitable, and inclusive companies in Central America and the Dominican Republic.
●	The QR Code received the Platinum Award in Colombia in the Financial Inclusion Category at Fintech Americas 2023.
●	Bancolombia was named Bank of the Year 2023, according to Latin Finance.
●	With Bancolombia a La Mano and Crédito a La Mano, Bancolombia won in the 'Digital Transformation' category at the Acercando La Banca a Los Colombianos awards presented by Asobancaria.

Communication with our Stakeholders

We implement communication and engagement strategies with our different stakeholders to identify how we are generating shared value through the most relevant economic, social, and environmental actions. To learn more, click here and go to the Communication with our Stakeholders section.

II.	MAINTAINING FINANCIAL STABILITY THROUGH RESPONSIBLE GROWTH

Economic Context and Outlook

Main Trends in the Region (LAC)

In 2023, Latin America's major economies faced a combination of challenges and opportunities that shaped their performance. Economic uncertainty, political changes, and external factors influenced the region's growth, estimated at 2.3% (compared to 4.1% in 2022) according to the International Monetary Fund (IMF). It occurred amidst a widespread backdrop of slowdown, persistent inflation, and restrictive financial conditions.

The global economic landscape was a key factor. The region relies heavily on international trade. Fluctuations in global demand and commodity prices hit export-driven economies.

While some countries benefited from increased demand for commodities, others faced challenges due to market volatility.

Trade agreements also played a key role. The region engaged in negotiations to strengthen existing trade partnerships and explore new opportunities. This action was aimed at improving market access, reducing trade barriers, and fostering economic cooperation. In this regard, it is worth highlighting the favorable performance of economies such as Brazil (estimated GDP growth of 3.1% for 2023), Mexico (3.2%), and Panama (4%). These economies have capitalized on opportunities (near-shoring, friend-shoring) amidst global fragmentation to attract investment and energize various productive sectors.

Inflation captured the world's attention. Some countries experienced persistent inflationary pressures driven by high commodity prices and wages. This affected consumers' purchasing power and weakened demand. While in certain nations the deflationary process accelerated during the second half of 2023, even allowing their central banks to start cutting interest rates (Brazil, Chile, Peru, and Colombia towards the end of the year), the inflationary challenge is still ahead. Likewise, its drag has impacted growth.

Finally, political dynamics played a crucial role in shaping economic policies. Several countries in the region experienced elections or political transitions in 2023. These led to adjustments in economic strategies. The level of political stability influenced investor trust, the ability to implement revitalization policies, and consequently, economic growth. This trend is observable in countries such as Argentina (-2.5% expected contraction in 2023), Chile (-0.5%), Peru (1.1%), and Ecuador (1.4%).

While some countries grappled with uncertainties, others demonstrated resilience and adaptability. This was achieved by leveraging innovation and sustainable practices to attain positive economic outcomes. The region's performance underscored the importance of comprehensive policies addressing various economic, social, and environmental aspects to foster long-term growth and stability.

Colombia

A look at recent economic history reflects the progress made in the normalization of growth in the post-pandemic era. This is accompanied by a persistent behavior of inflation. Indeed, the Colombian economy contracted as a result of the pandemic in 2020 (-7.3%). It then rebounded in 2021 with a historic expansion (11%). The slowdown in 2023 leaves the economy with low growth (0.6%). However, it is still amidst high inflation (9.6%) and high interest rates.

Given the restrictive financial conditions, it was expected that 2023 would be a year of slowdown and normalization for the Colombian economy. Even so, the slow decline in inflation, driven by high prices of regulated goods, will entail a cautious monetary policy stance amid the downturn in the economic cycle. Returning to inflation levels within the tolerance range of the Bank of the Republic (2%-4%) and the targeted potential growth (3%-3.5%) will take more time and prudence. Nevertheless, the economy is heading in that direction.

As a result, the most affected sectors were those most sensitive to the challenging combination of high prices and rates, such as construction (-6%), manufacturing (-3.7%), and commerce (-2.1%), in real terms. Construction activity represents the backbone of investment in the country. However, this sector faces a landscape where major national infrastructure projects are not on the horizon, given the short-term focus of public spending on social programs. Similarly, the sharp decline in home sales would continue to exert downward pressure on the sector's activity.

The lingering effects of the economic slowdown and persistent inflation have also begun to exert pressure on the labor market. National unemployment increased to 9.9% in October and could return to double digits in the coming months. This is despite the public sector's push, which has been instrumental in increasing the number of employed individuals in 2023.

Finally, the economic slowdown will also put pressure on public finances, especially given the government's stance on increasing expenditure. This will mainly be directed towards strengthening social policies, particularly cash transfer programs and subsidies.

El Salvador

In the first half of 2023, El Salvador’s economy was driven by public consumption, public and private investment, and the dynamism of the public administration and construction sectors. According to the Central Reserve Bank of El Salvador, increased security in the country has benefited tourism and investment decisions. This has also driven tourism and commerce construction alongside public projects in road infrastructure, sports venues, and private investments in residential sectors. In this scenario, El Salvador's GDP recorded a solid progress in the second quarter of the year (3%). This came after the modest figure of 0.8% in the first quarter of 2023.

Regarding prices, El Salvador reached its inflation peak in June 2022 with a record of 7.8% annually. Since then, it has decelerated to close 2023 at an annual rate of 1.2%. This result is attributed to the reduced dynamics of food prices but faces upward risks in the coming months due to the intensity of the El Niño phenomenon and rising fuel prices. We anticipate that El Salvador's inflation will reach 1.9% by the end of 2024.

A significant driver of the economy, particularly household consumption, is remittances. They account for about 24% of GDP, making El Salvador the third most dependent country in Latin America on them. They even contribute more income than exports. In 2023, the total remittances received exceeded USD 8,181 million (+4.6% annually).

Guatemala

During the first two quarters of 2023, the GDP expanded by 3.7% and 3.8%, respectively. Similar to El Salvador, the resilience of the labor market in the U.S. has allowed Guatemala to benefit from the strength in remittance inflows as they represent around 16% of GDP and drive household spending. In the latter half of the year, activity was impacted by political uncertainty and recent social unrest. As a result, it grew by 3.5% in the full year of 2023.

In February, inflation peaked at 9.9% annually. Since reaching that peak, it has rapidly declined. By June, it returned to the target range (3%-5%). However, upward pressure from fuel prices and protests resulting from social unrest were evident during September and October. Consequently, the Bank of Guatemala has taken actions, resulting in nine increases that brought the interest rate to 5%. This level has remained stable since April 2023.

Panama

Panama's economic activity expanded by 9.3% in the first quarter of the year and 8.2% in the second. These results highlight the strength of production driven by the good performance of commerce and construction. We expect growth to be around 6.9% in 2023 and to decelerate to levels close to its potential in 2024 (around 4%). The construction sector will be the driving force due to public works projects such as the Panama City Metro, a bridge over the Panama Canal, and the construction of a gas power plant. However, the impact of the El Niño phenomenon is one of the main risks to the activity as it could restrict Canal operations.

At the same time, Panama's inflation situation has been somewhat less challenging as it peaked in June 2023 at a rate of 5.2% annually. Nevertheless, it underwent a rapid process of disinflation as a result of the government's freezing of fuel and food prices.

At the same time, various spending pressures and low tax collection would hinder the consolidation of public finances. Under this context, different rating agencies have recently downgraded the country's sovereign rating and the outlook has been revised due to weak tax collection, high dependence on Canal revenues, increased public spending, and the then likely cessation of mine operations.

2024 Economic Outlook

The outlook for 2024 is framed amidst anticipated risks, albeit with lagged effects, and a backdrop of high uncertainty. The global economy is expected to enter a soft landing phase in which inflation decreases without implying a significant slowdown in the economy. Indeed, in its latest edition of the World Economic Outlook (WEO), the IMF forecasts that Latin America will grow by 2.3% in 2024. This reflects its stagnation compared to the previous year.

In 2024, the spotlight will be on the shift in the monetary policy stance of developed economies. This process will unfold cautiously due to the resilience of economic activity and the labor market. Uncertainty about the effects of "higher rates for longer" is also expected to persist.

Furthermore, the gradual process of disinflation would persist, leading to gradual cuts in the policy rate. However, managing the risks of upward price pressures will remain crucial. The prolonged conflicts (Ukraine-Russia, Israel-Hamas) could intermittently drive up international oil prices. Meanwhile, the effects of the El Niño phenomenon will be felt in international trade, agricultural production, and the rise in food and energy prices.

Colombia

There are good reasons to believe that the economy may be nearing the end of the most challenging part of the cycle. It's also plausible to anticipate that in 2024, a slow recovery process may begin as inflation subsides and rate cuts persist. However, underlying factors such as investment lag and credit contraction suggest that there will be limitations to returning to potential economic growth levels in the medium term. Consequently, our GDP growth estimate for 2024 is 0.9%.

We anticipate that the most significant macro environments will continue to set the tone. Secondary activities (manufacturing and construction) and trade would continue to deteriorate due to lower private consumption and weak economic growth. Likewise, the primary sector (agriculture and mining) would face challenges from El Niño and regulatory uncertainty (such as in the mining, health, and public services sectors). Meanwhile, service-related activities and those tied to public spending would remain dynamic.

At the same time, the process of moderation in prices will continue. We anticipate that inflation would close around 5.9% by the end of 2024. In the medium term, we believe it will reach the upper limit of the issuer's tolerance range (2%-4%) by mid-2026. This means that the path for the Colombian economy to reach the 3% inflation target will be challenging and prolonged.

Given this context, we expect the rate-cut cycle that commenced in December 2023 with an initial 25 basis points reduction to potentially pick up pace throughout 2024, as inflation continues its path towards the target. Having this in mind, we anticipate that 2024 could end with a monetary policy rate close to 9%.

El Salvador

It is expected that in the coming months, a period of slowdown will begin as the construction boom moderates, household consumption weakens due to tight global financial conditions, persistent high inflation, declining remittance inflows, slower growth among trading partners, and the increasing impact of the El Niño phenomenon. Given this backdrop, we anticipate that the economy will experience moderate growth in 2024 (1.9%) as the delayed effects of the strong monetary tightening cycle become evident and the US economy slows down. Going forward, the economy would recover and grow in the medium term around potential (2.2%).

Guatemala

Regarding Guatemala, we anticipate a slight slowdown in GDP growth in 2024 due to weakening private consumption. This slowdown is because remittances, mostly from the U.S., would decrease as a result of tightening labor market conditions in that country. Therefore, Guatemala's economic growth is projected to be 3.3% in 2024, also supported by stability in the price trend (inflation expected within the range set by the Bank of Guatemala of 3-5%). The primary evident risk is political instability and governance due to the current political and social situation. Now, we expect the elected government to implement measures to increase tax revenues and combat corruption.

Panama

Panama's growth outlook remains positive for 2024. It will be bolstered by economic diversification and increased public investment related to the implementation of different public infrastructure projects. While Panama's economy could be significantly impacted by a strong El Niño phenomenon and its implications, particularly on the operation of the Panama Canal, it is estimated to grow by 4% in 2024.

The economy faces a significant downside risk due to the suspension of operations at the Cobre Panama mine. Coupled with the deterioration of the fiscal deficit and debt, it would hinder the country's fiscal consolidation. This could jeopardize its investment grade status and further complicate the management of external and fiscal deficits. Specifically, the fiscal deficit, economic slowdown, and electoral spending pressures would prevent the government from achieving the balance goal for the next year. Furthermore, low tax collection would also be a short-term challenge and another hurdle against achieving the fiscal target.

GDP Growth in Latin America (Annual Variation %)
Country	2021	2022	2023	2024
Latin America*	7.2%	3.8%	2.1%	1.6%
Peru*	13.4%	2.7%	0.3%	2.3%
Mexico*	5.7%	3.9%	3.2%	2.1%
Chile*	11.7%	2.4%	-0.2%	1.8%
Brazil*	5.0%	2.9%	2.9%	1.5%
Colombia	11.0%	7.3%	1.2%	0.9%
Panama	15.8%	10.8%	5.4%	4.3%
Costa Rica*	7.9%	4.6%	4.3%	3.4%
Guatemala	8.0%	4.1%	3.1%	3.3%
Honduras*	12.5%	4.0%	3.0%	3.0%
Nicaragua*	10.3%	3.8%	3.3%	2.8%
El Salvador	11.2%	2.6%	2.3%	1.9%

Source: Grupo Bancolombia, FocusEconomics. *Focus Economics Forecasts.

Impact of Economic and Monetary Policies on Bancolombia's Results

Bancolombia's operational results are affected by macroeconomic factors, primarily in Colombia but also in the other countries where the Group operates. The key variables include GDP growth, interest rates, inflation, and exchange rates, mainly the USD to COP exchange rate. The trends of these variables for Colombia in 2023 are summarized below.

Economic Activity

Colombia's real GDP growth in 2023 was 0.6% annually. Thus, 2023 was a period of marked weakening of Colombia's economic dynamics, following a period of high GDP growth in

2022 (of 7.3% per annum). This sharp drop in GDP growth has been part of a cycle in which Banco de la República significantly increased the policy interest rate to address inflationary pressures. Consequently, high-interest rates began to strain household and corporate budgets. It led to a decrease in both consumption and investment capacity. Similarly, public investment budget execution was also low.

The growth of the key components of GDP in 2023, at constant prices, was as follows: fixed investment decreased 8.9%, total consumption grew 1.1%, imports decreased 14.7%, and exports increased 3.1%.

The sectors that experienced the most dynamic growth in the first three quarters of 2023 (compared to the same period in 7.9) were arts, entertainment, and recreational activities along with other service-related activities (demonstrated an annual growth of 7.0%), financial and insurance activities (3.9%), and the macro environment encompassing public administration, defense, health, and education (4.0%).

Monetary Policy Interest Rate

As of December 31, 2023, the reference interest rate set by the Bank of the Republic stood at 13.00%. This followed a 125 basis points increase during the first half of the year and a 25 basis points reduction in December. Thus, the year concluded with a signal indicating the beginning of the phase of interest rate cuts in monetary policy.

Despite the initial rate cut, the stance of monetary policy remains highly contractionary. The Central Bank has considerable leeway to continue with the interest rate-cutting process while maintaining the contractionary stance of the policy. This will allow inflation to continue approaching its target throughout 2024.

Inflation

The annual consumer inflation (measured by CPI) stood at 9.28% at the end of 2023. It is significantly lower than the 13.12% recorded in 2022. In 2023, inflation was driven up by transportation (with a 15.42% annual increase), restaurant and hotel services (a 13.22% increase), and alcoholic beverages and tobacco (an 11.95% increase). Conversely, prices for information and communication services (with an annual increase of 0.12%), food and non-alcoholic beverages (a 5.00% increase), and clothing and footwear (a 5.23% increase) experienced the least growth.

In the latter part of 2023, annual inflation consistently exhibited a slow downward trend. This pattern is anticipated to persist throughout 2024 and underscores the likelihood of the policy interest rate continuing to decrease, albeit at an equally slow pace.

Exchange Type

The Colombian peso appreciated by 20.54% against the US dollar during 2023. The USD to COP exchange rate closed the year at COP 3,822.05. This contrasts with the 20.82% depreciation experienced by the pair in 2022, which resulted in a year-end closing of COP 4,810.20. Therefore, 2023 marked a year of recovery for the Colombian peso following the setbacks experienced in 2022. Several indicators of institutional strength, along with positive economic outcomes such as a reduction in the checking account deficit and the beginning of the inflation normalization process, would be the primary factors driving the currency's strengthening.

Outlooks

The future dynamics of the Colombian economy, the financial sector at large, and Bancolombia in particular are expected to be influenced by the following factors:

Positive Factors for the Colombian Economy in the Medium Term	Challenges for the Colombian Economy in the Medium Term

Rapid economic recovery from the recession caused by the pandemic.

The country is expected to maintain responsible fiscal and monetary policies amidst a stable political environment.

Colombia's stable democracy, division of power, and checks and balances underpin the predictability of policy measures and economic pragmatism.

A significant decrease in the checking account deficit to 3%-4% of GDP in 2023 from 6.3% in 2022 will help mitigate short-term external vulnerabilities.

The Bank of the Republic continues to adhere to its institutional tradition of targeting inflation and allowing the currency to float freely.

The country’s ample international reserves help mitigate external vulnerabilities arising from the checking account deficit. Despite a decrease, this deficit remains relatively high compared to peer countries.

Private investment remains low, which will limit medium-term economic growth.

The potentially persistent low investor trust could impact private investment and pose risks to the expectation that GDP growth will return to its potential level, which is slightly above 3% in the coming years.

A low medium-term potential growth could lead to challenges for public finances or increased external vulnerabilities.

Colombia is exposed to the adverse effects of climate change, especially flooding. With over 80% of its population and economic activity concentrated in roughly 20% of its territory, the country is vulnerable to natural disasters.

In terms of revenue, public finances could be affected if commodity prices decline in international markets.

The country is exposed to significant volatility in terms of international trade due to its dependence on hydrocarbons.

A low level of trade openness and a commodity-dependent export base implies high vulnerability to price shocks.

Increased social spending will widen the fiscal deficit in 2024.

The risk of civil unrest will remain high throughout the forecast period of 2024-2028. It reflects deep divisions within Colombian society. Likewise, the fragmentation in Congress will hinder rapid progress in addressing issues such as poverty and low-quality education.

Trends, Events, or Uncertainties that Could Materially Impact the Issuer's Operations, Financial Position, or Changes to its Financial Situation

2023 faced a macroeconomic environment marked by rising interest rates and increasing inflation. Despite these challenges, Grupo Bancolombia maintained its margin due to its portfolio composition and the prudent management of funding resources, focusing on market liquidity.

During the same period, high inflation affected the cost of credit by hampering Colombians' ability to meet their financial obligations. This situation led to an increase in provisioning expenses, ultimately impacting the Group's profitability. Similarly, high levels of inflation also impacted operating expenses and put downward pressure on profits.

In 2024, we expect a more restrictive monetary policy as long as inflation keeps decreasing. This might prompt higher lending across various channels, contingent upon a risk appetite that depends on people's borrowing capacity in a year where unemployment rates could face pressure.

The interest rate cuts are expected to lead to a decrease in the net interest margin. Combined with operating expenses largely influenced by inflation, which is still expected to remain outside the target range set by the Bank of the Republic, this could create additional pressure on the financial results.

Grupo Bancolombia Consolidated Results

GRUPO BANCOLOMBIA
CONSOLIDATED FINANCIAL STATEMENTS

RESULTS AND BALANCE
(Closing figures in millions of COP)		December		2023 vs. 2022
	2023	2022	2021	Var $	Var %
Operating Income	48,316,872	35,456,762	23,780,034	12,860,110	36.27%
Net Operating Result	8,147,526	9,744,786	5,984,012	-1,597,260	-16.39%
Net Profit (Attributable to Shareholders)	6,116,936	6,783,490	4,086,795	-666,554	-9.83%
Total Assets	342,928,809	352,814,733	289,855,048	-9,885,924	-2.80%
Net Loan Portfolio and Financial Leasing	237,728,544	254,444,099	204,459,001	-16,715,555	-6.57%
Net Investments	28,671,798	30,855,773	32,009,860	-2,183,975	-7.08%
Total Liabilities	303,879,080	312,817,182	255,929,590	-8,938,102	-2.86%

Deposits (Checking Accounts, Savings Accounts and CDs)	247,941,180	250,992,323	210,390,848	-3,051,143	-1.22%
Equity	39,049,729	39,997,551	33,925,458	-947,822	-2.37%

PERFORMANCE AND PROFITABILITY

	2023	2022	2021
Net Interest Margin	6.99%	6.80%	5.09%
Financial Efficiency	45.33%	44.58%	52.16%
Operational Efficiency	3.77%	3.45%	3.43%
Return on Average Assets	1.78%	2.15%	1.53%
Return On Average Equity	16.14%	19.80%	14.03%
Portfolio Quality (Overdue Portfolio/Gross Portfolio)	5.01%*	3.24%	4.05%
Total Coverage Overdue Portfolio (Provisions/Overdue Portfolio)	120.04%*	168.73%	166.29%
Basic Solvency Ratio	11.42%	10.37%	11.92%
Total Solvency Ratio	13.40%	12.79%	15.49%

Accounting accounts parameterization per the Board of Directors report and press release.

* This indicator is calculated using the equity balance of the portfolio.

At Grupo Bancolombia, we firmly believe that sustainable success stems from responsible, committed management focused on the well-being of all.

Our total assets closed at COP 342,928,809 million at the end of 2023, marking a decrease of COP 9,885,924 million (-2.8%) compared to the previous year. This decline was mainly attributable to the total net portfolio, which decreased by COP 16,715,555 million, partially offset by an increase of COP 6,829,631 million in other assets.

Considering that the exchange rate shifted from COP 4,810 at the end of 2022 to COP 3,822 at the end of 2023, the foreign currency balances on the Financial Position Statement were affected by a 20.5% appreciation of the peso against the dollar. This appreciation resulted in a decrease of COP 20,050,974 million in the gross loan portfolio, affecting the commercial portfolio by COP 11,950,164 million, the consumer portfolio by COP 4,174,125 million, and the housing segment by COP 3,774,178 million.

Deposits also decreased by COP 20,874,006 million. Specifically, time deposits fell by COP 10,222,525 million, while savings and checking accounts decreased by COP 6,700,798 million and COP 3,950,683 million, respectively. Other sources of financing were also reduced by this effect, such as bonds by COP 2,731,686 million and financial obligations by COP 2,368,378 million.

Without the peso appreciation, the gross portfolio grew by COP 4,078,882 million (1.5%). The commercial portfolio increased by COP 2,281,521 million (1.3%), primarily driven by the corporate segment. Likewise, the housing portfolio had an increase of COP 2,653,214 million (7.1%). This was the modality with the most dynamic growth. Also, the consumption pattern decreased by COP 825,005 million (1.4%).

Provisions for portfolio balance and financial leasing increased by COP 743,463 million and closed the year at COP 16,223,103 million. This increase was due to the deterioration of customers in the individual portfolio who were over 90 days in arrears and significant defaults from customers in the construction sector. Meanwhile, the portfolio’s capital coverage over 90 days closed at 183.5%. This underscores the strength we have in dealing with potential future deteriorations.

Throughout the year, other assets experienced an increase of COP 6,829,631 million (6.9%). This growth was primarily driven by increases in cash and cash equivalents by COP 8,154,318 million, trading derivatives by COP 1,291,033 million, and net investment properties by COP 715,853 million. All of this is offset by decreases in commercial credit by COP 1,949,495 and in net investments by COP 2,183,975 million (8.1%), primarily affected by exchange rate variations.

2023 ended with total liabilities for Grupo Bancolombia of COP 303,879,080 million. It represents an annual decrease of COP 8,938,102 million (2.9%).

Excluding the impact of exchange rate fluctuations, customer deposits increased by COP 16,692,013 million (6.8%) to reach a year-end total of COP 247,941,180 million. This result reflects the confidence of our customers in our organization's management of resources. Those with the greatest variation were time deposits, which increased by COP 21,770,974 million (25%). They accounted for 41% of total deposits, offset by a decrease in savings and checking accounts, by COP 3,163,254 million (2.7%) and COP 1,915,706 million (4.7%), respectively.

Bonds ended 2023 with a balance of COP 14,663,576 million, showing a decrease unaffected by the depreciation of the dollar against the peso by COP 2,180,726 million (11.1%). This aligns with the maturities occurring during the year, which were covered with internal resources. This reflects an appropriate management of the organization's liquidity. Furthermore, loans with institutions without this exchange rate effect had maturities that left a decrease of COP 1,675,875 million (8.5%).

Despite generating profits during 2023, the equity attributable to shareholders decreased by COP 999,391 million (2.6%). It ended the year at COP 38,089,512 million due to the restatement of the financial statements of foreign subsidiaries in our consolidated financial statements by COP 3,787,835 million and dividends declared in March 2023 amounting to COP 3,401,020 million. The equity's share of the balance sheet structure ended 2023 with a participation of 11.11% compared to 11.08% in 2022, allowing for a marginal reduction in asset leverage.

Solvency levels remained above the regulatory requirements, ending with a basic solvency ratio of 11.42%. This figure increased by 105 bps compared to the 10.37% reported in 2022. The increase is mainly attributed to the impact of Risk-Weighted Assets (RWA), earnings for the fiscal year, and the appreciation of the peso against the dollar.

We closed 2023 with a net profit attributable to shareholders of COP 6,116,936 million. This figure recorded an annual decrease of COP 666,554 million (9.8%). It can be explained as follows.

The net interest income grew by COP 2,023,387 million (11.0%). This is mainly attributed to the portfolio income, which increased by COP 10,457,294 million. It is a result of the increase in the monetary policy rate of the Bank of the Republic of Colombia and the Banking Benchmark (IBR). The financial expense increased by COP 8,225,825 million (97.4%). This rise aligns with the execution of the asset and liability management strategy. We observed an increase in the cost of funds associated with high deposit rates, product of the economic cycle. Net commissions grew by COP 203,238 million (5.4%), primarily driven by the net revenues generated from the customers' transactions when using our payment methods.

The portfolio provision and net leasing expense increased by COP 3,740,126 million (96.8%). This increase is attributed to higher allocations for impairment in the portfolio of natural persons. The situation mainly arose in BAM and Bancolombia’s unsecured consumer products, housing at Banistmo, and the portfolio of SMEs and Independent Businesses at Bancolombia.

Operating expenses increased by COP 2,054,542 million (18.9%). Within these, labor costs rose by COP 932,578 million primarily due to salary increases and actuarial calculations, which were significantly impacted by the behavior of TES discount rates. General expenses increased by COP 1,121,964 million. The most notable factors were local tax expenses (due to changes brought about by the tax reform in the industry and commerce tax), expenses associated with asset impairment, maintenance and repairs related to the Renting business, and fees for projects aimed at business evolution and transformation. In addition to a 16.9% increase in operating income before provisions, the above led to a deterioration in financial efficiency of 75 basis points, closing at 45.33%.

The income tax provision closed the year at COP 1,932,555 million. This represented a contribution to the national revenue for the country's development.

Consequently, we achieved a return on assets indicator of 1.78% and a return on equity attributable to shareholders of 16.14%. There was a deterioration compared to the figures recorded at the end of 2022 by 37 bps and 366 bps, respectively.

Bancolombia, a Commercial Bank

BANCOLOMBIA
Commercial Bank
UNCONSOLIDATED SUBSIDIARIES FINANCIAL RESULTS

RESULTS AND BALANCE
(Closing figures in millions of COP)				2023 vs. 2022
	2023	2022	2021	Var $	Var %
Operating Income	39,713,228	28,162,548	18,334,487	11,550,680	41.01%
Net Operating Income (Operating Profit)	7,662,543	9,090,560	5,243,413	-1,428,017	-15.71%
Net Profit	5,979,730	6,932,965	4,149,704	-953,235	-13.75%
Total Assets	251,590,338	243,175,544	206,914,719	8,414,794	3.46%
Net Loan Portfolio	170,029,117	168,203,995	139,105,688	1,825,122	1.09%
Net Investments	38,808,445	43,150,832	41,719,426	-4,342,387	-10.06%
Total Liabilities	214,508,670	204,433,764	175,147,270	10,074,906	4.93%
Deposits (Checking Accounts, Savings Accounts and CDs)	170,231,400	156,480,283	138,702,086	13,751,117	8.79%
Equity	37,081,668	38,741,780	31,767,449	-1,660,112	-4.29%

PERFORMANCE AND PROFITABILITY

	2023	2022	2021
Net Interest Margin	7.93%	7.94%	5.55%
Financial Efficiency	37.90%	37.85%	45.67%
Operational Efficiency	3.55%	3.26%	3.26%
Return on Average Assets	2.42%	3.08%	2.12%
Return on Average Equity	15.77%	19.67%	14.42%
Portfolio Quality (Overdue Portfolio/Gross Portfolio)	4.95%	3.35%	4.19%
Total Coverage Overdue Portfolio (Provisions/Overdue Portfolio)	146.77%	187.57%	186.72%
Basic Solvency Ratio	15.30%	14.70%	16.18%
Total Solvency Ratio	18.08%	18.29%	21.01%

MARKET
(Figures as of December 31)				2023 vs. 2022
	2023	2022	2021	Var $	Var %

Weighted Average Share Price		38,293	33,431	-38,293	-100.00%
Market Capitalization (in millions)		36,831,152	32,154,666	-36,831,152	-100.00%
Number of Outstanding Shares	961,827,000	961,827,000	961,827,000	-	0.00%
Intrinsic Value	38,553	40,279	33,028	-1,726	-4.29%
Earnings Per Share-Unit	6,217	7,208	4,314	-991	-13.75%

Accounting accounts parameterization per the Board of Directors report and press release.

Amidst 2023, marked by high inflation in the Colombian economy and a contractionary monetary policy rate, Bancolombia experienced a 3.46% growth in assets. This represents COP 8,414,794 million more compared to the end of 2022.

This variation was mainly leveraged by the gross portfolio, which grew by 1.92% during the year (COP 3,448,890 million). Additionally, the balance of cash and cash equivalents stood at COP 24,348,860 million at year-end, given the Bank's liquidity conditions.

The performance of portfolio balances was largely represented by the commercial segment, which grew by 4.01% (COP 3,685,879 million). Consumer loans decreased 4.94% (COP 2,021,414 million), due to a lower demand for credit. The housing portfolio grew 10.86% (COP 2,139,181 million). The financial services and natural resources sectors were the main drivers of this growth, especially in the commercial mode.

Investments in subsidiaries, associates, and joint ventures decreased by 16.56%, equivalent to COP 4,970,915 million. This outcome is attributed to investments in foreign subsidiaries and the currency revaluation effect caused by the exchange rate fluctuation, which shifted from COP 4,810 at the end of 2022 to COP 3,822 at the end of 2023.

The growth of COP 1,623,768 million in the portfolio provision balance indicates increased credit risk. This reflects a deterioration in portfolio quality with an increase in the non-performing loan ratio, which reached 4.95%.

The company ended the year 2023 with a total liability balance of COP 214,508,670 million, which is COP 10,074,906 million higher than the 2022 year-end figure. This behavior was primarily driven by time deposits, which grew by COP 16,599,660 million, reflecting higher profitability rates. The performance of virtual investment was notable, closing at COP 10,100,000 million in 2023. This represented an increase of COP 9,700,000 million compared to the previous year.

On the contrary, demand accounts experienced a downward trend: savings accounts decreased by COP -1,939,013 million and checking accounts by COP -2,132,066 million. This indicates a shift in funding structure. CDs gained 745 basis points of total deposit share, while savings and checking accounts lost share. This implies an increase in the cost of liabilities. The decrease in bonds is due to a restatement effect, along with bond maturities in pesos totaling around COP 612,522 million and a bond buyback operation of senior bonds maturing in 2025 for approximately USD 468 million conducted in August 2023.

In equity, Bancolombia decreased COP 1,660,112 million. This is primarily due to the exchange rate difference from investments in affiliates and subsidiaries due to the decrease in the Representative Market Exchange Rate (TRM) and lower net profit in the period.

In line with the increasing trend of the gross portfolio, the net interest income grew by 8.97%, equivalent to COP 1,273,799 million. This increase was primarily due to the revenue generation from the commercial portfolio. This favorable trend was offset by the deterioration of the portfolio. It led to an increase in provisions expense of COP 3,759,401 million. Consequently, interest income and valuation of financial instruments after provisions showed an annual decrease of COP 2,485,602 million.

Income from equity method amounted to COP 2,040,133 million. It represented an increase of COP 73,335 million compared to the balance in 2022. This was due to higher profits from subsidiary investments.

Net income before provisions grew by 19.44% compared to a 19.64% increase in operational expenses. This represents a 6 basis points deterioration in the efficiency indicator, which stood at 37.91%. Thus, pre-tax profit amounted to COP 7,662,543 million. It reflects a decrease of COP -1,428,017 million compared to the previous year.

As a result, Bancolombia ultimately closed 2023 with a net profit of COP 5,979,730 million. This amount represents an annual decrease of 13.75%, equivalent to COP 953,235 million. This leads to a decrease in the profitability of equity, which decreased by -389 basis points, standing at 15.77%.

Material Changes related to the Issuer's Liquidity and Solvency Position

Liquid Assets

One of the Bank’s main guidelines is to maintain a strong liquidity position. Therefore, the Asset and Liability Management (ALM) Committee has established a minimum level of liquid assets based on the financing needs of the parent company and each subsidiary. The objective is to ensure, as far as possible, that there will always be sufficient liquidity to meet its liabilities as they mature. This is both in normal conditions and stress scenarios without incurring significant losses or risking damage to the Bank's reputation.

As mentioned earlier, the Bank aims to maintain the optimal level of liquid assets to ensure not only smooth operation under normal conditions but also to operate under stress scenarios in the markets. In 2023, the Bank maintained a solid liquidity position with high levels of liquidity during the second half of the year.

The following table shows the distribution of liquid assets in the last two years:

Liquid assets (1)	December 31, 2023	December 31, 2022
High-quality liquid assets*

Cash	25,273,317	26,299,990
High-quality liquid marketable securities	19,951,771	17,739,501
Other liquid assets
Other marketable securities**	5,455,735	4,019,688
Total liquid assets	50,680,823	48,059,179

Cash and liquid assets are those assets readily accepted as collateral by central banks in Colombia and other jurisdictions for monetary expansion or contraction operations. Liquid assets are adjusted by a reduction. They include cash, repos held for trading, and investments held for trading in stocks listed on the Colombian Stock Exchange, units of investment funds, or other debt trading instruments.

*High-quality liquid assets: Cash and shares that are eligible for reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in Paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of Bank of the Republic.

**Other marketable securities: Securities issued by financial and corporate entities.

As of December 31, 2023, liquid assets grew by COP 2,621,000 million primarily due to the increase in high-quality liquid securities. This change stems from increased deposits and excess liquidity managed through the treasury portfolio with purchases of liquid securities.

The Bank measures liquid assets on a daily basis and compares the result with a target set by the Risk Committee. Under this rule, daily liquid assets must be equal to or greater than the target. In case the limit is not reached, there is a period of five days to increase liquidity levels.

Cash is important to ensure branch and ATM operations. The Bank's expansion throughout Colombia requires significant levels of cash, and cash levels are monitored on a daily basis to minimize opportunity costs. In addition, cash is considered in the mandatory bank reserve established by the Central Bank.

Marketable securities comprising liquid assets are reviewed by the ALM Committee considering the Bank's liquidity objective. Although available-for-sale and held-to-maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that can be sent to the Central Bank as collateral.

The Financial Superintendence of Colombia (SFC) requires financial institutions to have liquid assets greater than the contractual one-month accumulated liquidity gap. This contractual gap reflects the maturity of current asset and liability positions and does not reflect projections of future operations. The maturity of the loan portfolio for this purpose is affected by the historical default indicator and the maturity of deposits is modeled in accordance with regulation.

The Bank's management believes that the current level of liquidity is adequate and seeks to maintain its strong deposit base and access to alternative sources of funding, such as loans from domestic and international development and commercial banks, repurchase agreements, bond issuances, overnight funds, and Central Bank funds, considering market conditions, interest rates and the desired maturity profile of liabilities.

Financing Structure

As of December 31, 2023, the Bank's liabilities reached COP 303,879,000 million, a 2.86% decrease compared to December 31, 2022. Liabilities in COP increased by 10.46%, while liabilities in USD decreased by 20.64%. This change is mainly due to the increase in time deposits in COP, offset by a decrease in savings and checking accounts in COP, financial obligations, and debt securities in USD. However, while USD liabilities decreased by 20.64%, this reduction was affected by the appreciation of the USD to COP exchange rate (20.54% in 2023).

	As of December 31
	2023	2022
	In millions of COP
Total financing
In COP	197,575,174	178,861,272
In USD	106,303,906	133,955,910
Total liabilities	303,879,080	312,817,182

In 2023, the Bank's deposits amounted to COP 247,941,000 million at the year-end, a decrease of COP 3,051,000 million, or 1.22%, compared to 2022. Deposits in COP increased by 9.18%, primarily due to the rise in time deposits. In contrast, deposits in USD decreased by 17.25% due to the reduction in savings accounts and the effect of exchange rate fluctuations. The ratio between deposits and total assets was 72.3%. This represented an increase of 116 basis points compared to 2022.

	As of December 31
	2023	2022
	In millions of COP
Total deposits	247,941,180	250,992,323

The following table shows checking accounts, savings accounts, and time deposits as a percentage of the Bank's total liabilities for 2023 and 2022:

	2023	2022
Check deposits	11.6%	12.9%
Fixed-term deposits	32.5%	27.9%
Savings deposits	35.8%	37.8%
Other deposits	1.7%	1.5%
Percentage of total liabilities	81.6%	80.1%

The Bank's main sources of funding are deposits. They are mainly composed of checking accounts, time deposits, and savings accounts. During 2023, term deposits played a key role in the balance sheet financial structure. High inflation led the Bank of the Republic to maintain a contractionary monetary policy. Consequently, there was lower demand for liquidity and credit, prompting investors to rebalance their portfolios towards higher-yield investments. As a result, the cost of funds was negatively affected due to high interest rates. Additionally, the increase in time deposits was offset by the reduction in demand deposits.

Deposits as a percentage of the Bank's total liabilities in 2023 were 81.6%. This percentage increased compared to the 80.1% of total liabilities at the end of the 2022 fiscal year.

The ratio between net portfolio and deposits (including loans from other institutions) was 90.19% at the end of 2023. This figure decreased from 94.00% compared to 2022. This change is mainly explained by the decrease in net loans and advances to customers. These decreased from COP 254,444,000 million in 2022 to COP 237,728,000 in 2023. The reduction was less compared to the variation in deposits (the reduction was COP 7,095,000 million, reaching a total of COP 263,589,000 million in 2023).

	As of December 31
	2023	2022
Net Portfolio / Deposits	90.19%	94.00%

The Bank also finances its operations with loans from financial institutions. However, the primary source of funding during 2023 was time deposits as interest rates remained high and liquidity demand was lower. Moreover, time deposits and loans with financial institutions are indexed to different market rates and indices such as the IBR (an overnight reference interest rate of the Colombian money market liquidity reflecting the price at which banks are willing to lend or borrow funds in the financial market), DTF, IPC1, LIBOR, and SOFR.

Furthermore, compliance with the CFEN in 2023, increased inflation, high-interest rates, and local and international political uncertainty generated additional pressures on the cost of short and long-term financing operations.

Outstanding Debt Instruments

In 2023, Bancolombia issued USD 50.5 million in bonds, while Bancolombia Panamá, Bancolombia Puerto Rico, and Banistmo issued bonds amounting to USD 41.9 million, USD 69.6 million, and USD 122.2 million, respectively. However, a prepayment of USD 468 million in senior bonds was executed during 2023. Consequently, the carrying amount of the issued obligations decreased by COP 4,912,000 million.

As of December 31, 2023, the total aggregate principal amount outstanding of bonds issued by the Bank was COP 14,663 million.

The following table shows the maturity profile of the Bank's debt securities in issue:

2024	2025	2026	2027	2028	2029 and beyond	Total

In millions of COP
Bonds issued	3,368,076	2,424,364	675,502	5,019,584	0	3,176,050	14,663,576

The following table outlines the components of the Bank's liabilities for fiscal years 2023 and 2022:

	As of December
	2023	% of total financing	2022	% of total financing
	In millions of COP, except percentages
Checking accounts
In COP	19,712,279	6.50%	21,583,536	6.90%
In USD	15,280,787	5.10%	19,225,320	6.00%
Total	34,993,066	11.60%	40,808,856	12.90%
Fixed-term deposits
In COP	59,146,972	19.50%	42,493,753	13.60%
In USD	39,539,544	13.00%	44,644,314	14.30%
Total	98,686,516	32.50%	87,138,067	27.90%
Savings accounts
In COP	83,053,422	27.30%	84,542,389	27.00%
In USD	25,917,912	8.50%	33,901,211	10.80%
Total	108,971,334	35.80%	118,443,600	37.80%
Other deposits
In COP	4,336,318	1.40%	3,645,007	1.20%
In USD	953,946	0.30%	956,793	0.30%
Total	5,290,264	1.70%	4,601,800	1.50%
Interbank deposits
In COP	0	0.00%	0	0.00%
In USD	606,141	0.20%	902,132	0.30%
Total	606,141	0.20%	902,132	0.30%
Derivative financial instrument-Liabilities
In COP	6,635,034	2.20%	4,696,545	1.50%
In USD	75,330	0.00%	40,909	0.00%

Total	6,710,364	2.20%	4,737,454	1.50%
Borrowings from other financial institutions (1)
In COP	6,488,331	2.10%	4,877,928	1.60%
In USD	9,160,275	3.00%	14,814,710	4.70%
Total	15,648,606	5.10%	19,692,638	6.30%
Bonds issued
In COP	4,097,729	1.30%	4,708,588	1.50%
In USD	10,565,847	3.50%	14,867,400	4.80%
Total	14,663,576	4.80%	19,575,988	6.30%
Repurchase agreements and other similar secured borrowings
In COP	308,711	0.10%	167,774	0.10%
In USD	161,584	0.10%	21,278	0.00%
Total	470,295	0.20%	189,052	0.10%
Leases
In COP	1,107,405	0.40%	967,902	0.30%
In USD	666,205	0.20%	932,366	0.30%
Total	1,773,610	0.60%	1,900,268	0.60%
Other liabilities
In COP	12,688,973	4.20%	11,177,850	3.60%
In USD	3,376,335	1.10%	3,649,477	1.20%
Total	16,065,308	5.30%	14,827,327	4.80%
Total financing
In COP	197,575,174	65.00%	178,861,272	57.30%
In USD	106,303,906	35.00%	133,955,910	42.70%
Total liabilities	303,879,080	100%	312,817,182	100%

(1) Includes borrowings from commercial banks and other non-financial entities.

Consolidated Cash Flow Statement

The following table displays the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
	In millions of COP
Operational activities	19,153,084	6,339,438	6,095,305
Investment activities	(159,689)	(4,654,502)	(650,486)
Financing activities	(5,430,672)	853,436	(6,809,972)
Increase (decrease) in cash and cash equivalents	13,562,723	2,538,372	(1,365,153)

Operational Activities

In 2023, operating activities generated a positive net cash flow due to the increase of COP 17,025,000 million in customer deposits, compared to an increase of COP 23,214,000 million in 2022, and COP 34,702,000 million in interest received, compared to COP 23,603,000 million in 2022.

The increase in loans and advances to customers and financial institutions was COP 10,554,000 million, compared to COP 37,593,000 million and COP 24,057,000 million in 2022 and 2021, respectively.  Interest payments resulted in a cash outflow of COP 15,978,000 million in 2023, COP 7,508,000 million in 2022, and COP 4,410,000 million in 2021. The net change in the value of investment securities recognized at fair value through profit or loss was negative at COP 1,988,000 million in 2023. This compares to 2022 when the net change was COP 6,321,000 million.

Investment Activities

In 2023, the Bank purchased debt securities at amortized cost for COP 3,629,000 million, COP 4,915,000 million in 2022, and COP 3,722,000 million in 2021. The maturity of debt securities at amortized cost contributed COP 4,738,000 million in 2023, COP 4,260,000 million in 2022, and COP 2,984,000 million in 2021.

Investment activities related to debt instruments at fair value through OCI provided net cash of COP 1,415,000 million during 2023 and COP 235,000 million during 2022. Investment activities associated with equity securities and interests in associates utilized net cash of COP 106,000 million during 2023, whereas in 2022 it used COP 56,000 million. Investment activities related to purchases and sales of property, equipment, and investment properties utilized net cash of COP 2,226,000 million, compared to COP 3,117,000 million used during 2022 and COP 1,632,000 million in 2021.

Financing Activities

The proceeds from loans to other financial institutions contributed COP 9,855,000 million in 2023, COP 14,374,000 million in 2022, and COP 4,182,000 million in 2021. The issuance of outstanding debt securities provided COP 1,781,000 million in 2023, COP 2,138 million in 2022, and COP 1,387,000 million in 2021.

The repayment of loans used COP 9,921,000 million in 2023, compared to COP 5,874,000 million used in 2022 and COP 8,447,000 million used in 2021. Similarly, debt securities payments in issuance utilized COP 3,928,000 million during 2023, COP 6,699,000 million during 2022, and COP 1,871,000 million during 2021.

Cash was also used to pay dividends of COP 3,298,000 million to shareholders. In 2022 and 2021, this amount was COP 2,310,000 million and COP 467,000 million, respectively.

The decrease in repurchase agreements and other similar secured loans provided cash of COP 304,000 million, compared to the COP 579,000 million used in 2022 and COP 1,457,000 million in 2021.

Capital Solvency

The Bank and its subsidiaries comply with the capital solvency requirements in their respective operating countries.

The equity attributable to Bancolombia's owners amounted to COP 38,090,000 million as of December 31, 2023, which is 2.56% lower than the COP 39,089,000 million recorded as of December 31, 2022. This decrease is mainly explained by the appreciation of the Colombian peso against the US dollar and the lower net income generated during the period.

The Bank’s consolidated capital solvency ratio was 13.40% as of December 31, 2023, higher than the 12.79% in 2022.

The Bank's capital solvency ratio exceeded the requirements of the Colombian government and the Superintendence of Finance by 440 basis points above the minimum 9% required by the Colombian regulator. The core capital ratio (Tier 1) was 11.42 % and the tangible capital ratio, which is equal to the ratio of the difference between net equity and goodwill and intangible assets over tangible assets, was 8.66 % at the end of 2023. For a complete description of the Bank's capital adequacy requirements, see Item 4. "Information about the Company - B. Business Overview - B.8 - Supervision and Regulation".

The following table provides information on the Bank's consolidated capital solvency as of December 31, 2023, and 2022:

	GRUPO BANCOLOMBIA
	December 31, 2023	December 31, 2022
Ordinary Basic Equity	39,704,541	40,652,350
Share	480,914	480,914
Premium in the Issue of Shares	5,441,658	5,441,658

Translation Adjustment in Financial Statements
Legal Reserve	14,541,561	14,534,766
Voluntary Reserves	7,250,712	3,162,401
Minority Interest	960,217	908,648
ORI Profit/Loss	4,065,182	7,749,234
Profit for the Fiscal Year	6,116,936	6,783,490
Profit from Previous Fiscal Years	847,362	1,591,239
PBO Deductions	-8,919,345	-11,001,874
Capital Investments
Losses from Previous Fiscal Years	-79,587	-79,577
Goodwill	-7,818,125	-9,836,661
PPE Revaluation	-350,061	-351,871
Intangible	-671,572	-602,531
Net Deferred Income Tax	0	-131,233
Net PBO	30,785,197	29,650,476
Minority Interest	-	-
Hybrid Bonds	4,283,448	6,109,531
Old Style Bonds	678,797	794,881
Other PA Accounts	0	0
General Provisions	375,902	12,759
Additional Equity	5,338,147	6,917,171
Deductions of Technical Equity	-10,687	-16,136
	36,112,657	36,551,511
Capital Ratios
Tier I	11.42%	10.37%
Tier II	1.98%	2.41%
Assets weighted by level of credit risk including market risk and operational risk	269,591,211	285,878,639
Total Solvency Ratio	13.40%	12.79%

(1)Technical capital is the sum of core and additional capital.

(2)Capital solvency is calculated by dividing technical capital by risk-weighted assets.

Seasonality in Deposits

Historically, the bank has experienced a certain seasonality in its demand deposits. It has had low levels of liquidity during the first months of the year and high levels of liquidity at the end of the year. This behavior is mainly explained by the increase in liquidity due to the monetary expansion operations carried out by the Bank of the Republic and the National Government injecting liquidity to the market in response to the greater dynamics in the economic activity and the high transaction rate.

In 2023, inflation remained above the target range, prompting the Central Bank to maintain high interest rates. This resulted in reduced liquidity preference, credit operations, and an increase in investments in time deposits. While demand deposits decreased over the year, the last quarter witnessed significant growth in savings and checking accounts.

However, we believe that the seasonality in deposits does not have a significant impact on the operation of the business, as the excess/shortage of liquidity is managed through the treasury portfolio.

Equities Performance

Throughout 2023, the performance of Bancolombia's common and preferred shares closely mirrored the movement of the COLCAP index.

Bancolombia's common stock concluded 2023 with a yearly variation of -22%. It experienced devaluation throughout the year, hitting a low of COP 27,200 on September 06, 2023, and reaching a peak of COP 44,000 on January 11, 2023. All of this aligns with the positive trend observed at the end of 2022.

The preferred stock had an annual variation of -11%, reflecting a trend similar to the market (COLCAP -7% annually). It reached its peak at COP 35,490 on January 31, 2023. Subsequently, the price declined to a minimum of COP 25,100 with some recovery in the last quarter to close 2023 at approximately COP 29,920.

Bancolombia Common and Preferred Price Evolution vs. COLCAP

12/30/2022

01/06/2023

01/13/2023

01/20/2023

01/27/2023

02/03/2023

02/10/2023

02/17/2023

02/24/2023

03/03/2023

03/10/2023

03/17/2023

03/24/2023

03/31/2023

04/07/2023

04/14/2023

04/21/2023

04/28/2023

05/05/2023

05/12/2023

05/19/2023

05/26/2023

06/02/2023

06/09/2023

06/16/2023

06/23/2023

06/30/2023

07/07/2023

07/14/2023

07/21/2023

07/28/2023

08/04/2023

08/11/2023

08/18/2023

08/25/2023

09/01/2023

09/08/2023

09/15/2023

09/22/2023

09/29/2023

10/06/2023

10/13/2023

10/20/2023

10/27/2023

11/03/2023

11/10/2023

11/17/2023

11/24/2023

12/01/2023

12/08/2023

12/15/2023

12/22/2023

12/29/2023

COLCAP

Local Preferential Price

Ordinary Price

1,400

1,350

1,300

1,250

1,200

1,150

1,100

1,050

1,000

44,000

42,000

40,000

38,000

36,000

34,000

32,000

30,000

28,000

26,000

24,000

12/30/2022

01/06/2023

01/13/2023

01/20/2023

01/27/2023

02/03/2023

02/10/2023

02/17/2023

02/24/2023

03/03/2023

03/10/2023

03/17/2023

03/24/2023

03/31/2023

04/07/2023

04/14/2023

04/21/2023

04/28/2023

05/05/2023

05/12/2023

05/19/2023

05/26/2023

06/02/2023

06/09/2023

06/16/2023

06/23/2023

06/30/2023

07/07/2023

07/14/2023

07/21/2023

07/28/2023

08/04/2023

08/11/2023

08/18/2023

08/25/2023

09/01/2023

09/08/2023

09/15/2023

09/22/2023

09/29/2023

10/06/2023

10/13/2023

10/20/2023

10/27/2023

11/03/2023

11/10/2023

11/17/2023

11/24/2023

12/01/2023

12/08/2023

12/15/2023

12/22/2023

12/29/2023

At the end of 2023, the price of Bancolombia's ADR increased 8% compared to the end of 2022. This is largely attributed to the Colombian peso's stronger performance against the US dollar, experiencing an appreciation of 21% annually. During 2023, the ADR reached a peak of USD 31.00 and a low of USD 22.26. A noticeable upward trend was observed since the last quarter of the year.

Bancolombia ADR vs. Representative Market Rate (TRM) Price Evolution

TRM - COP

5,000

4,800

4,600

4,400

4,200

4,000

3,800

3,600

ADR Price

Bancolombia, TRM, and COLCAP Price Variation

Date	ADR	Common	Preferred	TRM	COLCAP
12/30/22	28.54	42,500	33,550	4,810	1,286
12/29/23	30.77	33,200	29,920	3,822	1,195
Var %	8%	-22%	-11%	-21%	-7%

General Local Market Information

Type	Nemo	Registration Date	Outstanding Shares	Market Capitalization
Common	BCOLOMBIA	07-01-1945	509,704,584	16,922,192.19
Preferred	PFBCOLOM	07-26-1995	452,122,416	13,527,502.69

Nemo	Average Daily Price	Maximum Price	Maximum Price Date	Minimum Price	Minimum Price Date
BCOLOMBIA	33,927	44,000	01-11-2023	26,700	09-06-2023
PFBCOLOM	29,221	35,690	02-01-2023	25,010	09-08-2023

Operations	Nemo	Operation Number
Operation number	BCOLOMBIA	57,054
Operation number	PFBCOLOM	151,444
Average daily operations	BCOLOMBIA	236
Average daily operations	PFBCOLOM	626

Trading volume in Bancolombia's common and preferred shares peaked in February. The trading activity during the first quarter of 2023 was the highest. However, there was a decline in common shares, while preferred shares maintained volumes close to COP 250,000 million. There was a resurgence in trading activity observed in September and December. On average, the monthly trading volume for Bancolombia's common shares in 2023 was COP 119,000 million. The volume of preferred shares was 2.3 times higher than that observed in common shares.

Monthly Volume of Bancolombia's Common and Preferred Shares

Dec-23

Nov-23

Oct-23

Sep-23

Aug-23

Jul-23

Jun-23

May-23

Apr-23

Mar-23

Feb-23

Dec-23

Apr-23

Jan-23

Preferred Shares Volume

Common Shares Volume

Fixed Income Performance

In 2023, there was a debt management event for Bancolombia in the international market. In July, we conducted a repurchase operation for the ordinary bonds maturing on January 29, 2025. The face value was USD 950 million with a 3% coupon rate. The purpose of this transaction was to prepare for the maturity of this bond and capitalize on the available market opportunity by conducting this operation. The total amount collected was USD 467,966 million, which corresponds to 49.26% of the bond's face value. This amount exceeded the initial offering of USD 370 million by 1.26 times.

Tiers of Grupo Bancolombia Bonds in USD

(December 29, 2023)

Bond	Amount	Yield	Price L	G-Spread
Subordinates
BCOLO SUB 27	USD 750 million	7.176%	99.512	311
BCOLO SUB 29	USD 550 million	8.518%	91.815	759
Common
BCOLO SR 25	USD 482 million	6.215	96.899	130
BANISTMSR 27	USD 400 million	7.147%	91.095	315

Analyzing the average variations in credit spreads of Grupo Bancolombia bonds during 2023, we observe that Banistmo 2027 bonds experienced a 44 basis points (bps) increase in their credit spread. Additionally, Bancolombia 2029 and 2025 bonds saw a slight rise of 4 and 2 bps, respectively. Meanwhile, the 2027 bond experienced a decrease of 15 basis points in its credit spread.

Bancolombia Bond Credit Spreads

Nov-30

Oct-31

Sep-30

Jul-31

Jun-30

May-31

Apr-30

Mar-31

Feb-28

Jan-30

Dec-30

Aug-31

General Local Primary Market Information

Primary Nemo	Secondary Nemo	Date of Issue	Expiration Date	Term (Years)	Bond Type	Reference Rate	Issue Date	Currency	Amount Issued (COP Millions)
BBCB19B15		3/4/09	3/4/24	19.73	SUBORDINATED BONDS	CPI	6.9	COP	209,000
BBCB209D15		7/27/11	7/27/26	15	ORDINARY BONDS	CPI	4.6	COP	248,030
BBCB319D15		11/2/11	11/2/26	15.01	ORDINARY BONDS	CPI	4.62	COP	224,050
BBCB319D12		11/2/11	11/2/23	12.01	ORDINARY BONDS	CPI	4.45	COP	115,828
BLGC3119D1		4/18/12	4/18/24	12.01	ORDINARY BONDS	CPI	4.5	COP	192,916
BLGC149D10		7/23/14	7/23/24	10	ORDINARY BONDS	CPI	4.25	COP	178,750
BBCB149D15		9/24/14	9/24/29	15	SUBORDINATED BONDS	CPI	4.65	COP	360,000
BBCB149D10		9/24/14	9/24/24	10	SUBORDINATED BONDS	CPI	4.29	COP	373,752
BBCB149D20		9/24/14	9/24/34	20	SUBORDINATED BONDS	CPI	4.79	COP	254,500
BLGC659C10		3/18/15	3/18/25	10	ORDINARY BONDS	CPI	4	COP	91,884
BVBCB11895	BVBCB1189C05	7/18/18	7/18/23	5	ORDINARY BONDS	CPI	2.95	COP	146,694
BSBCB219C5	BSBCB2219C05	9/16/21	9/16/26	5	ORDINARY BONDS	CPI	2.47	COP	183,797
BSBCB219C1	BSBCB2219C12	9/16/21	9/16/33	12.01	ORDINARY BONDS	CPI	3.69	COP	251,500
BSBCB2218E	BSBCB2218E03	9/16/21	9/16/24	3	ORDINARY BONDS	IB1	1.3	COP	164,703

Capital Investments and Divestments

As Bancolombia Group, we invested in 2023 COP 699,953 million, including investments in digital evolution and technology assets (COP 520,219 million) and the development of channels and fixed assets (COP 179,735 million).

For 2024, we anticipate investing approximately COP 772,956 million, representing a 10.4% annual variation. Investment remains relatively stable. This is partly due to last year's expectations when we anticipated a stabilization in fixed asset investment. Nevertheless, we continue with a high investment focus on technology and digital development, cybersecurity enhancement, and cloud migration. We also anticipate investing in channels and tools to diversify the digital offering. Additionally, we plan to invest in data analytics, reinforce machines to support processing in non-productive environments, and evolve the ERP system.

Profit Distribution Project

BANCOLOMBIA S.A. ANNOUNCES PROFIT DISTRIBUTION PLAN

The Board of Directors of Bancolombia S.A. presents for the consideration of the upcoming Ordinary General Shareholders' Meeting in March a profit distribution project that considers the following aspects:

(i)Bancolombia will continue to maintain an adequate capital structure and an optimal level of solvency to meet the expected growth of the business, maintaining prudential standards above regulatory levels.

(ii)Business projections in 2024 are based on moderate asset growth, stability in overall business performance, and a return on equity substantially above projected inflation for Colombia.

Based on the foregoing, the Board of Directors will submit to the consideration of the shareholders the profit distribution project described below:

(i)The payment of an annual dividend of COP 3,536 per share, payable in 4 quarterly installments of COP 884 per share and quarter, on the following dates: April 01, July 02, October 01, 2024, and January 02, 2025. Dividends for consideration by the Meeting will be recognized for both outstanding common and preferred shares.

(ii)The constitution of an occasional reserve for the patrimonial strengthening and future growth of the entity for COP 2.61 trillion.

(iii)An occasional reserve available to the Board of Directors for donations to social benefit projects for COP 33,000 million.

The following is the proposed profit distribution that the Board of Directors will present for approval at the Meeting:

2023 Gross Profit	7,662,543,704,125.73
Provisions for income and deferred tax	(1,682,813,409,504.38)
2023 Net Profit		5,979,730,294,621.35
Plus retained earnings recognized in the opening balance and that were actually made during 2023.		1,810,389,243.96
Plus release of provisional resources to pay preferred shares dividends.		57,701,443,512.78
Total Distribution		6,039,242,127,378.09
Provisions for equity strengthening and future growth.	2,605,221,855,378.09
To pay a dividend corresponding to 509,704,584 common shares and 452,122,416 non-voting preferred shares. These were subscribed and paid as of December 31, 2023, at a rate of COP 3536 each. They are payable as follows: COP 884 per share and quarter on the following dates: April 01, July 02, October 01, 2024, and January 02, 2025.	3,401,020,272,000.00

A discretionary reserve available to the Board of Directors for donations to social benefit projects.	33,000,000,000.00
EQUAL AMOUNTS	6,039,242,127,378.09	6,039,242,127,378.09

Figures expressed in Colombian pesos (COP)

The ex-dividend period will be between the first business day of dividends payment of the corresponding shares and the preceding 4 business days as follows:

Ex-dividend period start (*)	Ex-dividend period end (*)
March 21, 2024	April 01, 2024
June 25, 2024	July 02, 2024
September 25, 2024	October 01, 2024
December 26, 2024	January 02, 2025

(*) The ex-dividend period dates will be subject to adjustments as determined by the Colombian Stock Exchange.

Our Commitment to Investors

As an issuer in the capital markets, we are committed to upholding the highest standards of financial disclosure and engaging with our shareholders. Our objective is to foster a close relationship that allows us to effectively communicate the impact of our strategy.

Our specialized channels for maintaining contact with the markets include the Bancolombia Shareholder Service Center and the Investor Relations Department. This is how we address the needs of our shareholders and keep them informed about the business outlook and developments.

Throughout 2023, we participated in 15 international in-person events and virtual capital market panels. We interacted with several institutional funds investing in Bancolombia. Thanks to virtual platforms, we also increased the number of meetings with investors, investment analysts, and risk rating agencies. They closely follow Bancolombia and its subsidiaries' performance, perceiving our company as an appealing investment option.

Four earnings conferences are held to keep our investor community informed. We report on progress in implementing our strategy, business results, and prospects. We participated in various forums as presenters. We addressed concerns and communicated key messages, such as the organization's digital transformation and sustainability efforts.

In 2023, Bancolombia consolidated its status as an IR Recognition issuer. This recognition is granted by the Colombian Stock Exchange (bvc) to companies that adhere to the best practices in information disclosure and investor relations.

Milestones, Initiatives, and Achievements

The financial sector is one of the main drivers of our countries' economies. This is achieved through the support we provide to natural persons, companies across all sectors of the economy, and the public sector. We aim to implement initiatives that foster growth, competitiveness, and well-being for all.

Committed to this role, Bancolombia aims to strike a balance between the necessary growth to provide robust support to our customers and create value for all our stakeholders, and the prudent management of our operations. This encompasses leveraging income, managing portfolios, controlling expenses, and enhancing efficiency.

We provide responsible lending

Portfolio (In millions of COP)	Dec-22	Dec-23*	Variation
Persons	53,300,745	56,715,804	6.41%
Independents	5,558,652	6,014,995	8.21%
SMEs	19,268,644	19,602,536	1.73%
Companies	13,357,190	14,050,924	5.19%
Corporate	73,176,521	84,203,423	15.07%
TOTAL	164,661,752	180,587,682	9.67%

*Figures as of December 31

Portfolio by type (in COP millions)	Dec-22	Dec-23*	Variation
Consumption	24,417,461	24,073,115	-1.41%
Commercial	63,911,070	72,934,697	14.12%
Leasing	17,033,460	18,291,754	7.39%
Housing	20,392,588	22,876,594	12.18%

*Preliminary data as of December 31

In 2023, we faced significant challenges in growing our portfolio. This was attributed to factors such as high interest rates and reduced purchasing power for families driven by inflation.

In that scenario, we maintained our strategy of pursuing healthy origination for individuals and independents using analytical models. Through this approach, we disbursed COP 7,800,000 million to over 664,000 financially sound customers. Similarly, we extended assistance to over 48,000 individuals through instruments like order of payments.

Portfolio containment and recovery was also a challenge. We promote initiatives with customers in good standing, with early delinquencies or with deteriorated balances. We improve reachability, payment incentives, and digital collections.

In terms of corporate business, 2023 was a challenging year, with several factors anticipating a more complex and volatile market landscape. However, we continue to accompany our customers in their needs.

Regarding the commercial portfolio (which represents 63.8% of the total), over 70% of the placements were new credits for over 2,000 companies. They now see us as their ally and reference for their short and long-term needs. This comes alongside effective risk management, with a stable non-performing loan ratio throughout the second half.

In Guatemala, we have also strengthened our value proposition across various segments to continue supporting our customers in their needs while fostering healthy growth. This includes an increase in placements and retention across various credit modalities, as well as a 53% rise in Bancaseguros placements.

Capital Management and Efficiency

We made progress in optimizing the Grupo Bancolombia’s capital structure. To achieve this, we designed a capital utilization methodology that prioritizes equity. It has enabled us to increase dividend payouts and maintain a solvency ratio above 10.5%, thereby contributing to profitability and meeting regulatory and business requirements.

Amidst the current environment, we achieved effective liquidity management. We optimized the Net Interest Margin performance and interest rate risk through our asset and liability management.

From Treasury, we achieved outstanding revenue performance: in 2023, we reached 32.5% of the annual revenue budget and achieved net earnings excluding CD of COP 785,300 million. With customers across various segments, we highlight a 47% increase in hedging revenues (COP 155,000 million). Additionally, we have created avenues for market updates and risk management strategy discussions.

In the Capital Markets arena, we secured approval and negotiated the first working capital credit with Deutsche Bank. This marks the first of its kind for a financial institution worldwide. We also successfully completed a buyback operation for a portion of the senior bonds maturing in January 2025, with a face value of USD 950 million. The transaction was closed at USD 468 million (1.26 times the original offer amount). The transaction leveraged the subsidiaries' dividend availability and a favorable market window, resulting in savings of USD 17 million on the repurchase price and USD 14 million in interest expenses.

Regarding efficiency initiatives, we highlight several efforts. One of them is the corporate EFITÓN. Its purpose is to drive the implementation of initiatives that improve efficiency and productivity, which in 2023 generated efficiency savings of COP 832,181 million.

At the same time, efficiencies, increased speed, precision, and future vision were achieved by leveraging analytics and digital evolution in financial practice. With the models developed using cross-analytical capabilities, annual efficiencies of COP 29,406 million were generated in contract optimization, cash storage management, analysis of customer financial behavior, and disclosure of information to shareholders and external parties.

In line with this, we evolved the service model of the finance function to better align with the business, anticipate solutions, and align strategy with financial objectives. This model has enhanced capacity to address challenges and support the business in its initiatives from inception, guiding strategic alternatives for the future.

Furthermore, we optimized processes in financial closing and quarterly result generation. This enables us to analyze and disclose information promptly (within the first 9 days of the following month).

Meanwhile, we continued to implement automation. With over 1,614 digital enablers and automation services in 426 processes across the organization, we achieved efficiencies totaling COP 9,826 million and reduced operational risk by over COP 38,817 million. Thanks to this evolution, we generated economic benefits equivalent to COP 128,472 million by avoiding expenses through the effective use of technology.

All of these efforts have been accompanied by a redefinition of the financial role. This has been facilitated by evolving the vision of success within the function, modernizing the operating model, and implementing a knowledge management strategy and talent mindset in finance.

Venture Capital Investment

Since 2018, Bancolombia Ventures, the Corporate Venture Capital (CVC) arm of the Grupo Bancolombia, has been in operation. It aims to invest in startups with high growth potential aligned with the bank's business strategy.

Since then, it has completed 46 transactions involving 32 companies. Notable transactions include alternative loans with investments such as Agricapital and Blup (a smart inventory financing solution), venture capital funds like Veronorte and Anthemis, and Consumer/Wealthtech companies, including Trii, Quipu, and N1CO.

Bancolombia Ventures also manages the impact investment fund of the Fundación Bancolombia. Through this fund, 12 transactions have been completed involving 9 companies, such as SunColombia, Páramo Snacks, and Urbania. It has made an impact on individuals in rural Colombia, reaching 32 out of the country's 33 departments.

In 2023, 20 investments totaling USD 17.8 million were made in startups. This brings the committed capital and impact portfolio to USD 49.2 million.

We also launched our Startup Management Office to strengthen the relationship between Bancolombia and key startups supporting the organization's focus strategies. This promotes experimentation to reduce uncertainty and enhance decision-making in structuring alliances and investments, maximizing outcomes for both parties.

We mapped out relationships with over 110 startups over the past four years. Through these partnerships, we have leveraged strategic capabilities including customer insights, customer experience, financial inclusion, banking aggregation, risk models, and access to non-

customers. We have also supported 13 startups in connecting with the bank, taking a comprehensive approach to strengthen their financial capabilities and address areas of weakness.

Miami Operation

Bancolombia Capital Miami began its operations in the United States in August 2022 and has since consolidated its operation.   The entity currently manages USD 450 million across its two broker-dealer and investment adviser businesses.  Through them, customers can access products traded in public markets and funds with various investment strategies in stocks and bonds across many sectors and countries in both public and private markets.

This year, we secured the first Multilateral Organization (Professional Investor) to invest funds in two of our Collective Investment Funds for Liquidity through a local custodian (Trust Entity). This opened doors to foreign professional investors interested in efficiently managing their liquidity and investment opportunities for medium and long-term goals.

Sustainable Funding

At Grupo Bancolombia, we have been consolidating a sustainable finance strategy to offer individuals and businesses solutions for harmonious relationships with the environment and the community.

Therefore, we aim to promote company projects that enable a transition to a low-carbon economy and contribute to closing social gaps and/or access to health or drinking water through the issuance of green, social, sustainable, and sustainability-linked bonds. We have also taken the message to the stock market that investments can generate social and environmental value.

Additionally, we continue to achieve milestones in accessing financing from international banks with a sustainability-linked loan worth USD 100 million received during 2023. Combined with two similar operations in 2022, this brings our total to USD 350 million in such credits. The resources are used for working capital and trade. They include commitments to financing goals for sustainable initiatives, women in leadership positions, and reducing carbon emissions.

To date, we have issued 6 bond issues for a total amount of COP 2,700,000 million and we have supported financed renewable energy, sustainable construction, women entrepreneur empowerment, social infrastructure, circular economy, and access to affordable housing initiatives. We are also committed to increase access to financing for unbanked and underserved low-income people and to achieve a reduction in financed CO2 emissions.

These bond issuances were conducted in Colombia and Panama. They had both domestic and international buyers, including the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), and investors from the primary market. In accordance with the established Green, Social, Sustainable & Sustainability-Linked Bond Principles by the ICMA, we hereby provide the status of the 6 issuances as of December 31, 2023.

First Issuance: 2016 Bancolombia Green Bond

From the first issuance in 2016, 60% of the financed projects consist of small hydroelectric plants operating at the water's edge without dams, with capacities less than 20MW, and solar power plants. The other 40% are sustainable construction projects. This bond matured in December 2023.

•	Disbursements for COP 350,000 million
•	14 projects in 5 departments and 9 municipalities of Colombia
•	Average disbursement per operation: COP 35,320 million
•	Average term per operation: 9.4 years
•	Balance of the projects assigned as of the close of 2023: COP 361,253 million
•	Impact of the projects financed by the green bond: electricity generation from renewable sources, CO2 emissions, and sustainable construction areas.

Second Issuance: 2018 Bancolombia Green Bond

On July 18, 2018, we conducted a second green bond issuance totaling COP 300,000 million in 2 series: Series 1 amounted to COP 153,306 million, maturing in July 2021, and Series 2 amounted to COP 146,694 million, maturing in July 2023. 23% of the projects financed with this issuance correspond to sustainable construction projects. The remaining 77% are renewable energy projects. 100% of the resources have been allocated and disbursed.

Data from the second issuance - Series 2, as of July 18, 2023:

•	Disbursements for COP 146,694 million
•	6 projects in 4 departments and 5 municipalities of Colombia
•	Average disbursement per operation: COP 31,268 million
•	Average term per operation: 6.2 years
•	Balance of the projects assigned as of the close of 2023: COP 154,092 million
•	Impact of projects financed by the green bond: electricity generation from renewable sources, avoided CO2 emissions, and sustainable construction areas.

Third Issuance: 2019 Bancolombia Sustainable Bond

On July 19, 2019, we conducted the first issuance sustainable bond issuance for COP 657,000 million. This was fully acquired by the IDB and marked the third issuance with sustainable characteristics. 98% of the funds are allocated to green projects focused on sustainable construction, cleaner production, and energy efficiency. The remaining 2% corresponds to social projects focused on public housing. 100% of the resources have been allocated and disbursed.

•	Disbursements for COP 657,000 million
•	13 projects in 4 departments
•	11 green projects and 2 social projects
•	Average disbursement per operation: COP 62,418 million
•	Balance of the projects assigned as of the close of 2023: COP 665,457 million
•	Average term per operation: 8.5 years

Sustainable Development Goals to which we contribute with this issuance: SDG 11: Sustainable cities and communities, SDG 9: Industry, innovation, and infrastructure, SDG 7: Affordable and clean energy, SDG 6: Clean water and sanitation, SDG 4: Quality education and SDG 3: Good health and well-being.

Fourth Issuance: Bancolombia Sustainable Bond

On September 16, 2021, we executed the second sustainable bond issuance for COP 600,000 million in the Colombian primary market. 78% of the resources correspond to green projects focused on renewable energy, sustainable construction, and circular economy. The remaining 22% corresponds to social projects focused on affordable housing, social infrastructure, and women's empowerment. 100% of the resources have been allocated and disbursed.

•	Disbursements for COP 600,000 million.
•	118 projects nationwide
•	18 green projects and 100 social projects
•	Average disbursement per operation: COP 6,616 million
•	Balance of the projects assigned as of the close of 2023: COP 613,778 million.
•	Average term per operation: 6.1 years

Sustainable Development Goals to which we contribute with this issuance: SDG 1: No poverty, SDG 3: Good health and well-being, SDG 5: Gender equality, SDG 7: Affordable and clean energy, SDG 8: Decent work and economic growth, SDG 9: Industry, innovation, and infrastructure, SDG 10: Reduced inequalities, SDG 11: Sustainable cities and communities; SDG 12: Responsible consumption and production and SDG 13: Climate action.

Fifth Issuance: Bond Tied to Sustainable Performance

In October 2022, we were the first financial institution in Latin America to issue a sustainability-linked bond for COP 640,000 million with a 5-year term, acquired by the IDB, IDB Invest, and the Latin American Green Bond Fund (LAGreen). Under this operation, the conditions are linked to achieving two objectives by 2025 aligned with our purpose: 1) To increase financing for unbanked or underserved individuals with low incomes and 2) To reduce CO2-intensive emissions financed (tons of CO2e per COP million) per portfolio. The results achieved by the end of 2023 and their assurance are directly disclosed  on our website.

Additionally, this issuance has a specific framework aligned with the 2020 Sustainability-linked Bonds Principles (SLBP) of the ICMA (International Capital Market Association), certified by Sustainalytics as an independent third party, and the local regulations applicable to these instruments.

First Issuance: Banistmo Gender Social Bond

In August 2019, Banistmo, our subsidiary in Panama, issued the first gender-focused social bond in Latin America for USD 50 million. It was structured and underwritten by IDB Invest and aligned with its female economic empowerment strategy and its commitments to the Gender Parity Initiative, the Seal of Equality, and UN Women's Empowerment Principles.

100% of the resources are to enable access to financing for SMEs led by women and commercial loans to women-owned small businesses, focused on the trade, services, and agribusiness sectors.

In August 2021, 100% of the resources were allocated and disbursed, benefiting 311 SMEs led by women.

Sustainable Development Goals to which we contribute with this issuance: SDG 5: Gender equality, SDG 8: Decent work and economic growth and SDG 9: Industry, innovation, and infrastructure.

This bond continued in force during 2023.

Loans Tied to Sustainable Performance

Below are the results as of the end of 2023 for the indicators we committed to through the sustainability-linked loans totaling USD 350 million from international banks:

•	Disbursements made through our sustainable credit line: COP 4,761,046 million (target: COP 4,755,000 million)
•	Percentage of women in leadership positions (Colombia): 40% (target: 43%).
•	Absolute CO2 emissions, scope 1+2, from operations in Colombia, Panama, El Salvador, and Guatemala (measured in thousands of tons of CO2e): 3.62 (target: 6.4)

Responsible Investment

At Grupo Bancolombia, we are committed to implementing best practices in responsible investing. We recognize that Environmental, Social, and Corporate Governance (ESG) criteria are essential for fulfilling our fiduciary duty.

Since our 2014 adherence to the Principles for Responsible Investment (PRI), supported by the United Nations, we have challenged ourselves to incorporate these criteria as a fundamental and integral element in all our investment processes. On this journey, and with the experience and knowledge acquired, we have deepened the integration of sustainability in our products and service offerings, our recommendations to the market, and our own position. In 2023, we reached the following milestones:

●	As part of our business ambition to mobilize at least COP 500,000,000 million through financial services in purpose-associated activities by 2030, our Asset Management division reached over COP 8,980,000 million in assets under management with ESG criteria by the end of 2023. This figure represents 33% of the total resources subject to these criteria and signifies a growth of over COP 5,000,000 million compared to the previous year.
●	We joined the Net Zero Asset Managers initiative by committing to align our investment portfolios with net-zero carbon scenarios by 2050. To achieve this, we measured our investments' indirect carbon footprint using the PCAF methodology and set science-based targets validated by the Science Based Targets Initiative (SBTi). We commit to aligning scope 1 and 2 emissions of our asset management investment portfolio to 1.5°C by 2040 and 2.0°C including scope 3, using 2021 as the base year.

●	Due to the region’s lack of information and ESG ratings, we continue applying our proprietary ESG assessment models under international standards. As of 2023, we internally rated 39 local issuers and expanded our coverage of ESG ratings to ensure responsible decisions aligned with our policies.
●	We developed and published our Policy for Exercising Political Rights under Environmental, Social, and Corporate Governance (ESG) standards. This policy outlines the ESG criteria we consider when exercising voting rights at shareholders’ meetings. It is an integral part of our Responsible Investment Policy.
●	We built tools to perform sustainability analysis for assets that lacked an evaluation methodology, such as green, social, and sustainable bond issuances and securitizations.

Eco-Efficiency

This chapter includes the eco-efficiency management implemented in 2023 and describes the results obtained in Grupo Bancolombia's operations in Colombia, Panama, El Salvador, and Guatemala. It also includes information on our Renting and Transportempo business.

In our direct operation we use natural resources such as energy, water, paper, among others, which requires a conscious management to reduce our impact and a commitment to define a strategy to reduce consumption consistent with our corporate purpose. For this purpose, we carry out permanent monitoring aligned with reduction goals.

From 2010 to 2020, we surpassed our targets. To reinforce our commitment, we set higher goals by establishing a new baseline in 2019. In 2023, expenditures generally increased as the bank resumed normal operations. Compared to 2019, we are still on a downward trend in terms of meeting our 2030 targets.

81% of our consumption is renewable as of 2023.

Scope 1+2 (Ton CO2e/year) Emissions from fuel and electricity consumption.

We decreased by -38% compared to 2022.

We increased by 102% compared to 2022.

We increased by 3% compared to 2022.

Renewable energy (kWh)

Waste for final disposal (tons).

Scope 3 (Ton CO2e/year) Emissions from paper ream consumption, air travel, and reverse logistics.

Target

Target

Target

Target

Environmental Management System

Describes the framework, structures, principles and guidelines for planning, organizing, executing, monitoring, controlling and ensuring the continuous improvement of our environmental performance. This is achieved through the prevention, control, and minimization of the environmental impacts of the operation in all the territories where we operate and by complying with the current environmental regulations that apply to us.

We continue to focus our efforts on identifying opportunities for improvement and strengths of our actions. This allows us to continually improve the indicators of our mission axes in eco-efficiency, Environmental and Social Risk Analysis (ESRA), sustainable business, and climate change strategy.

Compliance with Current Environmental Laws and Regulations as a Framework for Bancolombia's Actions

In 2023, compliance with regulations and the commitments we have made in sustainability protocols and adhesions have remained among our priorities. We kept our environmental and social legal matrix periodically updated and managed, making the respective mandatory annual reports in the corresponding platforms.

GRI 301 Materials

At Grupo Bancolombia, we have undertaken several actions to redesign our processes and digitize and reduce paper consumption.

GRI 301-1

Non-renewable materials used:

Not applicable: Given the bank's activities, non-renewable materials are not used in the provision of services.

Renewable materials used: We only quantify paper usage within this category.

In 2023, our paper consumption totaled 822 tons. This represents an improvement in consumption compared to 2022, with a reduction of 9.3%. Compared to 2019, there was a reduction in consumption of 283 tons, representing a 26% decrease.

GRI 302 Energy Management

Energy (kWh)

Target

Through our Energy Model, we achieved a 0.06% reduction in energy consumption compared to 2022. Compared to 2019, we achieved an 18% reduction. This amounts to a reduction of 69,798,179.8 MJh.

GRI 302-1, GRI 302-3, GRI 302-4

Renewable resource

Year	Self-generated renewable energy (MJh)	Purchased renewable energy (MJh)	Grid energy (MJh)	TOTAL RENEWABLE ENERGY (MJh)
2019	749,271.6	-	391,259,345.1	392,008,616.7
2020	2,373,534.0	233,052,698.7	94,854,516.4	330,280,749.1
2021	3,140,652.0	237,697,266.6	75,157,991.8	315,995,910.3
2022	2,791,925.8	263,015,500.5	58,164,778.3	323,972,204.5
2023	3,139,497.9	257,700,705	60,161,718.5	321,001,922

Non-renewable resource

Year	DIESEL or ACPM (MJh)	B2 (MJh)	B10 (MJh)	Gasoline E10 (MJh)	TOTAL NON-RENEWABLE ENERGY (MJh)
2019	1,372,943.1	749,160.0	4,424,283.0	0.0	6,546,386.1
2020	993,822.2	1,068,531.3	4,370,940.0	4,111.6	6,437,405.1
2021	1,178,200.2	1,251,720.0	2,682,270.0	0.0	5,112,190.2
2022	1,113,937.8	1,067,373.0	2,814,111.0	0.0	4,995,421.8
2023	2,133,430	1,412,095.8	3,960,654	248,722.2	7,754,902

Total energy and energy intensity (Renewable + Non-Renewable)

Each year, we aim to reduce energy consumption. The following table illustrates the changes since the baseline year. We calculate energy intensity based on the number of employees and suppliers remaining on the premises.

YEAR	TOTAL ENERGY CONSUMPTION (MJh)	YEAR-TO-YEAR VARIATION (MJh)	YEAR-TO-YEAR VARIATION (%)	ENERGY/EMPLOYEE (MJh/employee)	YEAR-TO-YEAR VARIATION (%)
2019	398,555,002.8		-4.0%	7,477.6	-8.5%
2020	336,718,154.2	-61,836,848.6	-15.5%	6,079.5	-19%
2021	321,108,100.5	-15,610,053.7	-4.6%	5,388.8	-11%
2022	328,967,626.3	7,859,525.8	2.4%	5,400.1	0.2%
2023	328,756,823	-210,803	-0.1%	5,595	4%

Achievement of the Energy Consumption Target

	ENERGY (MJh)	2023 target compared to 2019	Achievement of 2023 target compared to 2019
2023	328,756,823	-8%	-18%

Remarks:

●	To calculate energy intensity, we consider the total energy consumed within the organization (renewable electricity: purchased, self-generated and from the grid, and non-renewable: fuels), along with the number of direct group employees plus suppliers.
●	Currently, there is no steam, cooling, or heating consumption.
●	Currently, we do not sell energy.
●	Units are converted according to the Technical Regulation and Legal Metrology of the SIC.

Energy Efficiency

Based on constant monitoring of energy consumption in branches and buildings, we continued with the implementation and research of energy efficiency strategies to identify and intervene in deviations that could alter the achievement of our goals. Thus, we have strengthened our strategies at the corporate level, integrating the actions we implement in each of the countries where we operate.

●	We integrated buildings into Building Manager Systems (BMS) for decision making and preventive management for energy and water efficiency, consumption control, and indoor personnel comfort.

Renewable Energy

Renewable energy (kWh)

Target

We remain committed to using 100% renewable energy in our operations by 2030. In 2023, 81% of our energy consumption was renewable, aligning with our climate commitments in each country:

•	Colombia: 100%
•	Panama: 100%
•	Guatemala: 22%

Self-generated non-conventional renewable energy: we continue to explore implementation projects based on the analysis of our infrastructure.

•	Colombia: Our main building, General Management, has 1,960 panels, an installed power of 700 kWp, which generated 694 MWh in 2023, equivalent to 1.2% of the building's energy consumption. Additionally, our La Palmas and Torre Oriente branches generated an additional 56.6 MWh. This allows for a total annual generation of 750.6 MWh.
•	El Salvador: Our data center generated 121.4 MWh.

GRI 305 Emissions

Climate change is a growing challenge. Therefore, Bancolombia is committed to defining concrete actions to actively contribute to mitigation and compensation from our direct operations and move towards a low-carbon economy.

In 2020, we redefined our science-based target for Scopes 1 and 2, aligned with a 1.5°C scenario. We also committed to reduce our direct emissions by 73% by 2024 compared to 2019 emissions, and to achieve carbon neutrality in the countries where we operate by 2030. The definition of this target was based on the science-based methodology (SBTi - Science Base Targets Initiative).

Currently, we implement energy efficiency strategies and utilize renewable energy in 100% of our facilities. This includes the installation of photovoltaic systems in Colombia and El Salvador, as well as the purchase of 100% renewable energy certificates (REC) in Colombia and Panama, and 22% in Guatemala.  We have also planted over 170,000 trees with the Fundación Natura, estimated to capture 2,727 tons of CO2e.

We calculate our carbon footprint using the GHG Protocol methodology.

GRI 305-1, GRI 305-2

Scope 1+2 (Tons of CO2e per year)

Target

Direct emissions stem from our consumption of fossil fuels in emergency power generation plants at our branches, company vehicle usage in Guatemala and El Salvador, and indirect emissions associated with purchased electricity for our operations. The calculation includes CO2 as a greenhouse gas because other gases do not contribute significantly when calculating.

In 2023, our market-based Scope 1 + 2 emissions decreased by 38% compared to 2022. We emitted 3,619 tons of CO2e per year and achieved an 81% reduction compared to 2019.

During 2023, we updated fuel emission factors for fuels and electricity across countries.

YEAR	SCOPE 1 (TonCO2e)	SCOPE 2 (TonCO2e)		SCOPE 1+2 (TonCO2e)		2023 target compared to 2019	Achievement of 2023 target compared to 2019
		Location Based	Market Based	Location Based	Market Based
2023	546,74	14,721	3,072.74	15,267.4	3,619.48	-38%	-81%

Market-Based emissions correspond to the purchase of renewable energy, which accounts for 100% in Colombia and Panama, and 22% in Guatemala.

Biogenic emissions: For Colombia, where B2 and B10 biodiesel is used, the corresponding percentage is calculated as biogenic emissions.

YEAR	Biogenic Emissions (Ton CO2e)
2023	21.28

GRI 305-3

Scope 3 (Tons of CO2e per year)

Target

Emissions associated with our paper consumption, business air travel, and logistic processes at our branches and buildings in Colombia. We will discuss our financed issues in detail in a later chapter. The calculation includes CO2 as a greenhouse gas because other gases do not contribute significantly when calculating.

In 2023, our Scope 3 emissions increased by 3% compared to 2022, totaling 1,688 tons of CO2e per year. This rise is primarily due to increased corporate-level travel. Compared to 2019, a 46% reduction was achieved.

YEAR	SCOPE 3 (Ton CO2e)	2023 target compared to 2019	Achievement of 2023 target compared to 2019
2023	1,688	-20%	-46%

Biogenic emissions: This doesn't apply as we lack the necessary information for this calculation.

TOTAL CARBON FOOTPRINT

Due to the purchase of renewable energy certificates, we calculate our footprint based on location and market:

Grupo Bancolombia Market-Based Scope 1+2+3 Emissions (Tons of CO2e)

Emisiones Scope 1+2+3 Grupo Bancolombia Market-Based (TonCo2eq)
25000
20000
15000
10000
5000
0
3,137.6
18,660
683
1,046.0
8,486
670
925.8
7,606
540
1,638.5
5,283
526
1,687.7
3,073
547
2019
2020
2021
2022
2023
SCOPE 1.
SCOPE 2.
SCOPE 3.

In 2023, we aimed to reduce emissions associated with the supply delivery process to our Colombian branches. Through collaboration between supplier OFIX and our logistics and distribution department, we successfully cut emissions from 12.6 to 11 tons of CO2e per year compared to 2022.

GRI 305-4, GRI 305-5

Generated Emissions and Emission Intensity

Here are the changes in emissions since the baseline year, along with the calculated emission intensity based on employees and suppliers. In Scope 1 we generated an increase in emissions of 21 Ton CO2e, for Scope 2 we achieved a reduction of 6,127 Ton CO2e location based, and 2,210 Ton CO2e market based, and in Scope 3, we increased emissions by 49 Ton CO2e with respect to 2022.

By 2023, a reduction in total emissions of 2,141 Ton CO2e was achieved compared to 2022. Compared to the 2019 baseline, a reduction of 8,133 location based and 15,724 market based was achieved for scope 1+2. In Scope 3, 1,450 Ton CO2e were reduced.

Year	Scope 1 (Ton CO2e)	Scope 2 (Ton CO2e)		Scope 1+2 (Ton CO2e)		Scope 3 (Ton CO2e)	Total (Ton CO2e)		Variation		Total/Employee (TonCO2e/employee)		Variation
		Location Based	Market Based	Location Based	Market Based		Location Based	Market Based	Location Based	Market Based	Location Based	Market Based	Location Based	Market Based
2019	683	22,717	18,660	23,400	19,343	3,138	26,537	22,481	-9%	-23%	0.50	0.42	-13%	-26%
2020	670	19,128	8,486	19,798	9,157	1,046	20,844	10,203	-21%	-55%	0.38	0.18	-24%	-56%
2021	540	19,998	7,606	20,538	8,146	926	21,464	9,072	3%	-11%	0.36	0.15	-4%	-17%
2022	526	20,848	5,283	21,374	5,809	1,638	23,012	7,448	7%	-18%	0.38	0.12	5%	-20%
2023	546.7	14,721	3,073	15,267	3,619	1,688	16,955	5,307	-26%	-29%	0.29	0.09	-24%	-26%

Year	Scope 1+2 (Ton CO2e)		Total/Employee (TonCO2e/employee)		Scope 3 (Ton CO2e)	Total/Employee (TonCO2e/employee)
	Location Based	Market Based	Location Based	Market Based
2019	23,400	19,343	0.44	0.36	3,138	0.06
2020	19,798	9,157	0.36	0.17	1,046	0.02
2021	20,538	8,146	0.34	0.14	926	0.02
2022	21,374	5,809	0.35	0.10	1,638	0.03
2023	15,267	3,619	0.26	0.06	1,688	0.03

REMARKS:

•	The emission factors were sourced from:

Scope 2
Colombia: It is sourced from the XM annual report.

Panama: It is sourced from local government reports.

El Salvador: It is sourced from the Low Carbon Power website.

Guatemala: It is sourced from local government reports.

Scope 1

It is sourced from the UPME calculator and IPCC 2006 for gasoline in Guatemala.

Scope 3

Paper

It is data provided by the paper supplier.

Travel

It is data provided by airlines and shared by travel agencies in Colombia and Panama. For Guatemala and El Salvador, it is re-extracted from the EPA Simplified GHG Emissions Calculator (U.S. Environmental Protection Agency).

•	The calculation is done using the operational control approach.

Business Travel

To offset the impact of the carbon footprint generated by our travel, we continued with the implementation of the internal carbon tax for business travel. In 2023, we generated internal revenue of COP 284,188,383, which we invested in energy efficiency initiatives to reduce energy consumption and the purchase of renewable energy certificates (REC).

CO2e EMISSIONS (TONS)

GRI 306 Waste

Waste for final disposal (tons)

Target

In 2023, we managed a total of 2,532 tons of waste. This represents a 102% increase in the amount of waste disposed of compared to 2022, due to a mass disposal of stored items. Compared to 2019, there was a 26% increase. This poses a challenge for 2024.

We calculate ordinary waste using the PPC. For 2023, the data updated from 1.71 to 2.07, resulting in an increased value.

GRI 306-2, GRI 306-3, GRI 306-4, GRI 306-5

In this section, we outline the waste generated during Grupo Bancolombia's operations. They are differentiated between those disposed of by a third party and those also utilized by third parties. All this information is validated through certificates confirming final disposal or utilization, as applicable.

The managed waste includes recyclables (paper, plastic, glass, PET, cardboard, scrap), special waste, WEEE, and hazardous waste.

WASTE NOT INTENDED FOR OFF-SITE DISPOSAL (TONS)
HAZARDOUS WASTE	2019	2020	2021	2022	2023

Reuse/recycling	0	0	4.45	0	3.09
Other type of classification	0	0	0	0
TOTAL	0	0	4.45	0	3.09
NON-HAZARDOUS WASTE	2019	2020	2021	2022	2023
Reuse/recycling	1,184.33	2,428.08	883.68	887.94	1,138
Other type of classification				0
TOTAL	1,184.33	2,428.08	883.68	887.94	1,138
WASTE INTENDED FOR OFF-SITE DISPOSAL
HAZARDOUS WASTE	2019	2020	2021	2022	2023
Waste incinerated with energy recovery	12.45	6.96	0.11	0.7	0.11
Waste incinerated without energy recovery	0.12	0.07	3.14	5.2	1.90
Landfill waste	0	0	0	0	0
Waste disposed of in other ways (cells)	0	0	1.07	1.93	1.10
TOTAL	12.56	7.03	4.32	7.82	3.11
NON-HAZARDOUS WASTE	2019	2020	2021	2022	2023
Waste incinerated with energy recovery	0	0	0	0	0
Waste incinerated without energy recovery	0	0	0	0	0
Landfill waste	1,090.31	581.49	682.74	681	1,387
Waste disposed of in other ways (cells)	0	0	0	0	0
TOTAL	1,090.31	581.49	682.74	681.00	1,387
TOTAL WASTE	2,287	3,017	1,575	1,577	2,532
Recycling %	52%	80%	56%	56%	45%

YEAR	Waste not intended for off-site disposal (Ton)	Waste intended for off-site disposal (Ton)
2023	1,141	1,390

YEAR	Waste for final disposal (Tons)	2023 target compared to 2019	Achievement of 2023 target compared to 2019
2023	1,390	-12	26%

During the supply delivery to branches in Colombia, we implement reverse logistics to collect waste from them and reduce contact frequency during supply deliveries. Our participation increased from 52% in 2022 to 62% in 2023, covering 506 branches nationwide. Consequently, 24,000 kilograms of waste were collected, achieving a 100% material recovery rate.

Breakdown by Type of Total Environmental Expenditures and Investments

Environmental Investments	Costs (COP)
Investments in energy and water management systems, replacement of equipment, and facilities’ adaptations	13,144,131,061
Waste management	893,671,478
PCB project	12,179,492
TOTAL	14,049,982,031

Circular Economy in Our Operation

During 2023, we implemented several strategies, including:

•	We eliminated plastic cups in our buildings, replacing them with compostable cups in necessary areas and branches. We also launched a campaign to promote a culture of responsible consumption among employees.
•	We partnered with the Ellen MacArthur Foundation to drive and promote the transition to a circular economy in Colombia and the region. With this, we become the first company in Latin America to partner with the Foundation and have a presence in North America, Europe, and Asia.

Similarly, our assessment with Circulytics yielded a C- rating, unchanged from the previous year.

To better utilize waste generated in our operations, we implemented different initiatives for reintegrating them into new production processes. We intervene in our waste management from the eco-design of our portfolio of physical products and the acquisition of our inputs through the implementation of sustainability criteria in our supply chain to reduce the amount of waste from the design stage. The wastes generated in our operation are classified by type for use, donation, treatment, and/or final disposal. All our management aims to promote the waste circularity.

Sustainable Construction at Headquarters

We integrate sustainability criteria in an asset life cycle framework, so that each stage is aligned with our eco-efficiency goals under design and sustainable criteria. This resulted in the consolidation of a best practices manual under LEED and EDGE standards.

We migrated our operations from administrative headquarters with traditional construction to buildings certified in sustainable construction in Bogotá and Barranquilla. In the case of Bogotá, our North Headquarters building has LEED Gold certification in Core & Shell.

In addition, these headquarters are certified in sustainable construction:

•Torre Oriente Building in Medellín, Colombia, under EDGE Certification. It is the first of its kind to obtain this certification with the following results:

Reduced Energy Consumption in Materials

Water Savings

Energy Savings

https://edgebuildings.com/project-studies/bancolombia-punto-clave/?lang=es

•	Headquarters and the SOHO branch in Panama City, under LEED Gold certification.

Sustainable Supply Chain

Having suppliers and partners committed to sustainability and focused on a higher purpose allows organizations to maximize the generation of value and well-being for all.

Therefore, Grupo Bancolombia has defined and implemented different actions over the years that integrate sustainability into different stages of the procurement process. This sustainability integration begins with defining the required need, procuring and contracting products and services that are environmentally friendly and produced or generated under socially fair conditions, conducting annual sustainability assessments, and supporting the development of offers that incorporate sustainability criteria. It creates value for us and other customer companies and reinforces a sustainable supply ecosystem.

•	We updated our Sustainable Procurement Policy to more clearly outline the bank's commitment to sustainable purchases, leveraging circular economy principles, risk management, and ESG criteria. We also included a commitment for suppliers to implement circular economy strategies. This policy serves as a key tool for implementing and developing sustainability in the supply chain.
•	We conducted a sustainability risk assessment using supply taxonomy to prioritize families based on risk levels. The assessment identified 16 families as high risk, 19 as medium risk, and 106 as low risk.
•	In 2023, we assessed the sustainability commitments made by 50 suppliers to ensure compliance.

To learn more about our eco-efficiency initiatives, visit our website https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/ecobanco/ecoeficiencia-operacional

Reputation

The Bank as a Trusted Provider

Building trust among different company stakeholders fosters economic development and well-being, as per the Edelman Trust Barometer. The UN has just joined this statement. It defines 2024 as the year to rebuild the trust that eroded in 2023 due to economic uncertainty, polarization, and the truth crisis.

Building trust among all our stakeholders has been central to Grupo Bancolombia's purpose implementation. We prioritize understanding our stakeholders' expectations and bridging gaps to strengthen trust in the countries where we operate. Trust forms the foundation for strong social relationships.

Trust fosters empathetic and genuine decisions, connects people around shared interests, and uncovers new relationship opportunities, leading to favorable behaviors for organizations and the company.

We Begin by Understanding our Stakeholders' Expectations

Aligned with this, we employ a comprehensive strategy to oversee Grupo Bancolombia's reputation by taking a sensitive approach to the environment and understanding stakeholder expectations.

In addition to external indices and rankings, we conduct our own study in partnership with KPMG Spain to better grasp stakeholder expectations and their perceptions of us from emotional, rational, and behavioral standpoints.

Thanks to our management efforts, stakeholders rated their trust levels in us highly in 2023. We achieved an 80% rating for our Individual and Company customers, 97.4% for suppliers, and 100% for employees (all on a scale of 0% to 100%). This success motivates us to further cultivate enduring relationships.

When assessing our performance, the general public (individual and company customers) rates us at 5.15/7, emphasizing our leadership and financial strength. Suppliers rate us at 6/7, highlighting our commitment to good governance, ethics, and integrity. Meanwhile, employees rate us at 6.4/7, emphasizing integrity, financial stability, and sustainable development for overall well-being.

Thus, the average rating across stakeholder groups is 5.7 out of 7. Indeed, we attained ratings exceeding 5 in all operating countries. It solidifies Grupo Bancolombia's robust reputation.

According to the MERCO, we also hold the top position as the company with the best reputation in Colombia, leading in ESG focus, and ranking second in talent attraction and retention reputation.

We Employ a Reputation Impact Risk Management Model

We recognize that trust erosion arises from diverse factors (traditional or financial and non-financial), such as market, liquidity, and credit risks, misinformation, political risk, ethics, and transparency. Therefore, we assess and address these risks' impact on reputation through a model to monitor exposure and make proactive decisions. We consider the balance between business profitability and reputation strength.

Our integrated reputation management approach prioritizes being trusted providers as a strategic step to fortify long-term relationships and foster a society guided by integrity, empathy, and an optimistic vision. That allows the construction of a future of well-being for all.

Tax Policy

Countries and regions progress economically and socially through revenue generated from taxes, fees, and contributions. Hence, it is vital for Grupo Bancolombia to uphold transparent fiscal policies and committed corporate governance in every country of operation. We strive to generate sustainable tax impacts at the corporate level, aligning with the macroeconomic strategies of governments across different regions.

As a regional agent, Grupo Bancolombia has a presence in 11 countries and operates in 4. We fulfill our responsibilities as taxpayers in a responsible and timely manner and understand that we must pay management taxes in the location of our operations.

At Grupo Bancolombia, we promote fiscal sustainability in countries to support projects that foster well-being and community development. Therefore, it is crucial to fulfill tax obligations promptly and fairly to ensure that resources reach central and local governments promptly, thereby reinforcing the national tax framework.

Grupo Bancolombia consistently reviews and analyzes the impacts of tax regulations (including laws, decrees, doctrines, and jurisprudence) issued by the National Government in each region where it operates to ensure compliance with tax regulations obligations.

The following chart shows Grupo Bancolombia's participation in the public finances of the 4 countries where operations are focused for fiscal year 2023:

Taxes recorded by region
Region	Taxes recorded*
Colombia	3,062,502
El Salvador	226,384
Guatemala	4,779
Panama	154,244
TOTAL	3,447,907
*All amounts are expressed in COP

Panama 4.5%

Guatemala 0.1%

El Salvador 6.6%

Colombia 88.8%

Panama

Total Tax Contribution by Country

Our Corporate Governance Issues

Grupo Bancolombia recognizes corporate governance as an essential element for its sustainability and for obtaining the results outlined in the short, medium, and long term. Thus, applying the best industry standards promotes responsible decision-making, the continuous strengthening of the control environment, comprehensive risk management, and continuous and transparent communication with its Stakeholders.

Our Shareholders

The share capital of Bancolombia S.A. is made up of ordinary and preferred shares. On one side, ordinary shares grant their holder the right to participate in the deliberations of the Shareholders' General Meeting, to vote, and to receive a proportional share of the profits declared. On the other side, preferred shares grant the right to receive, at the time and in the manner approved by the General Meeting, a minimum preferential dividend based on the profits of the previous fiscal year. As a general rule and except for specific decisions identified in the corporate bylaws, preferred shares do not grant voting rights to their holders.

The Bank has an authorized capital of COP 700,000,000,000.00, and a subscribed and paid-in capital of COP 480,913,500,000.00, represented in 961,827,000 subscribed and paid shares. As of December 31, 2023, the total number of shareholders was 39,540 and 22,900 shareholders hold only preferred shares.

The following is the distribution of share capital and the identity of our significant shareholders as of December 31, 2023:

Type of shares	Number of Outstanding Shares	Number of shareholders owning a type of shares	Percentage of participation in share capital for each type of share
Ordinary	509,704,584	13,988	52.99%
Preferred	452,122,416	22,900	47.01%
Total	961,827,000	39,540*	100%

*2,652 shareholders have common and preferred shares.

To date, Bancolombia S.A. is unaware of real beneficiaries with a percentage greater than 10% in the entity's share capital.

Name	% of Ord. Share Participation	% of Pref. Share Participation	% of Total Participation
Grupo de Inversiones Suramericana S.A.	46.11%	0.00%	24.43%
Fondo Bancolombia ADR Program	0.00%	28.85%	13.56%
Fondo de Pensiones Obligatorias Porvenir Moderado	8.29%	2.33%	5.49%
Fondo de Pensiones Obligatorias Protección Moderado	5.48%	4.71%	5.12%
Fondo Bursátil iShares MSCI Colcap	3.64%	7.27%	5.34%

.

*Private Pension Funds

17,1%
Other local shareholders
24,5%
Suramericana de Inversiones and subsidiaries
22,1%
Other international shareholders
13,6%
ADR Program
22,7%
Colombian Pension Funds*

Bancolombia is unaware of any agreements between our shareholders concerning business management, alignment in voting, or similar matters.  We do not have shares in reserve.

In accordance with our Good Governance Code, the Directors, and Administrators of Bancolombia S.A. may, directly or through an intermediary, sell or acquire shares of the Bank while they are in the exercise of their positions, as long as they involve operations unrelated to speculation and have authorization from the Board of Directors. In any case, the trading of shares may not be for speculation purposes, and the administrators may not carry out the operation during January, April, July, and October of each year and during the first ten calendar days of the remaining months, nor in the period that elapses between the moment in which the administrators become aware of a relevant operation or business that the entity is going to carry out and the moment in which they are disclosed to the market.

For the purposes of monitoring and effective compliance with the adopted procedure, our Good Governance Code establishes the requirements that must be met for the sale or purchase of shares by the administrators, which can be consulted on our website at the following link:

https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/ab4b162f-8256-46c9-9d29-f28d91e69df5/control-de-enajenacion-de-acciones-del-banco-por-administradores.pdf.pdf?MOD=AJPERES&CVID=nYk7CJl.

In the case of Directors and members of Senior Management, the authorization of the Board is promptly informed to the market through the relevant information mechanism.

As of December 31, 2023, the members of the Board of Directors and Senior Management held the following shares in the company:

Shareholder Name	Total Preferred Shares	Participation %
Juan David Escobar Franco	88	0.00%
Gonzalo Alberto Pérez Rojas	10	0.00%

Bank employees receive 30% of their variable compensation in units of a fund that invests exclusively in company shares and is managed by Protección. Likewise, as the shareholders agree, the Directors receive 30% of their remuneration through this fund.

Communication with our Shareholders

Maintaining open and transparent communication with its shareholders and guaranteeing their access to complete, clear, and timely information is essential for Grupo Bancolombia. For this reason, we have a corporate website (in Spanish and English) in which we publish, in addition to our financial information, the business structure, the composition of the governing bodies, the corporate strategy, environmental, social, and human capital management of the Group, information of our administrators and main shareholders, and our most relevant corporate documents, among other information of interest.

Through the Shareholder Service Center managed by Fiduciaria Bancolombia, we attend to our shareholders' queries and concerns throughout the year. During 2023, 26,440 shareholder requests were answered, mainly related to tax certificates, news on the payment of dividends, general and historical certificates, blocking or unblocking, deposit certificates, and a total of 530 calls and 109 visits.

Our Investor Relations Office manages a live transmission channel for the quarterly results presentations, in which participants can send questions in real time. The recordings and presentations in these channels are available to the market on our corporate website. Additionally, our shareholders may request specialized audits on specific topics in the terms provided for this purpose in our Good Governance Code. Likewise, our management team holds periodic meetings of an informative nature with investors, analysts, and risk rating agencies in Colombia and abroad to present the progress and performance of Grupo Bancolombia’s businesses. Thus achieving enriching spaces for dialogue for all parties.

In accordance with current Colombian regulations and the guidelines established by the Securities and Exchange Commission (SEC), through the relevant information mechanism provided by the Colombian Financial Superintendency and through 6K reports, we reveal to the market relevant and material events that are important to our investors. Our relevant information was also provided to the public on our corporate website in both Spanish and English, at the following link:

https://www.grupobancolombia.com/relacion-inversionistas/informacion-interes/informacion-relevante.

During 2023, Bancolombia S.A. published 27 market-relevant information with the prior approval of the Disclosure Committee, a body that reports directly to the Audit Committee and is in charge of verifying that the information published is accurate, clear, and timely. The rating agencies transmitted 3 additional relevant information announcing ratings of our issued securities and our company as a securities issuer.

The ordinary meeting of the 2023 Shareholders' General Meeting was called one calendar month in advance. The call was published in two widely circulated newspapers and was transmitted as relevant information in both Colombia and the United States. Within the legal term, that is, 15 business days before the meeting, the information pertinent to the General

Meeting was made available to our shareholders and the general public on our corporate website. Likewise, within the same term, our shareholders had access to the documents on the right of inspection at our main domicile.

The Board of Directors stipulated measures aimed at ensuring equitable treatment of all Bancolombia shareholders, directed at the legal representatives, administrators, and other servants of Bancolombia and Fiduciaria Bancolombia S.A. Among these measures are, among others, publishing relevant information and made available to our shareholders on our corporate website, refrain from promoting the granting of power of attorney in blank, receive power of attorney where the name of the representative is not clearly defined, admit power of attorney as valid without fulfilling the legal requirements, suggest the name of proxies and recommend voting for or against any proposition.

2023 Shareholders' General Meeting

At the ordinary meeting of the 2023 Shareholders' General Meeting, 436,748,837 ordinary shares were duly represented, equivalent to 85.68% of the ordinary and outstanding shares.

At said meeting, the Management Report, the Audit Committee report, the separate and consolidated Financial Statements, the Decisions of the Statutory Auditor, the Profit Sharing Project, the election of the Financial Consumer Ombudsman for the period 2023-2025, the election of the Board of Directors for the period 2023-2025, and the remuneration of the Board of Directors were presented for consideration by the shareholders.

Regarding the Profit Sharing Project, the Shareholders' General Meeting approved the payment of an annual dividend of COP 3,536 per ordinary or preferred share, payable in four quarterly installments of COP 884 per share and quarter, on the following dates: April 3, July 4, October 2, 2023. and January 2, 2024.

As the main and alternate Financial Consumer Ombudsman for the period between April 2023 and March 2025, the Shareholders' General Meeting approved the election of Maria Adelayda Calle Correa and Ana Cristina Velásquez Cruz, respectively. The election took into account the candidates' professional career, experience, and specialized knowledge in the financial sector, as well as the analysis of their service proposal in light of the size of the Bank, the number of financial consumers, products, services, and operations, the average volume of complaints and claims, the available channels and in general, compliance with the duties assigned by Notice 013 of the Colombian Financial Superintendency. Likewise, the proposal to implement improvements to serve consumers in an agile and innovative way was taken into consideration, leveraging analytics, process automation, and digital developments.

Within the framework of the election process for the Board of Directors for the period between April 2023 and March 2025, the Shareholders' General Meeting re-elected the Directors who had been holding said position. They were identified in the Board of Directors section of this report.

Within the process of electing the Board, only one single plan, presented by the shareholder Grupo de Inversiones Suramericana S.A., was received. Pursuant to the procedure established in the Code of Good Governance, once the list of the candidates to join the Board of Directors was received, the Good Governance Committee, prior to the General Meeting, evaluated compliance with the selection criteria defined in the Good Governance Code and carried out an analysis of the suitability, experience and professional profile of each of the candidates, and the non-existence of inabilities and incompatibilities regarding these. The report received by the General Secretary and the conclusions of the evaluation carried out by the Good Governance Committee were made available to the shareholders before the Shareholders' Meeting.

In the evaluation carried out by the Good Governance Committee, the academic and professional career of the candidates, their personal qualities, their analytical and managerial skills, their competencies, their knowledge of the industry, financial, risk, legal, commercial, economic or strategic aspects, their contribution to the management of Bancolombia S.A., and their complementarity and diversity were taken into account. Besides, the aptitude to take office before the Colombian Financial Superintendence and the availability of each candidate to attend, at least, 80% of the total meetings, review the material in advance, and be part of trainings offered by the Bank were taken into account.

In general terms, the Good Governance Committee concluded that the candidates included in the list presented are upright professionals and have high ethical standards and good reputation. Additionally, they have top-level academic preparation, knowledge, and a professional career that allows them to direct the Grupo Bancolombia to its purpose. They have experience in risk management and sustainability, as well as a global and strategic vision of business. They meet the conditions contemplated in the Good Governance Code to be considered independent (as applicable) and are not immersed in disabilities or incompatibilities. In the same way, they present high complementarity and diversity among themselves in technical strengths, academic and professional experience, both nationally and internationally, in fields relevant to the administration of Grupo and the adequate management of its risks and businesses. The evaluation of the Good Governance Committee regarding each of the candidates can be consulted on our website at the following link:

https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/d8b72b85-d9f4-4d75-a660-ae6557524085/Evaluacion_Proposicion_Junta_Directiva.pdf?MOD=AJPERES&CVID=orMbWW6.

Out of the seven re-elected candidates, five meet the requirements of the Good Government Code to be considered independent members. These requirements, as well as the causes of inability or incompatibility, are distinguished in Section 3.1 of the Good Government Code.

The 2023 Shareholders' General Meeting also approved the update of the remuneration of the Board of Directors, with the understanding that to attract and maintain suitable professional Directors, who have the necessary skills to perform their functions, assume their responsibilities, and continue generating value in compliance with the strategic objectives of the Grupo Bancolombia, it is essential to keep the value of fees updated in a global economic context of inflation. Accordingly, the amount of the monthly fees of the Board of Directors and for participation in the Support Committees was set for the Directors residing in Colombia in the sum of twelve million one hundred seventy-four thousand Colombian pesos (COP 12,174,000), and for Directors residing abroad of three thousand one hundred ninety-five dollars (USD 3,195), plus two hundred sixty-six dollars (USD 266) of travel expenses per day of travel. The fees are paid 70% in cash and 30% through a contribution to the Fondo Institucional SVA, whose only investment is shares of the Bank and is subject to a two-year contribution term, starting from the respective contribution.

Details of the proposals approved by the shareholders at the Shareholders' General Meeting can be found on our corporate website.

Our Board of Directors

Following what was reported to the market by Grupo de Inversiones Suramericana S.A. on August 31, 2023, Gonzalo Alberto Pérez Rojas, president of said company and member of the Board of Directors of Bancolombia S.A., presented his resignation to the Board of Directors of said company after turning 65 years old—under the rules of the Good Governance Code of Bancolombia S.A. The Board of Directors accepted the resignation and asked him to remain in office until April 30, 2024.

Board of Directors Structure

We seek to maintain a healthy diversity in the composition of our board of directors, fostering a mix of experience and innovative perspectives. Thus, our Board of Directors comprises 71% Independent Directors, 29% foreign Directors, and 29% female participation. 100% of our Directors are over 50 years of age. The average tenure period of Directors is 7.8 years, as follows:

•	Luis Fernando Restrepo Echavarría: Independent member of the Board of Directors since 2016. He is currently the President of the Board.
•	Andrés Felipe Mejia Cardona has been an independent member of the Board of Directors since 2016.
•	Sylvia Escovar Gómez has been an independent member of the Board of Directors since 2020.
•	Arturo Condo Tamayo is an independent member of Ecuadorian nationality who has belonged to the Board of Directors since 2016. Expert in ESG and cybersecurity issues.
•	Silvina Vatnick is an independent member of Argentinian nationality who has belonged to our Board of Directors since 2021. Financial Expert.
•	Gonzalo Alberto Pérez Rojas has been an equity member of the Board of Directors since 2004.
•	Juan David Escobar Franco has been an equity member of the Board of Directors since 2020.

All of our Directors have a recognized reputation, decision-making capabilities, and analytical skills. They have the necessary competencies to perform their duties and assume their responsibilities as Directors of a systemic entity such as Bancolombia. Their knowledge and specialties allow them to comprehensively measure and evaluate risks, as well as contribute to the financial, internal control, technological, commercial, economic, and legal aspects of Grupo Bancolombia. None of our Directors are employees of Bancolombia or its subsidiaries, nor are they members of the Boards of Directors of the latter.

The professional profiles of our Directors, their academic and professional career, and their participation in administrative bodies of other companies can be consulted on our institutional website at the following link, in the tab corresponding to the Board of Directors: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia.

In response to the suggestion of the Directors in the annual evaluation of the Board of Directors, Jorge Noguera was appointed as advisor to the Board on matters related to technology and cybersecurity. The advice includes the participation of the advisor in the meetings of the Board of Directors and Committees in the agenda items that address issues associated with technology and cybersecurity or on demand when required by the President of the Board or the respective Committee.

*When this section refers to Independent or Equity Directors, we refer to the definitions contemplated in the current Colombian regulations and the Good Governance Code.

Operation in 2023

In accordance with the provisions of our statutes, the Board of Directors has sufficient powers to order the execution or signing of any act or contract included within the corporate purpose and to adopt the necessary decisions so Bancolombia fulfills its purposes. In carrying out its responsibilities, the Board of Directors especially has among its functions the definition of the general, financial, and risk policies, as well as the strategic objectives of the Bank and the Grupo Bancolombia.  Furthermore, it is the body in charge of setting the general regime of salaries and extralegal benefits. It is the one that defines the general structure of the Bank, approves the creation of the Vice Presidencies, and appoints the legal representatives of the Bank.  It supervises the effectiveness of the internal control system and risk and legal compliance systems and presents the required reports on such matters to the Shareholders' General Meeting. It appoints the members of the Support Committees and approves the Codes of Good Governance and Ethics and the Manuals through which the procedures are documented to manage the risks to which the Bank is exposed adequately. Lastly, it serves as an advisory body to the President of the Bank and promotes respect and equitable treatment of all shareholders and other investors in securities, among others.

The Operating Regulations of the Board of Directors are incorporated into the Good Governance Code, which can be consulted in English and Spanish on our institutional website at the following link:https://www.grupobancolombia.com/corporativo/gobierno-corporativo/documentos-de-interes

Among other functions carried out during 2023, in its capacity as the highest management and administration body, the Board of Directors:

•	Recommended to the Shareholders' General Meeting the appointment of the Financial Consumer Ombudsman, after evaluating the proposal presented.
•	Approved the annual calendar of its ordinary sessions.
•	Defined the company's general policies and strategic objectives and monitored the actions undertaken to achieve them.
•	Approved the Integrated Risk Management System (SIAR), the Cybersecurity Policies, the Technology Plan, and updates to the SARLAFT Manual and the Code of Ethics, among others.
•	Monitored the proper functioning of the control, risk monitoring, and compliance systems, making recommendations for their continuous strengthening.
•	Through the Risk Committee, monitored the different risks of the risk map.
•	Promoted the integrity of accounting, product, financial consumer service, and information systems.
•	Monitored the financial results of the Bank and Grupo Bancolombia.
•	Established the general regime of salaries and social benefits.
•	Authorized the acquisition of shares in affiliates and subsidiaries.
•	Carried out appointments of administrators and Senior Management members.
•	Approved the Clawback Policy, as described below.

On April 25, 2023, the Board re-elected Luis Fernando Restrepo Echavarría as its President and Gonzalo Alberto Pérez Rojas as Vice President. Likewise, the Board re-elected the members of the Board Support Committees.

In compliance with the entrusted functions, the President of the Board ensured the efficiency and best performance of the Board and guided the conversations with the purpose of ensuring the participation of the Directors and the relevance and conduct of the debates. In the same way, together with the General Secretary and the Good Governance Committee, he managed the annual evaluation process of the Board of Directors and its Support Committees and led the process of defining the annual thematic agenda of the Board.  This thematic agenda included the recommendations of the Directors, the Good Governance Committee, the President, and the Administration, responding to the functions and responsibilities of the Board of Directors with a strategic, business, and risk focus.

In 2023, the Board of Directors held 12 ordinary meetings and one extraordinary meeting, with an average attendance of 98%. The average attendance at Board meetings by each Director is as follows:

•	Luis Fernando Restrepo Echavarría: 100%
•	Andrés Felipe Mejia Cardona: 100%
•	Sylvia Escovar Gómez: 100%
•	Arturo Condo Tamayo: 92%
•	Silvina Vatnick: 100%
•	Gonzalo Alberto Pérez Rojas: 92%
•	Juan David Escobar Franco: 100%

The General Secretariat reflected in the minutes of the Board of Directors, the development of the sessions, and the decision-making processes. Moreover, it ensured compliance with the corporate governance procedures and rules, following the provisions of the Bylaws and other corporate documents.

In 2023, the total amount paid to the Directors for their participation in the Board and the different Support Committees amounted to two billion three hundred six million sixty-five thousand eight hundred thirty-three Colombian pesos and 15 cents (COP 2,306,065,833.15). For travel expenses, the sum amounted to eighty million six hundred forty-five thousand eight hundred seventy-five Colombian pesos (COP 80,645,875).

Access to Information

The timely delivery of information is essential for our Directors to participate in sessions and make informed decisions actively. Bancolombia uses a web-based tool with exclusive access for Directors. Through that tool, Bancolombia provides them with the material that will be presented to the Board of Directors for its evaluation and prior analysis at least 4 days in advance. In addition to guaranteeing timely access to information for Directors, this tool protects the confidentiality of the information.

Support Committees of the Board of Directors

The Board of Directors of Bancolombia has four Support Committees. Each Committee has a President and an Internal Regulation that regulates its composition, the frequency of its meetings, and its functions. The Presidents of each Committee submit a report to the Board of Directors on the issues addressed, the decisions made, and the decisions they recommend accepting by the Board.

Good Governance Committee

The Good Governance Committee of Bancolombia is made up of three independent members of the Board of Directors and is permanently attended by the President of Bancolombia.  It acts as Secretary of the Committee, the Legal Vice President, and the General Secretary of Bancolombia. The main purpose of this Committee is to support the

Board of Directors in the fulfillment of its functions related to corporate governance, approve the ESG strategy, and review its compliance.

During 2023, the Committee reviewed the results of the 2022 Board of Directors evaluation and made suggestions for the better functioning of the Board. Likewise, as mentioned before, for the election of the members of the Board of Directors carried out by the 2023 General Meeting, the Committee evaluated compliance with the selection criteria defined in the Good Governance Code and analyzed the suitability, experience, and professional profile of each of the candidates, and the non-existence of disabilities and incompatibilities regarding them. In terms of sustainability, the Committee learned about the materiality results, approved the Bank's ESG strategy and objectives, monitored the performance of the KPIs and OKRs, and learned about the DEI strategy, among others.

During 2023, the Committee met four times in response to the needs of the company, with an average attendance of 100%, as follows:

•	Luis Fernando Restrepo Echavarría, independent director and President of the Committee: 100%
•	Sylvia Escovar Gómez, independent director: 100%
•	Arturo Condo Tamayo, independent director: 100%

Starting in 2024, the Committee will meet once every quarter and in additional sessions if the environment requires it.

Risk Committee

Bancolombia's Risk Committee is made up of two independent members and one equity member of the Board of Directors. The President and Vice President of Risks of Bancolombia permanently attend this Committee. Jorge Noguera, external advisor to the Board of Directors, attends as a guest when the topics to be discussed at the meeting include technological or cyber risk issues.

The Committee meets monthly, and its main objective is to support the Board of Directors in the approval, monitoring, and control of policies, guidelines, and strategies for risk management. Additionally, it supports the Board of Directors in understanding the risks assumed, the capital required to support them, and monitoring the risk appetite; oversees risk management methodology, procedures, and tools; periodically analyzes the reports presented by Senior Management on risk exposure, as well as substantial changes in exposure, compliance with the tolerance level and the mitigation and management measures adopted by Bancolombia; and monitors the organization's risk map. The Risk Committee actively participates in the discussion, management, and supervision of risks related to cybersecurity and sustainability.

During 2023, the Committee supported the Board of Directors in the approval, monitoring, and control of policies, guidelines, and strategies for risk management. Simultaneously, it monitored the different indicators and risk behavior of the company's risk map once a month.

During the year, the Committee met in 12 ordinary meetings and two extraordinary ones, with an average attendance of 95%, as follows:

•	Andrés Felipe Mejía Cardona, independent director and President of the Committee: 92%
•	Silvina Vatnick, independent director: 100%
•	Juan David Escobar Franco, equity director: 92%

Audit Committee

Bancolombia’s Audit Committee is made up of three independent members of the Board of Directors, one of them being the financial expert and another the cybersecurity expert. This Committee is attended by the Vice President of Internal Audit of Bancolombia, the Statutory Audit Office, the external advisor of the Audit Committee, Luis Alberto Zuleta, and, when the topics to be discussed include technological or cybersecurity matters, Jorge Noguera, external advisor of the Board of Directors.

The Committee meets monthly, and its main objective is to serve as support to the Board of Directors in supervising the effectiveness of the internal control system of Bancolombia S.A., in particular, and of the Grupo Bancolombia, in general, as well as in its improvement. During 2023, the Committee supervised the integrity of the financial statements, the financial reporting process, and the internal accounting and financial control systems and monitored progress in the work plan of the Internal Audit and the Statutory Audit Office and in closing gaps. It also monitored the different programs managed by the Vice Presidency of Compliance, including SARLAFT, Ethics, FATCA, Data Protection, Anti-Fraud, and Regulatory Compliance. It examined channel availability indicators and plans for their restoration. It recommended to the Board the approval of the Information Security Policy and the Strategic Technology Plan and approved 20F—the Annual Plan and the Internal Audit Quality Assurance and Improvement Policy.

During the year, the Audit Committee met in 12 ordinary meetings and three extraordinary ones, with an average attendance of 100%, as follows:

•	Arturo Condo Tamayo, independent director, President of the Committee, and cybersecurity expert: 100%
•	Silvina Vatnick, independent director and financial expert: 100%
•	Andrés Felipe Mejía Cardona, independent director: 100%

Appointment, Compensation, and Development Committee:

The Appointment, Compensation, and Development Committee is made up of two independent members and one equity member of the Board of Directors. The Committee is attended by the President of the Bank, the Corporate Vice President of Talent and Culture, and the Compensation and Benefits Manager, who acts as Secretary of the Committee.

The main task of the Appointment, Compensation, and Development Committee is to support the Board of Directors in determining the policies and provisions for the selection, appointment, hiring, and remuneration of Senior Management and all matters related to Grupo Bancolombia’s remuneration model. Among its main functions are proposing to the Board of Directors the succession and remuneration policy of the Senior Management of Grupo Bancolombia; supervising compliance with the appointment, remuneration, and succession policies of the Grupo’s key executives; periodically reviewing the Senior Management remuneration programs and proposing, when appropriate, updates to them; and presenting to the Board of Directors proposals for corporate human management policies that are within its competence.

During 2023, the Committee met seven times in response to the needs of the company, with an average attendance of 95%, as follows:

•	Luis Fernando Restrepo Echavarría, independent director and President of the Committee: 100%

•	Gonzalo Alberto Pérez Rojas, equity director: 86%
•	Sylvia Escovar Gómez: 100%

Taking into account the applicable regulation and the best market practices and seeking to maintain the competitiveness of the company, the Committee reviewed the compensation models of Grupo Bancolombia, including the compensation model and salaries of the management team and the compensation model of commercial teams. Likewise, it approved and recommended to the Board of Directors the approval of the Clawback Policy, which addresses the new regulations of the SEC and the New York Stock Exchange (NYSE).

The policy regulates the process of recovery by Bancolombia S.A. of incentive-based compensation recognized in excess to executives in the event of a restatement of financial statements due to material non-compliance with financial reporting requirements under securities market law. The approved policy can be consulted on our corporate webpage at the following link:

https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/b4d29a8c-d48b-40c5-95cb-bb057b6bdd7c/Politica_Clawback.pdf?MOD=AJPERES&CVID=oPZO8fC

For the proper implementation of the Policy, Bancolombia signed an amendment to the employment contract with the members of Senior Management, among other servants, through which they accepted and embraced the Policy.

Evaluation of the Board of Directors and its Support Committees

In accordance with the provisions of the Good Governance Code, the Bank's Board of Directors annually carries out an evaluation of its management and that of its Support Committees. These evaluations alternate between internal and external. In this way, in January 2023, a self-evaluation of 2022 management was carried out. And, between December 2023 and February 2024, the external advisor, Governance Consultants, evaluated the Board management during 2023.

The results of the 2022 Board self-evaluation were assessed by the Good Governance Committee and the Board of Directors and were taken into account during 2023 for the improvement of the governing body. The openness to dialogue, cohesion and integrity, diversity, experience, knowledge, and commitment of its members, the broad perspective of the Group, its alignment with the purpose and values of the Grupo, the annual strategic planning, the independence of the administration, good coordination and logistics, programming of the annual agenda, and the contributions and reports of the committees were highlighted. The Directors recommended a greater social and political context, training in digital banking and cybersecurity, and an increase in how often or in length these Support Committee meetings occur.

The annual thematic agenda of the Board of Directors for 2023 was based on the recommendations of the Directors and the needs of the company. In nine meetings of the Board of Directors, the political, social, or economic outlook of the countries in which the Grupo has a presence was presented. Among other topics, the Directors were contextualized about the legislative initiatives, the political, social, and economic environment, and the plans of the elected governments, as well as their potential impacts, challenges, and opportunities.  Besides, political, economic, and market analysts, who are recognized nationally and internationally, participated in the Board. Likewise, the meetings of the Support Committees were increased, especially the Audit Committee ones.

As specified below, multiple talks and training were held during the year on megatrends, behavioral sciences, sustainability, technology, digital banking, cybersecurity, and geopolitical risks. Moreover, as noted above, Jorge Noguera was appointed as an advisor to the Board of Directors on matters related to technology and cybersecurity.

By the above-mentioned, during December 2023 and February 2024, the external advisor, Governance Consultants, carried out an external evaluation of the Board of Directors. In this process, 50 factors were evaluated, related to six dimensions: (i) structure and conformation, (ii) agenda and strategic focuses, (iii) fulfillment of responsibilities, (iv) operability, (v) Support Committees, and (vi) dynamics of equipment. A methodology that included conducting interviews and completing a questionnaire by members of the Board and Senior Management was used.

In general terms, according to the Governance Consultants report, the results of the evaluation “reflect an effective government body, with good performance that adds value to Bancolombia. The average rating of the different dimensions evaluated is 9.3/10, both from the perspective of the members of the Board of Directors (JD) and the Senior Management team (AG).” In the same way, the report highlights that the Board has an “adequate diversity and complementarity of knowledge,” and that it “operates effectively (the information is sufficient and appropriate, the format of the meetings is appropriate, the role of the President is positively recognized, and the role of the Secretary receives outstanding ratings).” In addition to the above, “a work dynamic based on trust and the ability to work as a team” and “an adequate committee structure to respond to the needs of the Bank” is recognized.

The report also establishes that “one of the greatest challenges for the governance system of an entity with the size, complexity and regulatory burden of Bancolombia is to be able to establish the appropriate level of monitoring of past results and the level of involvement regarding the strategic vision and the future.” In this way, the need to “achieve a balance between monitoring results and the prospective vision of business” is highlighted.  Also, it is noted the “expectation of better time management in meetings to comply with the entire agenda.”

The Good Governance Committee and the Board of Directors were informed of the evaluation results in February 2024. Hence, from the annual agendas of the Board and the Committees, measures have been taken to achieve the indicated balance and to guarantee better time management in meetings.

Board of Directors Training

In the development of our administrators' training activities, Directors attended the Directors' Meeting organized by Bancolombia in 2023. This meeting is held every two years and brings together the Board members of all the entities belonging to Grupo Bancolombia. At the event, Directors learned about the evolution of foreign banks and Grupo's new businesses and participated in talks on megatrends, reputation, behavioral sciences applied to financial decisions, challenges and opportunities of the Integration of Stock Exchanges, and economic context.

Likewise, Directors received training in technology, digital banking, and cybersecurity from the IE Business School of Madrid. This certification consisted of eight sessions (five virtual and three in-person), with a total of 30 hours, and covered cybersecurity governance, the transformation of banking to 2030, cyber risks, and code and financial consumer, employee, and organizational data protection.

Equally, the Risk Committee participated in a talk with Amazon Web Services about the resilience of its infrastructure and geopolitical risks.

Our Senior Management

Bancolombia's Senior Management is in charge of executing and developing the strategy, as well as achieving the company's medium and long-term objectives. Senior Management includes the President of Bancolombia S.A. and the Vice Presidents, who report directly to him. During 2023, the following people made up Senior Management:

•	Juan Carlos Mora Uribe, President. The Government and direct administration of the Bank are in charge of the President, who has a vision of comprehensive governance of all the Grupo Bancolombia Companies at a national and international level, with clear lines of reporting and assignment of responsibilities. The President of the Bank, with the support of his Senior Management team, is the one who directs the goals and objectives of each of the businesses and validates the strategic execution and plans, ensuring that they are integrated within the context of Grupo.
•	María Cristina Arrastía Uribe. She held the position of Business Vice President until November 30, after her retirement after reaching retirement age.
•	Mauricio Rosillo Rojas. He served as Corporate Vice President until November 30, and as of December 1, 2023, he serves as Business Vice President. The main function of the Business Vice President is to propose, implement, and control strategies that aim to generate value for the businesses of the Bank and its subsidiaries. Likewise, he is the one who defines the value propositions within the universal banking reference framework to consolidate and increase Grupo Bancolombia’s leadership in the market.
•	Julián Mora Gómez. He has been appointed as Corporate Vice President since December 1, 2023. The Corporate Vice President directs and guides the reputation and communications, human resources management, compliance, and financial teams, guaranteeing business sustainability and profitability.
•	Jaime Alberto Villegas Gutiérrez, Vice President of Corporate Services. His function is to provide corporate administrative, technology, operations services, and project support required by the business units to fulfill the promises made to clients, ensuring the normal development of Grupo Bancolombia’s activities in Colombia and abroad.
•	Rodrigo Prieto Uribe, Vice President of Risks. His function is to design and propose to the Board of Directors the Risk Appetite Framework, the SIAR policies, the general exposure and concentration limits, the Risk Governance structure, and the strategies to manage risks, capital, and liquidity. He also controls that the policies contemplated in the SIAR are appropriate to manage risks and are in line with the profile and appetite of the company.
•	Cipriano López González, Vice President of Innovation. This Vice Presidency directs the formulation and implementation of innovation strategies, alliances, digital transformation, and analytical capabilities in all regions where Grupo Bancolombia is present, seeking new sources of value generation for the company's Stakeholders.
•	José Mauricio Rodríguez Ríos, Vice President of Audit. His main function is to evaluate the effectiveness of the internal control system, compliance with the accounting and financial policy, the quality of the systems established to guarantee compliance with applicable regulations, and the analysis of the organizational structure of the organization, proposing solutions to address identified improvement opportunities.

•	Claudia Echavarría Uribe, Legal Vice President and General Secretary, who has reported directly to the Presidency since December 1, 2023. From this position, he leads the General Secretary’s Office and legal strategy of Grupo Bancolombia, identifying, managing, and mitigating the legal risk implicit in the development of the company's activities.

The professional profiles, academic training, and professional experience of the members of Senior Management can be consulted on our corporate website at the following link, in the tab corresponding to Senior Management: https://www.grupobancolombia.com/corporativo/gobierno-corporativo/junta-directiva-alta-gerencia

Bancolombia has a compensation strategy for the management team that is permanently controlled through external expert firms. These firms accompany the analysis of global compensation trends and the evaluation of salary competitiveness according to the responsibilities of the executives of a systemic organization like Bancolombia.  This compensation strategy is made up of fixed and variable compensation. Variable compensation, with its short- and long-term components, seeks to stimulate the fulfillment of the company's goals, reward with the generation of value, align the interests of the management team with the interests of the shareholders, and recognize and encourage high performance of the management team in consistency with the organizational strategy.

During 2023, the Board of Directors, through the Appointment, Compensation, and Development Committee, and based on market references, comprehensively reviewed the compensation model of the management team, especially the variable component, including its indicators, challenges, and maximum limit.

The variable remuneration policy is based on the generation of added value. There is room for the payment of bonuses when organizational results in terms of profits exceed the value of the cost of capital.  Besides, the model measures compliance with strategic planning goals, which must be aligned with the strategic direction defined by the Board of Directors.  Long-term results are promoted. For this purpose, short- and long-term (triennial [3 years]) management measurement indicators are considered. The long-term component considers the financial indicator (SVA Holding), the sustainability indicator (Dow Jones Sustainability Index), and the loyalty indicator (competitive NPS). In line with the aforementioned, a compensation cap has been established. A maximum of eight salaries per year for the President and seven for Corporate Vice Presidents per bonus. 30% of the remuneration translates into participation in the Fondo Institucional de Pensión Voluntaria SVA, which is represented in Bancolombia shares. According to the regulations of the fund, the employee can only withdraw their contributions after a minimum term of permanence of three years. The philosophy of this mechanism is that employees feel ownership of the organization and are committed to sustainable results.

Note 28, 'transactions with related parties' of the consolidated financial statements (note 27 of the separate financial statements), contains details of labor payments made to Senior Management.

The withdrawal of resources from the Fondo SVA by the Bank's administrators must undergo an authorization procedure before the Board of Directors. The authorization granted to the members of Senior Management is revealed to the market through the relevant information mechanism. Taking the above into account, the Board of Directors authorized, during 2023, SVA withdrawal transactions of 11 administrators, including María Cristina Arrastia Uribe, then Vice President of Business, which was promptly reported to the market by the Bank.

Statutory Audit Office

Upon recommendation of the Audit Committee and the Board of Directors, the Shareholders' General Meeting appointed PwC Contadores y Auditores S.A.S. as Statutory Auditor for the period between April 2022 and March 2024 at its ordinary meeting in 2022. Regarding fees, the General Meeting approved the annual amount of COP 12,943 million for Colombian companies and USD 1.87 million for foreign subsidiaries, with an increase equivalent to the Consumer Price Index (CPI) for 2023 for each country. Likewise, when unforeseen circumstances made it necessary, the administration, approved by the Audit Committee, was authorized to make payments for additional services provided by PwC associated with tax audit and SOX function. These payments did not exceed ten percent (10%) of the total annual value authorized by the General Meeting.

The accrued fees billed under the heading audit fees for professional services rendered for the audit of its financial statements and for services normally rendered to Bancolombia in connection with statutory or regulatory filings or engagements amounted to COP 20,251 and COP 19,274 million audited by PwC Contadores y Auditores S.A.S. and by the member firms of the PwC network located in Panama, El Salvador, Guatemala, and Puerto Rico that are auditors of the Group's components for the years 2023 and 2022, respectively.

Additionally, the amount of unbilled fees as of December 31, 2023, and 2022 for the tax audit performed by PwC Contadores y Auditores S.A.S. and auditors of the Group's components is approximately COP 6,008 and COP 4,034 million, respectively.

Operations with Related Parties – Economic Group Report

We offer our customers, including our related parties, access to our financial products and services as a financial services provider. Therefore, we enter into agreements and alliances under the needs and evolution of the business.

Our commercial and business relationships with related parties are entered into at market prices and in Grupo Bancolombia's best interest. Although such transactions are not conflictive, managers may face dilemmas in decision-making. Hence, Grupo Bancolombia employees and managers shall exercise prudence when dealing with an actual or apparent conflict of interest, following the internal policies and guidelines set for this purpose. These policies are included in our Code of Good Governance and our Code of Ethics and Conduct, which can be consulted on our website.

Our Code of Good Governance considers as related parties the companies subject to Bancolombia's supervision, our members of the Board of Directors and Senior Management, including their spouses and children, the companies in which our members of the Board of Directors and Senior Management have an investment of more than 10%, the entities that make up the Sura Bancolombia Financial Conglomerate, and other shareholders of Bancolombia with a stake in our share capital of more than 10%. In addition, such a document contains policies based on which transactions with related parties are classified according to their recurrence and materiality. These policies allow adequate standards of identification, disclosure, evaluation, and, in some cases, approval to be applied to those operations that, due to their materiality, require greater attention from a corporate governance perspective.

Specifically, transactions with entities belonging to the Sura Bancolombia Financial Conglomerate were executed based on the best interest of each of the parties to obtain better conditions for their own business, under the premise of not jeopardizing the companies’ ability to meet their obligations to third parties.

The Board of Directors monitored the treasury operations performed with our related economic parties every month, following the market risk classification. These transactions were carried out under market conditions and in compliance with the procedures established for such purposes.

In addition, according to the Organic Statute of the Financial System, certain credit operations, including those of administrators and their relatives, require the approval of the Board of Directors, except for the vote of the respective Director, if applicable. With that in mind, for 2023, after verifying compliance with debt and risk concentration limits, four credit quotas were submitted to the consideration of the Board of Directors. Their approval implied the abstention of the respective Director and was unanimously authorized by the other members of the Board of Directors.

Bancolombia disclosed its transactions with related parties in note 28 of the consolidated financial statements and within note 27 of the standalone financial statements.

Economic Group Report

Bancolombia promotes the execution of agreements and contracts between the companies that are part of Grupo Bancolombia. Considering that consumer relationships of products and services reflect the parties' interest in obtaining the best conditions for their benefit, none of the transactions entered between Bancolombia and its affiliates or subsidiaries were performed under the exclusive interest of the parent company. In the ordinary course of our business, we enter into such active and passive operations, leasing contracts, correspondents’ office, network use, and, in general, the provision of financial services, following the current legal provisions and the postulates contained in the Good Government Code.

In compliance with the provisions of Article 29 of Law 222 of 1995, the most important operations carried out during the fiscal year 2023 are listed below, detailing their type of operation, conditions, and effects on the company:

Renting S.A.S. and Subsidiaries

At the end of the year, the main active transactions with this company were a credit portfolio for COP 156,001 million and fundraising through savings and checking accounts for COP 43,637 million. These operations generated interest income for Bancolombia S.A. of COP 245 million and interest income of COP 28,547 million. In addition to the above, Bancolombia had commission expenses of COP 12,408 million.

Banca de Inversión Bancolombia S.A.

Bancolombia S.A. raised funds through checking and savings accounts with Banca de Inversión for COP 284,627 million at the end of the year. These liability transactions involved interest expenses of COP 14,810 million.

Bancolombia Panamá S.A.

Bancolombia S.A. recorded active deposit transactions in correspondent banks for COP 80,885 million and liabilities transactions corresponding to deposits for COP 81,148 million at the end of the year. In 2023, Bancolombia S.A. made loans with Bancolombia Panamá, which, as of December 31, amounted to COP 4,095,108 million.

The above operations generated interest expenses for Bancolombia of COP 305,253 million. At the end of 2023, Bancolombia recorded expenses in interbank transactions for COP 6,971 million. In addition, the entity recorded net incomes of COP 18 million in cash and derivative transactions.

Bancolombia Puerto Rico International Inc.

At the end of the year, the main asset transactions with this company corresponded to deposits in correspondent banks for COP 37,720 million, and the main liability transactions were due to financial obligations for COP 429,671 million and deposits for COP 50,754 million.

Liability transactions involved interest expenses of COP 35,547 million.

Inversiones CFNS S.A.S.

At the end of the year, Bancolombia S.A. made transactions with Inversiones CFNS for a credit portfolio of COP 30,564 million and fundraising through checking and savings accounts for COP 10,178 million.

These operations generated portfolio interest income of COP 564 million and interest expenses of COP 1,213 million.

Banistmo S.A.

As of December 2023, Bancolombia S.A. registered with Banistmo S.A. active operations in banks for COP 2,463 million and a credit portfolio for COP 399,741 million. It also recorded deposit liabilities transactions for COP 220 million and derivative operations for COP 2,973 million.

At the end of the year, Bancolombia S.A. presented interest income of COP 23,980 million and other income of COP 9,707 million. Derivatives operations generated income of COP 1,993 million and expenses of COP 5,664 million for Bancolombia S.A.

Fondo de Capital Privado Fondo Inmobiliario Colombia

As of December 2023, Bancolombia S.A. had a credit portfolio of COP 692,510 million. In addition, it made fundraising operations through savings accounts for COP 17,353 million.

At the end of the year, Bancolombia S.A. recorded a portfolio interest income of COP 92,262 million and a leasing interest income of COP 10,377 million. The deposits generated an interest expense of COP 600 for Bancolombia S.A.

Grupo Agromercantil Holding

As of December 2023, Bancolombia registered a credit portfolio of COP 76,984 million and deposits in checking accounts for COP 3,909 million with the Grupo Agromercantil Holding Conglomerate. At the end of the year, Bancolombia S.A. presented a portfolio interest income of COP 5,147 million.

Nequi S.A. Compañía de Financiamiento

At year's end, Bancolombia S.A. presented fundraising operations through checking and savings accounts for COP 96,355 million. These liability transactions involved interest expenses for COP 13,830 million.

Other transactions

Bancolombia S.A. at year-end raised funds through checking and savings accounts with Fiduciaria Bancolombia and Valores Bancolombia, which at year-end 2023 totaled COP 275,396 million and COP 27,394 million, respectively. These liability operations implied interest expenses and other concepts for Bancolombia S.A., which totaled COP 11,587 million and COP 1,555 million, respectively.

At the end of the year, Bancolombia S.A. recorded liability deposit transactions with Wompi for COP 42,496 million, generated interest expenses of COP 1,219 million, and net commission expenses of COP 292 million.

Bancolombia S.A. presented with Bancoagrícola and subsidiaries liability deposit transactions for COP 2,479 million and net income in derivative operations for COP 1,638 million.

Regulatory Reports

Company’s Legal Status

Our activities and transactions were performed within the applicable legal framework. As of December 31, 2023, as a limited company and bank establishment supervised by the Colombian Financial Superintendency, we complied with the applicable current regulations and the going concern hypothesis. Likewise, we complied with the provisions applicable to issuers of securities in Colombia and the United States. We also adequately and fully complied with the legal requirements of bank reserve, own position, minimum capital, solvency ratio, and mandatory investments.

The results of our businesses are duly reflected in the financial statements. The relevant issues that occurred during the year were duly disclosed to the market through the information mechanisms authorized by the Colombian Financial Superintendence and the Securities and Exchange Commission of the United States (SEC). To date, we have not been notified, nor are we aware of legal proceedings that could jeopardize our operations. However, the main contingencies arising from ongoing legal proceedings are disclosed in note 22 of standalone financial statements and in note 21.2 contingent liabilities of consolidated financial statements.

During the year, we maintained constant communication with supervisors, responding to their requirements and requests. Likewise, we permanently monitored regulatory modifications and current regulatory projects to understand and anticipate their impact on our operations.

On the other hand, we complied with the provisions established by the Colombian Financial Superintendency in the Basic Legal Circular regarding the security and quality of transactional information, as well as with our policies and procedures related to information management. This is to guarantee the protection of consumer information, its integrity, and availability through different channels.

In accordance with the provisions of Act 1676 of 2013, we have complied with the duties that we have for the receipt and payment of invoices issued to us. In this sense and to facilitate the free circulation and payment of these, we adopt measures to guarantee that invoices undergo due processing for timely payment, and that invoice discount operations are attended to with due diligence, among others.

We inform our shareholders that Bancolombia complies with the regulations on intellectual property and copyright in developing our corporate purpose. We own the rights above and have due authorization to execute them through contracts signed with the owners or its authorized distributors of intellectual property rights and/or copyright. As of December 31, 2023, and after the closing, we are not aware of any pending claims from authorities or third parties involving possible intellectual property or copyright violations.

Our Bancolombia brand (nominative, mixed, and figurative) and other relevant brands are duly registered with the competent entity. Currently, Bancolombia has 199 registered trademarks, 10 trademarks in process, 15 commercial slogans granted, 4 commercial trademarks in deposit, and 6 commercial names granted in Colombia. Otherwise, abroad, it has 288 registered trademarks, 69 trademarks in process, 4 commercial slogans granted, and 3 commercial names granted. We highlight the following brands with strategic relevance for the company: Grupo Bancolombia, Grupo Bancolombia Capital, Bancolombia, Nequi, Wompi, and Plink, as well as other prominent brands whose owners are other entities of Grupo Bancolombia: Banistmo, Banco Agrícola and BAM.

In the execution of some of our mission processes, we leverage third-party software licenses under the On-Premise modality. The most relevant are the following: (i) Core, deposits, trade, mortgage, collections, and Nequi; (ii) Core factoring; (iii) Transactional switch for electronic channels; (iv) Communication of branches with the Bank's core application; (v) Transactions on financial instruments (foreign currency, derivatives, fixed income, and liquidity) in real-time; (vi) Reception, transmission, and validation of messages in SWIFT format to and from abroad; (vii) Administration for tax management of AFC accounts; (viii) Receipt of third-party payments by collection companies through bank channels; (ix) Suite of financial products for treasury management; (x) Check signature endorsement and capture; (xi) Landing Zone; (xii) Dynamic key or double authentication factor; (xiii) Robotic automation of processes; (xiv) CRM "Customer Relationship Management"; (xv) Queue manager in branches; and (xvi) Legal reporting.

It should be noted that in the use of these licenses, Bancolombia is exposed to internal and external fraud risks, cyber and information security, operational resilience, business continuity, and technological failures, which are described in the section Relevant Risks. In total, during 2023, 213 suppliers were analyzed, whose total residual exposure is COP 302,000 million; 86% of the risks are tolerable level, 11% moderate level, and 3% critical level. As a result of these risks, 77 action plans were generated that are focused on closing gaps related to the sending of sensitive data to third parties.

Also, we inform that Bancolombia has the following franchises in its operation of the payment methods business (i) Credit cards: Visa, Mastercard, and American Express; (ii) Debit cards: Mastercard; and (iii) Prepaid Cards: Visa.

In operation with the franchises, Bancolombia is exposed to risks of business interruption, external fraud due to information leakage, and errors in centralized compensation for franchises. For these risks, the entity has implemented the following controls: (i) technology business continuity strategies, (ii) information encryption, (iii) secure connections, (iv) international card security certificate, (v) accounting reconciliations, and (vi) reasonableness of amounts payable. In addition, the following certifications are available: MasterCard SOC1, Visa SSAE18 / ISAE3402 and American Express SOC1.

Anti-Money Laundering and Anti-Terrorist Financing Risk Management System (SARLAFT)

In 2023, we deployed actions to adequately manage the Money Laundering and Terrorist Financing (LAFT) risk and prevent the materialization of legal, operational, reputational, or contagion risks associated with these behaviors with a risk-based approach. The following are some of the most important activities carried out during the year:

•	We evolved the methodology based on the LAFT risk profile and the risk scores of Grupo Bancolombia for the identification of threats and vulnerabilities, seeking greater alignment with the strategy and purpose of the Company.
•	We constantly study new trends and monitor the evolution of international conflicts, to anticipate the construction of controls, and design and implementation of policies and processes.
•	We deployed the strategy for attending to electoral campaigns, which included strengthening the process of detecting and investigating alerts.
•	We support the Company's teams in the implementation of different initiatives to ensure adequate administration and management of the LAFT risk in different products and channels.
•	We lead the adoption of SARLAFT regulatory changes and articulate, together with the other impacted areas, the adjustments in the respective processes.
•	We transformed the detection strategy in order to achieve comprehensive risk coverage and avoid the generation of excessive alerts. We also implemented new detection schemes using control panels and work schemes focused on each risk.
•	We consolidated and stabilized the strategy for investigating alerts by work cells, seeking to manage team capacity more efficiently, achieve greater specialization by risk modality and source of alerts, and address escalated events promptly.

Thereon, at Bancolombia, we are committed to the evolution of our LAFT Risk Management System, aimed at preventing and mitigating the materialization of these risks and enabling responsible and safe businesses for our customers and Company.

Internal Control System Report

I.	Administration Report – Certification

As a result of the activities and evaluations performed by the Administration in its first, second, and third lines, we can conclude that the Internal Control System (hereinafter ICS) and the procedures for control and disclosure of the financial information of Grupo Bancolombia as of December 31, 2023, operated satisfactorily.

In line with the evolution process and dynamics of the business units, our ICS continues to evolve with best practices and recommendations by improving controls and their execution and seeking to provide and maintain the highest possible security and quality in our transactions, information, and disclosure. Employees know the ICS and the different programs that develop or complement it at the various levels and units of the company. The ICS is immersed in operations and periodically reviewed to ensure continuous improvement, with all the elements being duly supported.

Regarding the opinion of the ICS, in compliance with the SOX Act, the administration continuously evaluates and assesses control issues with opportunities for improvement to determine their materiality and define possible action plans if they are relevant to internal control. For observations, weaknesses, and deficiencies observed, remediation plans are undertaken, monitored, and supervised.

The administration has the economic and human resources necessary for the proper implementation and operation of the ICS. During 2023, efforts were made to consolidate the internal control function so that the company is increasingly better prepared for the challenges that may arise in the development of its processes, can achieve its objectives, and can adequately manage its internal control. The following developed actions stand out:

•	Construction of the good practices guide for the preparation of documents. This guide seeks to homologate and standardize the different types of documents prepared in the organization.
•	Creation of Internal Control policies and Internal Control over Financial Reporting policies, and updating of Controls, Single Account Statement (EUC), and Segregation of Duties Policies.
•	Redesign of the Internal Control Board.
•	Creation and structuring of the SOX and Internal Control Committee.
•	Design and deployment of the internal control awareness and communication strategy.
•	Diagnosis and support for the implementation of External Circular 008 issued by the Colombian Financial Superintendency.
•	Creation of the Internal Control Framework.

Our ICS has policies and procedures consistent with the size and complexity of the business and has been structured to comply with the standards and best practices of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 version.

It is important to mention that, during 2023, there were no remarks by supervisory bodies or sanctions on the entity's ICS.

The general status and main actions developed during the period evaluated for each of the elements of the ICS are presented below.

a.	Control Environment

Bancolombia's Board of Directors leads the strategic planning process based on a competitive environment diagnosis, trends, and Grupo’s capabilities to achieve its objectives. The latter seeks to make our purpose, "to promote sustainable development for the well-being of all", reality and to respond to the growing challenges that the environment brings us.

We are committed to promoting responsible and sustainable business. Therefore, we operate under the law and aspire to the highest standards of ethics, integrity, and anti-corruption. We know that the existence of an adequate control environment comes not only from the application of regulations but also from the appropriation of our Movimiento B program as an expression of our culture, and of the six (6) traits that drive us: integrity, sustainable growth, human beings, clients, dynamism, and extraordinary performance. These traits define our culture as a company and motivate and guide our actions.

We have made efforts to strengthen the culture of disclosure and ethical reasoning regarding conflicts of interest, related parties, participation in Boards of Directors and third-party committees, access to privileged information, external activities, gifts and invitations, sponsorships, and gratuitous bailment. We have also promoted trust in the Ethics Line through the promotion of the Whistleblower Protection Policy through awareness-raising activities throughout the organization and targeted at prioritized groups.

During 2023, within the framework of the ICS, we worked on strengthening the company's control environment from the compliance, talent and culture, and self-control and certification (AYC) fronts, as detailed below.

The Compliance Vice-Presidency continued to strengthen the compliance programs to supervise and control the risks of Ethics and Conduct, SARLAFT, Anticorruption, Personal Data Protection, Consumer Protection, penalties, FATCA/CRS, Behavioral Risk in Money Markets, Unfair Competition, and Regulatory Compliance. Likewise, the Anti-Fraud Program Strategy and the prioritization of activities against the risk of misappropriation of assets were established. The strengthening of the Anti-Fraud Program framework continued concerning the coordination/articulation role of the Compliance Vice Presidency. The following activities were also conducted:

•	To promote the duty of disclosure and support for employees, we provided ongoing advice and guidance on ethical dilemmas and resolved general doubts about the guidelines of the Code of Ethics and Conduct.
•	Ethical Reasoning Tools were created for the receipt of gifts and invitations, participation in politics, related parties, and external activities, which seek to provide autonomy and empowerment to individuals to make informed and ethical decisions and to assist in these decision-making processes. In addition, we evolved tools for the inadvertent use of privileged information and participation in boards of directors and third-party committees to maintain the traceability of employees' actions in these tools.
•	We performed mass campaigns to reinforce the identification and disclosure of situations that generate conflicts of interest, to provide guidelines on employee participation in the policy, and to encourage employees to report such situations through the promotion of the Ethics Hotline and the Whistleblower Protection Policy. Moreover, we created and screened a communication piece to customers in branches to discourage the offering of tips to the sales teams.
•	Training and sensitization of different administrative and commercial teams of the company on the guidelines of the Code of Ethics and Conduct and the promotion of the Ethical Reasoning Tools were carried out, achieving a significant increase in the number of consultations and disclosures of possible conflicts of interest by employees. We also held an awareness-raising session with suppliers and partners to share best practices in integrity and cybersecurity.
•	We developed a conversation methodology for leaders to foster and institutionalize spaces for open conversations about ethical dilemmas based on psychological safety, listening, and care.
•	As a macro sensitization strategy, we leverage the elements and tools provided by the behavioral sciences to nurture diagnosis, measurement, and intervention mechanisms in the company.
•	From the anti-corruption front, we conducted an awareness-raising and dissemination of the new Anti-Corruption Policy. These spaces were carried out with the prioritized areas of the organization, and a dynamic methodology was used in which hypothetical cases related to the day-to-day issues of the teams were studied.

Also, from this perspective, we developed an Ethical Reasoning Tool for users to manage the risks associated with the provision of sponsorships. This tool presents the main risk factors that users must take into account and the main steps and validations that must be carried out before submitting sponsorships. Further, we developed awareness-raising and dissemination spaces for the tool and designed a mechanism to measure its effectiveness.

•	As for the Ethics Committee, the topics discussed provided guidelines on ethics, conduct, and integrity and positions on highly complex ethical dilemmas. We also participated in the Audit Committee, presenting progress and relevant information on the Anti-Fraud Program.
•	A mandatory training plan for employees on internal control and compliance issues is updated annually. Topics related to Ethics, Anti-Fraud, Anti-Corruption, SOX Act, Anti-Money Laundering, and data protection are included in this plan. In 2023, the results obtained were highly satisfactory, achieving 99,8% compliance.
•	Year after year, the Ethics Line has become the channel for reporting breaches of the Code of Ethics and Conduct or the policies that complement it by employees, suppliers, and customers of Grupo Bancolombia. All reports and complaints received followed the corresponding process for their investigation. Additionally, investigations were conducted due to alerts detected by the areas responsible for ensuring compliance with the Code of Ethics and Conduct, the Anti-Fraud Program Policies, and the Zero-Tolerance standard for Fraud. When investigations determined that any of our employees failed to comply with the provisions, policies, or ethical standards required by Grupo Bancolombia, either actively or by omission, respective sanctions or disciplinary measures were imposed in accordance with provisions of the Internal Labor Regulations and applicable regulations.

In addition to internal sanctions, Grupo Bancolombia initiated the corresponding civil or criminal actions deemed viable and appropriate.

Seeking excellence in talent management in the organization in connection with the Internal Control System, the Vice-Presidency of Talent and Culture implemented the following strategies:

•	We are making progress in building an enriching work environment that fosters personal and professional development, as well as the well-being of our employees, while strengthening our employer brand to attract, empower, and retain the best talent with key knowledge. To achieve this, we have renewed our value proposition, focusing on three essential pillars: development, connection, and enjoyment, which form the basis of the work experience in our organization.
•	We focus on the evolution of talent and culture processes aligned with the sustainability of Banca en Movimiento. We accompanied the operation of the 59 Continuous Value Teams, achieving more than 85% compliance with its objectives and key results. In addition, we established a capacity management strategy that will guide our actions through 2024.
•	We make a significant investment in the development of our employees through multiple programs designed according to the strategic needs of the business and the best practices of the environment. The objective is to contribute to the evolution of the employees, helping them to reach their best version and meet the proposed goals.
•	To enrich the employee experience, we use tools such as "Y tú que dices" to gather their opinions. We also perform detailed demographic analyses of their trajectory in the organization, identifying areas to highlight and opportunities for improvement. This data allowed us to create a three-year strategic plan to intervene and improve the talent experience comprehensively.

•	We develop actions to maintain a solid and constantly evolving culture, together with the strategy and dynamics of the organizational ecosystem, to promote good performance and well-being. Practices such as MovimientoB, LíderB, and Tiempo de Enfoque, among others, summon employees through various collective actions to materialize the experience of our purpose.
•	We have a Social Dialogue model characterized by the promotion of respectful spaces for conversation, which reflects our firm determination to achieve a balance between the well-being of our employees and the sustainability of the company.
•	We made progress in strengthening the model of governance of employee information and data protection to ensure the proper management of internal information based on the policy and manual of data processing.

Finally, the following activities were carried out by the areas in charge of coordinating Self-Control and Certification (AYC) actions:

•	A total of 754 processes were certified, which led to close 1,691 commitments for continuous improvement. Furthermore, 150 controls at branches were certified. A total of 42 findings were managed and closed with the process holders. A 100% completion rate of self-evaluation was achieved by commercial advisors, service advisors, senior executives, managers, assistant managers, and supernumeraries. Likewise, 70% of the managers were certified in the services provided to suppliers, 224 contract managers responded to the Supplier Certification, and 195 improvement commitments were generated.

b.	Risk Assessment and Control Activities

Grupo Bancolombia has a risk and control management framework that allows it to preserve the efficacy, efficiency, and effectiveness of its management and operational capacity; and prevent, avoid, or minimize the probability of events that may affect the operation or compliance with the objectives and/or the costs or damages caused associated with the materialization of these events.

Stages	Identification	Measurement	Control	Monitoring
Tools	Risk assessment	Impact measurement	Controls Policy	Risk indicators
	Risk certification	Frequency measurement	Controls Certificate	Operations monitoring
	Accounting cycle paths	Accounting and Fra. materiality analysis	Access Certificate	Transactional monitoring
	Segregation analysis	Risk maps	Action Plan Management	Behavioral monitoring
	Events Report	Business Impact Analysis (BIA)	Control Effectiveness Measurement	Risk monitoring
	Among others			
Risks	Operational risks / Financial reporting risks / Fraud risks / Compliance risks (LAFT, Corruption, Regulatory Compliance)

This framework promotes a risk management culture through self-control, self-management, and self-regulation. It includes the identification of the different risks to which the organization is exposed and the definition of roles and responsibilities of the different lines and areas of the company concerning these risks. These roles and responsibilities are aligned with the provisions of the SOX Law and the Chapter of the Basic Legal Circular - C.E. 029 regarding the Internal Control System, ensuring its compliance.

In June and December 2023, External Circular (EC) 018 issued by the Colombian Financial Superintendency in September 2021 on the "Comprehensive Risk Management System (SIAR)" came into force. This Circular allows the entity to have a global vision of the risks to which it is exposed, including governance guidelines, the definition of the risk appetite framework, and the aggregation of data and reporting.

During the year, the risk committee periodically monitored the appetite, tolerance, and capacity limits approved by the Board of Directors. Similarly, it implemented a control board to monitor the main risks to which the entity is exposed, such as credit, market, liquidity, operational, capital, and concentration risk, as applicable, and also introduced an action framework, which indicates the process when exceeding the defined limits.

Adequate structuring in the three lines and their proper functioning avoids gaps and unnecessary duplication of efforts and provides greater possibilities for achieving adequate risk management through interaction between the business and support units and the control and prevention units. It facilitates the achievement of organizational objectives and provides reasonable assurance to the various stakeholders on the control of risks and the entity’s sustainability.

In a joint effort between the different lines (business units, the risk and control systems of the second line, and the assurance function of the third line), measures have been reviewed and implemented to increase the company's resilience and its capacity to adapt to supervening events that may affect the way it provides its services.

Business and support units are constantly improving and implementing new controls to maintain their effectiveness and efficiency to mitigate risks and ensure the achievement of operational, compliance, and information objectives.

For risks that significantly expose the company and for which management decides on their mitigation, action or remediation plans are undertaken and executed within reasonable timeframes according to their complexity and scope.

In addition, the following measures were undertaken by the different risk management or control systems to improve the management, treatment, prevention, and control of risks:

•	Controls and validations on the quality and recording of operational risk loss events were reinforced.
•	Operational risk losses were included in the calculation of regulatory solvency.
•	New functionalities were implemented in the GRC application (application for governance, risk, and control management) associated with the analysis of segregation rules and IPE (information processed by the entity).
•	Improvements were made to the operational risk assessment methods.
•	Third-party risk management processes were strengthened, integrating different risk programs to have a comprehensive view of them.
•	A structured risk analysis process was implemented for product modifications or new product launches, seeking better assurance and supervision of second-line and support functions.
•	The behavioral risk analysis associated with the products offered was implemented.
•	A workflow was implemented to ensure the follow-up and observation of validation milestones against model risk.
•	A new tool was implemented to manage the EUC (End User Computing) inventory, and the risk-based criticality assessment was improved.
•	The internal reclassification process of vulnerabilities was improved, allowing them to adjust their score to the information and context of each asset. This process was focused on remediation management of the most critical ones for the organization.
•	The vulnerability scanning frequency was increased from 3 to 4 times per year.
•	The analysis of the controls that operate over technology to mitigate cyber risk was improved.

Additionally, Grupo Bancolombia, aware of the importance of the role of its employees in the proper management of risk, implemented training and culture strategies so that the company would have people aware of and trained on the subject.

It is important to highlight the role of Senior Management and the Board of Directors, who, throughout the year, actively participated in the approval, follow-up, and control of the company's risk management policies, methodologies, tools, guidelines, and strategies.

c.	Information and communication

Grupo Bancolombia ensures that clear and timely information is available to its employees and other stakeholders. Therefore, information administration and management policies are part of the training programs that all employees must complete. These guidelines and definitions are aligned with the ICS and are constantly being improved.

Likewise, Grupo Bancolombia relies on the Information Security Management System (ISMS), which contains cybersecurity and information security policies based on international reference frameworks.  In turn, Grupo Bancolombia has a cybersecurity strategy that is implemented through programs that include, among others, the design, implementation, dissemination, education, awareness, and maintenance of controls and mechanisms to manage cyber and information security risk.

The main purpose of the strategy and the ISMS is to safeguard the confidentiality, integrity, and data availability of customers, employees, shareholders, other stakeholders, and strategic or business information. It also seeks to have a controlled environment in interactions with allies and related third parties.

In addition, the company has an appropriate control environment for its processes and applications to ensure that the information managed, stored, or processed complies with security, integrity, confidentiality, availability, quality, and backup criteria. Grupo Bancolombia manages its platforms, applications, and the information handled therein according to Control Objectives for Information and Related Technologies (COBIT) standards.

Grupo Bancolombia continues to consolidate the methodology for identifying and classifying the use of information assets, including those shared with suppliers, to implement protection mechanisms according to their level of criticality.

As a good practice, the company performs an internal security assessment to identify opportunities for improvement and strengthen the implementation of processes and frameworks to prevent information leakage, adequate corporate strategy, process evolution, controls and technologies for the protection of information assets, as well as the incident and threat management with international standards.

During 2023, the deployment and strengthening of the ICS culture were leveraged through internal communication channels, where there was information related to the Code of Ethics and Conduct and the Anti-Fraud Program. Similarly, through internal communication campaigns, employees were dissuaded from engaging in improper practices and invited to seek assistance from established support channels if they found themselves in situations at risk of fraud. We worked on strengthening the analysis of segregation of duties, self-management of risk in End User Computing (EUC), and cybersecurity risk management.

Additionally, in 2023, the Data Protection Management System (DPMS) was strengthened and implemented as follows:

•	The scope of support for the implementation of the personal data program was expanded to other businesses and subsidiaries, such as Nequi, Wompi, Negocios Digitales, Fundación Bancolombia, Wenia, and Renting.
•	We continue with the Privacy by Design methodology management and socialization to provide self-management tools on data protection issues for initiatives, projects, and alliances, among others.
•	Privacy impact assessments were carried out, leveraging the Privacy by Design Methodology to manage risk in the protection of personal data in various strategic business initiatives within the company.

•	The information domains of employees and suppliers were managed within the Data Protection Management System.
•	We continue with the management of data protection risk in third parties through the evaluation of the control environment for third parties’ data protection from the Supplier Management Model.
•	We continue managing the maturity model of the Data Protection Risk Methodology (Identification, Measurement, and Control) in synergy with the Compliance Risk Methodologies Management and the Non-Financial Risk Methodologies Management.
•	The Personal Data Protection Policy was updated for Bancolombia and Fiduciaria Bancolombia.
•	Institutional and customer requirements were met in a timely manner.
•	We studied different bills and decrees with an impact on data protection and Habeas Data programs, aiming to anticipate them.
•	We made reports and updates to the National Database Registry (NDR), administered by the Superintendency of Industry and Commerce (SIC).
•	The scope of the strategy for culture and training in personal data protection was expanded to vice presidencies and areas that, due to their relationship with data processing, are considered a priority.
•	We settled workgroups led by the Personal Data Protection and Habeas Data knowledge area, with a special focus on consent management in response to the regulatory evolution of Open Banking, Open Finance, and Open Data.

Additionally, the Personal Data Protection and Habeas Data Knowledge Area initiated the structuring of a Habeas Data program in compliance with Article 19 (Demonstrated Responsibility) of Law 2557 of 2021.

As part of the communication strategies, the entity defined risk management as an essential part of the company's culture, reinforcing the roles and responsibilities under the Three Lines Model and the Internal Control significance through the campaign "Dale la vuelta al riesgo" ("Turning risk around"). The objective of this campaign was to raise awareness of risk management and control among all employees, making them aware of their role within the model and their commitment to active risk management.

Besides, SOX and Internal Control Corporate Management carried out a deployment in different areas of the company to explain through different forums the updates of the Three Lines Model and the responsibilities of the areas according to the new definitions of the Model. This facilitated the generation of synergies, an integrated vision of risk management, and organizational coherence.

Below is the Three Lines Model defined for Grupo Bancolombia, which encompasses the most relevant principles and functions of each line:

Three Lines Model defined for Grupo Bancolombia.

Regarding information disclosure to the market, the Disclosure Committee is responsible for supervising the timeliness, sufficiency, and clarity of the information disclosed by Bancolombia to its investors.

d.	Monitoring

The Internal Audit, as a third line, is in charge of improving and protecting the company’s value by providing assurance, consulting, and risk-based analysis. It is the area responsible for evaluating the internal control system. It allows the Board of Directors, the Audit Committee, and other Board and Senior Management Support Committees to exercise their supervisory role and validate the proper functioning of the ICS in the company.

Internal Audit Report

From Internal Audit, as a third line, independently and objectively, we improve and protect the company’s value by providing assurance, advice, and risk-based analysis. We have the necessary resources to perform our function without limitations or conflicts.

In the development of the Internal Audit work, current regulations and standards, internal policies defined by the Board of Directors, the Audit Committee, and other internal provisions were taken into account, as well as the standards for the professional practice of internal auditing defined by The Institute of Internal Auditors (IIA), who certified the area's processes until 2027.

In line with the evolution and dynamics of the business and supporting the achievement of the organization's strategic objectives, we provide Internal Audit services corporately for all geographies, generating trust among our stakeholders through a comprehensive approach to relevant processes.

Among the executed activities during 2023, we highlight:

•	We audit the following processes, among other ones:
-	Ecosystem, product, and channel development and operation.
-	Risk management systems and business continuity.
-	Credit cycles and portfolio impairment risk methodologies.
-	The life cycle of technology solutions, infrastructure and IT continuity, cybersecurity, and corporate security.
-	Processes for money laundering precaution and customer knowledge and linkage.
-	Treasury operations, processes of the investment areas, and the stockbroker and its subsidiary Bancolombia Capital in Miami.
-	The sustainability strategy with works execution for ESG risk management, compliance with Circular 031, indicators associated with the company's strategy, and monitoring of the Dow Jones index.
-	Fiduciary products of Leasing, Sufi, and Nequi, and the activities developed in other subsidiaries like Renting, Wompi, Wenia, and Banca de Inversión with its capital investments.
-	Financial, accounting, and tax management, strategic allies, fraud management, superior customer experience, and mandatory compliance issues required by control entities.
•	We performed a face-to-face and centralized testing tour at branches, banking correspondents, and independent offices.
•	We monitored the closing of gaps identified by various external control entities such as the Colombian Financial Superintendency and the Statutory Auditor.

The Audit Committee and management have been periodically informed of the results of the evaluations. These stakeholders have accepted the recommendations and are formulating and implementing action plans to ensure adequate risk management.

Finally, based on the consolidation of the results of the Internal Audit evaluations, considering the five components and 17 principles of the COSO model, we can conclude that the internal control system is adequate and operates reasonably in the company.

Audit Committee Report

During 2023, the Audit Committee supported the Board of Directors in overseeing the effectiveness and proper functioning of Bancolombia S.A. and Grupo Bancolombia's internal control system. The Committee incorporated into its functions new regulatory requirements defined by External Circular 008 of the Colombian Financial Superintendency. This strengthened the accountability process of the different areas or lines of defense and provided ongoing monitoring of the five components of the integrated internal control framework (COSO): control environment, risk management, control activities, information and communication, tracking, and monitoring.

Among the activities carried out by the Committee, the following stand out:

•	It verified controls in the preparation of the financial and accounting information of Bancolombia S.A. on a separate and consolidated basis, as well as in its presentation and revelation while ensuring the fulfillment of the current provisions and the achievement of financial performance goals defined by the entity.

•	It evaluated the financial information disclosed to the market in 2023, including the 20F report submitted with the 2022 fiscal year, ensuring its transparency, reliability, and integrity.
•	It studied the reports presented by the Statutory Auditor and the Internal Audit on the evaluation of the effectiveness of the internal control system, duly following up on the management of the Administration in the implementation of the action plans and the respective closing of gaps.
•	It reviewed the management of risks by the administration through an accountability process with key executives and by holding private meetings with the President, the Internal Auditor, and the External Auditor.
•	It approved and monitored the execution of the Internal Audit and External Audit work plan, ensuring their autonomy, objectivity, and independence.
•	It approved the assurance and quality improvement policy of the Internal Audit and its budget. Moreover, it successfully assessed the work performed by the Internal Auditor in 2023.
•	It accompanied the implementation of Circular 008 on Internal Control of the Colombian Financial Superintendency.
•	It presented to the Shareholders’ Meeting, through the Board of Directors, the candidate to hold the position of statutory auditor for the period 2024-2026, after analyzing the alternatives in aspects such as services offered, costs and fees, experience and knowledge of the sector.
•	It analyzed the cybersecurity strategy, the policy approval that makes it viable, and the strategic technology plan with its technological developments for the short, medium, and long term.
•	It evaluated the operation, implementation, and strengthening of the programs managed by the Vice Presidency of Compliance, including the Anticorruption, SARLAFT, and Financial Consumer Protection programs. In particular, in the area of ethics and integrity, it supervised the evolution of the program and the ethical culture in business, the zero-tolerance fraud program, and the functioning of the Ethics Line.

Based on the results of the works carried out by the Committee and the results of the audits by the Statutory Auditor and Internal Auditor, the Committee declares that no material deficiencies were detected that could affect the internal control system, nor the financial statements and management report.

The Committee considers that Grupo Bancolombia has an adequate internal control system in compliance with the policies and regulations in force for the correct preparation, presentation, and disclosure of the financial statements for the consideration of the Shareholders' Meeting. Therefore, the Committee recommends that the consolidated financial statements and notes, as of December 31, 2023, be submitted to the shareholders for approval, being duly audited and without exceptions.

This report was made by the Audit Committee of Bancolombia S.A. for its presentation by the Board of Directors to the Shareholders' General Meeting.

SAC Report

Bancolombia has a Consumer Service System (CSS) that is constituted by the following elements to protect the financial consumer:

1. Policies, procedures, and controls adopted by the Bank to ensure the proper protection of financial consumers, fostering an environment of attention and respect.

2. Financial education campaigns for consumers on different operations, services, markets, and types of activity of supervised entities, as well as the different mechanisms for protecting their rights.

3. Training for employees on offering, advising, and providing services or products to financial consumers.

4. Mechanisms that promote compliance with the principles, obligations, and rights established in the corresponding regulations.

5. Mechanisms to provide adequate information within legal terms.

6. Procedure to attend petitions, complaints, or claims.

7. Mechanism that creates statistics on types of complaints to identify improvement opportunities and corrective actions.

Bancolombia always behaves under the principle of due diligence, proper management of conflicts of interest, and transparency, ensuring the delivery of accurate, sufficient, and timely information at all times.

Align with the purpose of “Promoting sustainable development to achieve well-being for all,” Bancolombia S.A. permanently takes actions aimed at protecting the rights of the financial consumer and the adequate management and function of the Customer Service System (CSS). In this regard, the Compliance Vice Presidency, in its role as coordinator of the Financial Consumer Protection Program, supports Senior Management and the Board of Directors by providing knowledge and skills to consolidate an environment of due care, fair treatment, protection, respect, and proper provision of services to clients and users.

During 2023, efforts on this subject were mainly focused on four targets:

•	To properly introduce the act of reporting through the app Smartsupervision to guarantee truthful and high-quality information.
•	To satisfactorily manage the behavioral risk.
•	To financially educate our financial consumers.
•	To establish the new Financial Consumer Ombudsman's Office.

For the Bank, it is fundamental to know, understand, and introduce improvement actions about CSS. The Financial Consumer Ombudsman Office, the Statutory Audit Office, labor unions, and the Colombian Financial Superintendency are strategic allies with whom we work collaboratively to provide correct, efficient, and timely assistance to consumers, resulting in a superior experience.

Risk Management

In 2023, the main economies of Latin America faced economic uncertainty, political changes, and external elements that affected their growth trajectory. To meet the new challenges, in 2023, the Corporate Risk Vice Presidency developed initiatives and/or projects to leverage the organization's strategy, among which the following stand out:

●	Consolidation of teams that have a cross-functional role in managing the risks to which Grupo Bancolombia is exposed, including the Corporate Non-Financial Risks Management and the Integral Risk Management Directorate. The Corporate Non-Financial Risks Management Directorate served as the team responsible for evolving the management of non-financial risks, with a priority on ESG risks and establishing their policies, models, frameworks, and measurement indicators. Additionally, the Integral Risk Management Directorate advanced in implementing maturity models for different risks, structuring a new methodology for risk mapping, updating appetite limits, and managing capital and analytics as fundamental pillars for the consolidation and advancement of risk management.
●	The update of the Risk Manual in accordance with the External Circular 018 of 2021 issued by the Colombian Financial Superintendency regarding the Comprehensive Risk Management System (SIAR), which entered into force on June 01, 2023.
●	Compliance with the instructions contained in numeral 10 of Part II of Chapter XXXI of the SIAR, related to the aggregation of risk data and reporting, and the implementation plan for the management of Interest Rate Risk in the Bank Book (IRRBB), considering the testing period and the effective date of the applicable instructions.
●	During 2023, they worked on hardening the internal control function from the Directorate of Non-Financial Risk so that Grupo Bancolombia can adequately face the challenges that arise in the development of the different operations. To achieve this, the Corporate Risk Vice Presidency developed an Internal Control Policy, aligned with the COSO model, defined measurement indicators, and deployed a sensitization and communication strategy, leading the Company to a higher level of maturity in the culture of internal control management.
●	For the end of 2023, a working framework was developed for the management of ESG risks; first evaluations on climate change, physical, and transition risks were made; and the objective physical risk model was constructed to advance towards the implementation of mass evaluations.
●	To strengthen and adapt the process of counterparty credit risk management to international standards, progress was made in implementing the application for managing this risk in the derivatives portfolio.
●	A work plan was established to comply with External Circular 025 of the Colombian Financial Superintendency of November 2022, which was focused on adjusting internal methodologies for interest rate risk in the banking book (Economic Value of Equity) and developing behavioral option models.
●	To strengthen the value proposition for our clients, the Vice Presidency enhanced the approval processes for alternative investments, Fund houses, and ETFs, which improved response times and investment opportunities.

The Risk Vice Presidency continued to develop the communication campaign “Dale la vuelta al riesgo” as part of our cultural strategy, aimed at reinforcing the importance of understanding the economic context when making credit decisions, knowing the customer in-depth, and refining re-banking processes.

Likewise, we raised awareness among employees about the relevance of credit risk for Grupo Bancolombia and showcased the evolution in creating models and tools and using analytics to mitigate risks and provide better service to our clients.  Additionally, emphasis was placed on the importance of the control environment and how each employee, within their role, can contribute to its compliance.

 Following the Movimiento B program, we implemented strategies to strengthen our leaders' and employees' soft skills, prioritizing empowerment as a feature of the culture to be developed in the Vice Presidency and strengthening the knowledge and analytical skills of the teams, among others. The above is aligned with the strategy's fundamental pillars and the objectives of developing human talent with skills for today and the future.

In the Corporate Risk Vice Presidency, we have highly qualified human talent to manage, integrally and adequately, the different risks to which the organization is exposed. Following the human talent development objectives, we met the training plan defined in accordance with the knowledge maps. In 2023, the compliance percentage of the Vice Presidency mandatory plan was 99.45%.

Regarding the corporate governance model, it is worth mentioning that this model grants the Corporate Vice President of Risks direct authority over risk management, ensuring through the risk framework the independence among the areas involved in their management, the existence of committees, and the hierarchical structure.

On the other side, the Board of Directors knew and approved the resources quoted in External Circular 018 of 2021 of the Colombian Financial Superintendency and the government structure associated with risk management. To comply with its monitoring functions, the Board had the support of the Risk Committee, as the entity in charge of accompanying it in the approval, tracking, and control of policies, methodologies, tools, guidelines, and strategies for the identification, measurement, control, and risk mitigation, with the periodicity established in the standard.

 Below is a summary of risk management in Grupo Bancolombia during 2023:

Credit Risk

The dynamic of Grupo Bancolombia's portfolio was influenced by the global economic slowdown and high inflation levels in all the regions where the Grupo operates, coupled with uncertainty in the political and social environment and the appreciation of the Colombian peso against the American dollar, which mainly impacted Colombia. As a consequence, important deteriorations in portfolios were observed, especially in natural person portfolios, consumption, and mortgage ones.  This triggered early interventions in the origination, follow-up, and collection policies of the most impaired portfolios, intending to improve the risk profiles of new businesses, resulting in a decrease in disbursements.

In this sense, we maintained proactive credit risk management during 2023 by monitoring and accompanying customers and portfolios, evaluating conditions and particular requests of each one of them, as well as developing methodologies, tools, and models that optimize debt collection.

Among the activities developed to continue optimizing the risk management of the entire credit cycle, we highlight the following:

Origination

Taking into account the performance of the economy and in line with a more controlled risk appetite, conservative lending policies were implemented, primarily in natural person portfolios. These policies are supported by enhanced predictive models with a tighter risk profile of customers and responsiveness, reducing reaction times to changes in the environment. In addition, improvements in the physical and automatic processes, the implementation of new controls, and the generation of early alerts allowed a portfolio placement focused on more favorable profiles.

About sectoral risk management, we unified the risk vision in the different economic sectors, managing to participate in the market with better strategies and using methodologies and tools to carry out more comprehensive management.

With the sectoral components of credit risk management, we understood cycles and anticipated better decisions, managed and prevented current and potential portfolio risk, modeled future scenarios, and optimized risk models, including sectorial impact. For this purpose, we have ratings, policies, and sector diagnostic templates, which helped us to focus origination according to appetite.

Follow-up

For 2023, the monitoring stage was the central focus of the cycle. We concentrated on credit cycle strategies with early and integrated decisions at all stages, supported by predictive analytical models.

We continued developing new monitoring processes and models with corporate scope, starting with Colombia.
These processes and models will enable proactive and timely customer management through tools like the Special Risk Management Tool (HERA), which is aimed at facilitating cross-functional credit cycle management and ensuring a comprehensive view of the portfolio and customers. Along with the countries, we successfully designed and planned the construction of data models for information from different stages of the credit cycle, aiming to provide the required information to models and tools and support decision-making regarding the portfolio.

Besides, we made progress in behavioral models, alerts, and early estimation of variables, which include not only traditional information but also alternative and sector information. Likewise, we have evolved the monitoring processes, making them more agile and timely for the portfolio, guarantees, covenants, and advances.

Predictive analytical models with traditional and alternative information enable us to improve the quality of customer qualification and have a broader coverage of customers qualified automatically, avoiding subjective judgments and achieving greater agility and timeliness in the process. This makes it possible to take early action, aligned with strategic decisions at all stages of the credit cycle.

Models are monitored and updated periodically and are under permanent study for their continuous evolution and open to new relevant variables that improve their prediction and disaggregation into increasingly specialized segments.

In this sense, we have early warning models that allow us to identify possible deviations from the projection of portfolio composition and sectoral analyses to manage portfolios affected by macroeconomic variables and other situations.
The aforementioned enables us to generate reports that alert us about the most affected economic sectors and allows us to evaluate the most representative companies in each of them.

We also monitor the concentration risk in the loan portfolio, as events involving one or several of the largest economic groups could adversely and significantly affect the operating results and financial position of Grupo Bancolombia. The monitoring and management of this concentration is highly relevant and is carried out not only to comply with applicable regulations but also to achieve strategic management.

As of December 31, 2023, the total outstanding amount of Grupo Bancolombia's 20 largest economic groups, on a consolidated basis, represented 13.4% of its loan portfolio. No individual exposure represented more than 1.5% of said portfolio.

Recovery

To recognize the changes in the customer’s risk situation in all segments and sections, we maintain proactive management and an early collection for the portfolio in line with macroeconomic changes.

In 2023, the progress and strengthening of collection models and pre-approved creation, along with an increased digitization of the process and the implementation of alternative strategies with payment incentives and behavioral economics, enabled self-management and allowed us to achieve significant results for the year. In addition, through experimentation, we have developed new recovery schemes that focus on customer rebanking, initially in Colombia.

We evolved our collection model through an online channel, generating easy contact and adjusting announcements and guidelines for offering payment options. The purpose of this is to generate greater closeness with our customers through simplicity, active listening, and accompaniment. As a consequence of those strategies, through online collection channels, we have reached around 960,000 potential customers and achieved an updating of contact data for 380,000 customers in Colombia.  Similarly, we offered pre-approved alternatives in Panama for close to 30,000 customers.

In addition, within the estimates of the portfolio provisions, the value of the collateral is considered as backing for the operations and its mitigation, considering that its physical and market characteristics are reflected in a fair value. Given that external elements such as market conditions, macroeconomic, environmental, and political conditions can impact the value of personal and real collateral supporting Grupo's portfolio. Such elements were considered in the valuation of collaterals, a process carried out by external and independent entities from Grupo that have the experience and suitability required by regulatory authorities.
For impaired portfolios, this valuation is conducted no less than once a year.

Grupo Bancolombia Results

Grupo Bancolombia Portfolio Balance

Figures in trillions of Colombian pesos

The gross portfolio balance of Grupo Bancolombia in Colombian pesos recorded a decrease of 5.9% for the closing of December 2023 compared to the same month of the previous year. This decrease is mainly attributed to the appreciation of the Colombian peso against the American dollar during the analysis period, which impacted the re-expression in COP of Grupo's foreign currency portfolio and the contraction in consumer and microcredit modalities primarily for Bancolombia. Additionally, the reduction in the commercial portfolio of Banco Agrícola, Banistmo, and Bam was added to the above, mainly derived from the global economic slowdown.

Remarks: Total exposure information IFRS (International Financial Reporting Standard) 9.

It includes figures from Bancolombia, Panama, Puerto Rico, Banistmo, Banco Agrícola and BAM.

The consolidated 30-day ICV defaulting index showed an increase, reaching 5.39% for December 2023, compared to 3.55% recorded in the same month of the year 2022. This increase was associated with macroeconomic effects that impacted both natural persons and legal entities, such as high levels of inflation, interest rates, and economic slowdown in most sectors. During the period, various strategies were developed throughout the credit cycle, which allowed the implementation of advanced and coherent actions tailored to the reality of customers and their environment. This is intended to contain deterioration and place them in better risk profiles.

Similarly, the 90-day overdue portfolio balance increased by 48.1% between comparable periods, generating a direct impact on the 90-day overdue portfolio indicator, which closed at 3.69% compared to 2.49% in the same period of the previous year.

The annual cost of credit for the closing of 2023 was 2.8%, which was 82% higher than the 1.6% recorded in the previous year, primarily due to increased expenditure in the natural persons and SME banking portfolio.

Bancolombia

Bancolombia Portfolio Balance

Figures in trillions of Colombian pesos

At the end of 2023, Bancolombia closed with a 1.92% growth in the portfolio compared to the previous year. This behavior was mainly explained by decreases in the annual portfolio of Natural Persons, SMEs, and Corporate segments, driven by lower disbursement dynamics and higher cancellations in the legal entities segment.

Remarks: Total exposure information IFRS (International Financial Reporting Standard) 9.

The 30-day past-due loan portfolio indicator closed December 2023 at 5.0%, which represented a growth compared to the 3.6% at the end of December 2022, largely explained by the macroeconomic situation the country is going through. The segment most affected is the individuals one. In order to avoid future rollovers and effectively manage the portfolio, we continue to develop various follow-up strategies, along with comprehensive customer support through customized solutions. In the other segments, we also make a proactive follow-up to anticipate the materialization of risks.

The overdue portfolio coverage decreased during the period, ending at 130.9% at the close of December 2023 compared to 166.7% in the same period of 2022.

In 2023, the accumulated provision expenses amounted to COP 6.5 trillion, representing a 117.3% growth compared to the previous year. This resulted in a credit cost for 2023 of 3.57% higher than the 1.8% recorded in the previous year. This growth is driven by the behavior of consumption due to a greater deterioration of the portfolio compared to 2022 and a challenging macroeconomic environment that affected the performance of the portfolios.

Other companies (1)

For the end of 2023, Banistmo experienced a decrease of 22.15% in the portfolio balance in Colombian pesos against the previous year. This change was due to currency effects, given the revaluation of the Colombian peso against the American dollar, accompanied by a decrease in the portfolio in its original currency (USD) in the commercial category and a slight growth in the consumer and housing categories.

The 30-day overdue portfolio indicator stood at 8.5% at year-end 2023, compared to 3.9% in 2022. Total overdue portfolio coverage ended at 60.4% compared to the 137.8% reported in the previous year. The impact on these indicators was primarily due to the deterioration of a significant customer in the real estate sector, which has the backing of real estate collateral that reduces the provision value. Additionally, it was due to the deterioration of the housing portfolio caused by the termination of reduced payment agreements and the normalization of mortgage payments, particularly among long-standing customers affected by macroeconomic impacts such as unemployment and inflation.

(1) The information exposed for the Grupo companies, other than Bancolombia S.A., includes the restatement of figures from U.S. dollars to Colombian pesos under the IFRS standard. During the period from December 2022 to December 2023, the Colombian peso devalued 20.5% against the U.S. dollar.

The strategies used for proactive management that fulfill the customers' needs were the following: implementation of origination strategies focused on better risk profiles for natural persons, customer knowledge using both internal and external information, and the activation of new recovery processes.

In Bancoagricola, the balance of the portfolio in Colombian pesos ended 2023 with a decrease of 18.97%, mainly explained by the effect of  COP revaluation against the American dollar and the decrease in the commercial and housing portfolios, which, compared to a moderate growth in the consumer portfolio in its original currency (USD), was not sufficient to counteract this effect. The positive dynamic on the consumption portfolio was due to an expansion strategy on natural person customers with better risk profiles.

The 30-day overdue portfolio indicator for the end of the year was placed at 2.5% against 2.2% for 2022. For companies, the explanation is the deterioration of specific customers belonging to the textile sector. For natural persons and SMEs, origination strategies implemented were highlighted. Regarding coverage, it closed at 146.6% in December 2023, compared to 178.7% in the same period of the previous year.

For its part, Bam experienced a decrease of 18.73% in the portfolio in Colombian pesos at the end of 2023 compared to the quantity of 2022. This decrease was due to the previously mentioned Colombian peso revaluation against the American dollar and a moderate growth in the consumer and housing portfolios.  The better dynamism observed in natural person banking is highlighted as a response to growth strategies in this segment.

The 30-day overdue portfolio indicator was 3.6% against 2.8% of the year-end 2022, driven by the growth of past-due balances in the natural person portfolio, specifically in consumption products. This is a consequence of the impact of political, social, and economic situations faced by the country during the year. Coverage of the 30-day overdue portfolio ended at 145.6% in December 2023, compared to 160.7% in December 2022.

In Bancolombia Panamá, the portfolio balance in Colombian pesos showed a decrease of 25.17% compared to the previous year due to partial and total payments from corporate clients and the impact of the Colombian peso's appreciation against the American dollar during the period under review. The 30-day overdue portfolio indicator stood at 0.22% at the end of 2023, compared to 0.02% in 2022, explained by the deterioration of customers in Colombia, who were affected by the country's macroeconomic effects.

Regarding Bancolombia Puerto Rico, the portfolio balance in Colombian pesos experienced a decrease of 8.22% compared to the previous year, explained by the revaluation of the Colombian peso against the American dollar, contrasting with a 15.5% growth in the portfolio in its original currency (USD). This is due to the expansion strategy implemented during the year. The overdue portfolio closed at 0.15% in December 2023, compared to 3.91% in December 2022, an improvement mainly explained by the sale of a significant customer portfolio in the agricultural sector and the write-off of a customer in the commercial sector.

COUNTRY RISK

During 2023, the Country Risk management framework was implemented for the financial companies of Grupo Bancolombia, subject to the application of the SIAR. This risk refers to the possibility that an entity may incur losses due to financial operations abroad as a result of a deterioration in the economic and/or socio-political conditions of the country receiving these operations, either due to limitations on currency transfers or factors not attributable to the commercial and financial condition of the receiving country. This definition includes the sovereign risk (SR) and transfer risk (TR), among others.

At Grupo Bancolombia, we have guidelines, processes, and methodologies that allow us to periodically assess the country risk to which the Company is exposed in its capital investments. Capital investments are understood as those made in jurisdictions other than Colombia, which have a high individual or aggregate economic materiality by country and are intended to be permanent.

The country risk management includes the risk identification, measurement, control, and monitoring stages to which the entity is exposed.  For such management, the business plan, the type of operations carried out, their materiality, their current and future vocation, and the characteristics of the country receiving the investment are also considered. Equally, the management is supported by methodologies and processes that are used in country risk management and are developed by the Vice Presidency of Risks and approved by the Board of Directors.

The definition of capital investment appetite considers the country risk assessment as defined in the SIAR, and aims to ensure compliance with solvency and liquidity indicators, in line with the strength and financial health of the Bank.

For 2023, there were no alerts in any investment, nor were adjustments made for deteriorating investments that could affect or impair the Bank’s financial strength.

Market Risk

Market risk refers to the possibility of incurring losses as a result of changes in stock prices, interest rates, exchange rates and other indicators whose values are fixed in a public market. It also refers to the probability of unexpected changes in net interest income and economic equity value as a result of a change in market interest rates.

In Grupo Bancolombia, market risks are identified, measured, monitored, controlled and communicated with the purpose of adopting timely decisions for the adequate mitigation of these, and to generate greater added value for shareholders. The guidelines, policies and methodologies for market risk management are approved by the Board of Directors, thus ensuring consistency and unity in the risk appetite among the different entities of Grupo Bancolombia.

Grupo Bancolombia

a.	Instruments for trading purposes

Instruments for trading purposes in Grupo Bancolombia include fixed income, variable income, foreign currency and derivative products, whose management is aimed to maintain an investment portfolio to support liquidity and meet the needs of our customers, while maintaining a controlled risk profile.

The relevant risk factors for instruments held for trading purposes are interest rate risk, exchange rate risk and share price risk.

●	Interest rate risk arises from unexpected changes in interest rates that may adversely affect the value of a financial instrument. It mainly affects debt securities and derivatives.

●	Exchange rate risk refers to changes in the exchange rate of one currency against another and affects foreign currency positions. A long position in a foreign currency other than the local currency may result in losses if that currency depreciates against the local currency.

●	Finally, equity price risk arises from adverse movements in market prices or expectations of future dividends that affect positions in shares, equity indices or derivatives with equity underlyings.

All these market risks can be partially or fully mitigated with derivatives such as options, futures, forwards and swaps, relative value strategies and by taking non-directional positions.

For the management and control of market risks of trading activities in the Grupo Bancolombia, two Value at Risk methodologies are used: the standard methodology established by the SFC and the internal methodology by weighted historical simulation. These methodologies measure the maximum probable loss that a portfolio could have over a time horizon and with a level of confidence.

The internal methodology by weighted historical simulation uses a confidence level of 99%, a holding period of 10 days and a time window of one year or 250 daily data, obtained historically from the VaR calculation reference date. The standard methodology established by Chapter XXXI of the Basic Accounting and Financial Circular (CBCF, by its Spanish acronym) of the Financial Superintendence of Colombia (SFC, by its Spanish acronym) is based on the model recommended by the Basel Committee on Banking Supervision's 2005 Amendment to the Capital Accord to Incorporate Market Risk. This methodology is used to report market risk exposure to the SFC and to measure the capital requirements of Grupo Bancolombia.

In addition, extreme scenario measurements or stress tests are performed to estimate potential losses that do not occur with a high frequency but are possible, replicating past crises or simulating hypothetical events. Likewise, Expected Shortfall estimates are also made to measure the expected value of potential loss greater than the level set by the VaR. Unlike VaR, Expected Shortfall has the advantage of capturing the risk of large losses with low probability (tail risk). Likewise, adjustment tests or back testing are carried out to determine how accurate the loss forecasts are in relation to reality. The results of these tests lead to adjustments to the VaR models, if necessary.

To manage and control the market risk of trading activities, Grupo Bancolombia has a hierarchical structure of VaR limits that ensures that risk is not concentrated in certain asset classes and maximizes the diversification effect of portfolios. These limits are defined by company, product or risk-taking responsibilities. Loss alerts, stop losses and sensitivity limits are also managed, especially in derivative portfolios. The limits are approved by the Board of Directors, taking into account the size of the assets, the complexity and volatility of the markets, and the risk appetite. These are monitored daily, and their excesses or non-compliance are reported to the Board of Directors and the Risk Committee.

In 2023, market risk exposure measured with the SFC's standard methodology ranged between COP 815,373 million and COP 1,204,500 million, with an average exposure of COP 959,832 million. The total exposure, at the end of the year, registered an increase driven by the exchange rate factor that registered a greater exposure to the US dollar, followed by an increase in exposure to share prices and a decrease in exposure in collective portfolios. This effect was generated by the redistribution of exposure by risk factor of the Colombia Real Estate Fund, after a detailed analysis of the composition of its portfolio. It is important to highlight that this redistribution did not generate an impact on the total risk since the volatility of both factors is the same.

Meanwhile, the interest rate risk factor presented an increase in its exposure, generated by a higher exposure in Colombian public debt securities in Bancolombia's book, partially offset by a lower exposure in foreign debt securities in all the Entities.

The total variation of market risk and its risk factors, under the standard methodology of the SFC, is shown below:

December 2023
In millions of Colombian pesos
Factor	End of the year	Average	Maximum	Minimum
Interest Rate	405,467	418,472	542,464	383,914
Exchange Rate	332,662	185,624	374,407	51,410
Share Price	342,024	332,443	347,539	312,136
Collective Portfolios	15,847	23,292	27,923	15,847
Total VaR	1,096,000	959,832	1,204,500	815,373
December 2022
In millions of Colombian pesos
Factor	End of the year	Average	Maximum	Minimum
Interest Rate	340,107	381,094	410,605	340,107
Exchange Rate	78,165	118,620	201,927	78,165
Share Price	85,345	98,401	105,263	85,345
Collective Portfolios	387,952	294,468	387,952	225,401
Total VaR	891,569	892,583	1,059,312	783,367
a.Instruments for purposes other than trading

Grupo Bancolombia maintains non-trading instruments such as loans, time deposits, checking and savings accounts, which are recorded in the Banking Book. The market risk management of the Banking Book is focused on increasing the economic value of equity, contributing to the generation of recurring profits with a controlled risk profile.

The relevant risk factor of the Banking Book positions is interest rate risk, understood as the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect the Bank's income due to differences in the repricing of assets and liabilities.

Another risk factor affecting the banking book positions is the equity price risk of the investments held by Investment Banking, as a Financial Corporation, directly and through its affiliated companies, in structural equity investments. Exchange rate exposures that arise in the Banking Book are transferred to the Treasury Book.

For the management and control of market risks of activities other than trading activities, Grupo Bancolombia has a comprehensive approach, consisting of a short-term view, measuring the sensitivity of the net interest margin over a one-year horizon, and a long-term vision, estimating the impact on the economic value of equity through different scenarios. Levels of alerts are also defined to monitor and control the interest rate risk of the positions in the Banking Book, which are periodically reported to Senior Management.

Market risk management of positions in the Banking Book is carried out in a decentralized and independent manner in each of the Grupo Bancolombia's banking entities. This management is carried out by the Asset and Liability Management areas, of the Financial Vice-Presidency, through derivative instruments such as exchange rate and interest rate swaps, mainly.

In general, Grupo Bancolombia has a positive sensitivity to increases in interest rates for the total financial margin.  In relation to the sensitivity of the economic value (Market Value of Equity, MVE), the general positioning of the balance sheet was such that the average duration of the assets was slightly lower than that of the liabilities.

During 2023, a decrease in the sensitivity of the net interest margin of - COP 7,287 was observed due to the reduction in the sensitivity in dollars as a result of the decrease in the fixed-rate portfolio and the increase in fixed-term certificates of deposit (CD). Likewise, the duration mismatch in the Grupo Bancolombia's balance sheet did not present significant changes.

The following is a comparison of the interest rate risk sensitivity in legal currency (pesos), for Grupo Bancolombia, between December 31, 2023, and December 31, 2022:

Legal currency	December 31, 2023	December 31, 2022
In millions of Colombian pesos
Asset sensitivity to 100 bps	1,152,782	1,060,949
Liability sensitivity at 100 bps	595,749	545,911
Sensitivity of net interest margin to 100 bps	557,033	515,038

Likewise, the sensitivity to interest rate risk in foreign currency (dollars) for Grupo Bancolombia as of December 31, 2023, and December 31, 2022, is shown:

Foreign currency	December 31, 2023	December 31, 2022
In thousands of USD
Asset sensitivity to 100 bps	75,052	84,883
Liability sensitivity at 100 bps	74,800	71,737
Sensitivity of net interest margin to 100 bps	252	13,146

A positive net sensitivity denotes a greater sensitivity of assets than liabilities and implies that an increase in interest rates will positively affect Grupo Bancolombia's net interest margin. A negative sensitivity denotes a greater sensitivity of liabilities than assets and implies that an increase in interest rates will negatively affect the net interest margin. In case of a decrease in interest rates, the behavior of the net interest margin would be the opposite of that described above.

To calculate the sensitivity of the net interest margin based on the term at repricing, the following assumptions were taken into account: (a) only the contractual conditions of the current transactions were considered, (b) the sensitivity of the balance sheet at a fixed rate was based on amounts that mature in a period of less than one year under the assumption that these will be placed again at market rates; and (c) changes in the interest rate were presented immediately and in parallel in the asset and liability yield curves.

The price risk sensitivity of the structural shares is presented below:

The market value of these positions presented a negative variation of 27.4%, going from COP 56,607 at the end of 2022, to COP 41,096 at the end of 2023, mainly as a consequence of the devaluation of the shares of the company ENKA.

When considering a negative impact of 14.70% on the value of structural actions as of December 2023, a devaluation of COP 6,041 occurred.

	December 31, 2023	December 31, 2022
Amount	41,096	56,607
Delta	14.70%	14.70%
Sensitivity	6,041	8,321

Bancolombia

Market risk management in Bancolombia is the same as that described above for Grupo Bancolombia.

The results of this risk metric for the Bank are described below:

Contractual Maturity Flows Projections

During 2023, fundraising was concentrated on stable funding. In this way, the maturity mismatch between assets and liabilities did not present significant variations compared to the previous year.

Assets - 2023

Assets	0-30 days	31 days-1 year	1-3 years	3-5 years	More than 5 years
December 31, 2023		In millions of Colombian pesos
Available	12,863,332	-	-	-	-
Asset liquidity transactions	11,485,003	-	-	-	-
Investments	1,225,370	7,508,962	2,763,994	1,031,008	2,763,672
Loan portfolio	9,299,459	67,075,512	76,991,280	44,292,725	73,095,556
Derivative financial assets	3,779,140	12,521,300	4,131,390	1,690,432	1,395,199
Total Assets	38,652,304	87,105,774	83,886,664	47,014,165	77,254,427

Liabilities – 2023

Liabilities	0-30 days	31 days-1 year	1-3 years	3-5 years	More than 5 years
December 31, 2023		In millions of Colombian pesos
Deposit accounts	104,112,202	-	-	-	-
Time deposits	9,530,808	33,349,972	11,476,688	4,809,582	18,199,529
Liability liquidity transactions	263,751	-	-	-	-
Bank loans	300,957	3,322,380	7,182,852	1,538,962	1,915,030
Outstanding investment securities	101,782	2,755,303	3,890,387	4,307,752	3,507,202
Preferred shares	-	57,701	115,403	115,403	295,697
Derivative financial liabilities	3,220,567	13,098,241	4,135,676	1,678,780	1,473,116
Total Liabilities	117,530,068	52,583,598	26,801,007	12,450,479	25,390,575

Position by Indexation

During 2023, more than 60% of the Bank's portfolio was concentrated in variable rates, while on the liabilities side, on average, the variable rate share was 40%. Likewise, the balance sheet was characterized by a significant increase in fixed-rate indexations, Reference Banking Indicator (IBR, by its Spanish acronym) and Consumer Price Index (CPI), considering the Bank's asset and liability management strategy in accordance with the growth of the portfolio and the evolution of market rates.

Fair Value of Assets and Liabilities

The fair value of each of Bancolombia's balance sheet positions is presented below:

	December 31, 2023		December 31, 2022
	Book value	Fair value	Book value	Fair value
In millions of Colombian pesos
Assets
Debt securities, marketable investments and pledged financial assets (1)	6,942,468	6,942,468	6,916,719	6,916,719
Debt securities, available-for-sale investments (1)	3,211,425	3,211,425	2,590,622	2,590,622
Debt securities, held-to-maturity investments, net (1)	3,423,265	3,410,468	3,450,225	3,382,219
Equity instruments (1)	180,744	188,124	171,808	171,111
Hedging instruments (1)	6,215,942	6,215,942	4,860,893	4,860,893
Loan portfolio and financial leasing operations (2)	170,029,117	170,672,034	168,203,995	163,844,450
Investment properties (3)	574,550	574,550	449,253	449,253
Total assets	190,577,511	191,215,011	186,643,515	182,215,267
Liabilities

Customer deposits(4)	170,231,400	171,398,021	156,480,283	155,160,442
Interbank (5)	-	-	482,766	482,766
Repos (5)	263,751	263,751	156,174	156,174
Hedging instruments (1)	6,699,521	6,699,521	4,717,408	4,717,408
Financial obligations (6)	12,000,269	12,000,269	14,161,087	14,161,087
Debt securities issued (7)	10,958,823	10,919,613	15,209,620	14,632,729
Preferred shares (8)	584,204	394,550	584,204	350,978
Total liabilities	200,737,968	201,675,725	191,791,542	189,661,584

a.Instruments for trading purposes

The instruments for trading purposes for Bancolombia include fixed income, variable income, foreign currency and derivative products, whose management is aimed at maintaining an investment portfolio to support liquidity and meet the needs of our clients, maintaining a profile of controlled risks.

For the management and control of market risks in Bancolombia, the same methodologies set out above for Grupo Bancolombia are considered and a hierarchical structure of own limits with which the Bank's exposure is managed.

In 2023, market risk exposure measured with the SFC's standard methodology ranged between COP 752,644 million and COP 1,153,304 million, with an average exposure of COP 898,460 million. Total exposure registered an increase, mainly due to the increase in the exchange rate factor given the higher exposure to the US dollar, followed by the interest rate factor driven, particularly, by the increase of the portfolio in Colombian government and private debt securities. Meanwhile, the collective portfolios factor increased due to the valuation of investments.

The total variation in market risk, as well as that of its risk factors under the SFC's standard methodology is shown below:

December 2023
In millions of Colombian pesos
Factor	End of the year	Average	Maximum	Minimum
Interest Rate	334,375	352,633	484,964	308,204
Exchange Rate	203,244	128,096	239,366	42,283
Share Price	25,951	20,880	25,951	17,313
Collective Portfolios	402,159	396,851	412,474	370,716
Total VaR	965,729	898,460	1,153,304	752,644

December 2022
In millions of Colombian pesos
Factor	End of the year	Average	Maximum	Minimum
Interest Rate	255,623	297,926	335,382	255,623
Exchange Rate	34,907	77,647	160,751	34,907
Share Price	17,247	25,615	30,477	17,247
Collective Portfolios	368,227	273,485	368,227	201,599

Total VaR	676,004	674,673	841,538	559,381
b.	Instruments for purposes other than trading

For the management and control of market risks, Bancolombia uses the same methodologies described above for Grupo Bancolombia. The results of the sensitivity of the net interest margin are presented below:

Sensitivity to interest rate risk in the banking book

Legal Currency Positions	December 31, 2023	December 31, 2022
	In millions of Colombian pesos
Asset sensitivity to 100 bps	1,157,142	1,066,923
Liability sensitivity at 100 bps	592,423	550,596
Sensitivity of net interest margin to 100 bps	564,719	516,327

Foreign Currency Positions	December 31, 2023	December 31, 2022
	In millions of USD
Asset sensitivity to 100 bps	8,211	13,282
Liability sensitivity at 100 bps	15,335	11,980
Sensitivity of net interest margin to 100 bps	(7,124)	1,302

In a scenario of increasing interest rates, a positive net sensitivity would imply a higher asset sensitivity and, therefore, a favorable impact on the net interest margin. A negative sensitivity denotes a greater sensitivity of the liability and therefore a negative impact on the net interest margin. In the case of an interest rate fall, the behavior of the net interest margin would be opposite to that mentioned.

The sensitivity of the net interest margin on legal currency positions given positive and parallel variations in interest rates of 100 basis points was COP 564,719. The variation in the sensitivity of the net interest margin between December 2022 and December 2023 occurred due to the increase in the balance of the variable rate portfolio, compensated by the increase in the balance of the CDs.

Likewise, the sensitivity of the net interest margin for positions in foreign currency was USD – 7,124 at 100 basis points. The change in this sensitivity compared to December 2022 corresponded to the decrease in the active portfolio and the increase in the balance of the rate-sensitive liability portfolio.

Assumptions and limitations

To calculate the sensitivity of the net interest margin, from the term to the reprice, the following assumptions were taken into account: (a) only the contractual conditions of the current operations are considered, (b) the sensitivity of the balance at a fixed rate considers amounts that mature in a period of less than one year under the assumption that these will be placed again at market rates; and (c) changes in the interest rate are presented immediately and in parallel in the asset and liability yield curves.

Liquidity Risk

Liquidity risk is understood as the inability to fully and timely meet payment obligations on the corresponding dates due to insufficient liquid resources and/or the need to assume excessive funding costs. Situations such as a downgrade in the credit ratings of the Bank and its subsidiaries would increase the cost of funds and hinder its ability to attract deposits or roll over maturing debt.

For Grupo Bancolombia, liquidity prevails over any growth and profitability objective. Liquidity management, along with capital management, have always been a fundamental pillar of its business strategy to support the strength of the balance sheet. Grupo Bancolombia's liquidity management model promotes the autonomy of subsidiaries, which must be self-sufficient in their financing structure. Each subsidiary is responsible for meeting the liquidity needs of its current and future activities, within a management coordination framework at the Grupo level. The metrics used to control liquidity risk are developed around common and homogeneous concepts, but the analysis and adaptation is performed by each subsidiary.

Measures to control liquidity risk include the maintenance of an investment portfolio to ensure a liquidity reserve and the definition of early warnings and liquidity limits to proactively assess the Grupo's exposure level.

The methodologies used to control liquidity risk include liquidity gaps and stress scenarios. Liquidity gaps measure cash flow mismatches of assets, liabilities and off-balance sheet positions, separately for legal and foreign currencies. Regulators' models are applied, in which contractual maturities and internal models are used, in which cash flows are adjusted through the implementation of different indicators, in order to reflect a more realistic behavior of cash flows.

Structural liquidity is also measured by monitoring the available stable funding and its coverage against the required stable funding. For this purpose, we use the regulatory models and the standards established by the Basel Committee on Banking Supervision regarding the NSFR, adjusting it according to the stability characteristics of our deposits.

The policies, limits, processes, methodologies and tools for the evaluation of liquidity risk exposure are periodically validated to establish their relevance and functionality, and to adjust them as necessary. The market and liquidity risk areas prepare daily, weekly and monthly reports for Senior Management, with the purpose of monitoring the evolution of the levels of exposure to liquidity risk, the established limits and alerts, and support the decision-making process.

Liquidity risk exposure

In 2023, a comfortable liquidity position was maintained in Grupo Bancolombia with 30-day liquidity coverage at the end of December of 259.07% in legal currency, and 866.37% in foreign currency. By the end of the year, the liquid assets in legal currency of Grupo Bancolombia amounted to COP 26.8 billion, and in foreign currency to USD 6,226 million.

To estimate liquidity risk, a liquidity coverage ratio is calculated to ensure that liquid assets held are sufficient to cover potential net cash outflows within 30 days. This indicator allows Grupo Bancolombia to meet its liquidity coverage for the next month. The following is the result of the liquidity coverage indicator for Grupo Bancolombia:

Liquidity coverage ratio	December 31, 2023	December 31, 2022
In millions of Colombian pesos
30-day liquidity requirement	13,752,496	18,227,019

Liquid assets	50,680,823	48,059,179
Liquidity ratio*	368.52%	263.67%

*The minimum level of the liquidity ratio required by law is 100%.

30-day liquidity requirement: 30-day contractual maturities of assets (portfolio, liquidity transactions, non-liquid investments, derivatives) minus contractual maturities of liabilities (time deposits, liability liquidity transactions, bonds, liability portfolio, derivatives) minus non-contractual maturities of deposit accounts.

Liquid assets: liquid assets are considered to be those that are easily realized and form part of the entity's portfolio or those that have been received as collateral in asset transactions in the money market, that have not been subsequently used in liability transactions in the money market and do not have any mobility restrictions. The following are considered liquid assets: cash, shares in open collective investment funds with no permanence agreement, shares registered in a stock exchange in Colombia that are eligible for repo or repurchase agreements, and marketable and available-for-sale investments in fixed-income securities.

Bancolombia

Liquidity risk management continued to be carried out through an internal liquidity gap projection model for both real and stressed situations. The regulatory indicators, such as the Liquidity Risk Index (LRI), the Individual and Consolidated Short-Term Exposure Index (IECPI-IECPC, by its Spanish acronym) and the Net Stable Funding Ratio (NSFR), presented results that showed comfortable liquidity levels for compliance with internal and regulatory limits.

Liquidity simulations were performed under different scenarios to guarantee comfortable liquidity levels, consistent with the dynamic growth of the portfolio and 100% compliance with the NSFR. Liquidity levels remained stable due to the lower dynamism in portfolio disbursements.

Short-term liquidity risk exposure

To estimate short-term liquidity risk, a liquidity coverage ratio (LCR) is calculated, corresponding to the ratio between liquid assets and its net liquidity requirements for a 30-calendar day period. This indicator shows the liquidity coverage for the next month.

The net liquidity requirement is calculated based on the flow of contractual maturities of assets and the flow of contractual and non-contractual maturities of liabilities, as defined in current regulations.

The liquidity coverage result for the Bank is presented below:

Liquidity coverage ratio	December 31, 2023	December 31, 2022
	In millions of Colombian pesos
30-day liquidity requirement	10,179,043	13,950,866
Liquid assets	28,612,973	25,508,367
Liquidity ratio	281.10%	182.80%

The liquidity indicator stood at 281.10% at the end of December 2023, which represents an increase of 98%, due to the increase in the level of Liquid Assets, the growth in deposit accounts and the reduction in the 30-day liquidity requirement due to the higher projection of income flows from liquidity operations.

The following table shows the Bank's liquid assets:

Liquid assets (1)	December 31, 2023	December 31, 2022
	In millions of Colombian pesos
Highly liquid assets
Available	12,314,552	12,688,194
High-quality securities	14,197,252	12,388,168
Other liquid assets
Other securities	2,101,169	432,005
Total liquid assets	28,612,973	25,508,367

(1)	The high liquidity characteristic is possessed by the available, in all cases, and those liquid assets received by the Bank of the Republic for its monetary expansion and contraction operations. Liquid assets are adjusted for market liquidity and foreign exchange risk.

High-quality securities are considered as available and shares that are eligible for repo or repo transactions, for those entities that are in the group of OMOs Placement Agents (OPA), those securities received by the Bank of the Republic for its monetary expansion and contraction operations described in numeral 3.1.1 of the External Regulatory Circular DODM-142 of the Bank of the Republic or otherwise (if it is not an OPA) only those securities that are mandatory listed in the market maker program.

Other liquid assets: liquid assets that do not meet the quality characteristic are included in this item.

Long-term liquidity risk exposure

The Net Stable Funding Ratio (NSFR) indicator corresponds to the ratio between required stable funding and available stable funding and seeks to limit excessive dependence on unstable sources of funding for strategic assets that are often illiquid.

The following are the results of the NSFR at the end of 2023 and 2022:

Net Stable Funding Ratio
CATEGORY	December 31, 2023	December 31, 2022
Available Stable Funding (ASF)	192,571.29	184,410.28

Required Stable Funding (RSF)	158,734.45	170,264.63
NSFR	121.32%	108.31%

The indicator has remained above adequate levels, maintaining an appropriate structure in the required stable funding and available stable funding. This highlights the strategy of capturing long-term CDs, the increase in equity and the increase in the weightings of the deposit accounts in the segments of Supervised Entities and Collective Investment Funds (CIFs) without permanence covenant, from 0% to 25% in accordance with the new NSFR regulation through Circular 013 of 2023, added to the redistribution of the balances of the portfolio decreasing the required stable funding.

Operating Risk

The main objective of Grupo Bancolombia in the management of operating risk is to achieve the understanding and exploitation of opportunities, to generate benefits, while reducing losses by knowing and mitigating threats. This management is framed within the main stages of risk management: risk identification, measurement, control and management.

The identification and updating of the risks to which Grupo Bancolombia's entities are exposed in their operations is permanent. Through the development of human talent, the identification and management of risk is promoted in a collaborative manner. All employees contribute to the identification, achieving greater coverage and timeliness in risk management.

Regarding the implementation of External Circular 018 of 2021 issued by the SFC, the main regulatory changes for operating risk include the reinforcement of the incorporation of regulatory capital requirements for operating risk and the inclusion of greater management of third-party risks.

Bancolombia

The total operating risk profile of Bancolombia, at the end of 2023, shows a composition by risk criticality levels, as follows:

●	Tolerable assessment (low risks): 88%.
●	Moderate rating (medium risks): 8%.
●	Critical rating (high risks): 2%.
●	Very critical rating (very high risks): 2%.

The latter group recognizes risks at higher thresholds, in terms of individual appetite, defined for each of Grupo Bancolombia's companies.

Bancolombia constantly updates the risks according to the behavior of each business and the changes in the processes, which generates variations in them, year by year.

The residual exposure, i.e., the exposure after considering the mitigating effect of the controls, is represented as follows:

●	66% in risks of process failures.
●	25% in the categories of internal and external fraud.
●	5% in unsuitable business practices.
●	4% in other categories.

Bancolombia closes 2023 with operating losses equivalent to COP 276,103 million, representing an increase of 43% in accumulated net economic losses with respect to the previous year. This is mainly due to technological failures in production outputs in different products and channels, which generated losses due to erroneous balances in favor of customers that could not be recovered. In addition, it was caused by the provision of a first instance court order issued by the Departmental Comptroller's Office of Cundinamarca against Bancolombia, derived from an alleged fiscal detriment in disbursements under the financial leasing modality in the construction of a water treatment plant in the Municipality of Chía, which if confirmed would materialize an operating loss for the entity. It was also due to the increase in external fraud events, as a result of the intensive use of social engineering techniques by criminals.

It should be noted that exposure to cybersecurity risk has remained at adequate levels, thanks to the measures we have adopted in terms of controls, monitoring and mitigation, to address the threats in the environment.

Consolidated Operating Risk Status

Operational Risk by Criticality

Tolerable

Moderate

Critical

Very Critical

The total operating risk profile of Grupo Bancolombia, at the end of 2023, shows a composition by risk criticality levels, as follows:

●	Tolerable assessment (low risks): 85%.
●	Moderate rating (medium risks): 10%.
●	Critical rating (high risks): 3%.
●	Very critical rating (very high risks): 2%.

The latter group recognizes risks at higher thresholds, in terms of individual appetite, defined for each of Grupo Bancolombia's companies.

As mentioned for Bancolombia, the Grupo constantly updates its risks in accordance with the behavior of each business and changes in processes, which generates variations in risks from year to year.

The residual exposure, i.e., after considering the mitigating effect of the controls, is represented as follows:

●	62% in risks of process failures.
●	18% in the internal fraud categories.
●	9% in the external fraud category.
●	5% in unsuitable business practices.
●	1% represented in the other categories.

Process failures

Operating Risk by Risk Category

Other categories

External fraud

Internal fraud

Losses due to operating risk increased by 16% compared to those recorded in 2022, due to the increase in external fraud in virtual channels and means of payment. 65% of the losses were generated by external fraud events, 20% by process failures, 14% by technological failures and the remaining 1% is made up of the other operating risk categories.

Other categories

Technological failures

Process failures

External fraud

Materiality by Category

Operating Risk Management Achievements

1.Coverage of the risk profile is maintained at high levels, ensuring that changes in Grupo Bancolombia's processes, products, channels, IT components and services are evaluated and managed in a timely manner, in order to provide a higher level of assurance in the achievement of the organization's operational objectives.

2.We performed 213 risk evaluations to suppliers, requested by the Statutory Auditor's Office and the Board of Directors.

3.We achieved efficiencies in the relaxation of controls in eight initiatives, without affecting the organization's control environment.

4.We executed action plans and key initiatives for the main risks identified, achieving a decrease in operating risk exposure.

5.We participate in 100% of key business transformation initiatives, conducting risk assessments and advising on the definition of controls and action plans.

Cyber Risk Management

In 2023, we continued to consolidate technology and cybersecurity risk management, with the objective of protecting critical information assets and leveraging the Grupo Bancolombia's strategy. In this regard, we made progress in the identification and management of cybersecurity risks in suppliers, and in technological components and COBIT processes. Likewise, we followed up on the management and closure of high and critical vulnerabilities in different technological platforms, compliance with Baselines, and migration to the cloud, and we provided support to the secure development cycle and evolution in the maturity of cyber risk indicators.

We conducted more than 271 "Technological and Cybernetic Risk Assessments" on components (central platforms, transactional channels, controls), suppliers and processes, achieving a profile identification of 100% for critical suppliers, and 92% for processes and components. In addition, we achieved 100% compliance in 80 ethical hacking analyses as input for the analyses.  Therefore, with the implementation of the different action plans, we achieved a high level of risk mitigation.

As achievements, we highlight that, during 2023, we had a 95% coverage of the technology inventory allowing the identification and management of vulnerabilities. We also built a dashboard with the measurement of controls with new baselines and performed IT and cybersecurity risk management in the organization's key transformation initiatives.

Business Continuity Management

By 2023, business continuity management focused on strengthening the operational resilience of Grupo Bancolombia, highlighting the following achievements:

●	We executed seven drills to train the reaction of the "Crisis Management Team" and validate the functionality of the response protocols. One of the most important exercises was the national crisis cybersecurity drill in conjunction with Asobancaria and the SFC.
●	We defined three new protocols with their continuity strategies for the "Crisis Table", which establish the premises for a timely and adequate response to the materialization of disruptive events for the business.
●	We had twenty-seven training sessions, fifteen of them with the members of the main and alternate "Crisis Management Team", training them on how to prepare for events and decision making.

●	We evaluated thirty-six critical Business Impact Analysis (BIA) suppliers with joint testing of their strategies to respond to major failure scenarios.
●	We achieved 98% compliance with the continuity tests for the process, technology, infrastructure and people fronts.

Other Relevant Risks

As has been pointed out throughout this report, during 2023 the world experienced greater volatility in the price of financial assets, geopolitical conflicts and extreme weather events, thus configuring a complex economic scenario with strong inflationary pressures and high interest rates, which leaves many lessons and challenges.  For this reason, Grupo Bancolombia works to constantly improve its policies and processes aimed at recognizing and mitigating the relevant risks to which it is exposed.

The Corporate Risk Vice-Presidency updates the Risk Map on an annual basis, and once it is approved by Senior Management, it becomes an input for the strategic planning of each of the Grupo Bancolombia's Vice-Presidencies. Likewise, the Risk Committee periodically monitors the risks included in the Map.

This tool allows the organization to identify, at an early stage, the most important sources of risk in the short term, with a holistic view of the local and international context, the development of the business and the organization's future objectives. In turn, it allows the organization to define action plans to control the identified risks.

Definition and allocation of strategic activities to mitigate the potential impacts of the selected risks and take advantage of environmental opportunities.

●	Definition of action plans for the management of identified risks.
●	Dissemination to strengthen the risk culture.
●	Follow-up scheme Map + Strategy.

Comprehensive view of risks to select the most critical ones and determine their connectivity and potential impact on the entire organization. Requires constant dialogue with the governing bodies.

●	Development of the preliminary risk profile.
●	Application of the survey.
●	Information and data analysis.
●	Validation and quantification of risks.

Permanent observation and understanding of megatrends as global forces that impact people and organizations at different levels.

●	Megatrend analysis: CRForum, WEF, Swiss Re.
●	Senior Management perception and perspectives.

Connection with the STRATEGY

Selecting Risks
HOLISTIC VIEW

Identifying Risks
MEGATRENDS

Identificación de Riesgos MEGATENDENCIAS

Observación y entendimiento permanente de las megatendencias como fuerzas globales que impactan en distintos niveles, a las personas y organizaciones

- Análisis Megatendencias: CRO Forum, WEF, Swiss Re.
- Percepción y perspectivas de la Alta Dirección.

Selección de Riesgos VISIÓN HOLÍSTICA

Visión integral de los riesgos para seleccionar los más críticos y determinar su conectividad y potencial impacto en toda la Organización Requiere de constante diálogo con los Órganos de Gobierno.

- Desarrollo del perfil preliminar de riesgos
- Aplicación de la encuesta.
- Análisis de información y datos.
- Validación y cuantificación de los riesgos.

Conexión con la ESTRATEGIA

Definición y asignación de las actividades estratégicas que permitirán mitigar los impactos potenciales de los riesgos seleccionados y aprovechar las oportunidades del entorno.

- Definición de planes de acción para el control de los riesgos identificados.
- Divulgación para el fortalecimiento de la cultura de riesgos.
- Esquema de seguimiento Mapa + Estrategia.

Description of the Risk Map construction methodology.

The tool focuses on identifying relatively new risk factors in the market, business or region that could have a strong impact on the financial condition of Grupo Bancolombia, directly or through its interrelation with other traditional risk factors, such as market risk, liquidity, credit, operational, among others.

Currently, the Risk Map has three risk categories: Business, Operational and Emerging, like this:

12. Inadequate response to market changes

6. AML/ATF and corruption

10. Third-party risk

9. Operational resilience, business continuity and technical failures

8. Political risk

5. Internal and external fraud

7. Regulatory and legal uncertainty

4. ESG risks

2. Cyber and information security

3. Model risk

1. Economic and sectoral environment

11. Human talent risk

BUSINESS

EMERGING

OPERATIONAL

Risk Map 2023 – Grupo Bancolombia

The graphic scale of the risk map is represented by a heat radar, where the criticality of the risk is evident to the extent that its quantification represents a greater impact in terms of unexpected loss. Since the map is composed, for the most part, of emerging risks, there are no valuation standards and the methodologies used are usually adjusted depending on the evolution of the business or the risk.

The risk map construction process consists of validating, with the operating risk teams, the relevant risk categories in the events or processes within the organization. These are also verified with other areas that carry out evaluations of risk factors other than traditional ones, in the development of the comprehensive risk management of the Grupo Bancolombia Managements. Finally, references are made in high-level academic studies and assumptions and internal models are formulated to determine, in the best way, what the impact would be, in monetary terms, if the risk event materializes.

The risks that make up the Grupo Bancolombia's Risk Map are described below:

a.Economic and industry environment and supply chain disruption

On the macroeconomic front, one of the main risks is related to the higher-than-usual volatility in the prices of the main financial assets. During the last quarter of 2023, there was a strong reversal in the dynamics of capital flows to emerging economies.

The year 2023 ended in the midst of a trend of appreciation of riskier financial assets, given the incorporation of the expectation of the beginning of the process of interest rate cuts by the monetary authority in the United States during the first half of 2024. This dynamic, completely opposite to the one that prevailed during most of the third quarter of last year, highlights the reactivity and volatility that continues to be present in the markets and that may continue to be a characteristic of international macro-financial behavior in 2024.

The weakening phase of the global cycle is usually accompanied by exacerbated volatility, compounded by the pressures produced by geopolitical tensions and military conflicts in Ukraine and the Middle East. These situations can affect investor confidence and the prices of the main raw materials, particularly oil.

However, during the latter part of 2023, the evolution of the global economy and markets was not significantly affected by these geopolitical elements, insofar as events did not differ substantially from what was foreseeable. However, the persistence of conflicts implies an inherent potential risk, since the escalation of the confrontation in the Middle East could lead to the involvement of other countries and affect the functioning of logistics chains or raw material markets.

At the level of the countries where Bancolombia has a significant presence, during the last quarter of 2023, there were events that could soon result in the materialization of some adverse risks.

In Colombia, 2024's outlook for public finances deteriorated in light of the court order that struck down the non-deductibility of bonuses from the mining sector in corporate income tax. This fact, together with the highly uncertain revenues expected by the Government (due to judicial litigation and the efficiency of the Directorate of National Taxes and Customs - DIAN tax administration), has led to the consideration of the need for a new tax reform, and the Autonomous Committee of the Fiscal Rule has issued publications highlighting the risk of non-compliance with the fiscal rule in 2024.

Thus, the potential tax reform would add to a busy first half of the year, in terms of the passage of major reforms through Congress. On this front, during the last part of 2023, the health system reform was approved in the second debate. Meanwhile, the labor and pension reforms did not make significant progress and the context has become challenging for the government to achieve their passage without making significant concessions on the proposed elements. Thus, the likelihood of a profound economic impact from the approval of these reforms in their original versions has been reduced.

Likewise, in Guatemala, the main macroeconomic risk arises from the uncertainty as to whether the President will be able to remain in power for the entire period of government, due to errors in the constitution of the political party of which he is a member. Decisions contrary to the President could trigger large-scale social mobilizations that could have a profound impact on the functioning of the country's economy during the first part of 2024, implying a greater risk.

Meanwhile, Panama is mainly facing the risk of a sudden stoppage of the operation of the Cobre Panama mine, due to disputes over the contract between the government and the management company. This will have a strong impact on the country's external balance, as copper is the main export commodity, and on fiscal revenues, in a context of a cut in Panama's risk rating by some agencies, due to doubts about the expected fiscal management for the coming years. In addition, the effects of the "El Niño" climate phenomenon will continue to be relevant for the operation of the Panama Canal during the first half of 2024, after a second half of 2023 in which it began operating with some restrictions.

Finally, no new events of relevance to the macroeconomic situation have materialized in El Salvador. The country continues to face the challenge of not being able to access the international financial market as a source of resources. Likewise, the relationship with the International Monetary Fund continues to be not very fluid. The great challenge for the short and medium term will continue to be fiscal management, while the outlook for 2024 will be determined by the presidential elections in which Nayib Bukele was reelected.

Thus, considering the different macroeconomic scenarios in the models for calculating provisions, Grupo Bancolombia maintains its active management of credit risk and performs a constant analysis and sectorial monitoring of the identification of potentially affected customers. This is done by periodically reviewing, in the different forums, the evolution of the individual situation of the customers, and granting alternatives that allow accompanying them in the development of their businesses and the management of the aforementioned context.

b.Cyber and Information Security

Grupo Bancolombia is based on the pillars of information security, confidentiality, integrity and availability, seeking to ensure their applicability through the three-line model, which includes a synchronized process for managing operational, technological and cybersecurity risks.

The management of these risks includes, among others, the analysis of those situations potentially related to the technological infrastructure, the access or use of technology that affects the development of business processes or the entity's risk management, and the assessment of the impact generated for the Organization by adverse events on the security attributes of information assets in cyberspace.

In 2023, we made progress in securing and improving the control environment for all elements of the business that support technology, cybersecurity, business operations, and supplier, risk and audit management.

c. Model Risk

Analytical models are tools that help Grupo Bancolombia manage financial risks and other processes in an objective, automated and efficient manner. However, these models may also fail or not reflect reality, which is known as model risk.

Model risk arises when the analytical models used to measure, value or manage financial risks are not appropriate, accurate or reliable. This risk may adversely affect the Bank, causing economic losses, reputational damage or non-compliance with internal or external limits.

Grupo Bancolombia uses internal models to quantify and manage credit risk, market risk, operating risk, liquidity risk and other organizational processes. In order to control the risk of using analytical models, it has a model risk management framework that covers the identification, classification, development, independent validation, approval, performance monitoring and auditing of models. This framework is aligned with regulatory and supervisory requirements.

In addition, Grupo Bancolombia has an independent risk management model validation area, which is responsible for verifying the design, implementation, operation and updating of the models, following minimum development standards and best practices. This team applies consistent and rigorous criteria and methodologies to verify the models. The results and conclusions of these activities are reported periodically to the Technical Risk Committee.

Finally, we recognize that models have limitations, uncertainties and assumptions, and may have errors or biases. Therefore, we evaluate the impacts of using them in different processes, and action plans are established to mitigate this risk.

d.ESG Risk

During 2023, Grupo Bancolombia strengthened its commitment to ESG risks and climate change, making progress in their management. Through the issuance of the ESG Risk Circular, the management of these risks was standardized at the corporate level and guidelines and criteria were established for the identification, evaluation and management of environmental, social and governance risks associated with Grupo Bancolombia's operations and activities.

The ESG Risk Circular consists of three main chapters:

1.Environmental and Social Risk Analysis - ESRA.

2.Controversial Issues in Business.

3.Industries susceptible to Climate Change.

In a complementary manner and within this management, Grupo Bancolombia designed a management framework for environmental risks, including climate risks (A), social risks (S) and governance risks (G). Each of these frameworks establishes a governance scheme leveraged on a structure that accompanies the organization's strategy and sustainability purpose.

This strategy frames risk management in financing, through the Environmental and Social Risk Analysis (ESRA) and studies for the identification, prioritization and attention to Physical and Transition Risks associated with Climate Change, both in financing and fixed assets. We also take into account the risks associated with the supply chain and third-party risks, as well as those related to guarantees and dations in payment.

In line with the Grupo Bancolombia's commitment to climate change, we manage physical and transition risks through the identification and prioritization of economic sectors that generate high levels of greenhouse gases, seeking to accompany clients in their transition to renewable energies.

Strategies definition

Exposure measurement

Vulnerability assessment

Prioritization due to climatic conditions

During 2023, we prioritized those sectors that are vulnerable to physical and transitional risks across our subsidiaries, adopting an approach that addresses the needs of geographies and the varying impacts that climate change has on each.

Based on this prioritization, Grupo Bancolombia has implemented an objective model for the management of physical risks linked to climate change. This model facilitates large-scale assessments for our clients, thus enabling the definition of mitigation and adaptation strategies for a larger number of clients and increasing the coverage of the analyses performed.

Regarding transition risk management, we initiated a process to improve the existing methodology in Grupo Bancolombia. The objective is to obtain results comparable to those obtained in the physical risk assessment model.

In order to manage the physical risk of the Grupo Bancolombia's facilities, we analyzed the different climatic vulnerabilities according to their geographic location and, in this way, we implemented strategies that preserve the operational continuity of processes, products and channels.

In addition to the declared management, we periodically monitored the following risk categories present in the aforementioned management frameworks. This follow-up allows us to measure the impact at the business level and develop prevention mechanisms to minimize it, through training, process improvement, monitoring and verification of procedures with clients and operations that guarantee the adequate execution and application of our internal policies.

These risk categories are:

Business Conduct Codes: relationship or linkage of employees or third parties with any corruption scandal, bribery or anti-competitive practices.

Sustainable Finance: income foregone as a result of a decrease in loan placement due to the migration of potential clients to other financial institutions that have a more attractive offer or strategy in ESG terms.

Decarbonization and Climate Strategy: impacts on the operation, portfolio and portfolio due to events that favor climate change.

Industries critical to climate change: during 2023, we developed a dashboard to monitor the portfolio of GHG-intensive industries declared in the ESG Risk Circular.

Human capital development and talent retention and attraction: inefficiencies in human management practices and policies related to hiring, performance evaluation, incentives, etc. of employees.

Financial Inclusion: income foregone due to the non-placement of products for citizens who are not yet banked.

Biodiversity: Grupo Bancolombia has initiated a thorough study of the risks associated with biodiversity, particularly those defined by the Taskforce on Nature-related Financial Disclosures (TNFD), in order to begin the proper management of these risks and their inclusion within the aforementioned frameworks.

The Bank designs strategies to mitigate each of these risks, improving their social and environmental impact.

e.Internal and External Fraud

The financial sector is particularly susceptible to different types of fraud, since its activity involves the execution of multiple processes aimed at ensuring that customers and users can carry out monetary transactions.

In order to identify fraud risks, Grupo Bancolombia uses methodologies for the analysis of operating risk, which allow it to monitor the processes, products and channels through which services are provided to customers and users of each of the entities that make up the Organization.

By 2023, we evidenced an increase in external fraud cases associated with social engineering, which impacted the banking ecosystem. In order to mitigate the occurrence of these events, we implemented controls and culture campaigns on the safe use of products and channels.

The Grupo Bancolombia's management of these risks involved establishing controls, closing gaps, monitoring internal processes and employee behavior. All this is done in order to mitigate the materialization of internal fraud. With regard to customers and users, we developed strategies for authentication, identity validation, transactional monitoring, culture and education on the secure use of the different products and channels, with which Grupo Bancolombia seeks to mitigate fraud in its different modalities.

f.AML/ATF and Corruption

The risks of money laundering, financing of terrorism and corruption refer to the possibility of loss or damage that the Organization may suffer due to its propensity to be used directly, or through its operations, as an instrument for criminal purposes or for the concealment of assets derived from illicit activities.

Grupo Bancolombia, acting consistently with its purpose of promoting sustainable development for the well-being of all, is committed to the prevention and mitigation of AML/ATF risk and corruption. In this sense, the Organization is constantly working on the evolution of methodologies, models and tools for the identification, measurement, control and monitoring of these risks, in line with the Grupo Bancolombia's internal and external context.

The following are the main initiatives that we carried out in 2023, with the aim of ensuring an adequate management and control environment against AML/ATF risks and corruption:

●	Implementation of AML/ATF risk matrices for Bancolombia, Valores Bancolombia, Fiduciaria Bancolombia and Bancolombia Investment Banking.
●	Execution, maintenance or evolution of regulatory scores, including high-risk customers, suppliers, charges and SCOVIC; and adoption of other important scores, such as those of international jurisdictions, national jurisdictions, remittance companies and correspondent banks.

●	Together with the SFC, analysis of the internal and external environment and understanding of new types of crime, including smuggling through distortion of imports and exports, risks in the real estate and notary sector.
●	Evolution of foreign trade processes, in order to adequately manage the AML/ATF risks associated with this type of operations.
●	Modification of the processes of linking and updating clients for the collection of information on Politically Exposed Persons (PEPs) and their related parties, as well as the final beneficiaries of legal entities and unincorporated structures.
●	Creation of an interdisciplinary "Working Group" to implement the cash limit policy for withdrawals per customer. This is done considering that cash continues to be a frequently used payment instrument by customers and users.

In addition, Grupo Bancolombia has been working on the process of identifying and updating the threats and vulnerabilities associated with the materialization of AML/ATF and corruption risks. With this, we seek to implement controls that mitigate these risks from different fronts (customers, channels, products, employees and jurisdictions) and to carry out constant monitoring that allows us to recognize emerging risks.

Regulatory and legal uncertainty and political instability

Both in Colombia and in the jurisdictions in which the Bank operates, banking regulations, and/or their interpretation by official authorities, have a material effect on the Bank's business and operations. Banking regulations can change frequently, which may have an adverse effect on the Bank's business.

In August 2022, Colombia transitioned to a new government with a political agenda that could affect the financial sector and impact capital-intensive industries. In addition, the increasing trend of raising financial consumer protection standards by regulatory authorities and high courts could result in additional operating costs and reduced bank revenues.

Although the Colombian government's flagship projects (health care, pension and labor reforms) continue to go through Congress, the main risks for the financial sector could derive from provisions adopted by other entities, as would be the case of a possible intervention in interest rates or fees.  The foregoing could limit the ability of the Organization's activities to manage credit risks.

In this line, it should be noted that the SFC has submitted to public consultation the regulation related to the implementation of the regime for the internal assessment process of capital adequacy and liquidity and regulations regarding stress tests.  The Bank could face a potential financial impact in the event of a misalignment between the regulations issued by the SFC and the Basel Committee on Banking Supervision standards, as this could result in higher capital adequacy and liquidity requirements at the system level.

g.Operational resilience, business continuity and technology failures

Given the constant evolution of the Grupo Bancolombia's businesses, services and processes, and the objective of being aligned with the evolution of the market, the Organization is exposed to situations that may affect the provision of services to customers or users, whether due to failures in processes, technology or situations generated by suppliers.

Grupo Bancolombia identifies its risks and determines the probability of an adverse situation materializing in each of its processes, channels, products, suppliers and services, which may result in affecting their availability. Based on these analyses, we design strategies to prevent or minimize the negative impact. As part of this approach, we identify the organization's critical processes to implement contingency measures, business continuity and disaster recovery plans that allow operations to continue and ensure that customers are not affected.

During 2023, we designed new crisis protocols that guarantee business continuity in the face of adverse situations, for which more than 90% of the cases designed for this purpose were tested.

h.Third Party Risk

During 2023, Grupo Bancolombia guaranteed third-party risk management, based on the identification of those critical suppliers for the Organization that, according to the service they provide, may generate a situation that may negatively impact the provision of services and/or the offering of products to its customers or users. We did this with the objective of generating mitigation plans.

For the analysis of these third parties, we have integrated multidisciplinary teams, made up of members from different areas of the organization such as sustainability, personal data protection, cybersecurity, talent and culture, business continuity, operating risk, among others. The objective is to understand the third party's management life cycle in its entirety and to guarantee that during the time of a contractual relationship with the third party, all events that may affect the Grupo Bancolombia entities are monitored and managed appropriately.

i.Human Resources Risk

Creativity and innovation, change flexibility and adaptability are required attributes for business performance. Technological advances and digital positioning create challenges related to strategies and business models for product development and service delivery. Specialized knowledge is required in areas related to data analytics, quantification and information security.

To evaluate the degree of exposure or possibilities of risk materialization, the Vice-Presidency of Human Resources has defined strategic and predictive indicators to periodically measure and monitor key aspects in the strategic management of talent in the organization. Among these key aspects are: (i) Talent loyalty: employee turnover, attraction and development; (ii) Movimiento B and Líder B: evolution and adoption of cultural traits and leaders' responsibilities; and (iii) Employee well-being: employees' perception of their harmony between personal, social and work life.

Additionally, indicators that reflect the management and identification of possible gaps in terms of talent risk are periodically considered, detailing employee turnover (discriminated by talent pool), performance appraisal, average salary per position level, learning curve, and seniority (reflecting job stability).

In order to respond to the challenges and trends of the current scenario, the Bank manages talent risk through the design of strategies that enable the culture and welfare that attracts, develops and retains talent to achieve the expected results, seeking to ensure a profitable and sustainable operation over time.

In line with this, the Bank's strategic objectives include talent management, and the teams in charge of managing this risk seek to develop safe work environments, attract talent, implement loyalty strategies (professional development and incentives) and strengthen labor relations. We are convinced that an adequate management of talent has an impact on the development of new products and services and allows the organization to achieve competitive advantages. For more information on these strategies, please refer to the Chapter "Developing Culture and Talent for Competitiveness".

j. Inadequate response to market changes

Grupo Bancolombia operates in a highly competitive environment and senior management anticipates increased competition in the jurisdictions in which it operates.

One of the main reasons for this has been the intensification of mergers and acquisitions in the financial services sector, which has generated larger, better capitalized and more geographically diversified companies, which in turn are able to offer a wider range of financial products and services at more competitive prices.

Likewise, the expansion of fintech and other digital native players may represent a competitive risk as some of them have outstanding technological capabilities that give them flexibility and speed for the development of new financial and non-financial solutions. Similarly, unregulated financial intermediaries (known as "shadow banking system"), which serve an unbanked or underbanked population group, should also be permanently monitored.

The ability of the different entities that make up Grupo Bancolombia to maintain their competitive position depends mainly on (i) their ability to meet the needs of new customers through the development of new products and services, (ii) the ability to deepen their current customer base through cross-selling and offering more tailored services (iii) the ability to continue with the digital and technological transformation to support growth and (iv) the ability to attract and retain human talent with the skills and knowledge that enable the development of its strategy.  Failure to properly implement these focuses could negatively affect the business.

Finally, the Organization's efforts to offer new products and services may not be successful if product or market opportunities develop more slowly than expected or if the profitability of opportunities is affected by competitive pressures.

In order to respond to the challenges posed by a dynamic and challenging competitive environment, and to the imperative need to continue evolving its business model and technological capabilities, Grupo Bancolombia has set the following priorities within its strategy:

●	To evolve the Personas App into a Super App.
●	To evolve the Sucursal Virtual Personas and Sucursal Virtual Negocios.
●	To increase the portfolio of functionalities of the business channels in the Business Connections.
●	To evolve the content site and digital sales.
●	To evolve the Bancolombia A La Mano App.
●	To develop "Hyperpersonalization" as a way to deepen customer loyalty.
●	To develop the Banking as a Service (BaaS) business model, transforming the required transversal capabilities at the business, technology, experience, process and commercial levels.

●	Open Data: enable the processes, technology and governance to develop Grupo Bancolombia's information marketing strategy.
●	To modernize technological applications leveraged in the migration to the cloud.
●	To evolve the platform and technological architecture, through the creation of pre-built devices that enable the development of business bets.
●	To redesign the authentication and monitoring model.
●	To implement a strategy for the adoption of capabilities based on Generative Artificial Intelligence.
●	To evolve the integration practices used in Grupo Bancolombia (Event Driven Architecture, APIs and Files).

Capital Management

Profitability and sustainable growth are fundamental premises of Grupo Bancolombia's risk-based capital management. For this reason, we have developed policies, procedures and methodologies to make decisions based on the risk-return relationship of each of the operations carried out in our business development. Thus, our risk assessment is present from the definition of prices, through profitability measurements, to our employees' variable remuneration.

Our management of allocated capital seeks to guarantee coverage of unexpected losses from the different types of risks to which the balance sheet is exposed, constantly monitoring and managing allocated capital in contrast with regulatory methodologies, for each Grupo Bancolombia entity.

From a regulatory standpoint, Grupo Bancolombia calculates its capital requirements in accordance with Decree 2555 of 2010 and Chapter 13-16 of the Basic Accounting and Financial Circular, which is aligned with the Basel III standard model. During 2023, Grupo Bancolombia maintained basic solvency levels above 9.5%, higher than the regulatory minimum including buffers, which stands at 6%.

The capital requirements include the local systemic importance buffer that Grupo Bancolombia must comply with, corresponding to 1% of the risk-weighted assets, covered with the best quality capital (Basic Ordinary Equity or Tier 1). At the local level, Bancolombia is the most important entity in the financial system, according to the calculations made by the SFC; however, at the international level, we are not part of the list of entities with global systemic importance (G-SIB).

Environmental and Social Risk Analysis

In Grupo Bancolombia we are committed to sustainability in our processes and products, so we adhere to the following agreements: the Equator Principles of the World Bank, the United Nations Environment Programme Finance Initiative (UNEP-FI), the Dow Jones Sustainability Index, the Partnership for Carbon Accounting Financials (PCAF), who integrates the standards defined by the International Finance Corporation (IFC) and others that may be applicable. With the above, we seek to promote sustainable economic development and contribute, as a financial stakeholder, in the mitigation of the effects of climate change, promoting mitigation actions with support decisions in the financing of industries that are intensive in greenhouse gas emissions.

Regarding Environmental and Social Risk Analysis, Bancolombia manages its internal processes and policies aligned with the fourth version of the Equator Principles and its entire application framework. These policies include the description of those activities that require Environmental and Social Risk Analysis, environmental risk studies for the receipt of guarantees, dations in payment and assets delivered via leasing, preventing risks associated with environmental liabilities in real estate where activities sensitive to environmental impacts are developed.

The Analysis includes the evaluation of Physical risks and Transition risks associated with Climate Change, Biodiversity, Human Rights, both in project finance and ordinary operations, corporate loans, bridge loans and financial advisory services, in the business units of Corporate Banking, Business Banking, SME Banking, Investment Banking and Leasing operations.

The criteria and parameters for risk categorization and the structuring of environmental and social covenants are applied for each analysis using the tools generated by the Equator Principles and the IFC Performance Standards, adjusted to the needs of the local regulations, the countries and the region.

2023 Management

During the year, in the four banks that make up Grupo Bancolombia, 130 credit transactions were evaluated through the Socio-environmental Risk Analysis process, covering a total portfolio of USD 3,287,572,923, distributed in the Corporate, Business and SME segments.

Specifically, the amounts covered are distributed as follows: Bancolombia, USD 2,760,260,867; Banistmo, USD 106,123,056; BAM USD 142,209,000 and Bancoagrícola, USD 278,980,000.

Corporate Management

During 2023, the Corporate ESG Risk Circular was consolidated and implemented. This includes, among other aspects, the management and corporate governance model of the Environmental and Social Risk Analysis process, which applies the criteria of the fourth version of the Equator Principles. This Circular determines the criteria and standards that must be validated in each of the countries through local socio-environmental risk analysis circulars, adjusted to the dynamics and regulations of each region.

Likewise, and in accordance with the provisions of the Circular, the controls required at each step of the process are currently defined in order to ensure that the teams involved carry out their corresponding activities in an orderly and timely manner.

As part of the analysis process, we consolidated the tool that integrates the evaluation of environmental and social risks transversally to the four banks that make up Grupo Bancolombia, which allows us to follow up and monitor each credit transaction, its result, risk level, economic sector, segment, among others. This tool is managed by corporate governance and applied by each subsidiary. With the application of the tool, we also seek to improve the efficiency of the process, reducing the time of risk analysis, with the objective of increasing the client base to be evaluated.

Therefore, we maintain risk analyses associated with climate change in projects that have the potential to generate significant greenhouse gas emissions and we inquire about the result of the calculation of their annual carbon footprint. Likewise, we consult on climate mitigation and adaptation measures and the compensation measures defined for their control.

ESRA to Project Finance

Statistics on Project Finance and corporate loans linked to projects

Among the 130 transactions evaluated in Grupo Bancolombia with favorable results during 2023, 13 correspond to Project Finance or corporate loans linked to projects developed in Colombia, Guatemala and El Salvador (Latin America) and of which the following report is made:

SECTOR AND PROJECT	CATEGORY	ANALYSIS DATE	COUNTRY	REVIEW
				Third party	Internal
ENERGY
Construction and operation of a photovoltaic power plant	B	05/18/2023	Colombia	G-ADVISORY
Construction and operation of a photovoltaic power plant	B	06/23/2023	El Salvador		.
Construction and operation of a photovoltaic power plant	B	10/30/2023	El Salvador		.
Construction and operation of a photovoltaic power plant	B	12/29/2023	El Salvador		.
INFRASTRUCTURE
Installation and operation of communication towers	B	01/11/2023	Colombia		.
Installation and operation of communication towers	B	01/17/2023	Colombia		.
Construction and operation of road infrastructure	.	02/27/2023	Colombia	ARUP
Road construction, operation and maintenance*	.	08/24/2023	Colombia	ARUP
AGRIBUSINESS
Construction and operation of a palm oil extraction plant	B	09/22/2023	Guatemala		.
OIL AND GAS
Fuel storage terminal	B	09/25/2023	El Salvador		.
CONSTRUCTION AND REAL ESTATE
Construction and operation of a Logistics Center	B	02/17/2023	Colombia		.
Construction of warehouses	B	04/17/2023	Guatemala		.
Construction and expansion of a shopping center	B	08/10/2023	Guatemala		.

* Business loan. Previously also evaluated as a project

To learn more about ESRA and the corporate balance sheet in each of the subsidiaries, please visit:

https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/9f48e573-5a42-49ef-bb7e-8138b64ef609/Informe_Anual_de_Gesti%C3%B3n_ARAS_2022.pdf?MOD=AJPERES&CVID=oxOoDuo

III.	WELL-BEING FOR ALL

The well-being of all is the main objective we seek at Bancolombia when we work to promote sustainable development through three main fronts: strengthening the productive fabric of the countries in which we operate, building sustainable cities and communities, and deepening financial inclusion.

Our actions are not isolated: we are aligned with a global agenda that seeks to meet the United Nations Sustainable Development Goals (SDGs). These goals aim to promote well-being, protect the planet and improve the quality of life for all people.

To achieve the Sustainable Development Goals (SDGs), it is critical for the financial sector to make a strong commitment. Recognizing the interconnectedness between these goals and how impacting one can affect the others; we have identified seven areas where we can have greater influence through our strategy:

Promoting financial inclusion	NO POVERTY	Through our inclusion initiatives, we bring financial services to underprivileged sectors in order to generate financial well-being and improve their quality of life.
QUALITY EDUCATION

We generate knowledge and support strategies for our clients, employees and the community in general to make better financial decisions.

We provide educational loans so that more people can access quality education.

From our Fundación (Foundation) we provide higher education scholarships to rural youth from vulnerable populations so that they can fulfill their dream of studying and becoming professionals who will transform their territories.

GENDER EQUALITY

We continue with our Diversity, Equity and Inclusion strategy, in which we work for gender equity covering female employees, suppliers, investors, customers and the community in general.

We have made progress in the formalization and structure of this strategy, integrating the Bancolombia Diversa project (gender identity and sexual orientation) under the same focus, and updating the governance model.

Strengthening the production network

DECENT WORK AND ECONOMIC GROWTH

We finance SMEs and entrepreneurs and accompany them in their growth so that their productivity and employment generation increase and have a positive impact on the economy.

We are committed to agriculture and rural areas with a value proposition that boosts the growth of this economic sector.

We generate quality employment directly and indirectly through our value chain.

INDUSTRY, INNOVATION AND INFRASTRUCTURE

We contribute to the technological reconversion of our industries, helping them to become more productive and efficient.

We promote sustainable industrialization through our sustainable credit line that supports companies seeking to increase their positive impact on the environment and society.

We support major infrastructure works to build a better country.

Building more sustainable cities and communities	SUSTAINABLE CITIES AND COMMUNITIES	We support access to housing through innovative solutions that go beyond financing. We promote sustainable mobility from financial and non-financial solutions aligned with market trends.
CLIMATE ACTION

Climate change is at the core of our strategy; therefore, we have a zero net emissions strategy and support our clients in reducing their impact through a comprehensive financial and non-financial product offer.

As Grupo Bancolombia we have the ambition to mobilize resources for initiatives aimed at materializing our purpose and contributing to the SDGs through our financial activity.

In Colombia, we are committed to mobilizing at least COP 500,000,000 million through financial services by 2030, which will be oriented towards various issues, mainly the strengthening of agriculture, SMEs, technological reconversion of companies, low-carbon mobility, access to housing, decarbonization of the economy, financial inclusion and women's entrepreneurship.

In 2023 alone, we disbursed COP 37,900,000 million which represents 24.1% of our ambition.

In Panama, we have a commitment to mobilize USD 17,342 million by 2030, and at the end of 2023 disbursements amounted to USD 1,664.29 million, representing 64% of all Banistmo disbursements. We allocated USD 1,227.9 million to strengthening the production network, USD 276.4 million to sustainable cities and communities, and USD 159.9 million to financial inclusion.

In Guatemala, through Bam, our ambition amounts to USD 8,176.6 million and in 2023 we surpassed the goal set for the year, with an accumulated USD 1,632.42 million in disbursements. We granted USD 1.160 million to strengthen the production network, USD 371 million to sustainable cities and communities, and USD 102 million to financial inclusion.

In El Salvador, Bancoagrícola's ambition is USD 18,126.6 million, and between 2021 and 2023 we have mobilized at least USD 5,033.1 million, which represents an advance of 28%. In 2023 we disbursed USD 1,344.15 million on the three fronts of the purpose, of which USD 806.35 million were aimed at strengthening the production network, USD 102.18 million for sustainable cities and communities, and USD 435.61 million for financial inclusion.

Details of our business ambitions aligned with the Sustainable Development Goals can be found here:

https://www.bancolombia.com/wps/wcm/connect/b7b07ab2-95f1-4369-b579-6f5e4608f089/nuestras+ambiciones+de+negocio+alineadas+con+los+ODS%281%29.pdf?MOD=AJPERES&CVID=ntg22fX

Strengthening the Production Network

Well-being in an economy is achieved when the financial sector drives initiatives that generate, on the one hand, growth, diversification, employment and opportunities for all its inhabitants, and, on the other hand, are environmentally and socially responsible.

At Grupo Bancolombia we are proud to be the ally of more than 19 million people, more than 710,000 SMEs and companies in Colombia and Central America, as well as more than 2 million independent workers, who together are the ones who drive the economy of our countries.

We support all of them with the financial services they need according to their activities, productive cycle and particular needs, understanding the conditions of each sector and the economies in which we operate.

SMEs as a Driving Force of the Economy

Strengthening SMEs is a direct boost to the dynamism of our countries' economies. An example of this is Colombia, where these companies account for around 80% of employment and 40% of GDP.

Understanding this reality, at Grupo Bancolombia we have focused on approaching these companies so that they can access solutions that allow them to leverage their businesses, with a value proposition that facilitates the management of their activities from the beginning to the end.

We evolved our customer service models by leveraging our physical and digital solutions. From our network of offices, they will be able to find solutions that allow them to increase their sales, such as QR and Wompi, the possibility of accessing the services they need in just one call, and an offer of banking solutions as a service, so that they can offer the financial services they require to their customers, such as the digital wallet and Compra y Paga después (Buy and Pay Later).

In 2023 we granted more than COP 16,208,000 million to SMEs operating in Colombia through the loans they need for working capital and investment. Meanwhile, in Central America we provided credit support to more than 4,504 SMEs with disbursements of USD 477 million.

We also supported SMEs and companies in the financing of assets through Financial Leasing and Operating Leasing for more than COP 2,048,000 million, which also include energy renovation solutions and assets with energy efficiencies that contribute to the environment.

In a complex economic environment, we actively accompany SME clients and companies in good standing or with low levels of delinquency, with strategies to alleviate their cash flows to avoid a possible deterioration, with solutions for operations for more than COP 202,000 million.

In addition, we want to recognize SMEs that implement good practices in ESG issues, so we are bringing the benefits of sustainable financing closer to this segment through increased training to our commercial force, and by strengthening relationships with trades and chambers of commerce in the country.

In Guatemala, SMEs are also a priority. In the last year we disbursed more than USD 94 million in credit to this segment and, as part of these operations, we supported SMEs with female leadership with more than 220 credits representing USD 12.7 million disbursed.

As part of this, we created two new specialized and exclusive financing products to meet the needs of micro, small and medium-size companies in the commercial sector. With this initiative we have not only been able to deepen our current clients and attract new ones, but we have also achieved USD 1.12 million in placements and reduced the credit process by 33 days.

Meanwhile, through Bancoagrícola in El Salvador, we supported SMEs, agroindustrial companies and exporters with disbursements of more than USD 704.5 million, which have been key to strengthening the country's production network.

In addition, we exceeded 2 million independent customers in Colombia, with whom we have worked to understand their needs in a comprehensive manner in order to strengthen our offerings for them. In 2023, we supported them with more than COP 4,320,057 million in credits. Likewise, more than 44,000 customers have savings and investment products such as CDs and virtual investments: 61% more than a year ago.

As an organization we worked with 24,793 suppliers, to whom we paid COP 7,300,000 million in 2023 with an average payment period of 15 days. With this we build society and contribute to the production network of the country.  In addition, we have supported 217 suppliers with the Integrated Supplier Risk Management Model, articulating Cybersecurity, Operational Risk, Personal Data Protection and SOX capabilities.

The Allies of Agriculture

In order to continue supporting the countryside so that it becomes a scenario of greater development opportunities for the country and its inhabitants, at Bancolombia we are expanding our offer to this sector, where we have more than 243,500 clients.

In 2023 we disbursed COP 10,500,000 million in loans for a wide range of sectors such as livestock, coffee, poultry, avocado, rice, flowers, among many others. This represents an increase of 20% compared to 2022, where loans to small producers grew 54%. In this line, we remain Finagro's main underwriter, with a 30% share.

This has been possible thanks to a range of credit options that can be adapted in terms of amount, terms and frequency of payment, including its own credit lines, credits with Finagro benefits, revolving quotas for short-term needs such as the purchase of inputs, payment of labor, among others, and even a specific credit card for this sector.  More recently, we implemented a pilot to provide free parametric agricultural insurance to 1,000 clients with credits already disbursed.

Last year we launched the integrator credit, which allows businesses that are part of the value chain of large companies to have faster access to the resources of their accounts receivable, while large agribusiness companies obtain better financing conditions (on average 200 basis points less than in a traditional credit) in a very important item of their liabilities. At year-end, COP 130,000 million was disbursed to support more than 2,300 small and medium-sized producers.

With our Productive Linkages strategy, we are able to use the information provided by medium and large companies (pivots) to approach small businesses that are part of their production chains so that they can access savings and credit products. In agriculture, today we have 83 pivots with disbursements of COP 93,000 million.

In line with Colombia's environmental commitments and the challenges faced by the agricultural sector, which is responsible for 21.6% of greenhouse gas emissions, we have a Agro-Sustainable and Sustainable Livestock financing portfolio. This portfolio is designed to accompany companies in their transition to sustainability, reducing their emissions, adapting to the impacts of climate change and increasing productivity through more efficient land use and the conservation of non-agricultural areas.

The Agro-Sustainable line applies to independent clients and companies in all links of the agricultural value chain (producers, processors, marketers, support services and rural activities),

which today meet the profile to access financing on Finagro terms and seek to implement investments with a positive environmental impact, framed within the policies established by the bank. This financing has lines for working capital for companies with environmental and agro-sustainability seals endorsed by the bank. In 2023 we disbursed COP 331,211 million.

The Sustainable Livestock line leverages livestock systems that implement environmentally friendly practices, respecting forest areas, water bodies, among other investments that generate productivity efficiencies such as: increase in the animal load per hectare, optimization of pasture rotation times, increase in the number of trees per hectare, among other indicators. In 2023 we financed projects for COP 7,714.3 million for the development of sustainable livestock investments that generated positive environmental impacts such as: 6,850 hectares for sustainable livestock, establishment of 410 dispersed trees and live fences, establishment of 30 hectares in silvopastoral systems, 17 kilometers in livestock aqueducts, 125 hectares in forage banks and the release of 20 hectares for conservation.

With support from the Partnerships For Forests (P4F) program, we designed the Technical Assistance Manual for sustainable livestock. We continue to maintain the agreements with Fedegán and GANSO as allies for the provision of the technical assistance services required. We also began integrating the criteria for monitoring deforestation and respect for the agricultural frontier into the monitoring process for sustainable livestock credits.

More mechanisms to access assets

We consolidated our Rental and Use portfolio with real estate valued at COP 1,630,000 million, of which COP 387,000 million are sustainable assets.

In addition, in technology leasing contracts, we mobilized business for COP 220,000 million, 37% more than a year ago, which maintains us as the most relevant player in the market for leasing this type of assets.

In addition, we made Bancolombia the first bank in the country to finance real estate assets through trust rights under financial leasing, with the closing of three deals worth COP 89,000 million.

Sustainable Financing (GRI FS8)

With sustainable financing we confirmed our commitment to encourage and promote the implementation of ESG (Environmental, Social, Governance) criteria in our clients and to generate a greater impact on our portfolio with differentiated products.

The objectives of sustainable financing are: i) that the projects generate efficiencies for our clients, allowing them to use fewer resources and improving their operating model, and ii) to generate a quantifiable environmental benefit.

We do this through sustainable lines, which offer our clients better rates for the development of investment projects in assets and for working capital needs, with the objective of promoting the use of clean technologies, renewable energies, application of circular economy, efficient use of energy, clean fuels, reduction of waste, emissions and spills, sustainable construction, projects related to blue economy, among others. The business lines through which we finance these focuses are banking (ordinary portfolio) and leasing.

Sustainable line for companies certified as sustainable

Sustainability permeates all of a company's operations, which is why we promote a line that accompanies the financing needs through working capital for companies that meet the framework and criteria of the highest standards of sustainability certifications at a global and national level.

The sustainable seals endorsed include certifications for agricultural companies, comprehensive certifications such as Certified B Companies, High Impact Entrepreneurships (HIEs) classified as sustainable, companies committed to gender equity (Equipares Seal). We currently have a list of 21 sustainable certifications in different sectors accepted for the use of the sustainable line for the working capital focus.

Diamond Level

High Performing and Certified Level

Preferred and Strategic Supplier Level

Marketers

Producers and processors

Silver and gold

Livestock

Committed and responsible

Essence and excellence

In 2023 we incorporated these new seals:

•	Aquaculture Stewardship Council- ACS International
•	Leather Working Group
•	Icontec's Sustainability Seal, essence and excellence levels
•	Porkcolombia
•	Sustainable Palm Oil
•	Diamond level Sustainability Seal for Poultry

Through this line we have financed COP 186,625 million in legal currency and USD 117 million in foreign currency.

This is how we contribute to the country's environmental goal from the Línea Sostenible (Sustainable Line) financing with the 2023 disbursements

Savings	Amount	Unit
Electrical energy saved	22,262,282	MWh/year
Renewable energy generation (PCH - Photovoltaic)	143,853	MWh/year
Power generation from biowaste and agro-industrial waste	1.1	MWh/year

Water saved	385,256	m3/year
Treated water	8,687,261	m3/year
Recirculated water	166,831	m3/year
CO2 emissions avoided	282,321,455	CO2 tons/year
Recycled waste	413,542	Tons/year
Waste avoided	93,793	Tons/year
Sustainable built area	814,296	m2

In total, in 2023 we disbursed COP 4,761,046 million in legal currency and USD 117 million in foreign currency, which materialize projects in different economic sectors to fulfill our purpose as an organization.

For High Impact Entrepreneurs (HIEs) that have a relevant contribution to the achievement of the SDG goals through the development of their social purpose and the products and services they offer to the market, we achieved placements for COP 10,000 million.

In the support we provide to entrepreneurs, we emphasize women entrepreneurs, and together with the Department of Equity and Inclusion, we participate in the business rounds of Emprender Mujer, where we listen to the different proposals of women entrepreneurs to identify how we can support their business ideas and give them feedback on their business models.

For clients in the Government segment, we have a special focus that allows us to analyze projects related to the development plans of municipalities and territorial entities, promoting the implementation of sustainability criteria in public works. We closed 2023 with sustainable disbursements of COP 28,767 million, representing 7% of total placements in this segment.

Credit Tied to Sustainable Indicators

It supports companies that are taking action in their transition to a low-carbon economy, incorporating sustainability into their strategy and seeking to achieve better standards. To the extent that they demonstrate compliance with ESG objectives established at the beginning of the operation, they will be eligible for an improvement in the interest rate of the credit.

In addition to this, the credit seeks to encourage companies to set challenging goals that are relevant to their sector, aligned with international standards and verifiable by an expert third party, and that are measured periodically to verify compliance with the work plan.

In 2023 this exercise allowed us to strengthen the relationship with different clients by socializing their performance and proposing good practices that can be implemented according to an international framework that promotes best practices in each ESG component, using the materiality of each company as the main input.

Since the creation of this line, we have disbursed COP 2,600,000 million in 8 operations.

Sustainable Line in Foreign Currency

We developed this proposal aimed at companies whose operations are in dollars, with the objective of recognizing sustainable practices in agriculture and other sectors, such as international trade, through the rate. With this foreign currency line, we support them in financing their production chains, various working capital needs and sustainable projects. In 2023, we disbursed USD 117 million in 82 operations.

In addition to our own Sustainable Financing products, we promote special rediscount credit lines for special periods and subject to the availability of resources, which also reflect investments in efficiency and environmental benefits:

In COP		2022	2023
Own resources	Sustainable Line (Housing Leasing)	372,014,392,342	37,737,287,985 (housing leasing disbursements)
	Leasing, Rental and Use	62,000,000,000	4,147,329,101.
	Sufi Third-party channels (Electric mobility)	246,380,000,000	350,469,168,875
Local Development Banks	Rediscount (Bancóldex, Findeter, Finagro) Bank and Leasing	3,146,319,672	34,000,000,000

Sustainable Cities and Communities

Access to Decent Housing

In the midst of a complex year for the real estate and construction sector, we assisted more than 37,000 people with new loans for home ownership, with disbursements of more than COP 4,700,000 million, which increased the portfolio balance in this segment by 8.9%, reaching COP 26,780,000 million. Thus, we have already helped more than 255,000 households to purchase a home.

Under the sustainable line for the purchase of housing, with which we offer better financing rates for projects that are part of certified constructions and are financed by Bancolombia, we disbursed more than COP 1,200,000 million, benefiting 1,980 people.

In 2023 we developed the Tasa Techo (Ceiling Rate) strategy, with which we accompany Public Housing homebuyers and the sector with a maximum annual effective rate of 14%, in times of high volatility and uncertainty in rates. With this, we have supported more than 3,132 families with disbursements of COP 237,736 million.

We also channeled more than 15,000 Mi Casa Ya subsidies to 6,556 families, achieving a 30% share of the total.

Another of the key fronts is the promotion of the construction sector, to which we granted COP 3,600,000 million last year for 500 projects that translate into the construction of 81,711 homes in Colombia.

Tu360 Inmobiliario's platform has allowed us to support this sector from other angles. It is not only a showcase to support marketing (where today there are more than 900 projects on display), but also facilitates the study for the financing of builders and homebuyers, allows to manage and consult the payments received for down payments, and provides market information on areas of interest, demographic characteristics and the profile of the potential buyer.

In addition, and understanding the interest of buying housing for other uses such as investment, mixed use or tourist housing, we developed a financing solution in Colombian pesos for 20 years.

In El Salvador, as part of the sustainable development loan portfolio, we placed USD 17.7 million for the construction of housing projects and USD 38.3 million in mortgage loans.

Sustainable Construction (Sustainable Business Management GRI FS8)

Financing and promoting sustainable construction is essential for the development of sustainable cities and communities (SDG 11). For this reason, we continue to support our clients to guide them in the selection of the appropriate certification for their projects and to have them accredited as Sustainable Construction: EDGE, LEED, CASA Colombia or HQE.

Through the focus on sustainable construction in 2023, we disbursed COP 1,200,000 million in certified projects. In turn, with the housing leasing business line, we were able to obtain business from 44 properties certified in sustainable construction for a total area of 4,000 m2, with savings in the construction phase in energy of 15.1 MWH/year, and 530 m3/year in water resources, avoiding the emission of 378 tons of CO2.

In the meantime, we closed an alliance with SUMAC, a multinational company with more than 20 years of experience in the market and a member of the US Green Building Council.  With this alliance we offer our professional construction client’s advice to certify their projects and a discount on SUMAC's fees for the implementation of the certification.

In Guatemala, Bam also provides credit for sustainable construction that also includes expert advice on the subject, positioning of the client as a precursor of sustainability, preferential rates, among others. In 2023 we disbursed USD 53.44 million under this line, bringing Bam's total to 12 projects aligned with sustainable construction.

Road Infrastructure

Of the 27 4G projects that have financial closure in the country, Bancolombia participates in 15 of them (52%), with a financing for COP 6,100,000 million.

The fiduciary manages 33 road concessions worth COP 51,200,000 million, totaling nearly 7,200 km, benefiting 58 municipalities and generating more than 230,000 jobs. We are a reference for our participation in the structuring and administration of sophisticated financial closings that include the management of international issues and structured financial products such as derivatives. In 2023 we participated in 3 new concessions with a value of COP 6,970,000 million and 6 financial closings for a value of COP 11,210,000 million, ensuring the transparency and efficiency of resources to contribute to the economic and social development of the country.

Regarding fifth generation (5G) contracts, during 2023 we achieved the financial closure of Malla Vial del Valle del Cauca - Accesos Cali Palmira, in which Bancolombia has a 45% participation, which will represent a financing of COP 677,000 million, to be disbursed over the next 5 years. With this project we expect to generate 40,000 direct, indirect and induced jobs, and we estimate that it will benefit 3.3 million inhabitants of 12 municipalities in Valle del Cauca and 5 municipalities in Cauca, through the 315 kilometers of roads that will be intervened.

We also accompanied the structuring and financial closing of Ruta al Sur, a project extending 480 km between Huila, Cauca and Putumayo to connect cargo and passenger transportation to and from Ecuador and reduce the travel time between Bogotá and Quito from 26 to 20 hours. We will finance this project with COP 800,000 million, 28.5% of the total.

La Cuenta del Mar (Sea Account)

The oceans are fundamental for what they represent for the environment, people's quality of life and global productive activity. For this reason, at Bancolombia we reaffirmed our commitment to sustainable development by creating the Cuenta del Mar.

This initiative involves the creation of a new category in our sustainable financing line called Economía Azul Sostenible (Sustainable Blue Economy), where we seek to promote projects, for COP 1,000,000 million by 2030, that contribute to social and economic growth in coastal areas, protecting marine ecosystems.

It also seeks the protection and restoration of mangrove forests in Colombia and El Salvador, as well as the conservation of the Panama Canal watershed and the protection of sea turtles in Guatemala.

Energy

Through our financial activity, we support companies that are part of the country's entire energy chain to guarantee energy supply and transition. Some examples are:

In 2023, we supported renewable energy projects with the sustainable line for COP 400,000 million, and COP 419,000 million for energy efficiency projects, with which 5,720,921 tons of CO2 emissions were avoided.

We disbursed more than COP 280,000 million in solar energy projects, distributed in five projects that are in the construction stage and have an installed capacity of 300 megawatts. This installed capacity is equivalent to 45% of the total solar projects currently in operation in the country. With this energy financed in 2023, approximately 410,000 Colombian homes will be supplied.

We supported the electric power generation sector by financing its working capital needs, mainly for the purchase of fuels in five of the main thermoelectric generation plants in Colombia for COP 274,000 million, contributing to the sector's anticipation and preparation for the “El Niño” climate phenomenon.

The Parque Solar Caracolí in Malambo (Atlántico), one of the projects awarded in the third non-conventional renewable energy auction held by the Ministry of Mines, had Bancolombia as structurer, sole financier and partner in other financial services. Through the green line, this project has a loan of COP 126,000 million, of which we have already disbursed COP 73,000 million.

Through Leasing, we supported the financing of the largest rice husk-based energy generation plant in Colombia for the client Diana Corporación, for a value of COP 90,000 million.

From Investment Banking we provided advice on the sale of renewable energy assets. An example of this was advising Celsia on the sale of 100% of its stake in the portfolio of renewable energy generation assets in Central America, with a total installed capacity of 188 MW. The transaction for USD 194 million in equity value was the most important of its kind in recent years in Central America, and will provide Celsia with resources for its strategy, while the buyer (Enfragen) will be able to position itself among the main players in the sector in Panama.

From the fiduciary, we continue to enable business in the non-conventional renewable energy sector through fiduciary guarantee and payment source schemes with financing from national and international sources. In 2023, we enabled an energy structure that provides sustainable energy for 35 MW in new businesses, reaching 364 MW in the managed businesses.

In order to diversify the portfolio of products available to customers who wish to access assets that generate renewable energy, we developed the leasing of solar solutions. We achieved an operation with Laurel, a vehicle whose investors are Inversiones CFNS and Celsia, whose purpose is to lease solar solutions to industrial and commercial users in different areas of Colombia.

With this same product we accompanied the Guamo (9.0 MW) and Numbana (9.9 MW) solar farms, located in the department of Tolima. With the entry into operation of these projects we contributed to the reduction of 7,000 tons of CO2 per year and with the supply of energy to nearly 15,000 homes.

Government and Education

We are strategic allies of the government and the education sector to materialize the development plans of the territorial entities. The portfolio balance of these clients grew almost 67% with respect to the previous year, amounting to COP 4,210,000 million.

At a time of transition of new governors of territorial entities, we accompany the candidates with knowledge transfer under the concept of “Conscious Governments”. We also generated points of contact with the incoming administrations in order to build bridges to jointly build their development plan for the next 4 years, focused on building sustainable and digital territories for the well-being of all.

We participated with COP 1,000,000 million in the financing of the development plan of the District of Bogotá, positioning ourselves as one of the client's leading banks to support the objectives of the four-year term, including projects such as the San Cristóbal cable and works related to the Bogotá Metro. Of this amount, we disbursed COP 200,000 million under the sustainable line and COP 800,000 million in the ordinary portfolio.

Continuing with Bogotá, as financial allies of Transmilenio S.A., Bancolombia participated as an anchor investor in its securitization, providing resources for COP 500,000 million. Likewise, we placed the first tranches of the Securitization of the Nation's Future Budgets of the Patrimonio Autónomo Troncales Alimentadoras de la Primera Línea del Metro de Bogotá D.C. for COP 871,200 million. These tranches are associated with a total issue of COP 2,990,000 million (the largest in the local market), structured by Banca de Inversión Bancolombia, which will allow Transmilenio to develop the shuttle service trunk lines of the first line of the Bogotá Metro, impacting more than 2 million inhabitants who will see an improvement in their quality of life due to shorter travel times and reduced transportation costs.

In line with our purpose of contributing to the sustainable development of the communities, from our Network Government segment we accompany numerous Colombian municipalities, among which we highlight:

●	The Municipality of Soacha, with the financing of COP 87,200 million for the construction and adaptation of schools -impacting around 60,000 young people-, for the construction and adaptation of parks that will bring integral development to more than 200,000 people, and finally for the paving of the municipality's main roads.
●	In an operation carried out through Finagro, we granted more than COP 10,722 million to the municipality of Anapoima (Cundinamarca) for the paving of rural roads to facilitate the transportation of agricultural products, as well as for sewage and the construction of the new marketplace.
●	We disbursed more than COP 11,000 million for the improvement of the urban road network in Pasto, which will benefit 84% of the community living in the urban area of the city.
●	We provided COP 4,000 million in financing to the municipality of Ramiriquí (Boyacá) to connect the rural community to the public natural gas service, which will give people access to a fuel with lower cost and environmental impact, while natural gas can be used for agricultural and livestock activities.
●	We supported the department of Boyacá in the structuring and implementation of the Vehicle Tax Collection, with which more than 160,000 taxpayers in the department have channels and national coverage for the payment of their vehicle tax.
●	We supported the first sustainable project in Urabá by financing the municipality of Apartadó (Antioquia) with COP 7,500 million from our sustainable line, for the construction of cycling infrastructure, as well as the reconstruction and expansion of roads and the bridge that connects the center of the municipality with the road to Turbo and al Mar.

Sustainable Mobility

We seek to encourage sustainable mobility aligned with the energy transition proposed as a country strategy, and to contribute to economic development by understanding transportation as a determining factor.

In this transition, vehicles dedicated to Natural Gas Vehicles are relevant and are therefore included in the sustainable line, from which we have mobilized COP 1,500,000 million in financing for this segment.

Renting Colombia continues to support differentiating connections that impact our clients from a sustainable point of view, allowing them to reinforce their own corporate strategies towards a positive path to preserve and correct the impacts that our environment has today. In 2023 we supported more than 20 clients who bet on sustainable investment in their fleets, with financing for more than COP 70,000 million in electric, hybrid and NGV vehicles.

Contributing to our decarbonization goals, we supported the people segment with the sustainable line through our subsidiary SUFI. During the year we mobilized more than COP 350,469 million in financing for sustainable vehicles.

With Muverang, our challenge to transform the way the world moves, by the end of 2023 we managed to put 1,272 electric vehicles on the road in 6 cities in the country (Bogotá, Bucaramanga, Cali, Medellín, Pereira and Barranquilla). In business contracts, we assisted 29 companies that put nearly 220 vehicles on the road, with the greatest participation in 2-wheeled vehicles. Furthermore, under the monthly subscription scheme aimed at individuals, we reached 1,834 subscriptions, serving 1,400 new customers and getting closer to our ambition to democratize electric mobility in the country. Revenues were COP 8,221 million, an increase of 49% compared to 2022.

In our Tu360Movilidad platform, we integrated our partners' vehicle offerings, means of transportation and Grupo Bancolombia's financial products to accompany people in all their mobility-related needs. This included more than 77 partner showcases, solutions such as Renting, Localiza, Muverang, Flypass, license renewal assistance and all-risk insurance. Thus, in 2023 we helped more than 3,000 people to access the vehicle they need, with disbursements of approximately COP 120,000 million.

We are also there to meet the needs of public mobility. For this reason, we made the fare collection of the Medellín Metro more efficient, with more than 13 million recharges for more than COP 212,600 million; we worked with 45 cab fleets that incorporated digital tools so that Bancolombia customers can pay for services through the QR Code, through which more than COP 18,000 million have been mobilized, which in turn helps us to bring financial inclusion to a community of more than 55,000 cab drivers.

In addition, we made available to dealers a credit line that allows them to access an inventory of electric, hybrid and gas-powered vehicles at a more competitive rate. This line, through which we have disbursed more than COP 177,000 million, complements Bancolombia Factoring's offer of solutions to help companies manage their working capital.

Circular Economy

Our strategy on this front continues its path of consolidation, with the ambition to promote, articulate and mobilize economic actors in the transition to the Circular Economy, seeking to build economic and environmental resilience, thus contributing to the well-being of businesses, society and the environment.

The strategy is based on 5 pillars: Financing and Investment, Measurement and Data, Communication and Influence, Circular Economy within Bancolombia and Strategic Collaboration.

In May 2023, Bancolombia joined the Ellen MacArthur Foundation network to mobilize and promote the transition to the circular economy in Colombia and the region. With this, we become the first company in Latin America to partner with the Foundation and have a presence in North America, Europe, and Asia.

In the second half of the year, the first "Circulatón" was launched to recognize and highlight solutions and projects based on circular economy concepts that impact and evolve different processes in society. A total of 282 applications were received, of which 33 teams advanced to the second phase and 3 winners were finally selected.

In 2023 we financed COP 542,693 million in circular economy projects for clients in different segments: corporate, business, SMEs, independent and government. The projects financed generated impacts in areas such as reduction of water consumption and management, increase in the useful life of production parts and technology, reduction of waste in production processes, among others.

Through our Leasing, Rental and Use business line, we have technology leasing financing that works under a circular economy scheme where the useful life of technology equipment is extended in order to reincorporate them into the market and ensure proper final disposal as Waste from

Electrical and Electronic Equipment (WEEE) when necessary. As owners of the equipment, we are responsible for the final disposal, in this case we seek a second use through repowering processes and put it at the service of the customer. In case this process is not possible, we take care of its adequate treatment as electronic waste.

In this way, we have achieved placements for a value of COP 97,098 million and promoted 181 clients in the incorporation of a circular economy model in their organization, for a total of 2,441 recycled and 22,987 used equipment sold, achieving energy savings of 54,494 MW/hour.

Financial Implications and Other Risks and Opportunities of Climate Change GRI 201-2

We define and implement sustainability policies as part of our corporate strategy, which are linked to our climate strategy.

These are the Climate Change Policy, Responsible Investment Policy, Sustainable Procurement Policy and the Corporate ESG Risk Circular which incorporates the Environmental and Social Risk Analysis Policy, the Climate Change Sensitive Industries Policy and the Controversial Issues Policy.

As part of our external strategy actions, we developed an engagement process with 25 customers relevant to our financed emissions reduction strategy.

Details of climate policies, strategy, metrics and targets can be found in the TCFD chapter of our Regulatory Report.

Our internal actions include the management of Scope 1, 2 and 3 emissions (except for financed emissions) and the resources collected through the internal carbon tax. Details of these actions can be found in the Ecoefficiency chapter, which includes information on renewable energy generation and energy efficiency indicators, among others.

Climate Change Financing and Actions in 2023

We recognize that climate change poses new risks and opportunities, with strategic and financial implications for our businesses and those of our customers and other stakeholders. Therefore, we ratify our commitment to implement actions to mitigate and adapt to the adverse effects of climate change through our Climate Change Management Strategy.

In terms of climate change, 2023 was a very active year for financial institutions, given the relevance in the run-up to the United Nations Climate Change Conference (COP 28) and the objective of reviewing progress in complying with the Paris Agreement.

In 2023 we met the following milestones in the initiatives in which we participate:

•	Net-Zero Banking Alliance - NZBA: we made progress in defining the transition plans for the sectors in which we have defined goals: cement, energy, oil and gas.
•	We also initiated the validation process of our climate targets defined under the Science Based Targets Initiative standard.
•	During its participation in COP28 in Dubai, the world's most relevant event on climate change issues, Bancolombia reiterated its commitment to mobilize more resources for key energy transition projects and promoted conversations around collective solutions and scaled financing models to unlock the country's transformative potential to achieve a low-carbon, climate-resilient and inclusive economy for all.

Climate commitment

Our commitment is to disburse COP 40,000,000 million by the year 2030, to finance projects for technological reconversion, low-emission mobility, sustainable construction, renewable energy and sustainable livestock.

Business with Purpose: Climate Commitment Goals and Compliance
Year	Goal (COP million)	Disbursements (COP millions)	Compliance
2023	4,070,000	5,510,000	135%

For details on governance, strategy, risk management, and climate metrics and targets, please refer to the TCFD chapter of the regulatory report.

Biodiversity

As a member of the Equator Principles, Bancolombia has incorporated biodiversity-related issues into its decision-making since 2008. In this regard, some of the actions we have taken are the Environmental and Social Risk Assessment for projects and credits in activities with an impact on biodiversity established in our ESRA Policy. Likewise, our Controversial Issues Policy defines the activities that will not be financed due to their high impact on marine and terrestrial ecosystems, and the conditions for financing and investment in economic sectors with high environmental and social impact.

To learn more about our ESG risk policy please visit: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/b9141ff1-1710-4c05-80e0-65fd0c6351e6/Circular_de_Corporativa_de_Riesgos_ESG.pdf?MOD=AJPERES&CVID=oyyjjTI

Since 2021 we are strengthening our biodiversity strategy, where the first step is aimed at measuring and managing our impact on forests. For this reason, we participated in the CDP Forest pilot, reporting on how we are managing these impacts from the risks and opportunities for our financing strategy in the sectors prioritized by the initiative: oil palm, timber, soybeans, livestock and rubber. Likewise, with CDP's support we will have the first analysis of our portfolio to identify impacts on forests.

We also recognize that deforestation is a risk that contributes to climate change and biodiversity loss. As a signatory to the Financial Sector Commitment on Eliminating Commodity Driven Deforestation (FSDA), we are committed to assessing our exposure to deforestation, deepening our commitments on this issue and establishing and disclosing meaningful information, our objectives and progress towards them.

During 2023 we evaluated our exposure to the prioritized sectors as a first step in assessing this risk:

Area	TOTAL (COP million)
Palm oil	330,291
Livestock	932,170
Wood	61,639

Pulp and paper	120,525
Soybeans*	52,816
TOTAL	1,497,442

*Includes other cereals (except rice).

In the climate commitment process with our clients, we have included biodiversity and deforestation issues, and we intend to deepen and expand these commitments in the coming years. In the group of 25 clients with whom we carry out climate engagement in 2023, we reviewed biodiversity and deforestation issues with 1 client from the livestock sector, 1 from the timber sector and 1 from the palm oil sector.

Financial Inclusion

We want more people to access not only financial products, but also to the benefits that the use of different services provides them in their daily activities. In that sense, while we develop a more contextual offer according to the needs and expectations of different types of population, we also work for the financial well-being of everyone.

A Decade of Bancolombia A La Mano

From being a tool to include Colombians from the most remote areas who mainly dealt in cash, it has expanded to become a digital wallet for the entire country.

Today it not only offers transfers, cardless withdrawals, balance inquiries and bill payments, but it is a low-amount deposit with its own App that is present in people's daily lives, and that allows people to top up the cell phone balance and mass transportation cards, to buying online, receiving money orders from abroad, paying public services and using the QR Code to buy in more than 1 million stores in 1,100 municipalities in Colombia.

In 2023, the 6.36 million users of Bancolombia A La Mano made more than 417 million monetary transactions, which represent more than COP 74,000,000 million mobilized, 17% more compared to 2022.

It is also an instrument to promote access to financing. The A La Mano Credit is a low-amount, 100% digital, immediate and secure pre-approved loan that helps build credit history.
In 2023 we delivered 164,314 credits for a value of COP 190,593 million, which for almost 42,000 people became their first formal credit.

GRI FS7 Indicator

Dec-23
Number of Bancolombia A La Mano clients	6,364,050
Total balance in BALM (millions of COP)	970,584
Number of Loans Granted	164,314

Amount of Credits Granted (millions of COP)	190,593
Portfolio Balance (millions of COP)	103,583

Family Remittances:

We continue to support financial inclusion in the country by facilitating the receipt of money transfers from abroad to more than 2.6 million beneficiaries in Colombia who receive support from their families or people who are building a future for when they can return to the country or to have investments and remain connected to their country of origin:

●	We disbursed USD 6,619,813,679 in family remittances through the different channels in 2023 and achieved a percentage of family remittances disbursed with credit to accounts of 91.24%.
●	We had an 18.8% growth in commissions compared to 2022, reaching COP 203,727,252,227 for the year.

Nequi

Through Nequi, we help people improve their relationship with money, empowering them to achieve what they want with it. There are already 18.6 million people who see Nequi as an alternative for using money in their daily lives, with an ever-increasing range of services.

We continue to revolutionize digital payments. In 2023 we introduced the new functionality of contactless payment in terminals through our Nequi-Visa Card, with which we want people to carry everything on their cell phones and to make the use of digital means of payment, without the need for cash, a daily occurrence. With this, we also expanded the possibilities of use of the Nequi Card, thus reaching more businesses and increasing its adoption.

Thanks to the extension of digital payment methods, we have also fostered the development of the informal economy, the one that happens in the streets, in the neighborhoods, in the marketplaces, and in rural areas, which boosts the local economy. At Nequi, we have made significant efforts to provide merchants and entrepreneurs with access to their products and services. Of the total number of Nequi users, 15% belong to this segment of the economy where, of the total amount of money that enters Nequi in a month, 47% comes from this category.

Our loans are key for financial inclusion and for our users to achieve their dreams. This year we disbursed more than COP 127,000 million in credit, through 71,889 Propulsor loans for COP 118,000 million and 68,446 Salvavidas loans for COP 9,040 million. 55% of the loans were granted to individuals with no credit experience.

Some of the novelties in 2023 were that we increased the term and maximum amount of the Propulsor loan from 24 months and up to COP 5 million to 36 months and up to COP 10 million; and we lowered the interest rate of the Salvavidas loan from 43.7% to 28.07% effective annual interest rate (equivalent to 25% nominal annual interest rate).

We also introduced new non-financial services and ventured into the world of insurance. With Segurísimo we offer a personal accident insurance policy that can be customized with additional coverages that users can choose, according to their needs.

In Panama we migrated the core to provide our more than 152,000 customers with a much more stable and available app.

Likewise, in order to get closer to more people and strengthen our offer, we were at the Comic Con, where we were able to interact with an important niche of clients with the Nequi Visa Digital card, and we closed an alliance with the Pedidos Ya platform, which contributes to Nequi's promise to its clients to live in their day-to-day lives.

Inclusion with a Gender Perspective

We continue to strengthen the value proposition for women clients and in this way promote gender equality in the country. In Colombia we have more than 9 million women clients, whom we accompany in their personal and professional needs. In 2023 we granted them more than COP 3,500,000 million in disbursements through different lines of credit. We also offer them solutions for managing liquidity and growing their assets: There are already more than 267,000 women with products such as CD and virtual investment, which represents an increase of 58% compared to 2022.

In El Salvador we disbursed USD 359 million in loans that mostly seek to contribute to the economic empowerment of women in the country. Additionally, with the ES Líder platform, 40 Bancoagrícola clients who are business owners have received non-financial training that creates and reinforces leadership skills and strengthens their businesses.

We Promote Access to Credit

In line with regulations, we adjusted the productive credit line with a special rate of 31.89% effective annual percentage rate for the country's micro-entrepreneurs. In addition, we offered them the possibility of accessing a personalized financial education program at no cost, which could generate an additional rate discount.

In this line of productive credit, we have disbursed COP 370,000 million to more than 23,000 people, of which 44.6% was disbursed to women microentrepreneurs and, of the total number of beneficiaries, 30.41% took the Elévate program.

With this line of credit, we participated in the Popular Economy line promoted by the Government, in which we accompanied more than 320 people with disbursements of more than COP 600 million in 2023.

Education and Financial Well-Being

As an organization, we understand well-being as a state in which a feeling of tranquility, satisfaction and progress is experienced and the ability for each person to have the conditions they consider necessary to achieve it. To the extent that a person has a better relationship with their money, they will be able to live with more security, freedom and a greater sense of well-being, which leads us to work from the financial well-being of people and businesses.

Financial education is the vehicle we have chosen to promote the financial wellbeing of our employees, customers, clients, users and the community in general, with the objective of guiding and raising awareness about the responsible use of money, contributing to the development of skills that allow people and businesses to achieve their own goals and make informed decisions at every stage of their economic life cycle.

We present the results of the Grupo Bancolombia's Financial Education and Wellness strategy for 2023 with its employees, customers and the community in general, with the objective of developing financial competencies so that they can better manage their money, make better decisions and progress.

Financial Well-Being Indicator

In 2023, we evolved the indicator to a more sophisticated one that would allow us to have a more comprehensive view of customers and incorporate new variables in the measurement. In this sense, the new version of the indicator is fed by 30 transactional variables, which are grouped into seven dimensions:

1. Savings and/or investment: We identify the individual's level of savings over income, its frequency and how long the savings could cover monthly expenses in the absence of income.

2. Planning: We observe how much the person uses the services (automatic debits, programmed transfers) and tools (Día a Día) offered by the bank for money management, in addition to observing how volatile spending is between periods.

3. Protection: We relate it to the insurability that the person has in order to generate tranquility by foreseeing situations that may affect his economic stability.

4. Expense: We observe the relationship between expenses vs. income, if the person has the capacity to cover all his expenses for the month and still has money available.

5. Debt Ratio: We identify the debt-to-income ratio and its adequacy, credit card management and payment behavior.

6. Equity: We evaluate financial solvency by identifying debt over equity.

7. Financial sophistication: we relate how much use is made of digital channels and possession of financial products that help manage money.

Based on the transactional information of these dimensions and according to the customer's life cycle, customers can obtain a score ranging from 0 to 100 points, which places them on one of the following scales:

This customer is severely financially stressed, in an unhealthy position. This customer is likely to delay payments on obligations or resort to high-cost credit.

Although this client's financial situation is not critical, facing an adverse event or making the wrong decisions can lead this person to a state of financial stress.

This customer has opportunities to improve his/her financial well-being. Positive events and good decisions will take him/her to a better level.

This customer has control over his finances. Although the customer is doing very well, he/she must continue to behave well in order to maintain his/her well-being and be able to cope with unexpected negative shocks.

Good >50 to 80

Stressed 0 to 30

Unstable >30 to 50

Very Good >80 to 100

We defined as a goal for 2023 to improve the financial well-being of clients by 5.9%, which meant moving from a baseline of 32.4 points to 34.3 points (according to the previous scale). At the end of December, the consolidated result obtained was 32.7 points for the personal, plus, preferred, independent, social and employee segments that are part of the indicator, which independently obtained the following results:

•	Personal: 32.0 points
•	Plus: 40.2 points
•	Preferential: 51.1 points
•	Independent: 37.3 points
•	Social: 26.9 points
•	Employees: 67.0 points

Accordingly, the result obtained places compliance below the projected (34.3 points), reflecting the situation of the economy and customers, especially in the Social and Personal segments, which showed a decrease in the variables of savings, expenses, debt and planning. Since these two segments account for the largest number of customers (11 million of the 14 million for which the indicator is measured), the effect is seen to a greater extent in the overall results.

Although during July there was a slight improvement for all segments, mainly associated with the bonus issue, it stabilized in the following months despite the implementation of some financial education actions. Therefore, in 2024 we will continue to work for the well-being of customers and strengthen the strategy based on analytics and dimensions of greater opportunity for improvement for the segments.

Financial education

Financial Education is a responsibility that we assume with employees, customers, clients, users and the community in general, with the objective of guiding and generating awareness on the responsible use of money, contributing to the development of competencies that allow people and businesses to make informed decisions at each stage of their economic life cycle.

To this end, we materialize the different initiatives for these relationship audiences in such a way that they are contextual, pertinent and in line with the strategy. These are some of the results of 2023:

-	# of initiatives: 211
-	Total budget: COP 11,998 million.
-	Scope: 118,618,797 People/Companies/Views/Likes/Replays, distributed as follows:
-	# People/Companies: 147,166,062[2]
-	#Views/Likes/Replays: 39,452,735

The following is a breakdown for Colombia by semester and subsidiary:

	# Initiatives		# Participants/Scope				Budget
TIN	Semester 1	Semester 2	Semester 1		Semester 2		Semester 1	Semester 2
			# People/ Companies	#Views/Likes/ Replays	# People/ Companies	#Views/Likes/ Replays
Bancolombia	53	71	61,882,978	481,616	82,146,025	129,332	COP 3,502,554,090	COP 7,316,125,363
Valores	15	9	404,609	0	2,277	0	COP 0	COP 0
Fiduciaria (Fiduciary)	13	17	2,140	18	2,956	0	COP 14,000,000	COP 0
Banca de Inversión (Investment Banking)	1	1	13	0	22	0	COP 300,000,000	COP 393,810,703
Sufi	2	2	344,000	0	164,000	0	COP 12,000,000	COP 12,000,000
Nequi	7	2	2,206,174	5,974,380	0	32,867,389	COP 133,768,084	COP 203,960,274
Transversal actions (with impact on several TINs)	8	10	6,325	0	4,543	0	COP 0	COP 110,033,000
Total per semester	99	112	64,846,239	6,456,014	82,319,823	32,996,721	COP 3,962,322,174	COP 8,035,929,340
Total annual	211						COP 11,998,251,514

Financial education was delivered both in person and virtually through the implementation of programs, mass activities, talks/webinars, advisory services, workshops, seminars and courses focused on different topics of interest (savings, investment, security, responsible indebtedness, personal and business finances, financial products, equity, among others). These strategies made it possible to direct strategic efforts and segment audiences to strengthen clients' competencies and help them fulfill their dreams.

The data for Central America are as follows:

Panama	Guatemala	El Salvador

2 Most of the actions implemented were massive, i.e., they were aimed at a large number of people who did not always participate only once, so that the same person can be counted several times in different activities.

Number of initiatives	6	2	10
Investment	USD 68,054	USD 196,419.23	USD 197,830.96
Scope	4,415,785 people	7,555,299 people*	3.6 million people

*For Guatemala, impacted users are not unique users, as they may be the same user, but impacted in a different month.

Financial Education Seal

The Financial Education Seal is an initiative of the Financial Superintendence of Colombia that emerged in 2022 and seeks to recognize the relevance, quality and suitability of the contents of the programs, campaigns or activities of supervised entities and associations in the sector. Applications are made through its Platform in one of the following categories:

•	Capacity management: It establishes the institutional capacities that entities must develop to demonstrate their ability to implement information, content and materials for economic and financial education to financial consumers and other stakeholders.
•	Initiatives in the territory: It incorporates evaluation criteria related to institutional capacities in the territory.
•	MSMEs Initiative: It identifies institutional strategies to facilitate access to financial education services for MSMEs.

Each of these categories contains certification levels that refer to the degree of maturity in the implementation of the initiatives. For the "Capacity Management" category there is Level 1, 2 and 3, for the "MSMEs Initiative" category there is Level 1 and 2, and for the "Territorial Initiatives" category there is a single level. Once the Seal is obtained at one of these levels, it is valid for two years (2) for programs and activities and one year (1) for campaigns.

Since its creation, the Sustainability and Wellness Center of Excellence, as leader of the Financial Education and Wellness strategy, has accompanied various teams of the Grupo Bancolombia and its subsidiaries in the definition of programs, initiatives or campaigns to apply for, verifying that the evidence meets the criteria and ensuring that the information is complete and of high quality, which has allowed us to position the organization as a leader before the Financial Superintendence3:

3 Information taken from Sellos de Educación (Education Seals) | Home (superfinanciera.gov.co)

COMMUNITY

ENTITIES

Tuya

90

Bancolombia

168

Banagrario

118

The following entities received the SFC Seal of Financial Education certification and stand out for their active participation in the proposed categories.

Hall of Fame

To date, Bancolombia has submitted 13 applications, of which 11 have already obtained the Seal and 2 more initiatives are pending approval, as follows:

TIN	Postulated program	Category	Status
Fundación Bancolombia	Cuentas sin Cuento	Capacity Management	Seal awarded Level 1 and 2
Bancolombia	Elévate - EVC personas e Independientes	MSMEs Initiative	Seal awarded Level 1 and 2
Bancolombia	Día a día - EVC Bienestar Financiero	Capacity Management	Seal awarded
Bancolombia	A la mano te enseña- Bancolombia A La Mano	Capacity Management	Seal awarded Level 1 and 2
Bancolombia	Sueños a la Mano - Bancolombia A La Mano	Capacity Management	Seal awarded Level 1
Bancolombia	FinancieraMente - Brand	Capacity Management	Seal awarded Level 1
Bancolombia	Bus Escuela - Brand	Initiative in the territory	Seal awarded Level 1
Fiduciaria (Fiduciary)	Invernews	Capacity Management	Seal awarded Level 1
Valores	Telegram	Capacity Management	Seal awarded Level 1
Nequi	Educación Financiera Nequi	Capacity Management	Seal awarded Level 1

The Seal of Financial Education is awarded to each program, campaign or initiative independently, therefore, each of the teams of Grupo Bancolombia and its subsidiaries must apply for their initiatives. In this sense, we will continue to work on the processes of applying for quality initiatives and continue advancing in the levels to reach the maximum granted by the Financial Superintendence of Colombia.

Fundación Bancolombia

In 2023 we advanced in our objectives of being the laboratory of social innovation and the platform for impact connections between the capabilities of the Grupo Bancolombia, the ecosystem and our local and international allies, to develop an impact management that contributes to the transformation of the Colombian countryside.

Our programs are leveraged on our theory of change, inspired by the generation of well-being in rural communities, and through the pillars: education and impact talent, strengthening business and territory, financing and business development. These programs achieved coverage in the 32 departments of the country with a focus on making rural areas a prosperous, equitable, profitable and innovative territory, which becomes an engine of sustainable development in Colombia.

One of our focuses for the year was to deepen our understanding of the gaps and patterns that generate inequality and hinder access to education, which is why we structured a Financial Education strategy aimed at helping to transform rural areas. Through the Cuentas sin Cuento program, we strengthened the financial knowledge and skills of more than 14,500 beneficiaries, twice as many as in 2022. Of these, 70% are from rural areas and we focused on two populations: young people, because of their role and potential for social mobility in the countryside (40% of the total), and women, who traditionally have larger gaps than men in rural areas (60% of the total).

We implemented two pilots to generate a financial education offer that meets the needs of rural youth. Through technological mechanisms proven in Latin America, we reached more than 1,900 young people from rural educational institutions who learned the basics of financial management, savings, entrepreneurship and investment opportunities.

Corporate Volunteer Work

Its purpose is to channel the social and voluntary actions of the Grupo Bancolombia's employees, strengthening our greatest asset: human talent. In 2023, more than 500 volunteers worked with communities throughout the country in projects such as mentoring for En-Campo entrepreneurship, young scholarship holders of the Foundation, Emprende Mujer, EAFIT's "Tejeduría" project, financial education workshops, and the mentoring marathon for rural grassroots organizations, among others.

Education for productive insertion

Through the articulation with 26 partner universities of our Scholarship Program, we supported 456 rural youth from 28 departments, facilitating their access and permanence in post-secondary education (mainly university) and accompanying them with mentoring and complementary training in financial education and employability, so that they can strengthen their skills in a comprehensive manner.

We also strengthened our participation in different alliances aimed at the development of quality, access and permanence of education in Colombia through:

-	The Escuela Nueva (New School) and Universidad en el Campo (University in the Countryside) model that guarantees access and permanence for children, young people and teachers in dispersed rural areas in the departments of Antioquia, Risaralda and Caldas from elementary school to post-secondary education.
-	We began our alliance with Fundación Corona and Enseña por Colombia to strengthen the Socio-Occupational Guidance Model focused on Urabá and Atlántico, accompanying 3,704 young people in grades 10 and 11, and 32 teachers from 29 educational institutions with tools for better decision making and to facilitate permanence throughout their educational trajectory.
-	We strengthened our support to the Fundación Empresarios por la Educación and facilitated, together with the polling firm Cifras y Conceptos, the expansion of the scope of the Education Opinion Survey, in order to better understand the perception of the educational community in rural areas.

Business Strengthening

In the fourth version of En-Campo, we accompanied 120 businesses with an impact on rural areas in strengthening their business model. Of these, 71 continued their process through mentoring with experts from Grupo Bancolombia and allies to solve specific challenges in their businesses. Finally, COP 1,705 million will be invested with impact financing mechanisms for 8 businesses to promote their models, increasing the well-being, competitiveness and sustainability of the Colombian countryside.

We also supported the business development of 44 associative companies through the Potencia program in alliance with IC Fundación, Fundación Aurelio Llano and Rabobank Foundation. During this process, companies were able to identify and strengthen their areas of improvement, as well as establish plans to access financing.

In alliance with FOLU and Fundación Nutresa, we accompanied 10 organizations to promote regeneration in Antioquia, Valle, Cauca and Quindío. During this accompaniment, the organizations strengthened their organizational capacities and were able to access an incentive fund with a total of COP 170 million to apply for projects that strengthened their territories and empowered young people and women through regeneration.

Through "Alianza Soluciones" together with Comfama, Fundación Nutresa, Sodexo and Fundación Sura, we accompanied the strengthening and connections of 45 enterprises nationwide led by people in the peace process as a commitment to build social network.

In alliance with Fundación Nutresa and Corporación Biosuroeste, led by Comfama in the "Conectores de Progreso" program, we were able to accompany 41 families from Támesis and Valparaíso in the training and certification of agroecological practices so that they can be applied to their productive projects, contributing to the regeneration of southwestern Antioquia.

From the strengthening of the production network, we accompanied 25 coffee growers from Dabeiba, Antioquia through the Specialty Coffee Program led by the Coffee Cluster and the Medellín Chamber of Commerce for Antioquia. In these spaces, coffee growers learned about technical processes allowing them to access the specialty coffee market.

We also supported five (5) associations (coffee, milk, panela) in the village of San José de Urama in Dabeiba, Antioquia through Alianza para el Desarrollo (Alliance for Development), which is made up of 20 business and family foundations. With this advisory service, the organizations gained access to leadership training, training in production processes and networking spaces. In addition, together with Proantioquia, we made progress in strengthening the Agroprogreso Cooperative, located in the Llanogrande district of Dabeiba, made up of 110 peace signatories, through technical support to their productive and social projects as a commitment to collective reincorporation in the Taparales property.

Impact Investment

The environmental and social impact in rural areas was the focus of our impact investment management, through different instruments that allowed us to support their growth, not only with capital investments but also with accompaniment in the resolution of business challenges and in the scalability of the expected impact. We currently have an impact investment fund whose committed investments in businesses with an impact on rural areas exceed COP 22,000 million, made up of businesses from different sectors (Fintech, rural tourism, agribusiness, technology, renewable energies, among others).

We have also ventured into other innovative instruments for impact financing, such as the CREO Payment for Results Bond, in which we acted as investors, generating more than 1,000 jobs with a retention rate of more than 70%, with an audience made up of 80% women. Mechanisms such as this will allow us to scale the impact with revolving resources, achieving greater precision in the execution of resources aimed at addressing the country's challenges.

On the financing front, during the year we placed more than 3,100 loans in rural areas through our allies, thereby helping agricultural producers' associations, rural women and youth, and businesses in different sectors throughout the country to access capital.

Our Responsibility Transcends Borders

Transcending in people's lives and working for the transformation of the communities in which we operate were the pillars on which we worked at Banco Agrícola in El Salvador, Banistmo in Panama, and Bam in Guatemala.

El Salvador

Donations and disbursements of Bancoagrícola’s main social programs (January to December 2023)

LINE	PROGRAM	BENEFICIARIES	TOTAL INVESTMENT (USD)
QUALITY OF LIFE	FESA "Lindo del Fútbol" 2023	2,900	USD 241,484.06
	Educación Financiera (Financial Education)	1,877,142 average reaches in Radio and TV; for social networks the average reach for the year was 3,760,533.	USD 197,830.96
	Banco de la TELETÓN support for the Asociación Teletón Pro- Rehabilitación - FUNTER 2023	8,000	USD 80,250.00
CONSOLIDATED TOTAL	3 programs		USD 519,565.02

Panama

LINE	PROGRAM	BENEFICIARIES	TOTAL INVESTMENT (USD)
Education	Nacer Aprendiendo - United Way (Early Childhood)	1,900	45,000
	Educación financiera para jóvenes (Financial education for young people) - Asociación Bancaria de Panamá	340	5,000
	Financial Education and Entrepreneurship for children, youth and women - Junior Achievement Panama	1,501	40,754.83
	Comprehensive care, educational quality and infrastructure at Escuela Maria Ossa de Amador - Glasswing Foundation	1,495	72,650
	Impulsa - mentoring program for women entrepreneurs - Glasswing Foundation	80	70,000
Environment	Sea Turtle Conservation Program - Fundación Tortuguías	1,712	35,600
	Environmental conservation and community support in the Panama Canal watershed - Fundación Natura	2,000	44,700
CONSOLIDATED TOTAL	7 programs		313,704.83

Guatemala

LINE	PROGRAM	BENEFICIARIES	TOTAL INVESTMENT
Support to communities	Fighting chronic malnutrition - Partnership with United Way	150 families - 5 communities	USD 31,250.00
	In-Pactamos	15 SMEs - 45 mentors	USD 37,158.5
	Strengthening the education of Guatemalan children and youth - Partnership with Funsepa	6,453 adolescents, boys and girls - 253 teachers	USD 125,000.00
Financial education	Annual campaign	5,765,808 people	USD 46,419.23

	Content Hub	1,789,491 people	USD 150,000
Environmental care	La Cuenta del Mar - Marine Conservation Center	10,000 turtles per year - 5 beaches - 6 communities	USD 38,000.00
CONSOLIDATED TOTAL	6 programs		USD 427,827.73

We Promote Conscious Leadership

In our company, we are committed to improving people's lives by building a prosperous economy and a healthy environment and contributing to social well-being. Our strategy is to contribute to the development of the territories where we operate, articulating actors and sectors with an offer of products and services so that our clients and allies become more sustainable and achieve a positive impact on their communities.

We were invited once again to participate in the evaluation of the Dow Jones Sustainability Index, which has been in the market for more than 20 years, and which we joined in 2012. In 2023, we scored 78 points out of 100, which reaffirms our commitment to working towards sustainability.

Additionally, in recognition of a work that for years has been a priority in environmental, social and corporate governance issues, Bancolombia was the only Colombian financial institution to be ranked in the 5% of the best banks in the S&P Global Sustainability Yearbook of February 2023, which highlights companies with best sustainability practices.

We base our sustainability strategy on the best national and international standards, for this, we have an international agenda of protocols and voluntary adhesions to be aligned with the best practices globally, generate commitments and disclose results to our stakeholders and the international community.

•	Business Ambition for 1.5
•	B Team
•	CDP
•	Climate Action 100+
•	Climate Finance Leadership Initiative (CFLI)
•	Finance Sector Deforestation Action (FSDA)
•	Glasgow Financial Alliance for Net Zero (GFANZ)
•	Global Investors for Sustainable Development (GISD)
•	Global Reporting Initiative (GRI)
•	Dow Jones Sustainability Index
•	Net Zero Banking Alliance (NZBA)
•	Net Zero Asset Managers Initiative (NZAM)
•	UN Women
•	Partnership for Carbon Accounting Financials (PCAF)
•	Principles for Responsible Banking
•	Equator Principles
•	Principles for Responsible Investment
•	United Nations Environment Program - Finance Initiative (UNEPFI)

•	Green Protocol
•	Science Based Targets Initiative (SBTi)
•	Sustainability Accounting Standards Board (SASB)
•	Task Force on Climate-Related Financial Disclosure (TCFD)

Details of our participation in these initiatives can be found here: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/protocolos-y-adhesiones

Sustainability Ratings

The world's main indexes constantly monitor the companies' performance in environmental, social, economic and corporate governance terms, and Grupo Bancolombia is included in many of them, motivating us to improve our sustainability practices:

Sustainability Index	2022	2023
Dow Jones Sustainability Index	85 points out of 100 Included in the Global index	78 points out of 100 Included in the Global index
CDP	A-	B
MSCI ESG Research	YY	YY
Moody's formerly Vigeo	52 robust	57 "Robust"
PRI (investments)

Investment & Stewarship Policy: 68
Direct-Listed equity – Active fundamental: 52

Direct-Listed equity – Passive fundamental: 47

Direct-Listed equity Voting: 34

Direct-Fixed income SSA: 39

Direct-Fixed income Corporate: 39

		Policy Governance and Strategy: 74 Direct - Listed equity - Active fundamental: 42 Direct - Fixed income - SSA: 42 Direct - Fixed income - Corporate: 42 Confidence building measures: 40
Sustainalytics (ESG Risk rating)	19.4	17.8 which positions us positively at "Low Risk".
IR recognition	96.3%	98.3%

ESG Trends (Environmental, Social and Governance)

To identify trends that impact the industries in our value chain in environmental, social and governance issues, we have developed an identification and evaluation methodology to monitor them and incorporate them into our ESG, strategic, commercial and risk management. The trends identified and prioritized for 2022 and 2023 are Circular Economy, climate change and biodiversity.

We continue to be the main financial ally for the Banco2 program, a payment scheme for environmental services, which currently protects 124,104 hectares of strategic ecosystems in Colombia and has 6,360 farming families, 13 Afro-descendant communities and 46 indigenous communities. These communities benefit by receiving payments through our Ahorro A la Mano platform, which has no handling charges for beneficiaries and allows up to 2 free withdrawals per month. The program currently has 10 environmental authorities involved.

IV.	ACHIEVING CUSTOMER LOYALTY AND PREFERENCE

Those of us who work at Bancolombia are committed to providing the countries in which we operate, businesses and people with solutions for their financial needs. Our products and services are designed in a personalized way to offer each client a solution that allows them to make use of their money, as well as their savings, credit and investment needs according to their stage of life. The same happens with businesses of all sizes, which have seen us as their ally for the transactions they require in their activity, investing, managing their treasury and selling more.

Hence the importance of continuing to work to provide reliable, close, timely and easy experiences that have a direct impact on their well-being.

We Work to Accompany People in all their Day-to-day Needs

By channeling an important part of the system's resources, we have the opportunity to build links between all the parties involved: people, businesses, companies and governments, covering all segments and sectors of the country.

Colombia

In the case of Colombia, we processed around 68% of all payment, transfer and money transfer transactions in the country, and more than 39% of all funds moved through the system, according to the Superintendence of Finance. In fact, in 2023 we were present in 2,852 million monetary transactions (19% more than in 2022), representing more than COP 3,034,000,000,000 million mobilized.

This means that every minute we process nearly 12,000 monetary transactions associated with payments, collection, transfers, deposits, Bancolombia Button (Botón Bancolombia), QR, checks and cash transportation. We achieve this by making available to everyone a wide variety of alternatives for moving their money.

The Bancolombia QR Code continues to gain ground, as it offers a means of payment other than cash and makes it easier for businesses to sell both physically and digitally. It is already used by more than 3.8 million people and has mobilized more than 137 million transactions, which have digitized more than COP 9,200,000 million of operations that were previously done in cash.

In 2023 Colombia took a significant step forward with the launch of the Interoperable QR, which allows merchants that have the Bancolombia QR to accept payments from other banks and digital wallets in real time, and also allows users of the Personas App and Bancolombia A La Mano to make payments at the QR points of other banks. More than 252,000 merchants nationwide have this new interoperable QR and more than 1.3 million transactions have been made, for more than COP 104,000 million. We hope that the more than 1.3 million businesses that have the traditional Bancolombia QR will request this new alternative to continue facilitating cashless transfers in an easy and secure way, giving people more control to manage their money.

So that more people and businesses can pay or receive payments online, whether on a website or on social media, the Bancolombia Button is a simple and secure alternative. This payment option was used by 3.5 million people in 2023, who made more than 29 million transactions and mobilized more than COP 4,600,000 million in transactions and is now also available for A La Mano users and pensioners.

We are the partner of some 356,000 merchants to accept their payments on a daily basis. We have been in more than 500 million operations that represent sales for these businesses for more than COP 72,100,000 million, resources that are one of the levers of the economy. In the last year we grew 20% in amounts and our share of the acquisition business reached 38%.

Wompi, which was created 4 years ago to simplify money management and boost the digital growth of businesses, is used as the payment gateway for more than 12,500 merchants, who made more than 59 million transactions for COP 11,500,000 million, an invoicing that almost doubles that of 2022.

Since January 2022, Wompi has been operating independently from Bancolombia and today has more than 15% market share, making it a relevant and recognized player in the industry, which is continuously evolving to accompany businesses in their different moments and types of sales.

We recently launched a sales App in Wompi to make it easier for our merchants to receive face-to-face payments with different payment methods such as Nequi and QR, thus consolidating Bancolombia's payment ecosystem. We hope that with this solution it will be possible to receive payments with contactless cards and that through the app merchants will be able to send money based on the payments they receive.

Moreover, our nearly 15 million debit cards are present in people's daily lives as a secure and easy-to-use solution. With these cards, users made purchases for more than COP 55,300,000 million, 12.4% more than in 2022.

Likewise, more than 2.1 million people have Bancolombia credit cards, with which they make payments, finance their purchases and access benefits according to their needs. Invoicing with the 2.8 million cards in the market reached COP 34,500,000 million in 2023 (14% more than in 2022) through more than 120 million transactions, and the portfolio balance reached COP 9,000,000 million.

Our digital wallets (Apple, Google, Garmin, Fitbit) continue to consolidate in the market. In 2023, more than 450,000 of our customers used this means to make their payments easily and securely, with an invoicing of COP 2,600,000 million (160% more than in 2022) in 45 million transactions, with which they already have a 5% share in the invoicing of Bancolombia payment methods.

As part of being present at different moments of life, we launched the Comprehensive Cancer Insurance with a 100% digital proposal to accompany our clients with an economic indemnity in case of detection of any type of cancer. Its value proposition is modularity, since the value of the insurance depends on the age of the client and the insured value they choose (COP 10 million to COP 100 million). In addition, thinking about the integral well-being of our clients, we included additional free benefits, focused on nutrition, health and education.

Digital Solutions

We have seen how the barrier to take digital products continues to be overcome, as people are more open to self-management and choose the channel, they find most convenient. With our digital value proposition, we achieved that 59% of our sales are digital, which meant that more than 5.3 million financial products were managed through this channel.

Digital adoption and use	Dec-20	Dec-21	Dec-22	Dec-23
% of Digital Adoption	62.97%	68.16%	70.97%	72.08%
Active digital customers	7,511,937	8,901,420	10,106,292	10,658,615
% digital use	83.57%	85.10%	88.79%	86.64%

Among individuals and self-employed workers alone, we already have 8.3 million active digital customers, who made more than 104 million transactions in the App and the Sucursal Virtual Personas, for an amount of COP 35,600,000 million (84% of the total amount transacted in digital channels).

These solutions are also a tool to facilitate the operational processes and business management of SMEs and enterprises. 64.9% of SME customers and 84.5% of companies have adopted our digital channels, more than 35,000 SMEs joined the use of the App (half of them did their operations in physical channels) and in 2023 more than 207 million transactions were made through the App and the Virtual Branch for these two segments.

Likewise, our digital channels make it easier for corporations to manage their production cycles, bringing them closer to their customers, employees, suppliers and other relationship groups through specialized solutions for this segment. These companies make more than 390 million transactions each month on average and are increasingly using payment methods such as Bancolombia Button, QR and Wompi.

El Salvador

At Bancoagrícola we also strengthened our digital strategy to achieve greater adoption among Salvadorans. More than 500,000 people already use digital channels in their daily transactions, which represents 34.39% of the bank's active customers.

This, in turn, has facilitated the process of accessing consumer credit. In fact, more than USD 123.7 million have been disbursed through digital channels, representing about 30% of the amount placed in consumer products.

Guatemala

In Guatemala we partnered with Paggo, a Fintech provider of a much more versatile, innovative and accessible Points of Sale (POS) for micro and small businesses since it does not require a contract or monthly fees, offers a competitive commission per transaction, affiliation in 10 minutes, delivery in 24 hours, and access to payment link generation and free QR. With this, we provide a value alternative for our customers and have achieved invoicing of USD 1.2 million.

Models that Enable New Ways of Providing Financial Services

The way we interact with our clients is based on a comprehensive understanding of their needs. Therefore, this year we continue to evolve our value proposition based on Ecosystems to provide solutions that consider the lifetime of customers and their contexts to the financial and non-financial needs of the market. In this evolution we rely on three models:

1.	Banking as a Platform (BaaP) where we orchestrate financial and non-financial services, with our own and third-party solutions, in our own channels, and we achieve this through different solutions:

Tu360Compras, the Marketplace in which more than 24,725 people (Bancolombia customers and non-customers) purchased products in categories such as technology, electrical appliances and home appliances, at a competitive price and with different financing alternatives from Bancolombia. In total, we generated an invoicing of more than COP 57,602 million.

Tu360Inmobiliario, where we have provided 16,000 people with real estate financing approvals for a value of COP 1,600,000 million, which have materialized in disbursements of more than COP 420,000 million in mortgage loans and housing leasing, thus allowing 3,080 families to have access to a home of their own. Customers and non-customers have the possibility of obtaining credit or leasing approval in a matter of minutes, generating an easy, digital and timely experience. It is also the showcase for more than 900 housing projects, accompanying builders throughout the country, for which we have leveraged disbursements of close to COP 1,000,000 million. In addition, through alliances with PropTech, we have given our clients the possibility of acquiring real estate with real estate and financial advice from a single front, making the purchase of housing a more agile and simple process.

Tu360Movilidad, which has received visits from 3.5 million users reflected in 5.7 million sessions, to whom we connect with more than 77 showcases of our partners and more than 7 solutions of use, including Renting Persona Natural, Localiza, Muverang, Flypass, assistance in license renewal and all-risk insurance, disbursing approximately COP 120,000 million in credits for their vehicles with the help of Sufi.

In Mis Aliados we have more than 700 active independents and have provided more than 32,000 services for more than COP 1,400 million in categories such as home, pets, people, group classes, among others.

Plink continues to improve the information it provides to its more than 8,200 users in terms of transactional behavior, general market knowledge, average transactions, knowledge of its customers, among others, so that retailers can develop strategies to attract more customers and improve their sales.

2.Banking as a Service, where third parties and strategic allies can leverage our channels to increase their sales and achieve market objectives:

The digital wallet, which is exposed to third parties as a service to be incorporated into their own platforms and experiences, has managed to mobilize more than COP 5,000 million with consumers such as Monet - a fintech focused on income advancement - and Puntos Colombia - the country's largest loyalty program.

Likewise, “Compra y paga después Bancolombia” (Buy and pay later Bancolombia") is positioned as an alternative to buy in installments. This product allows making online purchases and deferring them to 4 installments with no monthly interest charge, with a commission for the buyer and another for the merchant. At the end of the year, approximately 1,000 loans had been placed, with average amounts of COP 270,000, starting from a base of close to 3 million clients with a pre-calculated limit. The objective is for it to be a mechanism for financial inclusion and sustainable growth, as it is a financing option for people who are not subject to credit under traditional policies and who can start their credit life with low amounts and easy experiences.

With QR Bancolombia we are fulfilling our purpose of digitizing cash, becoming the largest non-acquiring network in the country and a means of acceptance that contributes to the banking and formalization of businesses.

3.Open Banking, where we are generating value exchange through the exposure or consumption of APIs that facilitate access to information, algorithms, technology and infrastructure:

We developed an Open Data strategy to better understand the reality of users in credit risk models and their personalization, as well as in the promotion of their financial well-being. Día a Día, the Bancolombia App functionality is already used by more than 2,467,000 people, with more than 222,000 active users per month, whom we help to better understand how they manage their money (including cash), starting with automatically categorizing their income and expenses, managing their budget by setting savings goals and defining ceilings for each item, in order to achieve their objectives.

As part of this, we periodically send more than two million customers a closing report on their personal finances in order to support them in their financial well-being. In fact, we have evolved the organization's Financial Well-Being measurement model, which this year became an ESG indicator (see more details in the Well-Being chapter).

With the launch of Tus Bancos, we are the first bank in the country to develop an Open Banking functionality in Colombia, in which 2,681 customers have already linked their accounts from any of the 6 banks we have available so far (representing 47% of the market) to consolidate in their Bancolombia App the management of their personal finances.

Promoting sustainability as a business strategy

We support our clients in the SME, business and corporate segments in the incorporation of ESG best practices through a digital platform and the advice of an expert team.

In this way, our customers can access to contents and methodological tools that allow them:

•	To understand sustainability as a business strategy, fundamental for the sustainability and competitiveness of its economic activity.
•	To define its sustainability strategy according to the material issues identified in the Environmental, Social and Corporate Governance dimensions.
•	To understand the circular economy, measure the company's level of circularity and access methodological tools to define its circular economy strategy.
•	To create synchronous consulting spaces with experts in the area of sustainability.

We have accompanied more than 50 clients in their business transformation.

In addition, we provide support to our clients in their green, social and sustainable bond issuance processes, leveraged by our experience with this type of issuance. In 2023 we accompanied Finanzauto S.A. BIC in the structuring for the issuance of a sustainable bond for COP 61,660 million for the financing of clean transportation projects, replacement of fossil fuel use, sustainable infrastructure and construction, and generation of employment for the population in vulnerable conditions.

Engagement in our sustainable management

Grupo Bancolombia, seeking to maximize the positive impact of its sustainability practices, has created spaces for open communication on relevant ESG issues with its clients/investors in order to contribute to their strategy in aspects such as dual materiality, transparency, climate change, biodiversity and international best practices that can have a direct impact on the protection of the environment, society and the business environment.

These spaces have been implemented in two ways:

•	In a personalized manner by attending to the opportunities of each of our clients and/or investors in terms of the ESG pillars.
•	In a massive way in events in which different interest groups intervene in favor of sustainable financing.

The following is a detail of the Engagements made by each line of business to stakeholders.

Engagement Strategy	No. of Engagements
ESG Assessment Issuers	2 issuers
Sustainability as a Service*	482 customers
Climate change	25 customers

*Sustainability as a Service refers to personalized and massive knowledge spaces with clients where different topics are developed: sustainable financing, circular economy, corporate governance, ESG assessments, among others.

Commitment to Cybersecurity

Focusing on the safety of our customers and stakeholders, we continue to invest and strengthen our strategy and governance to maintain the highest safety standards in the organization, based on the alignment of corporate safety policies, standards, definitions, regulations and best practices.

From the digital evolution, we continue to enable business and the adoption of new technologies from controls, with a portfolio coverage level of 85% and a security controls adoption level of 97%.

We conduct hackathons, challenges and partnerships with educational institutions that allow us to identify, attract and train new talent to reduce the knowledge gap in cybersecurity. We do this with the intention of encouraging the new generations in the importance of information protection and to harvest, in the short term, a research seedbed of talents with specialized knowledge.

From the culture front, we developed six cybersecurity drills, security training and continuous Phishing and Ransomware exercises, reaching, on several occasions, 30,000 employees, delivering preventive recommendations against possible attacks and the importance of reporting cases through the official channel of suspicious mail.

We have managed to get the employees of Bancolombia and subsidiaries, Nequi, Wompi and other countries such as Salvador, Guatemala and Panama, to participate in training actions that allow the design of technologies, processes and practices to protect networks, computers, programs or data, from attacks, damage or unauthorized access to increase the knowledge and expertise of the talent that allows us to ensure the protection of our customers and employees and to be at the forefront.

We created specialized analytical models that optimize fraud prevention and allowed us to avoid COP 299,000 million in materialization losses (111% more than the previous year), thanks to the effective personalization of limits and transactional experiences.

In addition, we developed training strategies for fraud prevention.  We reached more than 15 million people, with multimedia content generating more than 140,000 clicks and inviting our customers to ask themselves what the safest decision is when faced with the different situations that arise when using the bank's channels and products.

With the Bus Escuela we reached more than 3,000 users nationwide and impacted 3 million customers with safety videos on branch screens.

We complemented this strategy with a campaign to share how fraud occurs and what should be done to prevent it. The actions of this campaign impacted more than 4.5 million people on average per month, and the content such as videos, images and posts published on different digital platforms reached 45,000 impressions.

Technology Infrastructure

●	Thanks to the migration of more applications to the cloud, we have achieved efficiencies of COP 95,500 million, and on average we are generating an average savings of 45% per application supported in the cloud. We have also managed to reduce by 79 hours on average the first release to production of solutions implemented in the cloud and the decrease from 48 to 2 hours in the time to enable workspaces in the cloud.
●	Furthermore, by implementing operational excellence strategies in the AWS cloud, such as consumption adjustments, automation and reengineering, we achieved savings of more than COP 800 million. We ensured the resilience of our critical processes by executing 237 IT Continuity Exercises and achieved a reduction in response times between branches and services on AWS.
●	Our software development process allowed us to automate more than 7,200 end-to-end testing scenarios to ensure the quality of our systems, find vulnerabilities and address findings to make our systems more resilient to failures.
●	We increased the computing capacity by 30% of the physical infrastructure of the Core Banking ecosystem to guarantee future transactional demand and its sustainability.
●	We link and train talents in advance. In 2023 we hired 120 Software Engineers to reduce the knowledge curve and contribute to gender diversity; we implemented "team profiles", a methodology that defines the distribution of expertise of the Technology teams according to the responsibility and complexity of each Center of Excellence, increasing productivity and technical quality.

We Support our Customers with Innovation

We structured the Sustainable Bancolombia Innovation Model, with which we provide our clients with innovation and sustainability capabilities, so that through methodologies and tools they can solve a challenge with an impact on organizations and society.

This accompaniment is carried out in a hybrid scheme (face-to-face and/or virtual) and has a platform that includes tools, activities and illustrative examples for the companies.

More than 180 people from different companies participated in this program, solving challenges related to internal efficiencies, circular economy, social and environmental impact, governance, among others.

Customer Experience

We are convinced of the importance of creating relationships that generate value for all our clients, and of the responsibility to be consistent in our actions so that they reflect our ability to serve and support the achievement of their projects. This relationship is built by being present when they need us, which is achieved by acting with impeccability, ensuring high levels of availability in channels and services, constantly evolving our processes and products, strengthening our technological capabilities and connecting from agile models to deliver experiences that are more valued.

We develop and strengthen the Customer Experience as an organizational capacity that allows us to connect collaborators and allies so that each contact with the customer is a superior experience, based on listening to them empathetically to know their needs, what they expect to be different and what they value in their experience, in order to generate more people-centered solutions, manage their requirements with greater timeliness and satisfy their needs in an impeccable manner.

In order to be people-centered, we have a defined target experience, and in 2023 we ratified the continuity of the attributes that allow us to deliver a superior experience (being Close, Reliable, Timely and Easy), accompanied by an organizational mobilization that generated close to 114,000 interactions with our employees and allies, allowing us to achieve the following advances:

We launched the Promotorex Service Model, a new content program to train some 10,500 employees in the People and SME business in tangible behaviors that materialize the attributes of our superior target experience, through the development of content inspired by the Disney service culture.

The customer experience is the result of the sum of the interactions of all the teams and partners of the organization; therefore, we have a strategy to ensure the vision and management of the experience through training, consulting, personalized support, immersions and design in action. We mobilized more than 13,000 people and 100 allied companies.

We multiplied our capacity to listen to customers, which allowed us to ensure data-driven decision making and experience management. In addition, to more easily drill down into our voice-of-customer findings, we developed sophisticated, predictive analytical models that make it easier to understand customer feedback across all metrics and improve the experience.

We also enhanced the experience design skills by deepening our understanding of accessibility and inclusion guidelines and definitions, which have allowed us to take a more holistic view of the needs of all our users with permanent or temporary disabilities. Thanks to this we have been able to develop increasingly inclusive experiences for all our customers and employees, and together with the Diversity, Equity and Inclusion team we are prioritizing accessibility, to get ahead of Colombian regulations where from 2024 all digital assets must be accessible.

Moreover, taking care of our customers in moments of high impact is also part of that superior experience. For this reason, we created strategies to react with greater timeliness and effectiveness in situations of affectation. In a challenging context, we listened to the customer's pains and the barriers they have to catch up with payments and evolved the collection management, which includes communication with close, friendly and empathetic language, as well as a digital model that allows to improve the experience.

NPS Accumulated Relational Colombia73.72%Compliance: 120%2022: 72.94%+0.78%

Compliance does not apply

Informative: not weighted in NPS Colombia

Compliance 120%

Compliance 120%

Compliance
120%

Compliance
89.9%

Goal 100%
58.50%

Goal 100%
58.1%

Goal 100%
87% to 88%

Goal 100%
86% to 87%

Corporate

Companies

Independents

SMEs

Individuals

Seg focus: Preferential + Plus

Seg focus: Plus, Large, Medium

Detractors

Detractors

Detractors

Detractors

Passives

Passives

Passives

Passives

Promoters

Promoters

Promoters

Promoters

Detractors

Passives

Promoters

91.2%

88.6%

53.5%

58.6%

57.3%

NPS Accum

NPS Accum

NPS Accum

NPS Accum

NPS Accum

NPS Accum

Bancolombia

NPS Acumulado Relacional Colombia 73.72 %

Cumplimiento: 120%

2022: 72,94%

+ 0,78 %

Personas
Seg Foco: Preferencial + Plus
Meta 100%
58.50%
8,1%
26,5%
57,3 %
NPS Acum
65,4%
Cumplimiento
89.9%
57,4 %
58,7 %
57,0 %
7,9 %
8,1 %
7,2 %
9,0 %
8,0 %
26,8%
26,7%
26,8%
25,1%
27,5%
65,3%
65,2%
66,0%
66,0%
64,5%
20224
20231
20232
20233
20234
Promotores
Neutros
Detractores
Pymes
Seg Foco: Plus, Grande y Mediana
Meta 100%
58.1%
7,8%
25,8%
58,6 %
NPS Acum
66,4%
Cumplimiento
120%
60,8 %
60,1 %
61,5 %
56,4 %
56,3 %
7,0 %
7,6 %
8,5 %
7,2 %
8,0 %
25,1%
24,8%
26,6%
24,2%
27,8%
67,9%
67,6%
64,9%
68,7%
64,2%
20224
20231
20232
20233
20234
Promotores
Neutros
Detractores
Independientes
Informativo: no pondera en el NPS Colombia
11,2%
24,2%
53,5 %
NPS Acum
64,7%
Cumplimiento
no aplica
52,4 %
53,2 %
52,0 %
56,6 %
51,8 %
10,2%
10,9%
11,1%
11,0%
11,6%
27,5%
21,6%
25,3%
26,2%
23,5%
62,3%
67,5%
63,6%
62,8%
64,8%
20224
20231
20232
20233
20234
Promotores
Neutros
Detractores
Empresas
Meta 100%
87% a 88%
1,4%
88,6 %
NPS Acum
90,0%
Cumplimiento
120%
88,9 %
89,6 %
88,9 %
87,2 %
1,3 %
0,7 %
0,7 %
1,3 %
2,2 %
7,1 %
9,7 %
9,0 %
8,5 %
8,4 %
91,6%
89,6%
90,3%
90,2%
89,4%
20223
20224
20231
20232
20233
Promotores
Neutro
Detractores
Corporativo
Meta 100%
86% a 87%
0,6%
91,2 %
NPS Acum
91,7%
Cumplimiento
120%
87,0 %
90,9 %
92,2 %
90,2 %
1,6 %
1,4 %
0,6 %
1,0 %
8,7 %
10,3 %
7,9 %
5,8 %
9,8 %
89,6%
88,4%
91,5%
93,2%
90,2%
20223
20224
20231
20232
20233
Promotores
Neutro
Detractores

We Are Where Our Customers Need Us

During the year, 95.22% of Bancolombia's transactions were made through electronic distribution channels. In addition, we reported a sales force of approximately 14,400 employees.

Companies and branches as of December 2023

Company*	Branches 2023	Branches 2022	Branches 2021
Bancolombia S.A. (Colombia)	578	583	620
Bancolombia Panamá	1	1	1
Bancolombia S.A. Panamá Branch	1	1	1
Renting Colombia	63	65	46
Valores Bancolombia	19	19	17
Valores Banistmo	1	1	1

Company*	Branches 2023	Branches 2022	Branches 2021
Banca de Inversión (Investment Banking)	2	2	2
Fiduciaria Bancolombia	8	7	7
Bancolombia Puerto Rico International Inc.	1	1	1
SUFI	2	2	2
Inversiones CFNS S.A.S.	2	2	2
Banco Agrícola	59	90	93
Arrendadora Financiera S.A.	1	1	1
Valores Banagrícola, S.A. de C.V.	1	1	1
Transportempo S.A.S.	0	1	1
Banistmo	39	39	39
Financomer	4	4	4
BAM (Guatemala)	155	157	156
Bancolombia Capital Holding LLC (Miami)	1	1	0
Total	938	978	995

* For some companies their head office is considered a branch office.

Correspondent Banks

We reported 35,423 banking correspondents including 28,468 in Colombia, 618 in Panama, 5,386 in Guatemala and 951 in El Salvador.

Mobile Service Points “MSP”

Sales advisors who periodically visit small towns offering our product portfolio. As of December, we reported 523 (494 in Colombia, 11 in Guatemala and 18 in El Salvador).

Kiosks

They provide some after-sales services, and we have 498 (210 in El Salvador and 288 in Colombia).

ATMs

We have a network of 6,076 ATMs, including 5,170 in Colombia, 572 in El Salvador and 334 in Panama.

V.	BUILDING CULTURE AND TALENT TO FOSTER COMPETITIVENESS

At Grupo Bancolombia we understand that people are our most valuable asset: our employees, their dreams and their growth is what drives us.

So, in 2023, we went a step further to create an enriching work environment that contributes to their well-being and development, with the goal of being the place where talent chooses to grow and thrive. Together we seek to achieve our higher purpose of promoting sustainable development for the well-being of all.

On this path, and to respond to the challenges of the current labor reality, we renew the value proposition to employees so that each one can say with pride and commitment: “Bancolombia is the best place to work!” This is how we defined three pillars that make up the work experience in the organization: development, connection and enjoyment, through which we strengthen our employer brand to attract, empower and retain the best talent, in an environment that enhances their development in a framework of respect, equity and inclusion, where all people feel free to be who they want to be.

Development for the Personal and Professional Growth of Our Employees

Knowledge is a valuable resource that is created from preparation, collaborative construction, experimentation, continuous improvement and interaction with others. In our work environment, we make organizational purpose the inspiration that motivates us to take on challenges, to try new ways of doing things, to learn from mistakes and empower ourselves to conceive high-impact projects that generate exceptional results. Following this premise, we implemented different strategies to mobilize the comprehensive development of skills that encompass being, knowing and doing to evolve and become the best version.

In line with our vision, during 2023 we invested in the development of our employees through multiple programs designed according to the strategic needs of the business and best practices. The objective is to contribute to the evolution of our employees, helping them to achieve their best version and meet the proposed goals.

One of the key pillars of this initiative is the Plan Carrera (Career Plan), an organizational growth model that has evolved away from the prioritization of positions and hierarchies in order to empower employees to project their career to grow in the short, medium and long term through their contribution to organizational objectives, the reflection of expected behaviors, expertise in their role and the generation of value in the organization. Currently, 3,197 talents, whose roles apply, participate in this program. As part of the benefits, they have received significant investment of more than COP 10,400 million.

Similarly, this year we invested COP 1,167 million in the development of our talent pool in all countries to contribute to their personal and professional development, and thus anticipate the needs and challenges of the future through the comprehensive preparation of the talents that will take on the leadership of the organization. In each talent pool, we achieve outstanding results in terms of their loyalty:

High Potential Talents: 96.9% of loyalty rate

Key Talents: 98.5% of loyalty rate

Specialized Talents: 94.6% of loyalty rate

On a more general spectrum, the organization's employees received more than 1,129,000 hours of training, with a total value of COP 16,748,324,252. We highlight that 85% of our leaders acquired new knowledge and strengthened their skills through our Leadership Institute, and nearly 9,000 employees were part of our schools. Likewise, 99% of our employees successfully completed their annual virtual training plan, dedicating an average of 43 hours to their professional development.

These academic programs are built together with high-level national and foreign institutions and the participation of our employees, to take advantage of internal knowledge and experience in specific topics, thus facilitating coverage and efficiency.

Likewise, we encourage reflections so that our employees find the connection that exists between their daily actions and decisions and the materialization of a purpose that positively impacts the environment, the organization and society.

There are other initiatives that contributed to the training, development, growth and personal, professional, social and economic well-being of employees, which have allowed us to strengthen our employer brand and consolidate our position as one of the leading companies to work for in the country and attract and retain employees with key skills, as well as emerging professionals in strategic areas such as technology, cybersecurity, design, analytics and artificial intelligence. Among these, in Colombia, the following stand out:

IT Generation: This program aims to attract people with knowledge and interest in technology, anticipating the demands for talent in this area. Additionally, we seek to close the gaps in female participation in masculinized areas, promoting the inclusion of women in the technological field, with a goal of hiring 25% of women in said program, which closed at 35%, exceeding expectations.

Open House Bancolombia: with the purpose of consolidating ourselves as the main option in the minds and hearts of young Colombians in terms of employment, we inaugurated the third edition of Open House Bancolombia. This event, held in a hybrid manner, included talks designed for senior managers and expert leaders to share their knowledge with the future of talent in our country. In total there were 15 conferences, which impacted 9,550 people.

Talento B is a program that brings together young people who are passionate about strategic topics such as: data science, cybersecurity, experience design and technology, through participation in real projects and challenges of the organization, in order to prepare future Bancolombia experts. This year, 62 young people entered the program in the junior stage, 37 advanced to the senior stage and 67% of the Talento B who completed the program in 2023 were promoted to specialized positions in the organization.

Bank Design: We want to maintain our position as an organization desired by specialized design talent. With this in mind, we convened professionals from all over the country in experience design, interfaces and research, who demonstrated their skills in tackling a challenge focused on accessibility for senior citizens.

Mujeres tech (Tech Women): is a strategy aimed at promoting job opportunities for women in technology. This initiative involves a network of female ambassadors from the vice-presidency of Technology Services, who are responsible for disseminating the organization's purpose and mobilizing knowledge to inspire and collaborate with new generations. These female ambassadors will receive training, including workshops and courses to improve their communication skills, and will be rewarded based on their participation. To date, 9 Tech Women have participated in various activities such as webinars, talks and events, among others.

Experiencia Bancolombia (Bancolombia Experience): Under this program we received 503 students from schools and universities in Medellín, to connect them with our culture, and challenge their knowledge in solving a business challenge, on trending topics.

DataFest: our first analytics fair, which became an enriching learning and knowledge experience in which more than 244 people, members of DataBank (our analytics community) and university students participated, obtaining a satisfaction indicator of 9.5 out of 10 and a Net Promoter Score (NPS) of 85.

In addition, the team of the Vice-Presidency of Talent and Culture evolved their ways of working and participated in a development program to become agile, contextual and daring professionals at the service of organizational purpose and strategy, an evolution that also seeks to incorporate analytical knowledge and cutting-edge practices for decision making centered on knowledge and talent experience.

Making Things Happen Through Connection

Connection is essential to maintain an inspiring work environment that encourages the creation of enriching relationships within a framework of respect.

During 2023, we focused our efforts on fostering collaboration, diversity and trust in our work environment. To enhance our employees' experience, we actively listen to their opinions through tools such as “Y tú qué dices” (What you think). This provides us with the opportunity to identify the areas in which we excel positively and those in which we can make improvements within our work environment.

In addition, we conducted a demographic analysis of our workforce using data that our employees voluntarily provide. We also undertook an analysis of their journey within the organization, from their onboarding process to the end of their career, and developed a three-year strategic plan to intervene and improve their experience.

As part of the strengthening of the Contigo (With You) System, aimed at addressing complaints related to workplace violence, sexual misconduct and discrimination, the bank has implemented a Human Rights remediation protocol. Through this protocol, various mechanisms are provided for stakeholders to report any infringement of human rights, discriminatory behavior or other improper acts. The ethics hotline and the coexistence committee are key channels for receiving complaints, in accordance with Colombian and Panamanian regulations.

Although there were no direct cases of human rights violations resulting from the bank's operations in 2023, the Contigo System managed cases in which related third parties violated human rights through inappropriate sexual behavior towards employees, implementing immediate action and reparation plans. The reparation measures included hours of psychological first aid, legal advice, reporting to authorities, administrative and disciplinary actions, application of the Methodological Route for employee care in real time, additional clauses in contracts with allies, and advice to allies on the preparation of their protocols. We investigate all cases under strict parameters of neutrality and confidentiality.

We have also intervened and automated talent selection, feedback, and onboarding processes through artificial intelligence platforms and the delivery of test result reports including resources for their interpretation, all while working collaboratively with strategic areas of the organization to ensure a comprehensive approach to improving the experience of our employees and seeking to provide the organization with increasingly transparent selection processes towards inclusion, strengthening ourselves as a bias-free and stereotype-free organization.

Advancement in the Consolidation of our Culture

In the third year since the declaration of our culture that defines the traits and behaviors that identify us, as well as the actions that we do not tolerate within the organization through MovimientoB (Movement B) and LíderB (Leader B), we have reaffirmed the experience of these values by our employees, as evidenced by the results of our "Y tú qué dices" study:

•	All of MovimientoB's traits and LíderB's responsibilities have experienced a growth in their assessment, surpassing 9 out of 10 possible points, which demonstrates the appropriation of the culture and the generation of connection and belonging.
•	Integrity and Being Human are the most prominent traits in Movimiento B, which define the way in which we at Bancolombia relate and make decisions, highlighting the importance of creating close relationships based on trust, diversity, equity and collaboration, and promoting our consistent and transparent actions.
•	In LíderB, the commitment of leaders to purpose and strategy stands out as the best-rated responsibility, underscoring our focus on achieving organizational purpose.

The challenge we face in this cultural journey is turning dynamism into the key to facing changes, maintaining a balance between operational excellence and speed in delivering solutions to the customer to ensure an extraordinary experience.

Finally, we are no strangers to the main challenges worldwide regarding leadership. Facing the new environments of the working world, facilitating people's development is one of the most challenging responsibilities and will occupy LíderB's work agenda in the coming years.

Enjoyment and Harmony as a Fundamental Part of Life

We firmly believe that each employee is a valuable human being with dreams, aspirations, and individual needs that, when part of a healthy work environment where collaboration, trust and cohesion among teams are promoted, they become more productive, creative and committed to their goals. Their happiness and satisfaction are reflected in their job performance and the positive impact they can have on society.

To achieve this, we strive to create an environment where each employee feels listened to, respected, and valued, and where outstanding performance and well-being go hand in hand, seeking harmony among the different dimensions of wellness. This is how the #ElegimosElBienestar (#WeChooseWellness) strategy was born, where we understand that well-being is an individual decision with a collective impact that we make on a daily basis, a conscious choice that transcends the limits of the company to converge in the individual conscience of each employee.

Based on the opportunities offered by new ways of working, we have launched the "A Tiempo" (On Time) strategy, an initiative that provides experiences, recommendations and spaces aimed at optimizing time management in the work environment. Our main goal is to make well-being a reality by promoting self-care and a harmonious balance between work and personal life, providing inclusive and segmented options for administrative and commercial areas.

In 2023, we succeeded in developing a diversified offer that provides over 19,000 employees, both administrative and commercial, with various options and practices to enhance their time management experience. We also coordinated, without affecting the customer experience, the possibility for over 6,300 employees from 400 branches nationwide to enjoy Friday afternoons off, have a smoother return after their vacations, or have time off on their birthdays.

Thus, "A Tiempo" empowers our employees to make consistent decisions, fostering shared responsibility and allowing greater flexibility in time management, which, in turn, contributes to well-being, exceptional performance, and increased productivity.

Similarly, as a contribution to the care economy and the well-being of new employee families, the “Creando Vínculos” (Creating Bonds) program was born, combining different flexible work schemes to facilitate parents spending the majority of their time with their children during their first year of life.  To date, close to 70 employees are enjoying this benefit.

In addition to this, other achievements of the year were:

•	11,204 employees are part of flexible work schemes, representing 80% of administrative employees, in a context where flexibility, trust, and well-being are our premises to attract and develop the talent our organization needs to achieve its purpose.
•	Recognizing the efforts of 550 outstanding employees in Being an Example 2023, as well as promoting spaces for people and their families to enjoy, such as the five-year anniversary celebrations, national family parties, Employee Week, and Adventure Challenge 2023.
•	In the countries where we operate, we provide benefits to our employees and their families, including credits, savings programs, insurance, psychological support, financial advice, among many more personal development activities, with an investment of over USD 346 million, covering all employees.

BMovers Community to Boost Well-being

We stay at the forefront, driven by behavioral sciences and in collaboration with our community of 209 employees, we continue to promote culture and well-being. This year, through the “Hackea tu cerebro y elige el bienestar” (Hack Your Brain and Choose Well-being) initiative, we have shared knowledge with over 8,000 employees about how our brain works to develop habits and make decisions that promote the relationship between well-being and exceptional performance.

Among our achievements are:

•	The participation of 8,064 employees in Colombia, whom we have guided in forming habits related to time management, contributing to well-being and exceptional performance.
•	Generating efficiencies of over COP 320 million by leveraging internal talent through the BMovers community.
•	Banco Agrícola: 16 Bmovers impacting over 400 leaders in the LíderB Boot Camp.
•	BAM: 20 Bmovers impacting 400 leaders in the LíderB Boot Camp.
•	Banistmo: 19 Bmovers impacting 93% of employees in the “Juntos por la Ruta 16” (Together for Route 16) workshops.

Dialogue to Build From What Unites Us

We have a Social Dialogue model characterized by promoting respectful conversation spaces, reflecting our firm determination to achieve a balance between our employees' well-being and the organization's sustainability.

Thanks to this approach, we have managed to negotiate our collective agreement at the direct settlement stage, where respect for differences and trust played a fundamental role.

These values allowed us to ensure a solid balance between our employees' well-being and the Bank's sustainability.

The most outstanding milestones of this agreement are as follows:

•	Validity of 3 years, covering the period 2023-2026.
•	Salary increase: A 14.5% increase during the first year, followed by an increase equivalent to the variation of the CPI+2.3 percentage points in the second year and an increase of CPI+2.5% in the third year.
•	Health: We have improved the health policy, increasing coverage by 12.5%.
•	Education: Increase in the value of the aid so that employees, their spouses, and their children can access education programs to continue developing their skills and knowledge for the new demands of the current world.
•	Housing: We have increased the second credit fund by a percentage equivalent to the salary increase for each conventional year and have allocated additional resources for the approval of pending second housing loans that meet the conditions.

In the regulatory field, several initiatives stand out, such as reducing the workweek to 42 hours starting January 1, 2025, surpassing the current Colombian regulation of 47 hours per week. An explicit commitment is established regarding work disconnection during rest periods, recognizing the importance of maintaining a healthy balance between work and personal life. Likewise, a specific approach is adopted for the assignment of work forms, with a formal commitment to shared responsibility of men and women in care responsibilities. We reaffirm our commitment to employee well-being and our zero-tolerance stance on any conduct that violates dignity.

These agreements apply to about 12,000 employees with operational positions and business lines.

Diversity, Equity, and Inclusion

At Bancolombia, we are convinced that development is only sustainable if it is also inclusive and generates well-being opportunities for all people, without distinction. Therefore, in 2023, we consolidated a diversity, equity, and inclusion strategy that we have been working on for over 5 years to contribute to building a world with fewer labels, where each person can freely identify and promote their life project, without limits imposed by stereotypes.

This strategy, led by a DEI directorate created in 2022 which reports to the Presidency to mobilize all necessary resources and capacities within and outside the organization, has three prioritized approaches so far: gender equity and empowerment of women, inclusion of sexual diversity, and accessibility for people with disabilities. However, there are still many challenges for other populations, such as ethnic groups, migrants, youth, and the elderly, that we also want to recognize and work on in the future, in line with our corporate policy of Diversity, Equity, and Inclusion.

In 2023, our DEI strategy received the Aequales certification, a recognition that only 9 other Colombian companies have. They, like Bancolombia, are transforming their policies and processes with gender equity and diversity criteria. Among the initiatives highlighted by the certification is the DEI Community that we created with our suppliers and allies to exchange knowledge and best practices on these topics.

The Aequales certification also recognizes the efforts we made during the last year to consolidate a gender-focused value proposition for our more than 9 million female customers in Colombia. At Bancolombia, we not only have differential credit products for women, such as “Agro para Todas” (Agro for All Women) and the ordinary loan line for women-led companies, through which we disbursed over COP 400,000 million in 2023, but also training strategies and other non-financial solutions that allow us to continue strengthening our relationship with them.

For example, more than 3,200 women benefited from “Elévate” (Reach New Heights), our financial training platform for entrepreneurs and micro-business owners, and more than 340 were part of “Emprender Mujer” (Entrepreneur Woman), a business training program on business, impact, and leadership: 150 in cities such as Medellín, Cali, and Barranquilla, and 190 in 22 municipalities in Antioquia.

Our goal is to continue building capacities in women, especially those with their own businesses, and facilitating their access to credit. To achieve this, we need to strengthen alliances that allow us to better understand their needs and reach new market sectors. Therefore, in 2023, we participated in Project Germina, along with Comfama, USAID, Agricapital, ImpactHub, and MET Community, to provide loans to over 400 rural women entrepreneurs and micro-businesswomen in Antioquia.

We know that the resources we put into women's hands multiply as well-being opportunities for their surroundings. With this premise, we not only focus on entrepreneurship but also on formal employment, to contribute to the autonomy and economic empowerment of more women in Colombia. This year, we also renewed our alliance with the Juanfe Foundation, an organization that works to break the cycles of poverty of vulnerable teenage mothers, under which over 600 women in Medellín accessed technical and professional training for employment.

This gender-focused business value proposition also requires us to mobilize other companies to be part of the change. Therefore, in 2023, we launched a credit line tied to the Equipares certification, a seal awarded by the UNDP and the National Government to organizations that implement the best gender equity practices in Colombia. The line has an economic incentive, with an interest rate 100 basis points below the rate for traditional ordinary portfolios. This year we disbursed COP 4,200,000 million to certified companies.

In the same line, with the aim of strengthening an increasingly inclusive supply chain, we joined Sourcing2Equal, an initiative of the International Finance Corporation (IFC) that seeks to generate business between small and medium-sized enterprises led by women and large companies in Colombia.

With the She Is Foundation, we continue to work to connect women, from a young age, with science, technology, engineering, and mathematics, areas of knowledge where future professional development opportunities are concentrated. 100 girls from different regions of the country were part of She Is Astronaut, participating for 4 months in a virtual STEM training program, and another 35 experienced a scientific immersion at the NASA Space Center in Houston, Texas.

In 2023, we joined the Chamber to continue working for the financial inclusion of the LGBTIQ+ population and other historically discriminated social groups. In partnership with this organization and with ImpactHub, we conducted the first entrepreneurship boot camp in the country aimed at sexually diverse people who have their own businesses, in which 30 entrepreneurs from different cities participated.

Human Rights "Promote, Respect, and Remedy"

(Operations subject to human rights impact assessments or reviews)

At Bancolombia Group, we consider it essential to promote, respect, and effectively address issues related to human rights. Since 2013, we have established a public declaration committed to Human Rights, which is based on the Universal Declaration of Human Rights supported by the UN, as well as the Guiding Principles on Business and Human Rights, endorsed by the UN Human Rights Council. This declaration is complemented by voluntary commitments, such as the Equator Principles, Principles for Responsible Investment, and the Carbon Disclosure Project. These commitments encompass climate protection, combating corruption, managing water resources, and promoting peace, among other relevant aspects.

Over the years, we have strengthened our responsible and sustainable business conduct by implementing new strategies and policies that positively impact our employees, customers, suppliers, and society as a whole. This action has been fundamental to prevent and mitigate adverse effects on human rights directly related to our operations. Among our most prominent policies are the Mitigation and Remediation Protocol, the Responsible Corporate Investment Policy, the Diversity, Equity, and Inclusion Policy, as well as the Policy to promote healthy coexistence and gender equity. Additionally, we have aligned our labor practices with the Sustainable Development Goals (SDGs) and implemented human rights due diligence processes, among other significant initiatives.

At the center of our approach is the preservation of the intrinsic value of human dignity. Therefore, we strongly reject all forms of discrimination, human trafficking, forced labor, or child labor. We actively commit to promoting wage equality, freedom of association, and collective bargaining in all our interactions with significant groups.

Our Human Rights policy is based on four fundamental pillars:

1. Human Rights in Business.

2. Human Rights in the Supply Chain.

3. Human Rights with our Employees.

4. Human Rights in society.

For more details on the actions carried out in each pillar, we invite you to consult the 2023 Human Rights Report of Bancolombia Group through the following link:

https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/958e664e-0139-42b1-85b7-377f08e493e7/Informe+DDHH+Grupo+Bancolombia+2022..pdf?MOD=AJPERES&CVID=oGkw1CW

Employee Relationship

TALENT MANAGEMENT

a.	DISTRIBUTION OF EMPLOYEES BY COMPANY AND COUNTRY
Bancolombia, domestic subsidiaries, and foreign subsidiaries
Country	No. of Employees
Bancolombia (Colombia)	23,693
Banco Agrícola (El Salvador)	2,953

Banistmo (Panama)	2,432
OffShore	161
BAM (Guatemala)	3,706
Other Bancolombia Group companies
Other Bancolombia Group Companies: *Number of employees: Renting, Transportempo S.A.S., Nequi, Wenia, Valores Simesa, among others.	1,811
Other types of non-direct contracts
External-Service contract	29,803
Interns/trainees	902

Subtotal Employees	32,945
Other companies	1,811
Total Employees	34,756

*For the figures presented below, we consider the number of direct employees by Bancolombia with domestic subsidiaries and their foreign subsidiaries, i.e., 32,945 employees.

Indicator	2022	2023	Variation (%)	Numerical Variation
	Number	Number
Number of Employees	31,159	32,945	5.42%	1,786

b.	GRI 405-1 DEMOGRAPHICS

We acknowledge demographic diversity and generational shifts, seeking greater flexibility in all organizational development processes and the inclusion of gender, knowledge, and different capabilities.

Indicator		2022		2023
		Number	%	Number	%
Gender	Women	18,818	60%	19,700	60%
	Men	12,341	40%	13,245	40%

Age	Employees under 30 years old	9,164	29%	9,743	30%
	Employees aged 30 - 50 years old	19,526	63%	20,669	63%
	Employees over 50 years old	2,469	8%	2,533	8%
Seniority	Employees with less than 3 years of service	7,902	25%	10,271	31%
	Employees with 3-10 years of service	10,599	34%	9,508	29%
	Employees with more than 10 years of service	12,658	41%	13,166	40%
Diversity	Number and % of women in leadership roles	2,083	52%	1,955	52%
	Number of women in junior roles	1,601	55%	1,763	53%
	Number and % of women in senior management	205	42%	192	40%
	Number and % of women in commercial roles	1,208	58%	1,165	58%
	Number and % of women in STEM (Science, Technology, Engineering, and Mathematics) roles	2,835	44%	3,542	40%
	Number of minority employees (people with disabilities, ethnic minorities, Afro-descendants, etc.)	146	1%	248	1%

*The data includes Banco and domestic subsidiaries, Banistmo, Bancolombia Panamá, Bancolombia Puerto Rico, Banco Agrícola, and BAM.

*The Senior Management category includes senior management through to the presidency.

*STEM employees have been identified through their academic background.

Women in Leadership Positions - Colombia
Classification	2023
	Number of employees	Participation
Female	145	40.2%
Male	216	59.8%
Grand Total	361	100.0%

c.	New Employee Rates. d.

Indicator	2022		2023
	Events	% / rate	Events	% / rate

Total Hires	4,768	15%	4,686	14%
Female Hires	2,527	53%	2,571	55%
Male Hires	2,241	47%	2,115	45%
Employee Hires under 30 years old	3,296	69%	3,143	67%
Employee Hires aged 30 - 50 years old	1,448	30%	1,517	32%
Employee Hires over 50 years old	24	1%	26	1%
Hires at Bancolombia	2,837	13%	2,731	12%
Hires at Banistmo	470	20%	446	18%
Hires OffShore	12	7.90%	22	14%
Hires at Banco Agrícola	532	18%	517	18%
Hires at BAM	917	26%	970	26%

*The data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (OffShore), and BAM.

d.	GRI 401-1 TURNOVER (PARTICIPATION) DUE TO EMPLOYEE DEPARTURES

Indicator	2022		2023
	Events	Turnover %	Events	Turnover %
Total Departures	3,586	12%	2,910	9%
Female Departures	1,887	53%	1,678	58%
Male Departures	1,699	47%	1,232	42%
Employee Departures under 30 years old	1,335	37%	1,168	40%

Employee Departures aged 30 - 50 years old	1,897	53%	1,430	49%
Employee Departures over 50 years old	354	10%	312	11%
Voluntary Departures	1,787	50%	1,452	50%
Departures without just cause (dismissals)	231	6%	257	9%
Departures by mutual agreement	1,031	29%	626	22%
Departures with just cause	123	3%	122	4%
Departures due to retirement/pension	63	2%	55	2%
Departures during probation period	45	1%	44	2%
Departures due to death	18	1%	15	1%
Departures due to contract termination	286	8%	331	11%
Departures - pension due to disability	1	0%	0	0%
Departures due to other reasons	2	0%	8	0%

*The data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (OffShore), and BAM.

Representative Turnover Indicator	2023
	Events	Turnover %
Turnover Bancolombia Departures	1,370	5.8%
Turnover Banistmo Departures	306	12.6%
Turnover OffShore Departures	13	8.1%

GRI 401-1 TURNOVER DUE TO EMPLOYEE DEPARTURES

Indicator	2022		2023
	Events	Turnover %	Events	Turnover %
Voluntary Departures	1,787	5.70%	1,452	4.41%
Departures without just cause (dismissals)	231	0.70%	257	0.78%
Departures by mutual agreement	1,031	3.30%	626	1.90%
Departures with just cause	123	0.40%	122	0.37%
Departures due to retirement/pension	63	0.20%	55	0.17%
Departures during probation period	45	0.10%	44	0.13%
Departures due to death	18	0.10%	15	0.05%
Departures due to contract termination	286	0.10%	331	1.00%
Departures - pension due to disability	1	0.00%	0	0.00%
Departures due to other reasons	2	0.00%	8	0.02%

*The data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (OffShore), and BAM.

e.	GRI 401-1 PROMOTIONS AT GRUPO BANCOLOMBIA
Indicator	2022		2023
	Events	Promotion Rate	Events	Promotion Rate
Total Promotions	6,037	19%	4,093	12%
Female Promotions	3,422	57%	2,300	56%
Male Promotions	2,615	43%	1,793	44%

*The data includes Bancolombia and domestic subsidiaries, Banistmo, Banco Agrícola, Bancolombia Puerto Rico/Bancolombia Panamá (OffShore), and BAM.

f.	GRI 405-2 SALARY REMUNERATION BY GENDER AND AGE RANGES

With the aim of aligning with UN Women's international standards, and based on internal decisions stemming from the confidentiality of figures in public reports, salary equity data is adjusted at the Senior Management level by eliminating President positions or those reporting directly to them with high strategic impact. The calculation is also adjusted by job valuation level with Korn Ferry methodology in line with the ILO principle that equal work deserves equal pay. For this same reason, and additionally due to distortions in the wage gap because of the exchange rate, a single average and median salary for women and men respectively that averages all banks and Offshore offices is not published.

Bancolombia – Colombia 2023 (Figures in COP)
Hierarchical Level	Gender	Population Percentage	Average Monthly Salary	% Below Men
Senior Management	Female	40%	19,187,110	2.18%
	Male	60%	20,820,116
Mid-Level Strategic	Female	55%	9,116,748	3.99%
	Male	45%	9,583,151
Professional	Female	54%	5,011,414	0.29%
	Male	46%	5,140,476

Operational	Female	69%	3,457,890	0.98%
	Male	31%	3,529,151

Banistmo 2023 (Figures in USD)
Hierarchical Level	Gender	Population Percentage	Average Monthly Salary	% Below Men
Senior Management	Female	50%	9,875	4.34%
	Male	50%	10,455
Mid-Level Strategic	Female	62%	4,138	5.77%
	Male	38%	4,452
Professional	Female	57%	1,870	9.07%
	Male	43%	2,101
Operational	Female	77%	937	1.14%
	Male	23%	968

OffShore 2023 (Figures in USD)
Hierarchical Level	Gender	Population Percentage	Average Monthly Salary	% Below Men
Senior Management	Female	50%	12,544	-9.32%
	Male	50%	12,339
Mid-Level Strategic	Female	59%	4,374	-3.70%
	Male	41%	3,617
Professional	Female	68%	2,146	2.36%
	Male	32%	2,174
Operational	Female	70%	1,015	10.44%
	Male	30%	1,163

Banco Agrícola 2023 (Figures in USD)

Hierarchical Level	Gender	Population Percentage	Average Monthly Salary	% Below Men
Senior Management	Female	39%	6,563	7.73%
	Male	61%	7,583
Mid-Level Strategic	Female	51%	2,680	3.03%
	Male	49%	2,909
Professional	Female	50%	1,278	1.62%
	Male	50%	1,341
Operational	Female	59%	580	0.29%
	Male	41%	578

BAM 2023 (Figures in USD)
Hierarchical Level	Gender	Population Percentage	Average Monthly Salary	% Below Men
Senior Management	Female	27%	11,695	-10.58%
	Male	73%	10,032
Mid-Level Strategic	Female	34%	3,974	0.68%
	Male	66%	3,444
Professional	Female	46%	1,323	3.69%
	Male	54%	1,412
Operational	Female	58%	519	0.38%
	Male	42%	523

g.	Talent Education h.
Indicator	2023
Leaders trained in the Instituto de Liderazgo (Leadership Institute) program*	5572 managers, 96% of the total managers.
New trained managers*	618 managers, 84% of new managers.
Total training hours	1451376
Average training hours per employee	43 hours/employee
Average virtual training hours per employee
35 hours/employee

Average face-to-face training hours per employee
8 hours/employee
Average hours of training per male employee
42 hours/employee
Average hours of training per female employee	44 hours/employee
Indicator	2023
Average hours of training per employee managers	71
Average hours of training per non-managers employee	39
Average investment in training per person*	USD 175
Fellows	30 employees

*Data includes domestic Bank and Subsidiaries, Banistmo, Off shore (Bancolombia Panamá/ Bancolombia Puerto Rico), Banco Agrícola and BAM.

**The classification of managers includes Senior and Mid-Level Strategic Management. Non-managers include Professionals, Operatives, and Trainees.

Compliance with Anti-Corruption Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,943	13	2,956	99.56%
Banco Agrícola	2,408	14	2,422	99.42%
Bancolombia	18,227	15	18,242	99.92%
Puerto Rico	7	0	7	100.00%
Grand Total	25,560	45	25,605	99.82%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	647	4	651	99.39%
Banco Agrícola	425	2	427	99.53%

Bancolombia	2,488	1	2489	99.96%
Puerto Rico	1	0	1	100.00%
Grand Total	3,967	7	3,974	99.82%

Anti-Fraud Training Compliance 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,946	10	2,956	99.66%
Banco Agrícola	2,408	14	2,422	99.42%
Bancolombia	18,229	13	18,242	99.93%
Puerto Rico	7	0	7	100.00%
Grand Total	25,565	40	25,605	99.84%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	647	4	651	99.39%
Banco Agrícola	425	2	427	99.53%
Bancolombia	2,488	1	2,489	99.96%
Puerto Rico	1	0	1	100.00%
Grand Total	3,967	7	3,974	99.82%

Compliance with Cybersecurity Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,948	8	2,956	99.73%
Banco Agrícola	2,411	11	2,422	99.55%
Bancolombia	18,231	11	18,242	99.94%
Puerto Rico	7	0	7	100.00%

Grand Total	25,572	33	25,605	99.87%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	647	4	651	99.39%
Banco Agrícola	427		427	100.00%
Bancolombia	2,488	1	2,489	99.96%
Puerto Rico	1	0	1	100.00%
Grand Total	3,969	5	3,974	99.87%

Compliance with Code of Ethics Training
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,949	7	2,956	99.76%
Banco Agrícola	2,416	6	2,422	99.75%
Bancolombia	18,235	7	18,242	99.96%
Puerto Rico	7	0	7	100.00%
Grand Total	25,582	23	25,605	99.91%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	649	2	651	99.69%
Banco Agrícola	426	1	427	99.77%
Bancolombia	2,489	0	2,489	100.00%
Puerto Rico	1	0	1	100.00%
Grand Total	3,971	3	3,974	99.92%

Compliance with DEI Training 2023
Employees	Approved	In progress	Grand Total	Compliance %

Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,919	37	2,956	98.75%
Banco Agrícola	2,412	10	2,422	99.59%
Bancolombia	18,232	10	18,242	99.95%
Puerto Rico	7	0	7	100.00%
Grand Total	25,545	60	25,605	99.77%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	640	11	651	98.31%
Banco Agrícola	426	1	427	99.77%
Bancolombia	2,488	1	2,489	99.96%
Puerto Rico	1	0	1	100.00%
Grand Total	3,961	13	3,974	99.67%

Compliance with Occupational Health and Safety Risk Management Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia	18,225	17	18,242	99.91%
Grand Total	18,225	17	18,242	99.91%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia	2,487	2	2,489	99.92%
Grand Total	2,487	2	2,489	99.92%

Compliance with Personal Data Protection Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Banistmo	1,852	3	1.855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,943	13	2.956	99.56%
Bancolombia	18,230	12	18.242	99.93%
Grand Total	23,025	28	23.053	99.88%
Managers	Approved	In progress	Grand Total	Compliance %

Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	647	4	651	99.39%
Bancolombia	2,488	1	2,489	99.96%
Grand Total	3,513	5	3,518	99.86%

Compliance with SAC Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia	18,233	9	18,242	99.95%
Grand Total	18,233	9	18,242	99.95%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia	2,488	1	2,489	99.96%
Grand Total	2,488	1	2,489	99.96%

Compliance with SARLAFT Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,936	20	2,956	99.32%
Banco Agrícola	2,408	14	2,422	99.42%
Bancolombia	18,224	18	18,242	99.90%
Puerto Rico	7	0	7	100.00%
Grand Total	25,550	55	25,605	99.79%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	646	5	651	99.23%
Banco Agrícola	424	3	427	99.30%
Bancolombia	2,487	2	2,489	99.92%
Puerto Rico	1	0	1	100.00%
Grand Total	3,964	10	3,974	99.75%

Compliance with SARO Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,939	17	2,956	99.42%
Banco Agrícola	2,408	14	2,422	99.42%
Bancolombia	18,226	16	18,242	99.91%
Puerto Rico	7	0	7	100.00%
Grand Total	25,555	50	25,605	99.80%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	647	4	651	99.39%
Banco Agrícola	424	3	427	99.30%
Bancolombia	2,487	2	2,489	99.92%
Puerto Rico	1	0	1	100.00%
Grand Total	3,965	9	3,974	99.77%

Compliance with Information Security Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1852	3	1855	99.84%
Banco Agromercantil de Guatemala (BAM)	2943	13	2956	99.56%
Banco Agrícola	2408	14	2422	99.42%
Bancolombia	18,229	13	18,242	99.93%
Puerto Rico	7	0	7	100.00%
Grand Total	25,562	43	25,605	99.83%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%

Banco Agromercantil de Guatemala (BAM)	647	4	651	99.39%
Banco Agrícola	424	3	427	99.30%
Bancolombia	2,488	1	2,489	99.96%
Puerto Rico	1	0	1	100.00%
Grand Total	3,966	8	3,974	99.80%

Compliance with Sustainability Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,948	8	2,956	99.73%
Banco Agrícola	2,412	10	2,422	99.59%
Bancolombia	18,234	8	18,242	99.96%
Puerto Rico	7	0	7	100.00%
Grand Total	25,576	29	25,605	99.89%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	648	3	651	99.54%
Banco Agrícola	426	1	427	99.77%
Bancolombia	2,488	1	2,489	99.96%
Puerto Rico	1	0	1	100.00%
Grand Total	3,969	5	3,974	99.87%

Compliance with SOX Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	123	0	123	100.00%
Banistmo	1,852	3	1,855	99.84%
Banco Agromercantil de Guatemala (BAM)	2,940	16	2,956	99.46%

Banco Agrícola	2,408	14	2,422	99.42%
Bancolombia	18,226	16	18,242	99.91%
Puerto Rico	7	0	7	100.00%
Grand Total	25,556	49	25,605	99.81%
Managers	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	647	4	651	99.39%
Banco Agrícola	424	3	427	99.30%
Bancolombia	2,487	2	2,489	99.92%
Puerto Rico	1	0	1	100.00%
Grand Total	3,965	9	3,974	99.77%

Compliance with Employee Knowledge Training 2023
Employees	Approved	In progress	Grand Total	Compliance %
Bancolombia Panamá	28	0	28	100.00%
Banistmo	378	0	378	100.00%
Banco Agromercantil de Guatemala (BAM)	648	3	651	99.54%
Banco Agrícola	426	1	427	99.77%
Bancolombia	2,488	1	2,489	99.96%
Puerto Rico	1	0	1	100.00%
Grand Total	3,969	5	3,974	99.87%

h.	GRI 404-3 PERFORMANCE EVALUATION

The target group of employees to be evaluated was 33,829*.

Indicator	2022		2023
	Number	%	Number	%
Employees with performance appraisal*	29,388	99%	31,845	100%
Women with performance appraisal*	17,845	99%	19,082	100%
Men with performance appraisal*	11,543	99%	12,763	100%

Employees with performance appraisal by Labor Category	Women	Men	Total	% by Labor Category
Senior Management	189	284	473	1.5%
Mid-Level Strategic	1,749	1,532	3,281	10.3%
Professional	6,620	5,821	12,441	39.1%
Operational	10,524	5,126	15,650	49.1%
Percentage by gender	60%	40%	31,845	100.0%

*This data includes the target audience (33,829), and employees who were exempted due to extended absences or union permits (1,984).

*The data includes Banco and domestic subsidiaries, Banistmo, Bancolombia Panamá, Bancolombia Puerto Rico, Bancolombia Capital, Banco Agrícola, and BAM.

**For Bancolombia and its domestic subsidiaries, the 360 competence assessment is implemented, which allows for a comprehensive performance view, obtaining feedback not only from our leader but also from our colleagues and leaders of their team, making the assessment more transparent and objective, generating value for employee development. For Banistmo, Bancolombia Panama, Bancolombia Capital, Banco Agrícola, and BAM, a partial percentage of the population participated in a pilot program.

**Top-down performance appraisal (Leader-to-Employee Assessment).

i.	GRI 401-2 WELL-BEING

Bancolombia and Domestic Subsidiaries (Figures in COP)
Investment in Quality of Life programs	15,346,902,142
Number of Quality of Life activities developed	31,946
Number of wellness activities developed	944
Number of activities developed for the employee's health	7,797
Number of activities developed in human security	23,205
Number of employees and their families participating in Quality of Life programs	165,525

Banistmo (Figures in USD)
Investment in Quality of Life programs	USD 420,510
Number of Quality of Life activities developed	391
Number of wellness activities developed	222
Number of activities developed for the employee's health	76

Number of activities developed in human security	93
Number of employees and their families participating in Quality of Life programs	47,525

OffShore (Bancolombia Panamá and Puerto Rico – Figures in USD)
Investment in Quality of Life programs	USD 125,928
Number of Quality of Life activities developed	473
Number of wellness activities developed	386
Number of activities developed for the employee's health	87
Number of activities developed in human security	0
Number of employees and their families participating in Quality of Life programs	14,572

Banco Agrícola (El Salvador – Figures in USD)
Investment in Quality of Life programs	USD 345,541
Number of Quality of Life activities developed	97
Number of wellness activities developed	40
Number of activities developed for the employee's health	24
Number of activities developed in human security	33
Number of employees and their families participating in Quality of Life programs	17,857

BAM (Guatemala – Figures in USD)
Investment in Quality of Life programs	USD 3,912,965
Number of Quality of Life activities developed	21
Number of wellness activities developed	14
Number of activities developed for the employee's health	5
Number of activities developed in human security	2
Number of employees and their families participating in Quality of Life programs	5,054

j.	Loans for Employees. l.

Bancolombia and Domestic Subsidiaries (Figures in COP)
2022	2023

Loans disbursed	Values	# Credits	Values	# Credits
Disbursed loan amounts	716,213,402,675	7,434	520,678,081,198	6,686
Education loans	2,232,345,149	149	4,048,686,372	194
Housing loans	594,617,525,817	1,969	402,235,370,364	1,824
Other	119,363,531,709	5,225	114,394,024,462	4,668

Banistmo (Figures in USD)
	2022		2023
Loans disbursed	Values	# Credits	Values	# Credits
Disbursed loan amounts	USD 29,174,124	1,254	USD 28,619,851.65	1,095
Education loans	USD 0	0	USD 0	0
Housing loans	USD 14,577,109	123	USD 12,116,150.43	118
Other	USD 14,597,014	1,131	USD 16,503,701.22	977

Banco Agrícola (Figures in USD)
	2022		2023
Loans disbursed	Values	# Credits	Values	# Credits
Disbursed loan amounts	USD 13,956,627.27	1,606	USD 14,974,592.59	1,626
Education loans	USD 19,000.00	1	USD 0	0
Housing loans	USD 3,284,598.25	77	USD 1,031,969.31	57
Other	USD 10,653,029.02	1,528	USD 13,942,623.28	1,569

BAM (Figures in USD)
	2022		2023
Loans disbursed	Values	# Credits	Values	# Credits
Disbursed loan amounts	USD 12,438,139	1,120	USD 110,141,241.55	1,048
Education loans	USD 94,562.14	13	USD 3,346,370.02	40
Housing loans	USD 2,827,624	311	USD 43,184,687.61	433
Other	USD 9,515,953	796	USD 63,610,183.92	575

k.	GRI 401-2 INSURANCE FOR EMPLOYEES

Bancolombia Colombia 2023 (Figures in COP)
	Organizational Investment	Employee Contributions	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	58,174,212,616.00	64,872,324,656.00	22,906	13,560
Health	44,118,930,036.00	42,341,361,514.00	13,294	12,588
Group life (employer)	6,308,951,219.00	0	24,567	0
Personal accidents (employer)	779,844,986.00	0	24,567	0
Other	6,966,486,375.00	22,530,963,142.00	9,612	0

Banistmo (Figures in USD)
	Organizational Investment	Employee Contributions	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	USD 3,536,655.96	USD 386,760.41	27,886	19,638
Health	USD 3,229,440.00	USD 386,760.41	27,886	19,638
Group life (employer)	USD 307,215.96	USD 0	27,886	0
Other	USD 0	USD 0	0	0

Banco Agrícola (Figures in USD)
	Organizational Investment	Employee Contributions	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	USD 5,439,702.22	USD 0	2,953	1,328
Health	USD 5,133,947.43	USD 0	2,953	0
Group life (employer)	USD 266,235.11	USD 0	2,953	0
Other	USD 39,519.68	USD 0	0	0

Off Shore (Bancolombia Panamá and Puerto Rico - Figures in USD)
	Organizational Investment	Employee Contributions	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	USD 319,469.43	USD 21,058.20	166	147

Health	USD 285,286.31	USD 21,058.20	166	147
Group life (employer)	USD 34,183.12	USD 0	166	0
Other	USD 0	USD 0	0	0

BAM (Figures in USD)
	Organizational Investment	Employee Contributions	Employees Benefited	Family Members Benefited
Investment / Organizational Contribution	USD 18,320,282.26	USD 10,237,896.26	3,043	2,548
Health	USD 14,738,123.04	USD 10,237,896.26	3,043	2,548
Group life (employer)	USD 3,582,159.22	USD 0	4,382	0
Other	USD 0	USD 0	0	0

l.	GRI 401-2 ORGANIZATIONAL SAVINGS PROGRAMS

Bancolombia (Figures in millions of COP)
	2022	2023
Investment / Organizational Contribution	9,727,906,770	12,839,749,561.00
Employee Contribution	19,455,813,540	25,679,499,144.00
Total, savings	29,183,720,310	38,519,248,705.00
Employees Benefited	12,544	13,544

Banistmo (Figures in USD)
	2022	2023
Investment / Organizational Contribution	USD 762,291.75	USD 877,395.02
Employee Contribution	USD 901,645.86	USD 991,063.41
Total Savings	USD 1,663,937.61	USD 1,868,458.43
Employees Benefited	1,234	1,354

Bancolombia Puerto Rico 2019 (Figures in USD)

	2022	2023
Investment / Organizational Contribution		USD 12,343.75
Employee Contribution		USD 25,162.50
Total Savings		USD 37,506.25
Employees Benefited		6

m.	GRI 403-2 ABSENTEEISM FIGURES (% TIME LOST)

Common Illness	2020	2021	2022	2023
Bancolombia (Colombia)	1.43%	1.81%	1.99%	1.89%
Banistmo	0.78%	0.97%	0.95%	0.61%
Banco Agrícola	1.21%	2.10%	1.79%	3.48%
OffShore (Bancolombia Panamá and Puerto Rico)	0.61%	0.37%	0.08%	0.59%
Banco Agromercantil de Guatemala (BAM)	0.22%	0.54%	0.41%	0.27%
Suppliers	1.86%	1.81%	1.53%	0.90%
Occupational Disease and Accident
Bancolombia (Colombia)	0.01%	0.02%	0.03%	0.03%
Banistmo	0.22%	0.00%	0.00%	0.00%
Banco Agrícola	0.05%	0.08%	0.08%	0.01%
OffShore (Bancolombia Panamá and Puerto Rico)	0.52%	0.00%	0.00%	0.00%
Banco Agromercantil de Guatemala (BAM)	0.27%	0.24%	0.35%	0.00%
Suppliers	0.02%	0,02%	0.01%	0.01%
Maternity/Paternity Leave
Bancolombia (Colombia)	0.80%	0.87%	0.80%	0.75%
Banistmo	2.41%	2.44%	1.01%	0.71%
Banco Agrícola	1.07%	0.79%	0.69%	1.34%
OffShore (Bancolombia Panamá and Puerto Rico)	1.33%	0.57%	0.70%	0.67%
Banco Agromercantil de Guatemala (BAM)	0.76%	0.91%	0.98%	0.70%
Suppliers	0.24%	0,18%	0.22%	0.15%
Other Permissions
Bancolombia (Colombia)	0.6%	0.65%	0,70%	1.02%
Banistmo	0%	0.00%	0.00%	0.51%
Banco Agrícola	0.15%	0.06%	0.01%	0.24%
OffShore (Bancolombia Panamá and Puerto Rico)	0.11%	0.00%	0.00%	0.00%
Banco Agromercantil de Guatemala (BAM)	0.02%	0.35%	0.29%	0.87%
Suppliers	Does not apply	Does not apply	0.03%	0.02%

*Other permissions include topics such as: Union, educational, unpaid or family leave, among others, which translates into additional time for employees.

*In addition, we have different ways of working that contribute to employee flexibility, allowing for a balance between personal and professional life. In numbers, this is evidenced by the 11,204 employees we have under flexible work schemes, representing 80% of our administrative employees. Besides, employees gave us a rating of 9.8 out of 10 for this experience.

N.	GRI 403-9 AND 403-10 INDICATOR:
Bancolombia
Indicator 403-9	Response 2023
a. Female Employees:
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	9
ii. Rate of workplace injuries with major consequences (not including deaths).	0.07
iii. Number of recordable workplace injuries.	354
iii. Rate of recordable workplace injuries.	2.69
iv. Main types of workplace injuries.	Blow, bruise, or crush injury Psychological trauma Sprain, strain, muscle tear, hernia or laceration
v. The number of hours worked.	26,281,144
b. Male Employees:
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	3
ii. Rate of workplace injuries with major consequences (not including deaths).	0.04
iii. Number of recordable workplace injuries.	115
iii. Rate of recordable workplace injuries.	1.36

iv. Most frequent types of workplace injuries.	Psychological trauma Blow, bruise, or crush injury Wound
v. The number of hours worked.	16,881,224
c. Suppliers
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	3
ii. Rate of workplace injuries with major consequences (not including deaths).	0.01
iii. Number of recordable workplace injuries.	51
iii. Rate of recordable workplace injuries.	0.22
iv. Most frequent types of workplace injuries.	Blow, bruise, or crush injury, wounds, sprains, strains Multiple injuries
v. The number of hours worked.	45,585,264

Bancolombia
Indicator 403-10	Response 2023
a. Female Employees:
i. The number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	11
iii. Main types of occupational diseases and illnesses.	Carpal Tunnel Syndrome, Epicondylitis
b. Male Employees:
i. The number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	13
iii. Main types of occupational diseases and illnesses.	Carpal Tunnel Syndrome, Anxiety Disorders

Banistmo
Indicator 403-9	Response 2023
a. Female Employees:

i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	0
ii. Rate of workplace injuries with major consequences (not including deaths).	0
iii. Number of recordable workplace injuries.	2
iii. Rate of recordable workplace injuries.	0.12
iv. Main types of workplace injuries.	Fracture, sprain
v. The number of hours worked.	3,276,166,027
b. Male Employees:
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	0
ii. Rate of workplace injuries with major consequences (not including deaths).	0
iii. Number of recordable workplace injuries.	3
iii. Rate of recordable workplace injuries.	0.32
iv. Most frequent types of workplace injuries.	Sprain, Trauma, Bruise
v. The number of hours worked.	1,865,976,585

Banistmo
Indicator 403-10	Response 2023
a. Female Employees:
i. The number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	0
iii. Main types of occupational diseases and illnesses.	N/A

b. Male Employees:
i. The number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	0
iii. Main types of occupational diseases and illnesses.	N/A

Banco Agromercantil de Guatemala (BAM)
Indicator 403-9	Response 2023
a. Female Employees:
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	0
ii. Rate of workplace injuries with major consequences (not including deaths).	0
iii. Number of recordable workplace injuries.	1
iii. Rate of recordable workplace injuries.	0.06
iv. Main types of workplace injuries.	Slight cut
v. The number of hours worked.	3,385,280
b. Male Employees:
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	0
ii. Rate of workplace injuries with major consequences (not including deaths).	0
iii. Number of recordable workplace injuries.	0
iii. Rate of recordable workplace injuries.	0

iv. Most frequent types of workplace injuries.	N/A
v. The number of hours worked.	3,198,016
c. Suppliers
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	0
ii. Rate of workplace injuries with major consequences (not including deaths).	0
iii. Number of recordable workplace injuries.	1
iii. Rate of recordable workplace injuries.	0.15
iv. Most frequent types of workplace injuries.	Sprain
v. The number of hours worked.	1,335,890

Banco Agromercantil de Guatemala (BAM)
Indicator 403-10	Response 2023
a. Female Employees:
i. The number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	0
iii. Main types of occupational diseases and illnesses.	N/A
b. Male Employees:
i. The number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	0
iii. Main types of occupational diseases and illnesses.	N/A

Banco Agrícola
Indicator 403-9	Response 2023
a. Female Employees:

i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	2
ii. Rate of workplace injuries with major consequences (not including deaths).	0.14
iii. Number of recordable workplace injuries.	2
iii. Rate of recordable workplace injuries.	0.14
iv. Main types of workplace injuries.	Trauma
v. The number of hours worked.	2,773,632
b. Male Employees:
i. The number of deaths resulting from a work related injury.	0
i. The rate of deaths resulting from a work related injury.	0
ii. Number of workplace injuries with major consequences (fatalities not included).	1
ii. Rate of workplace injuries with major consequences (not including deaths).	0.08
iii. Number of recordable workplace injuries.	1
iii. Rate of recordable workplace injuries.	0.08
iv. Most frequent types of workplace injuries.	Trauma
v. The number of hours worked.	2,479,864

Banco Agrícola
Indicator 403-10	Response 2023
a. Female Employees:
i. Number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	0
iii. Main types of occupational diseases and illnesses.	N/A

b. Male Employees:
i. Number of deaths resulting from an occupational disease or illness.	0
ii. Number of cases of recordable occupational diseases and illnesses.	0
iii. Main types of occupational diseases and illnesses.	N/A

Work-related hazards at the corporate level that pose a risk of injury due to workplace accidents with significant consequences are outlined below:

Corporate
Indicator 403-9	Response 2023
c. Work-related hazards posing a risk of injury due to workplace accidents with significant consequences, indicating:
i. How these hazards are determined.	Through analysis and investigation conducted via the risk and hazard matrix of each subsidiary.
ii. Which of these hazards have caused or contributed to causing workplace injuries with significant consequences during the reporting period.

The main hazards of each subsidiary are listed:

Bancolombia:

•Falls of persons

•Steps, bumps, or blows

•Exposure or contact with harmful substances, radiation, or splashes

BAM:

•Falls of persons

Banco Agrícola (Salvador Work accidents base 2023 - Risk)

•Falls of persons

•Bumps

Banistmo

•Falls of persons

Bancolombia Panamá

•No reported events

Bancolombia Puerto Rico

•No reported events

iii. Measures taken or planned to eliminate such hazards and minimize risks through the control hierarchy.	Administrative controls: demarcation, reinforcement of good practices, generation of standards and injuries learned.
d. Whether the rates have been calculated per 200,000 or per 1,000,000 hours worked.	200,000

e. Whether any workers have been excluded from this Content, including the type of worker and the reason for exclusion.	All subsidiaries are taken into account except Bancolombia Puerto Rico, since it does not have a risk and hazard measurement system.
f. Any contextual information necessary to understand how the data has been collected, as well as any standards, methodologies or assumptions used.

Through the capture of employee reports to the Bank and the respective reports of each subsidiary where the information on alleged occupational accidents is recorded and the respective management is carried out. This information is used to generate the different risk prevention and control actions, as well as to monitor the health of the people affected.

Corporate
Indicator 403-10	Response 2023
c. Work-related hazards posing a risk of illness and disease, including:
i. How these hazards have been determined;	Through analysis and investigation conducted via the risk and hazard matrix of each subsidiary.
ii. Which of these hazards have caused or contributed to occupational illnesses and diseases during the reporting period;	o Dynamic load o Prolonged postures o Maintained postures
iii. Measures taken or planned to eliminate these hazards and minimize risks through the hierarchy of control.	Administrative Controls: such as marking, reinforcement of best practices, standards generation, and Lessons Learned. The respective follow-up is carried out for each reported illness.
d. If there are workers excluded from this content, including those who have	This criterion is disclosed for Bancolombia and Banco Agrícola
e. Any necessary contextual information to understand how the data has been collected, such as standards, methodologies, or assumptions used.

Through the collection of employee reports to the bank and the respective reports of each subsidiary where information on occupational diseases is recorded, and the respective management is carried out, with this information, different prevention and control actions of the risks are generated, as well as follow-up on the health of the affected individuals.

For more information on the figures presented in the previous report, please click on the following link where you will find policy guidelines, demographics, benefits, employee metrics, among other relevant topics:

https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/banco-incluyente

GLOSSARY OF TERMS

A la Mano: A La Mano is a Bancolombia digital platform that, through an app that does not consume cellular data, offers different financial services. It allows customers to create a 100% digital account from which they can make payments, transfers, recharges, receive remittances and even credit.

ADR: American Depositary Shares, or the bank's securities listed on the New York Stock Exchange. An ADR represents four preferred shares.

Asset Management: portfolio management.

ESG: Environmental, Social and Corporate Governance.

ESRA: Environmental and Social Risk Analysis.

ATM: Automated Teller Machine.

BAM: Banco Agromercantil de Guatemala S.A.

IDB: Inter-American Development Bank.

CDT: Certificate of Time Deposit, by its Spanish acronym.

NSFR: Net Stable Funding Ratio, an indicator of the Superintendency of Finance to limit dependence on unstable sources of financing.

COLCAP: benchmark index of the Colombian Stock Exchange.

COP: Colombian pesos.

Dian: Directorate of National Taxes and Customs, Colombia's tax authority.

DJSI: Dow Jones Sustainability Index.

TD: Average interest rate paid by financial entities for 90-day deposits.

Circular economy: Model that allows a better and more efficient use of materials, based on redesigning, rethinking, reducing, reusing, repairing and recycling, thus reducing the waste of resources.

Ecosystems: Model in which different stakeholders come together to solve people's comprehensive needs, of which financial services are only a part.

ETF: Exchanged-Traded Fund, a group of assets traded on the stock exchange.

PEF: Private equity funds, vehicles for investing capital in unlisted public companies.

Finagro: Fund for the financing of the agricultural sector, a mixed economy company that acts as a development bank for the agricultural sector.

GRI: Global Reporting Initiative, a standard for sustainability reporting.

GFANZ: Glasgow Financial Alliance for Net Zero, a group of financial institutions from around the world committed to mobilizing more resources towards the decarbonization of the economy.

IFC: International Finance Corporation.

Order of Payment: A credit modality in which the borrower authorizes deduction from their salary or pension for the installment amount.

Mi Casa Ya: subsidy program for the purchase of new low-income housing.

Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, Nequi complements its offer with functionalities that go beyond savings and money management.

NYSE: New York Stock Exchange.

SDGs: Sustainable Development Goals

Pivots: large and medium-sized companies in the agroindustrial sector from which we approach small businesses within their productive chains, the essence of the Productive Linkages strategy.

Plink: Bancolombia's data analysis tool with which businesses can obtain key information to design strategies aimed at increasing their sales.

SAC: Financial Consumer Service System.

SASB: Sustainability Accounting Standards Board.

SARLAFT: Anti-Money Laundering and Anti-Terrorist Financing Risk Management System, by its Spanish acronym.

SFC: Financial Superintendence of Colombia, financial supervisor and regulator.

SMMLV: Current Legal Minimum Monthly Wage, by its Spanish acronym.

TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily, by its Spanish acronym.

Tu360: A Bancolombia Group platform that seeks to connect supply and demand for mobility, real estate, business and shopping solutions, and also provides users with financing.

USD: United States dollars.

RVU: Real Value Units, an indicator related to the behavior of inflation that is used to calculate the cost of certain housing loans.

4G Roads: Concession program for the construction and operation of highways in Colombia.

VIS: Social Interest Housing, houses and/or apartments with a maximum value of 150 minimum monthly wages.

Wompi: A Bancolombia Group company that provides payment gateway services to individuals, small and large companies to offer their customers a wide range of payment alternatives for the sale of their products.

III.	DISCLOSURE OF INFORMATION ON SOCIAL AND ENVIRONMENTAL ISSUES, INCLUDING THOSE RELATED TO CLIMATE CHANGE

Full Task Force For Climate Related Financial Disclosures (TCFD) Report

1.	Corporate Governance of Climate Change

Governance Model for Environmental, Social and Governance Aspects - Corporate ESG4

We acknowledge that we have a fundamental role as a socio-environmental actor and the capacity to engage various stakeholders around sustainability issues to propose solutions and mobilize the necessary actions, generating a positive impact in the countries where we operate. This commitment is articulated through a governance model within the Bancolombia Group that ensures the adoption and compliance of decisions regarding Sustainability, materializing our purpose of promoting sustainable development for the well-being for all.

ESG Corporate Governance Structure:

The following are the instances of ESG decision-making and management carried out during 2023:

Board of

Directors

Risk Committee

Audit Committee

Good Governance Committee

Sustainability Committee

Executive Committee

Decision-making agencies

Agencies and Corporate Scope Responsibilities

Agency	Management during 2023	Sessions executed in 2023

4 The construction and collection of ESG information reported in this chapter has undergone a process of assurance and reliability within the Bank during 2023, with a scheme that seeks to establish an additional control over the accuracy of the information disclosed here. Therefore, information that did not undergo such assurance process is not included in this report.

Board of Directors	● Defined the organization's priorities and general guidelines for ESG strategies and policies. ● Reviewed the ESG strategy and long-term objectives of the organization	1
Good Governance Committee	● Approved the ESG strategy following the guidelines of the Board of Directors. ● Followed up on compliance with the ESG strategy. ● Gave recommendations on ESG disclosures.	2
Risk Committee	● Reviewed, in advance, the ESG risk policies and methodologies submitted for consideration and approval by the Board of Directors.	2
Audit Committee	● Monitored the implementation plan of Circular 031 of the SFC on disclosure of social and environmental matters, including climate-related issues. ● Learned about identified ESG gaps and action plans to close them.	2
Sustainability Committee	● Monitored the implementation of and compliance with the ESG strategy. ● Led the implementation of the ESG operating model, monitoring industry best practices.	2

In addition to the various sessions held in the senior management committees, each Vice Presidency of the Bank has been assigned roles and responsibilities to deploy our sustainability strategy. This assignment of roles refers to the expected participation of each area, whether leading, supporting, providing training, or observing actions for the execution of the defined strategy.

Corporate Policies Related to Climate Change5

As part of our guidelines on climate change, we have the following policies:

ESG Risk Policy

Our ESG risk policy consolidates governance frameworks, scope, guidelines, responsibilities, and control schemes regarding:

●	Environmental and Social Risk Analysis: It aims to carry out our commitment to responsible and sustainable financing within credit and leasing operations by assessing the socio-environmental risks and impacts that may materialize and prevent their impact on credit. It verifies compliance with the Equator Principles, IFC Performance Standards, as well as compliance with current national environmental regulations.
●	Controversial Business Topics: It stablishes activities that will not be financed and financing or investment conditions for sectors with a high environmental and social impact. It applies to financing and investment operations in all segments of Bancolombia's business lines.
●	Critical Climate Change Industries: It provides credit risk management guidelines for industries with a high climate impact, especially supporting the transition to a low-carbon economy for sectors such as cement, energy, steel, transportation, and livestock, aiming to minimize exposure by 2030 in coal production and marketing sectors and the complete elimination of coal-based energy generation by no later than 2040.

5 Our policies are available on our website at: https://www.grupobancolombia.com/sostenibilidad/enfoque-sostenible/modelo/politica-sostenibilidad

Climate Change Policy in Financing and Investment

Its objective is to identify and manage risks and opportunities related to climate change, allowing us to develop the necessary actions to align the business strategy with the goals established by the United Nations Framework Convention on Climate Change (UNFCCC), particularly the Paris Agreement. This policy covers our entire operation in the countries where we are present, focusing on economic sectors most vulnerable to climate change and those with the highest impact in terms of greenhouse gas emissions (GHG).

Sustainable Procurement Policy

This is a key tool for implementing and developing sustainability in Bancolombia's supply chain. Particularly, our sustainable procurement policy defines the following objectives:

●	Mitigate Climate Change through responsible consumption, with products and services that generate a lower carbon footprint.
●	Promote climate change and circular economy strategies in our Supply Chain.
●	Responsible Investment Policy

This includes the integration of ESG criteria into investment decision-making. As part of the environmental analysis of issuers and their respective engagement, segmented analyses involving the guidelines of our sensitive industries policy are incorporated. Likewise, proxy voting policy includes voting criteria focused on environmental management and climate change.

Impact of Climate Change Management on the Variable Compensation Model

Climate-related risk management is part of the variable compensation model for the Senior Management Team of Bancolombia Group, namely, the President (CEO) and Corporate Vice Presidents.

This scheme defines short and long-term variable remuneration incentives, which include climate change goals and indicators.

a)	In the long term, participation in Dow Jones Sustainability Index is included as an indicator, for which the evaluation includes decarbonization strategy through metrics such as:
●	Definition of Net-Zero targets for financed emissions
●	Emission intensity of financing and investment portfolios
●	Corporate policies for the coal sector
●	Corporate policies for unconventional hydrocarbons
b)	The short-term scheme establishes strategic financing and performance indicators:
●	Disbursements for activities that contribute to the decarbonization goals of our corporate purpose: Renewable energy, technological conversion, low-emission mobility, sustainable construction, sustainable livestock, among others.
●	Climate commitment: Targets for reducing financed emissions (Scope 3), emissions avoided thanks to financing, reduction of operational emissions (Scopes 1, 2, and 3).
2.	Climate Change Strategy

In our strategy, we aim to contribute to the development of the territories where we operate by bringing together actors and sectors with a range of products and services, enabling our customers and partners to become increasingly sustainable and positively impact their communities.

We were once again invited to participate in the Dow Jones Sustainability Index evaluation, which has been in the market for over 20 years, and to which we have been contributing since 2012. In 2023, we remained among the 27 banks worldwide included in the Dow Jones Sustainability Index.

In the assessment of our decarbonization strategy by the Dow Jones Sustainability Index, our rating improved compared to the previous year, maintaining our position in the top quartile globally. We continue to advance our interest in having a management model that encompasses international best practices: better disclosure of our goals (short-term, medium-term, Net-zero), disclosing the sectoral composition in our assets under management, deadlines, and other aspects related to our policies for excluding coal and unconventional oil and gas resources.

We base our sustainability strategy on the best national and international standards. To achieve this, we have an international agenda of protocols and voluntary commitments that allow us to align with global best practices, make commitments, and disclose results to our stakeholders and the international community.

Additionally, as part of our climate change performance, we have relied on the Carbon Disclosure Project (CDP) as a valuable tool to measure our management. For the year 2023, our result was B.

Internal and External Actions:

Our strategy aligns with our goal of achieving a net-zero emissions portfolio by 2050 and aligning our financing and investment portfolios with a 1.5°C climate scenario.

Internal Actions

Standards and memberships: We actively participate in international initiatives to stay at the forefront of material aspects and to be leaders in our industry. More information is available on page 167 of our Management Report.

Climate change governance: It integrates the strategy, identification, and assessment of risks, definition of corporate policies for credit and investment guiding actions, pricing definition, appetite, and exposure, as well as the development of new financial and non-financial products.

Legislation and regulatory compliance: We comply with regulatory requirements on climate disclosure in the geographies where we operate6.

●	External Actions
a)	Vulnerable sectors: We identify the sectors most vulnerable to the impacts of climate change and design products and services aimed at adaptation and increasing resilience.
b)	High-impact sectors: We implement differential financing actions to promote the transition of emission-intensive industries, define sectors for exclusion and

6 Disclosure under the TCFD standard follows the rules of the Financial Superintendence of Colombia.

divestment, set limits and attention thresholds, and accompany our customers with knowledge for the definition and implementation of their own climate change strategies, guided by national commitments and the international climate agenda for the development of an orderly and fair transition.

Strategic Levers

Our actions are based on five strategic levers in relevant action fronts for our customers:

a)	Providing information and advice: We provide updated information to our customers on international climate agenda developments, accompany them in measuring their emissions and defining alternatives for decarbonizing their operations and value chains.

Engagement strategy outcome with customers:

During 2023, we continued to develop the climate engagement process with 25 corporate customers relevant to our financed emissions, in sectors such as Oil and Gas, cement, food, agriculture, manufacturing, construction, validating the information of their emission inventory, their reduction targets, and alignment with science-based goals or 1.5°C scenarios, the assessment of physical and transition risks, and their needs for transition support.

Out of these 25 customers, 22 have measured their corporate emission inventories, 5 have science-based or 1.5°C-aligned goals, and 12 are in the process of defining them or improving their measurement processes to make this definition.

Science-based goals

8 No

5 Yes

12 are considering it

Measure emissions

3 No

22 Yes

Additionally, 18 of these 25 customers have already initiated some process of assessment and management of physical climate risk.

During 2024, we will monitor the engagements undertaken and initiate new engagements with other relevant customers for the calculation of financed emissions.

Additionally, we conducted visits to 9 customers in the coal sector, producers of thermal coal, metallurgical, and coke, as a first step in the just transition process for this sector, in which we have declared a commitment to a progressive elimination of financing.

b)Carbon market: Through Fiduciaria Bancolombia, we provide resource management models for voluntary carbon market projects and payment schemes for environmental services, such as BanCO2, Habitat Banks, and REDD+Mataven. Our financial inclusion products like Bancolombia a la Mano enable the direct transfer of resources to final beneficiaries of carbon and biodiversity market projects.

c)	Climate resilience: We incorporate adaptation activities and nature-based solutions into our taxonomy for sustainable financing. Through La Cuenta del Mar, in 2023, we sponsored activities for the conservation of mangrove areas in Colombia and El Salvador, the conservation of the Panama Canal watershed, and the conservation of sea turtles in Guatemala. Additionally, we commit to financing sustainable blue economy projects for COP 1 trillion by 2030.

d)	Reduction of financed emissions:

With sustainable financing, we reaffirm the commitment to incorporate ESG variables into the offer we provide to our customers from all areas. Thus, we support them to make sustainable investments such as technological conversion, projects that generate environmental benefits, and resource optimization (less water, energy, and fuel consumption, or that generate less waste), and to establish challenging sustainability objectives.

Definition of sensitive climate change industries and exposure at the end of the reporting year

Sector	Exposure of the 2023 portfolio*
Coal mining	0.02%
Other mining	0.24%
Coal-based electricity	0.36%
Electricity from other sources	4.97%
Cement	0.34%
Oil and gas	1.14%
Steel	0.14%
Livestock	0.36%
Transport	2.47%

*Measured as the proportion of the commercial portfolio capital balance by sector with respect to the total credit portfolio balance of Bancolombia S.A.

e)	Financing sustainable value chains

Our green financing includes providers of sustainable technologies that contribute to the transition, as well as different actors in the supply chains. For example, for sustainable mobility, we developed a special factoring product for vehicle brands and dealerships that provides special benefits for financing in this link of the chain.

For details on the ESG financing achieved in 2023, see the SUSTAINABLE FINANCING (GRI FS8) section of the Well-Being For All chapter.

3.	Climate Risk Management

At Bancolombia, we remain committed to managing ESG risks, including those related to climate. True to our strategy, we continue working to strengthen our risk management system in environmental and social aspects that support our sustainability purpose.

We have designed various tools to assist us in ESG analyses of our customer operations, investment portfolios, and the bank's own physical facilities. This includes implementing the ESG Risk Policy and evaluating the physical risks associated with our facilities and those that may affect our customers.

Moreover, in asset and wealth management areas, we have developed specific tools to enhance our practices. These initiatives encompass policies aligned with the Principles for Responsible Investment (PRI), identification and measurement of sectors highly sensitive to climate risk, continuous research on best practices, and the promotion of impact investments.

Risk Management Framework

Identification

Measurement

Control

Monitoring

The description of the progress we have made in ESG risk management will be framed within the cycle: identification, measurement, control, and monitoring; stages that will describe the tools with which we have managed all stages of risk management, both in our credit portfolio and in our investment business and facilities.

Identification

We complement our risk management system with the construction of the Risk Map, presented annually in the bank's management report. In this map, we consolidate relevant information that complements the management of traditional risks with information on emerging risks. This map is nourished by a compilation of trends and the knowledge of various experts analyzing future challenges for the organization regarding risks.

This process is carried out annually to keep the evaluation updated and adjust our strategy with the most significant risks. The results consistently highlight the relevance of climate change as a key risk since 2021.

The results of the Risk Map drive strategic planning, proactively integrating climate change with traditional risks. This approach strengthens our climate resilience and prepares us for opportunities in a changing business environment.

Climate change risks are classified into two categories: physical risks and transition risks.  Physical risk is the possibility of our organization incurring losses due to the materialization of climate threats. On the other hand, transition risks are related to losses derived from transitioning to a low-carbon economy, which may involve changes in regulation, technology, and the market, necessitating adaptation and mitigation measures.

Measurement

We measure climate risks through scenario generation, analysis of climate threats, and incorporation of their aspects into traditional financial risks to leverage their management in the organization.

In order to direct our efforts to sectors most impacted by climate change, we have developed a methodology to determine which sectors to begin analyzing physical and transition risks. This process is based on guidelines provided by UNEP-FI, allowing us to evaluate both risks comprehensively and aligned with international best practices.

The following chart illustrates the sectors and their exposure for climate risk analysis.

Puntaje Total
Priorización
2.25
2.05
1.85
1.65
1.45
1.25
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
Muy crítico
Crítico
Moderado
Tolerable
Construcción de
edificios
Energía
Obras de
ingeniería civil
Oil & Gas
Transporte
Agricultura
Cemento
Hierro y Acero
Fabricación de productos
téxtiles
Caucho y plásticos
Comercio al por menor
Salud
Minería
Elaboración de
azúcar y panela
Productos
Alimenticios
Derivados del
almidón
Suministro agua
Productos de café
Papel
Alojamiento
Comunicaciones
Puntaje Riesgos Físicos y de
Transición

Total Prioritization Score
Construction of buildings
Energy
Civil engineering works
Oil & Gas
Agriculture Transport
Textile product manufacturing
Retail trade
Rubber and plastics
Sugar and panela processing
Starch derivatives
Mining
Communications
Paper
Health
Food Products
Coffee products
Accommodation
Water supply
Cement
Iron and steel
Physical and Transition Risks Score

Very critical

Critical

Moderate

Tolerable

Source: Author’s own research 7

Climate Change Scenarios according to the IPCC

●	Impact on fixed assets
●	Loss of production

Physical risks

Scenario selection

Assessing the impact on the market of the analyzed sector

Scenario analysis in each of the companies

Evaluation of the company's credit risk

NGFS scenarios

●	Financial statements
●	Carbon emissions

Transition risks

7 In this graph, the X-axis represents the score obtained for physical and transition risks. The Y-axis represents the total score, which includes the result for both climate risks and a score according to the credit exposure of the sector in the bank. The size of the circle determines the weight of participation in the sector's exposure in relation to its risk category.

Evaluation of Climate Risks

Our methodology for climate risk analysis independently measures the impact of physical risks and transition risks on the financial statements of our customers to assess the individual impact of each of these factors on key variables influencing credit risk.

Regarding physical risks, climate hazards are projected using representative pathways of greenhouse gas concentrations proposed by the Intergovernmental Panel on Climate Change (IPCC). These scenarios are used to project different climate threats and evaluate the loss of asset value and/or production losses due to the materialization of any of these hazards.

We have progressed in defining an automatic model that allows us to evaluate the financial impacts of physical risks on customers more efficiently. During 2023, we analyzed the threats of cyclones, floods, forest fires and increased precipitation in which we were able to evaluate 28.42% of customers and 63.74% of the exposure of the SME, Business, Corporate and Construction segments8.

To evaluate transition risks, we use scenarios suggested by the Network for Greening the Financial System (NGFS9) embraced by the Bank, which describe the projection of carbon prices under different scenarios of measures adoption necessary to mitigate climate change. These scenarios entail increased expenses and/or decreased income due to transitioning to a low-carbon economy.

The following chart provides a general overview of the evaluation models for physical risks and transition risks:

We continue to advance in achieving a higher level of maturity in the methodologies applied for risk management to facilitate advice and support to our customers in their transition to a low-carbon economy.

Environmental and Social Risk Analysis - ESRA

The purpose of the Environmental and Social Risk Analysis (ESRA) is to ensure responsible and sustainable financing within credit and leasing operations, through the assessment of socio-environmental risks and impacts that may materialize, thus preventing their repercussion on credit affectation.

Since 2010, the ESRA process has been implemented at Bancolombia and is incorporated into the business units of Corporate Banking, Business Banking, SME Banking, Investment

8 The reported data on the progress of the physical risk methodology was calculated with information as of November 2023.

9 For more details on the scenarios proposed by NGFS visit the link: NGFS Scenarios Portal

Banking, and leasing operations. Additionally, environmental risk studies are conducted for properties offered as collateral or as payment in kind.

In 2023, an intervention was carried out in the environmental and social risk analysis process, aiming for efficiency, control, and quality. The results of the portfolio evaluated through the ESRA process in Colombia total COP 11,000,000 million distributed across 99 operations. The infrastructure and energy sectors concentrated the highest number of operations and assessed exposure.

ESG Portfolio Metrics

In ESG Risk Management for the Asset Management business, we have established various metrics, such as the Internal ESG Issuer Rating Model, Quota Granting Model, Identification and Measurement of Sensitive Industries, applied to portfolios that have adopted ESG criteria.

For granting quotas in portfolios, we use the ESG Rating of the issuer under internal methodology or MSCI, or MSCI Industrial Intensity Methodology, to filter and segment against the issuer.

Last year, a marking was developed that will allow us to identify, starting its implementation in 2024, that ESG portfolios are not intensive in Climate Change Sensitive Industries. These industries are differentiated from others by allocating Economic Activities (ISIC) and/or Global Industry Classification Standards (GICS) of the issuers defined in the "ESG Risk Notice".

Physical Risks in Own Facilities

To ensure the continuity of the services we offer, we have conducted an evaluation of the physical risks affecting our own facilities, including branches, ATMs, and buildings. This analysis focuses on understanding the accumulated vulnerability to various hazards and natural disasters, considering factors such as geographic location and exposure to climate vulnerabilities.

Floods

Strong winds

Heavy rainfall

Earthquakes

Volcano eruptions

Hurricanes

Lightning strikes

Landslides

Forest fires

Drought

Hazards

Source: Author’s own research

By understanding the joint vulnerability of our facilities to these climate threats, we strengthen our capacity to implement mitigation and adaptation strategies that preserve

Bancolombia's operational continuity. The result of this evaluation highlights the most critical locations, emphasizing the need to execute mitigation plans promptly.

Control

Bancolombia Group's ESG Risk Notice provides guidelines for treating sectors with high incidence of climate change, focusing on customers and investment portfolios.

In the area of customers, the ESRA chapter establishes minimum guidelines for carrying out the process, empowering analysts to request covenants and rigorously monitor those customers with deficiencies in socio-environmental management.

Additionally, supported by the chapter on industries sensitive to climate change, we monitor the commercial portfolio, as defined in the strategy section of this document.

For investment portfolios, Bancolombia employs various tools to monitor sensitive industries, compliance with minimum ESG by issuer, and ESG metrics per portfolio.

Regarding physical facilities, there are action plans that address the particular needs of each of the hazards and natural disasters described above, which include the following:

●	Emergency support equipment, such as electrical plants and water tanks
●	Stand-alone backup equipment
●	Installation of specialized equipment for evacuation.
●	Detection systems
●	Extinguishing system
●	Fire protection nets
●	Among others.

Monitoring

In the monitoring process, at Bancolombia, we provide comprehensive support to both customers and issuers, conducting regular reviews of the Bank's own facilities to improve ESG and Climate Risk management.

For customers, this monitoring covers crucial aspects such as decarbonization goals, climate change analysis, and associated risk management. This advice extends to the teamwork we do with our customers to effectively address challenges and opportunities related to climate change, facilitating a transition to a low-carbon economy and resilience to climate hazards.

For issuers, the engagement process has created an enabling space for the exchange of knowledge and discussion of best practices in the implementation of ESG criteria, achieving significant improvement in public information disclosure, greater access to relevant data, and improved risk management. Additionally, this allows us to constantly monitor issuers that are increasing or decreasing their ESG Rating, directly affecting compliance with ESG portfolio limits policies and Bancolombia's ESG Asset Under Management (AUM) global target and the metrics of the position presented to Senior Management.

Likewise, the business continuity area in collaboration with the fixed assets area, monitor physical facilities, improving their environment and generating reports of possible events, in such a way that risks they may face are identified, assessed, and mitigated promptly.

Throughout 2024, we will persist in incorporating the impacts of climate change into the various business units of the Bank. Specifically, in the area of the commercial portfolio, we will advance in consolidating the objective model for physical risk assessment, whose approach has allowed us to transition from personalized customer analysis to mass scope. Additionally, we will initiate the development of the objective assessment model for transition risks, with the aim of achieving results comparable to those achieved for physical risks presented in the measurement section of this document.

4.	Metrics and Goals

Purpose-driven Businesses

We have committed to financing COP 500,000,000 million by 2030 to mobilize our purpose of Promoting Sustainable Development for the Well-being for All. This equals twice the level of the organization's total assets, aimed at strengthening agriculture, SMEs, technological conversion, low-emission mobility, access to housing, financial inclusion, and female entrepreneurship. In 2023, we achieved disbursements of COP 37,900,000 million.

Climate Commitment

●	Disbursement and Compliance

Our commitment is to disburse COP 40,000,000 million by 2030 for financing projects related to technological conversion, low-emission mobility, sustainable construction, renewable energy, and sustainable livestock.

Purpose-driven Businesses: Climate Commitment Goals and Compliance
2023 Goal (COP Bn)	2023 Disbursements (COP Bn)	2023 Compliance
4.07	5.51	135%

Greenhouse Gas Emissions Inventory (GHG). Scope 1, 2, and 3, including category 15 emissions financed by the portfolio.

●	Our Direct Impact:

Scope 1 and 2, scope 3 categories 1 and 6 (Bancolombia Group).

We commit to defining concrete actions to actively contribute to mitigation and compensation from our direct operation and move towards a low-carbon economy.

In 2020, we redefined our science-based targets for scopes 1 and 2, aligned with a 1.5°C scenario, aiming to reduce our direct emissions by 95% by 2030. The definition of this target was based on the science-based methodology (SBTi - Science Base Targets Initiative).

We achieved a 38% reduction in our Scope 1 + 2 emissions in 2023 compared to 2022, emitting 3,619.5 Ton CO2e/year, an 81% reduction compared to 2019.

Regarding scope 3 categories 1 and 6, we increased emissions by 3% compared to 2022, emitting 1,688 Ton CO2e/year, due to increased corporate travel. Compared to 2019, we achieved a 46% reduction.

For details on our management of scopes 1, 2, and 3 in categories other than category 15 of financed emissions (GRI 305), our goals and performance in eco-efficiency, please see the Eco-efficiency section, Chapter Maintaining Financial Stability, page 147 of our Management Report.

●	Scope 3, Category 15

Total commercial portfolio financed emissions10.

Year	Financed Emissions - commercial credit portfolio MtCO2*.
2022	4.0

*it includes Scope 1 and 2 for all sectors, and Scope 3 for the fossil fuel sectors (Mining, coal, oil and gas, petroleum derivatives).

The financed emissions have been calculated using the PCAF methodology for financial institutions for the commercial loan portfolio (Business Loans and Unlisted Equity). This result includes customers in the corporate, business and SME segments.

The calculation was based on the version of the PCAF emissions factors database updated as of September 2023, and information on emissions reported by customers publicly or obtained by Bancolombia through commercial management and the climate engagement process.

For this metric, we report the result for 2022, since a fundamental input for the calculation is the reporting of emissions by our customers, especially those that represent a higher percentage of our total financed emissions. As of the date of publication of this report, we only have disclosed emissions information for the year 2022, which is understandable as emissions reports for 2023 will be disclosed by our customers in the course of 2024.

Intensity of emissions for Cement and Energy sector loan portfolios.

In 2022, we defined emission intensity goals for our financing portfolios in the Cement and Energy sectors, aligned with a 1.5°C scenario, according to the Sectoral Decarbonization Approach methodology of SBTi.

Sector	2022 Result	2030 Goal
Cement	0.63 tCO2/t	0.52 tCO2/t
Energy - Commercial Portfolio	0.09 tCO2/MWh	0.06 tCO2/MWh
Energy - Project Finance*	Only renewable energy	Only renewable energy

10 The information corresponding to the financed emissions of the commercial portfolio reported herein corresponds to the 2022 emissions, due to the fact that the reports of our customers' emissions available to us, as of the date of presentation of this report, have a cutoff date of December 31, 2022.

* Since in the base year we only had renewable generation projects financed through Project Finance, a maintenance goal was defined according to SBTi guidelines, where we commit to continue financing only renewable projects under this mechanism.

Net Zero Banking Alliance

We have sectoral transition plans for the energy, cement, oil and gas sectors, and other sectors.

Sustainable Financing:

For details on ESG financing metrics and objectives, compliance with our purpose goals, and the results of the sustainable funding strategy, please SUSTAINABLE FINANCING (GRI FS8) and Sustainable Funding sections.

Responsible Investment

At Bancolombia Group, we are committed to implementing best practices in responsible investment and acknowledge that Environmental, Social, and Corporate Governance (ESG) criteria are fundamental to fulfilling our fiduciary duty.

We have adhered to the Principles for Responsible Investment and Net Zero Asset Managers initiative.

For details of our investment management aligned with our climate strategy, please refer to the Responsible Investing section of the Maintaining financial stability chapter.

SASB Disclosure

The Sustainability Accounting Standards Board (SASB) disclosure standards identify sustainability-related risks and opportunities that may impact financial statements and provide guidance to companies across various industries on material topics for disclosure, aiding decision-making.

For Bancolombia, the SASB disclosure guidelines applicable to our businesses and disclosed in this report include: Commercial Banks, Mortgage Financing, Asset Management and Custody Activities, and Investment Banking and Brokerage.

We present the development of each of the four guidelines with disclosure of relevant ESG issues for operations in Colombia, as of the end of 202311:

1.	Commercial Banking
Disclosure topic	Accounting Parameter	Code	Response

11 Work is underway on the development of new updates to the known guidelines during 2023, with implementation planned for January 2025. The current version corresponds to the 2018 version, developed in this report.

Data security	(1) Number of data breaches, (2) percentage involving Personally Identifiable Information (PII), (3) number of affected account holders	FN-CB-230a.1	In 2023, Bancolombia experienced no cybersecurity and information security incidents associated with data leakage.
	Description of the approach to identify and address data security risks	FN-CB-230a.2

Within the Bancolombia Cybersecurity Governance, the Information Security Management System (ISMS) is implemented to manage the Organization's information security through policies, standards, baselines, methodologies, governance frameworks, and maturity models, subject to annual continuous improvement cycles and shared with employees and third parties having labor and commercial relationships with the Organization. Our processes adhere to international information security standards, in addition to the most relevant national and international regulations. The ISMS is managed through governance frameworks, maturity models, policies, standards, and the Cybersecurity Committee. More information is available in the Commitment to Cybersecurity section of our Management Report.

Inclusion and Financial Capability Generation	(1) Number and (2) amount of outstanding loans qualified for programs designed to promote small businesses and community development	FN-CB-240a.1

The products included in this indicator are Crédito a la Manot and active microcredits as of the end of 2023.

Number

Amount (COP millions)

202,159

574,566

Information on Financial Inclusion is available in the Well-being for All chapter of our Management Report.

The information related to this indicator in the Consolidated Financial Statements is available in NOTE 6. NET CUSTOMER LOAN PORTFOLIO.

	(1) Number and (2) amount of overdue and unproductive loans qualified for programs designed to promote small businesses and community development	FN-CB-240a.2

The products included in this indicator correspond to Crédito a la Mano and microcredit. The reported information refers to credits with overdue periods exceeding 30 days as of the end of 2023.

Number

Amount (COP millions)

34,680

89,275

The information related to this indicator in the Consolidated Financial Statements is available in NOTE 6. NET CUSTOMER LOAN PORTFOLIO.

	Number of retail checking accounts provided at no cost to previously unbanked or underbanked customers	FN-CB-240a.3

During the year, 1,133,758 no-cost accounts were generated. The number of active deposits at the end of 2023 was 6,364,050.

The information reported in this indicator corresponds to deposits made through Bancolombia a la Mano.  More information on this product is available in the Wellness for All chapter of our Management Report.

	Number of participants in financial education initiatives for	FN-CB-240a.4	As of the date, the total number of participants covered by our financial education initiatives has not been fully identified. However, various initiatives for this concept have been

	unbanked, underbanked, or underserved customers		developed during the year, which can be referenced in the Financial Education section of the chapter "Well-being for All" of our Management Report.
Incorporation of environmental, social, and governance factors in credit analysis	Commercial and industrial credit exposure, by sector	FN-CB-410a.1

The information reported below corresponds to the 10 sectors with the highest exposure of commercial portfolio. The classification of the sectors is based on the ISIC code (International Standard Industrial Classification).

Sector

Credit exposure (COP millions)

Electric power generation

8,157,761

Trusts, funds and similar financial entities

8,068,166

Construction of residential buildings

7,217,864

Construction of roads and railways

5,282,920

Executive activities of public administration

4,549,671

Retail trade

4,233,366

Other activities related to the stock market

3,945,735

Real estate activities carried out with own or leased property

2,680,251

Pipeline transportation

2,034,441

Wired telecommunications activities

1,775,630

Information related to the portfolio in the Consolidated Financial Statements is available in NOTE 6. NET CUSTOMER LOAN PORTFOLIO.

	Description of the approach to incorporate environmental, social, and corporate governance (ESG) factors in credit analysis	FN-CB-410a.2

For the assessment of environmental and social risks, we apply the standards defined by the World Bank's Equator Principles and the International Finance Corporation's Performance Standards – IFC, through their Environmental, Health and Safety Guidelines for credit and leasing operations falling within the categories and amounts defined in our Environmental and Social Risk Analysis policy.

Furthermore, Bancolombia adheres to Asobancaria's Green Protocol[12], committing, among other things, the commitment to "consider in the credit and investment risk analysis; the environmental, social, and climate change impacts and costs generated in the activities and projects to be financed" (Asobancaria, 2022).

Additionally, credit risk areas will determine the sectoral scope for socio-environmental studies of operations that, due to their characteristics, do not fall within the scope of the Equator Principles and IFC performance standards.

Our Task Force for Climate Related Financial Disclosure (TCFD) report includes annual management of our Environmental and Social Risk Analysis report, available on page 227 of this report.

Business Ethics

Total amount of monetary losses resulting from legal proceedings related to fraud, insider trading, antitrust, unfair competition, market manipulation, malpractice, or other financial industry laws or regulations

FN-CB-510a.1

Bancolombia reports no monetary losses resulting from litigation associated with unethical business conduct by the entity. Our business ethics and corporate governance practices can be found in the Our Corporate Governance Matters section of our Management Report.

Bancolombia reports no monetary losses resulting from litigation associated with insider trading.

Bancolombia reports no monetary losses resulting from litigation associated with violations of antitrust provisions.

12 The Green Protocol is a voluntary inter-institutional agreement signed between the National Government and the Colombian financial sector. (Asobancaria, Protocol document, effective 2022-2027).

Bancolombia reports no monetary losses resulting from litigation associated with anti-competitive practices.

Bancolombia reports no monetary losses as a result of litigation associated with market manipulation.

Bancolombia reports monetary losses incurred in 2023 amounting to COP 3,083 million resulting from settlement agreements or jurisdictional decisions arising from the scope and interpretation of laws or contracts related to the financial industry and frauds affecting Bank customers.

For more information on Bancolombia's material litigations and entities with which financial statements are consolidated, please refer to NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES of the consolidated financial statements.

	Description of policies and procedures for reporting irregularities	FN-CB-510a.2

At Bancolombia Group, we have based all our actions on the development of ethical principles that are collected in our Code of Ethics and Conduct in coherence with our organizational culture and our principles of corporate governance. Our control environment includes an Ethics Committee with members of the Bank's senior management, an Ethics Line for reporting irregularities, our Code of Ethics and Conduct, as well as policies and complementary documents, such as anti-corruption and anti-fraud policies and tax policy. More information can be found in the Our Corporate Governance Matters section of our Management Report.

From management, based on solid corporate values and ethical principles that include a zero-tolerance policy for fraud, we have a program aimed at managing internal fraud risk. This program is responsible for identification and management, reporting to the relevant committees to comply with our zero-tolerance policy for fraud.

Regarding external fraud, these are identified through transactional monitoring using tools containing analytics, machine learning, and artificial intelligence. Additionally, frauds are identified through customer reports through the customer service hotlines. Fraud cases are managed by an expert team, which evaluates the events and determines necessary corrective actions.

Systemic Risk Management	Score in the evaluation of global systemically important bank (G-SIB), by category	FN-CB-550a.1	Bancolombia is not currently part of the evaluation of global systemically important banks (G-SIB).
	Description of the approach to incorporate results of mandatory and voluntary stress tests in capital adequacy planning, long-term corporate strategy, and other business activities	FN-CB-550a.2

In the design, implementation, and validation of stress tests, different internal areas participate, which develop forecasts according to their objectives and analyses. Both assumptions, methodologies, and results are reviewed and approved by the leaders of each management. Assumptions, methodologies and results are reviewed and approved by the leaders of each management. These reviews include meetings with the corresponding leaders, whose approval allows the presentation of stress tests to the Risk Committee and the Board of Directors. The Board of Directors and senior management have a high degree of participation, as they approve the performance of stress tests, provide instructions, observations, and make their respective evaluations of the results.

In the event of a stress scenario materializing, the organization has mitigating actions that would begin according to financial planning and the conditions or triggers of the crisis to be faced: For each mitigating action, there is a clear and detailed process describing the protocols to be followed for their implementation.

Activity parameters	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small businesses	FN-CB-000.A

Savings and checking accounts, by segment, outstanding at the end of 2023:

Personal

SMEs

Number

11,811,204

691,555

Amount (COP millions)

16,116,642

18,590,160

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 15. CUSTOMER DEPOSITS.

	(1) Number and (2) value of loans by segment: (a) personal, (b) small businesses, and (c) corporate	FN-CB-000.B

Below is the information on active loans by segment at the end of 2023:

Personal

SMEs

Corporate

Number

11,252

125,094

5,561

Amount (COP millions)

474,365

12,084,210

56,781,330

The information related to this indicator in the Consolidated Financial Statements is available in NOTE 6. NET CUSTOMER LOAN PORTFOLIO.

2.Mortgage Financing
Topic	Accounting Parameter	Code	Response
Loan Practices

(1) Number and (2) value of residential mortgages of the following types: (a) hybrid or option adjustable-rate mortgages (ARMs), (b) with prepayment penalties, (c) higher-rate mortgages, (d) total, with FICO scores above or below 660

FN-MF-270a.1

Considering that current Colombian legislation does not include these types of classifications for mortgage loans, we do not have available information with the required characteristics of the standard.

Information related to mortgage portfolio in the Consolidated Financial Statements is available in NOTE 6. NET CUSTOMER LOAN PORTFOLIO.

	(1) Number and (2) value of (a) modifications to residential mortgages, (b) foreclosures, and (c) short sales or deed-in-lieu of foreclosure, according to FICO scores above or below 660	FN-MF-270a.2

Considering that current Colombian legislation does not include these types of classifications for mortgage loans, we do not have available information with the required characteristics of the standard.

	Total amount of monetary losses resulting from legal proceedings related to	FN-MF-270a.3	Bancolombia does not report monetary losses resulting from litigation associated solely with communications to customers or loan originator compensation

communications with customers or compensation of mortgage loan originators.

However, in the ordinary course of business, Bancolombia incurred losses in litigation of COP 3,083 million due to settlement agreements or jurisdictional decisions derived from the scope and interpretation of laws or contracts related to the financial industry (see Business Ethics section report). This amount may include, among other things, litigation associated with mortgage loans.

For more information on Bancolombia's material litigations and entities with which financial statements are consolidated, please refer to NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES of the consolidated financial statements.

	Description of the remuneration structure of loan originators	FN-MF-270.a.4

At Bancolombia Group, we understand that employees constitute the differentiating and determining factor in the sustainability of the business. Therefore, we have defined a compensation strategy that seeks the appropriate balance between monetary compensation and non-economic compensation, taking into account the employee in all their dimensions, needs, and motivations. This strategy consists of four pillars:

●Fixed compensation: Equivalent to the legal and extralegal monetary compensation that the organization provides to the employee for the provision of their service.
●Benefits: programs and services that contribute to human and social well-being and strengthen organizational culture.
●Emotional compensation: optimal living conditions, where work dynamics combine perfectly with the needs of employees.
●Variable compensation: bonuses paid to employees determined by organizational results and team performance. The variable compensation model for commercial teams also considers variables related to business growth and profitability, as well as those related to customer experience.

Discriminatory loan	(1)Number, (2) value, and (3) weighted average ratio of loan-to-value (LTV) of mortgages granted to (a) minority borrowers and (b) all other borrowers, according to FICO scores above or below 660	FN-MF-270b.1

Considering that current Colombian legislation does not include these types of classifications for mortgage loans, we do not have available information with the required characteristics of the standard. However, we support our customers in their goals of accessing decent housing. More information is available in our Well-being for All chapter of our Management Report.

	Total amount of monetary losses as a result of legal proceedings related to discriminatory mortgage loans	FN-MF-270b.2	Bancolombia does not report monetary losses as a result of litigation associated with discriminatory mortgage loans.

	Description of the policies and procedures to ensure nondiscriminatory mortgage origination	FN-MF-270b.3

Within the framework of our equity, diversity, and inclusion policy, we seek to promote respect, value differences, and ensure that all people have access to the Bank's solutions equitably and without distinction. We have internal protocols for commercial teams to ensure the attention of customers with disabilities and sexually diverse customers, aiming for Bancolombia employees to relate with respect and empathy to any person, regardless of their condition, preferences, and tastes, contributing to an equitable environment and greater well-being opportunities for all.

Our Mortgage and Home Leasing origination policies are aimed at correctly selecting credit subjects through objective variables that measure our customers' payment capacity and potential default risk. At no time do we include variables or policies that contain discriminatory elements to make our financing approval decisions.

Environmental risk impact of mortgaged properties	(1) Number and (2) value of mortgage loans in 100-year flood zones	FN-MF-450a.1	Currently, we do not have available information in the conditions required by the standard; we are working towards its disclosure in upcoming reports.
	(1) Expected total loss and (2) loss given default (LGD) attributable to mortgage loan default and delinquency caused by climate-related natural disasters, by geographic region	FN-MF-450a.2	Currently, we do not have available information in the conditions required by the standard; we are working towards its disclosure in upcoming reports.
	Description of how climate change and other environmental risks are incorporated into mortgage origination and underwriting	FN-MF-450a.3

At Bancolombia Group, we establish different guidelines to comply with the guarantees and securities used as collateral for customers with credit obligations, including mortgages. With this, we seek compliance with the regulations associated with guarantees and ensure that the collateral is within the organization's defined appetite, including issues related to reputational risk and environmental risk, among others.

Regarding the environmental management of the collateral, the following management is detailed:

●Assessment of guarantees: we have environmental guidelines to verify assets considering potential and permitted land use and the identification of possible environmental impacts, to establish asset management based on Colombian and international technical standards. Likewise, we seek to identify risks and classify them in the appraisal, against the activities and uses in the properties that could affect the environment and its sustainability, based on criteria of suitability, admissibility, and favorability of the properties. During 2023, new tools were incorporated to discriminate more accurately the areas affected by environmental risks and determine their impact on the total asset to facilitate decision-making in this type of property, and multi-temporal analyzes were carried out to identify components of assets affected by floods, mass movements, fires, among others.
●We have a Notice on Environmental and Social Risk Analysis: for real estate and construction projects that have certain characteristics, such as location, type of impacted community, risk areas, among others, where environmental and social risk analysis is carried out to issue an environmental concept on the project.

Activity parameters	(1) Number and (2) value of mortgages opened by category: (a) residential and (b) commercial	FN-MF-000.A

The following is the number and value of mortgage loans originated during the year:

Category

Number

Value (millions)

Residential

36,678

4,154,306

Commercial

3,149

3,709,647

The residential portfolio corresponds to financing for the three categories of housing: acquisition, construction, and remodeling. The commercial portfolio refers to construction and non-residential housing, aimed at the construction and purchase of commercial properties.

The information related to this indicator in the Consolidated Financial Statements is available in NOTE 6. NET CUSTOMER LOAN PORTFOLIO.

	(1) Number and (2) value of mortgages acquired by category: (a) residential and (b) commercial	FN-MF-000.B	Currently, the breakdown as required by the standard is not available; we are working on its disclosure in upcoming reports.

3.Asset Management and Custody Activities
Disclosure topic	Accounting Parameter	Code	Response
Transparent Information and Fair Advice for Customers	(1) Number and (2) percentage of employees covered with a history of investigations related to investments, consumer claims, private civil litigation, or other regulatory proceedings	FN-AC-270a.1

During 2023, there were no cases that led to the investigation of employees of the Vice-Presidency of Asset Management for events affecting the market and resulting in infringement.

The information contained in this point corresponds to the number of Asset Management Vice Presidency employees with investigations for events that may affect the market during the reporting period. Consumer claims, private civil litigation, or other regulatory proceedings are not included.

Total amount of monetary losses resulting from legal proceedings related to marketing and commercialization of the Company’s products and communication of information related to financial products to new and existing customers

FN-AC-270a.2

Asset Management Bancolombia Group (Fiduciaria Bancolombia S.A. and Valores Bancolombia S.A.) does not report monetary losses resulting from litigation associated with marketing and communication of information related to financial products to new and existing customers.

	Description of the approach to inform customers about products and services.	FN-AC-270a.3

The regulation applicable to the offering of securities market products in Colombia requires that customers receive advice from their securities market intermediaries. Consulting activity includes (i) investor classification and profiling, (ii) product classification and profiling, (iii) convenience analysis, (iv) provision of professional recommendations, (v) delivery of information, and (vi) rules applicable to product distribution.

Therefore, our customers receive professional advice from their account managers, which is duly documented in verifiable media. Therefore, the offering of products is made in accordance with the convenience analysis between the customer's profile and the product profile, and materializes through a professional recommendation that also includes disclosures on risks, conflicts of interest, among others.

Diversity and inclusion among employees	Percentage representation of genders and racial/ethnic groups in (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	FN-AC-330a.1

The percentage representation of gender for the Asset Management Vice Presidency is reported below. Currently, the percentage representation of racial/ethnic groups as indicated by the standard is not available.

Position/Gender

Female

Male

Executive Management

25%

75%

Non-Executive Management

33%

67%

Professionals

9%

91%

Other Employees

0%

0%

The reported information in different positions, according to internal classification, corresponds to:

●Executive Management: senior management positions
●Non-Executive Management: mid-level strategic positions
●Professionals: professional positions
●Other Employees: operational positions

We are working on building information on racial/ethnic group representation for disclosure in upcoming reports.

Incorporation of Environmental,, Social, and Corporate Governance Factors into Investment Consulting and

Amount of assets under management, by asset class, employing (1) integration of environmental, social, and corporate governance (ESG) issues, (2) thematic investing in sustainability investment, and (3) screening

FN-AC-410a.1

Our responsible investment strategy has a combined approach that includes the integration of ESG criteria and screening in investment decision-making. Currently, we do not have a thematic investment strategy in our Asset Management portfolios. However, investments are made in assets such as green, social, and/or sustainable bonds. The value of Asset Management's assets under management (AUM) incorporating ESG criteria and screening is reported below:

Asset Type

AUM ESG (in millions)

Fixed Income

5,755,191

Equity

689,586

Cash Positions

2,458,773

Other Investments

82,380

Total

8,985,931

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES.

	Description of the approach to incorporate environmental, social, and corporate governance (ESG) factors into investment or wealth management processes and strategies	FN-AC-410a.2

Environmental, social, and governance (ESG) factors are becoming much more relevant in organizations worldwide, as their management allows balancing organizational objectives with the expectations of their stakeholders. For us at Asset Management Bancolombia Group, the inclusion of sustainability in investment decisions seeks at all times to integrate a series of additional factors into traditional analysis, with the aim of achieving better risk management and generating sustainable benefits in the long term, consistent with our duty of advice.

We are aware that there is no single way to implement ESG strategies in the investment process, which is why both the inclusion of positive and negative filters, the integration of ESG factors in the investment process, and voting based on policies defined by the Bancolombia Group are considered. In the implementation of the strategy, we will strive to make investment decisions on assets with the best ESG performance when conditions regarding factors such as: asset type, market risks, estimated returns, liquidity, maturity dates, credit quality of the issuer, etc., are similar, comparable, and do not detract from the portfolio's financial performance.

Since 2014, we have been signatories to the Principles for Responsible Investment (PRI). Therefore, these principles are part of our investment decision-making and the implementation of best practices in our policies and processes for incorporating ESG criteria.

	Description of policies and procedures for proxy voting and intervention in investee companies	FN-AC-410a.3

In line with good practices in responsible investment, Bancolombia Group has a proxy voting policy for investment processes that is part of the Group's Investment Policy. At Asset Management Bancolombia Group we adjust the Investment Management Manual in exercising political rights in third-party investment vehicles. The included guidelines promote the incorporation of ESG issues in companies in which we have a stake through votes that promote, among others, good corporate governance, disclosure of ESG issues, and management of climate risks.

232

Management
Business Ethics

Total amount of monetary losses resulting from legal proceedings related to fraud, insider trading, antitrust, unfair competition, market manipulation, malpractice, or other industry-related laws or regulations

FN-AC-510a.1

Asset Management Bancolombia Group (Fiduciaria Bancolombia S.A. and Valores Bancolombia S.A.) does not report monetary losses resulting from litigation associated with the entity's behavior against business ethics.

Asset Management Bancolombia Group (Fiduciaria Bancolombia S.A. and Valores Bancolombia S.A.) does not report monetary losses resulting from litigation associated with insider trading.

Asset Management Bancolombia Group (Fiduciaria Bancolombia S.A. and Valores Bancolombia S.A.) does not report monetary losses resulting from litigation associated with antitrust provisions.

Asset Management Bancolombia Group (Fiduciaria Bancolombia S.A. and Valores Bancolombia S.A.) does not report monetary losses resulting from litigation associated with anticompetitive practices.

Asset Management Bancolombia Group (Fiduciaria Bancolombia S.A. and Valores Bancolombia S.A.) does not report monetary losses resulting from litigation associated with market manipulation.

		Description of the policies and procedures for reporting irregularities	FN-AC-510a.2

At Bancolombia Group, we have based all our actions on the development of ethical principles that are collected in our Code of Ethics and Conduct in coherence with our organizational culture and our principles of corporate governance. Our control environment includes an Ethics Committee with members of the Bank's senior management, an Ethics Line for reporting irregularities, our Code of Ethics and Conduct, as well as policies and complementary documents, such as anti-corruption and anti-fraud policies and tax policy. More information can be found in the Our Corporate Governance Matters section of our Management Report.

Activity parameters	(1) Total registered assets and (2) total unregistered managed assets (AUM)	FN-AC-000.A

Below is the total value of assets under management by Asset Management, which at the close of 2023 amounted to COP 30,048,144 (figure in millions).

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES.

	Total assets under custody and supervision	FN-AC-000.B

4.Investment Banking and Brokerage13

13 The information reported in the Investment Banking and Brokerage Guide corresponds to Bancolombia's Investment Banking activity.

Disclosure topic	Accounting Parameter	Code	Response
Diversity and inclusion among employees	Percentage representation of genders and racial/ethnic groups in (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	FN-IB-330a.1

The percentage representation of gender for Bancolombia's Investment Banking is reported below. Currently, the percentage representation of racial/ethnic groups as indicated by the standard is not available.

Position/Gender

Female

Male

Executive Management

32%

68%

Non-Executive Management

44%

56%

Professionals

38%

63%

Other employees

100%

0%

The reported information in different positions, according to internal classification, corresponds to:

●
Executive Management: senior management positions
●
Non-Executive Management: mid-level strategic positions
●
Professionals: professional positions
●
Other Employees: operational positions

We are working on building information on racial/ethnic group representation for disclosure in upcoming reports.

Integration of environmental, social and corporate governance factors in investment banking and brokerage activities.	Income from transactions of (1) underwriting, (2) consulting, and (3) securitization incorporating the integration of environmental, social, and corporate governance (ESG) factors, by industry	FN-IB-410a.1

Transaction type

Income Value (COP millions)

Consulting

16,601

Securitization

91

The reported value corresponds to the commissions generated by the mentioned transactions incorporating ESG criteria. Underwriting transactions correspond to credit structuring and syndications; consulting transactions correspond to advice on mergers and acquisitions, equity investments, and special situations; securitization transactions correspond to capital market operations carried out by Investment Banking. No income from underwriting ESG transaction commissions was reported for 2023.

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 25. OPERATING INCOME and NOTE 3. OPERATING SEGMENTS

	(1) Number and (2) total value of investments and loans incorporating the integration of environmental, social, and	FN-IB-410a.2	Aligned with the ESG rating methodology developed by Bancolombia Group, the assessment of the corporate governance (ESG) factors, by industry

investments held by Bancolombia Investment Banking in its portfolio has been carried out through analyses such as ESG ratings and identification of related themes. Regarding information on loans, these are not conducted through Bancolombia Investment Banking.

To date, assessments have been made for investments incorporating the integration of environmental and social factors for 27% of the investments held by Bancolombia Investment Banking in its portfolio. The number of investments categorized with good ESG performance as of the end of 2023 was 5, representing COP 377,032 million.

For investments made indirectly by Bancolombia Investment Banking, assessments are in process for inclusion in future disclosures.

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 5. INVESTMENT AND DERIVATIVE FINANCIAL INSTRUMENTS.

	Description of the approach to incorporate environmental, social, and corporate governance (ESG) factors into investment banking and brokerage activities	FN-IB-410a.3

The incorporation of ESG criteria is present in the different activities carried out through Bancolombia Investment Banking. Within our Investment Banking practices (underwriting, consulting, and securitization), we integrate ESG criteria as follows:

●
Equator Principles and IFC Performance Standards for applicable projects.
●
Customer knowledge and due diligence: under the Money Laundering and Terrorism Financing Risk Management System (SARLAFT), policies, procedures, methodologies and tools have been created for the identification, measurement, control and monitoring of money laundering and terrorist financing risks.
●
Support and engagement in the structuring of specific-purpose and general-purpose bonds: We possess proven capacities and methodologies in structuring ESG debt instruments to provide comprehensive support in the pre-certification process of emissions. This process includes methodological guidance and the structuring of the issuance framework, identifying applicable projects, the life cycle of bond structuring concerning sustainability, sector materiality, key indicators, suggestions for calibrating each indicator, among others.
●
ESG valuation in investment and/or divestment processes carried out through Bancolombia Investment Banking using its equity: ESG valuations of both the sector and the company are taken into account in the investment decision-making process, as well as in the monitoring of investments.

Business ethics	Total amount of monetary losses resulting from legal proceedings related to fraud, insider trading, antitrust, unfair	FN-IB-510a.1

Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with the entity's behavior against business ethics.

Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with insider trading.

Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with antitrust provisions.

Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with anticompetitive practices.

Bancolombia Investment Banking does not report monetary losses resulting from litigation associated with market manipulation.

competition, market manipulation, malpractice, or other financial industry laws or regulations
	Description of policies and procedures for reporting irregularities	FN-IB-510a.2

At Bancolombia Group, we have based all our actions on the development of ethical principles that are collected in our Code of Ethics and Conduct in coherence with our organizational culture and our principles of corporate governance. Our control environment includes an Ethics Committee with members of the Bank's senior management, an Ethics Line for reporting irregularities, our Code of Ethics and Conduct, as well as policies and complementary documents, such as anti-corruption and anti-fraud policies and tax policy. Further information is available on the Our Corporate Governance Matters section of our Management Report.

From management, based on solid corporate values and ethical principles that include a zero-tolerance policy for fraud, we have a program aimed at managing internal fraud risk. This program is responsible for identification and management, reporting to the relevant committees to comply with our zero-tolerance policy for fraud.

Regarding external fraud, these are identified through transactional monitoring using tools containing analytics, machine learning, and artificial intelligence. Additionally, frauds are identified through customer reports through the customer service hotlines. Fraud cases are managed by an expert team, which evaluates the events and determines necessary corrective actions.

Professional Integrity	(1) Number and (2) percentage of employees covered with a history of investigations related to investments, consumer claims, private civil litigation, or other regulatory proceedings	FN-IB-510b.1

Considering that Bancolombia Investment Banking, under its operating model, does not engage in capital market consulting activities and therefore does not have employees subject to submitting FINRA forms as indicated by the SASB guidance, no information is reported on this aspect.

	Number of mediation and arbitration cases related to professional integrity, including due diligence	FN-IB-510b.2	We are working to disclose this information in the detail required by the standard in upcoming reports. However, Bancolombia Investment Banking does not report monetary losses as a result of litigation associated with professional integrity.
	Total amount of monetary losses as a result of legal proceedings related to professional integrity, including due diligence	FN-IB-510b.3	Bancolombia Investment Banking does not report monetary losses as a result of litigation associated with professional integrity.
	Description of the approach to ensure professional integrity, including due diligence	FN-IB-510b.4

At Bancolombia Group, we have based all our actions on the development of ethical principles that are collected in our Code of Ethics and Conduct in coherence with our organizational culture and our principles of corporate governance. Our control environment includes an Ethics Committee with members of the Bank's senior management, an Ethics Line for reporting irregularities, our Code of Ethics and Conduct, as well as policies and complementary documents, such as anti-corruption and anti-fraud policies and tax policy. Further information is available on the Our Corporate Governance Matters section of our Management Report.

Systemic Risk Management	Score in the evaluation of global systemically important bank (G-SIB), by category	FN-IB-550a.1	n/a Bancolombia Investment Banking is currently not part of the global systemically important bank evaluation.
	Description of the approach for incorporating the results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	FN-IB-550a.2

In the design, implementation, and validation of stress tests, different internal areas participate, which develop forecasts according to their objectives and analyses. Both assumptions, methodologies, and results are reviewed and approved by the leaders of each management. Assumptions, methodologies and results are reviewed and approved by the leaders of each management. These reviews include meetings with managers, directors and vice presidents, the approval of which allows the stress tests to be presented to the Risk Committee and the Board of Directors. The Board of Directors and senior management have a high degree of participation, as they approve the performance of stress tests, provide instructions, observations, and make their respective evaluations of the results.

In the event of a stress test materializing, the organization has mitigating actions that would be initiated according to the financial planning and the conditions or triggers of the crisis to be faced.

For each mitigating action, there is a clear and detailed process describing the protocols to be followed for their implementation.

2-7 Employee Incentives and Risk Taking	Percentage of total compensation that is variable for material risk takers (MRT)	FN-IB-550b.1

Variable compensation corresponds to 44% of total remuneration. The reported value covers all Investment Banking employees, who are considered material risk takers.

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 19. EMPLOYEE BENEFITS and NOTE 28. TRANSACTIONS WITH RELATED PARTIES

	Percentage of variable remuneration for material risk takers (MRT) subject to penalty or recovery clauses	FN-IB-550b.2	Currently, penalty or recovery clauses are not applied once remuneration is generated. However, when a person is terminated for just cause, they forfeit the variable remuneration benefit.

	Analysis of policies related to the supervision, control and validation of operators' prices for level 3C assets and liabilities	FN-IB-550b.3

Bancolombia Investment Banking has an investment portfolio composed of companies from various economic sectors. Within the management performed for the portfolio is the valuation of the companies that make up the portfolio.  For this process, Bancolombia Investment Banking mainly uses three methodologies: market value of assets if listed, discounted cash flow valuation, and valuation by multiples. Within the controls and validation mechanisms, meetings are held to review valuation assumptions, results, and their consistency with previous periods. The team participating in the valuation process has the same variable remuneration scheme as Bancolombia Investment Banking. It is worth noting that the pricing of assets impacting Bancolombia Investment Banking's variable remuneration scheme is in the hands of an external team of this society.

Activity parameters	(1) Number and (2) value of (a) underwriting transactions, (b) consulting and (c) securitization transactions	FN-IB-000.A

Transaction type

Amount (COP millions)

Underwriting

31,341

Consulting

22,799

Securitization

1,748

The reported value corresponds to the commissions generated by the mentioned transactions. Underwriting transactions correspond to credit structuring and syndications; consulting transactions correspond to advice on mergers and acquisitions, equity investments, and special situations; securitization transactions correspond to capital market operations carried out by Investment Banking.

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 25. OPERATING INCOME and NOTE 3. OPERATING SEGMENTS

	(1) Number and (2) value of investments and property loans by sector	FN-IB-000.B

As of the end of 2023, the number of investments made by Bancolombia Investment Banking using its equity was 22, for a value of COP 1,382,895 million. These investments were distributed among the financial, real estate, industry and commerce, mobility, innovation, and ventures sectors.

Regarding loan information, Bancolombia Investment Banking does not engage in active credit operations.

Information related to this indicator in the Consolidated Financial Statements is available in NOTE 5. INVESTMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

	(1) Number and (2) value of market-making transactions in (a) fixed income, (b) equities, (c) currencies, (d) derivatives, and (e) commodities	FN-IB-000.C	Since Bancolombia Investment Banking does not operate as a market maker, no information is reported on this aspect.

IV.	INFORMATION REPORTED IN OTHER JURISDICTIONS

Competitive Report

Description of the Colombian Financial System

In recent years, the Colombian banking system has expanded due to mergers and acquisitions in the sector. In 2013, Bancolombia continued its internationalization process by acquiring HSBC's banking and insurance operations in Panama for USD 2,234 billion. Additionally, Bancolombia Panama acquired 40% of Agromercantil Group's common shares for USD 217 million. In the same year, Grupo Aval acquired 100% of the Guatemalan financial group Reformador (the transaction was valued at USD 411 million) and acquired BBVA Panamá for USD 490 million. Moreover, some competitors began operations in Colombia: Itaú BBA entered the market with an investment bank, as did BNP Paribas, CrediCorp acquired Correval (a local securities firm); BTG Pactual, a Brazilian securities firm, acquired Bolsa y Renta; Banco Santander re-entered the Colombian market with a bank, and the Chilean company Larrain Vial started operations with a securities agency.

In 2014, new entities entered the banking system, such as the financing company Hipotecaria, specialized in mortgage loans, which began operations in March 2014. Additionally, in June, CorpBanca completed the acquisition of Helm Bank, maintaining the CorpBanca brand. That same year, GNB Sudameris Bank acquired 99.9% of HSBC Colombia's capital and began operating under the GBN Colombia brand, while an agreement was signed to operate in Paraguay, Peru, and Uruguay. In 2015, the Chilean CorpBanca merged with Brazil's Itaú, and Bancolombia sold 50% of its shares in Tuya S.A. to Colombia's Éxito group. At the end of 2015, Bancolombia also acquired an additional 20% stake in the Agromercantil group, increasing its total stake to 60%.

Some banks underwent transformations over time. One example is Serfinanza, which, until January 2019, was a financing company and in February of that year began operating as the 26th bank in the financial system. Additionally, in 2020, four financing companies underwent changes in their share structures: in January, Credifinanciera acquired Procredit Bank, renaming it Banco Credifinanciera; in April, Coltefinanciera acquired the rights and obligations of Multibank, which ceased to act as a bank; Leasing Bancoldex merged with ArcoBancoldex in August, and Pagos Internacional was acquired by W Bank in November.

Additionally, in 2021, Lulo Bank began operating as the first digital bank, and by the end of that year, BTG Pactual transitioned from operating as a securities house to becoming the leading bank. Finally, in 2022, Banco Unión, formerly known as "Giros y Finanzas," transitioned from being a commercial financing company to operating as the 29th bank in the financial system.

As of December 31, 2023, according to the SFC, the main participants in the financial system are 29 commercial banks (18 private local banks, 10 foreign banks, 1 local state-owned bank), 5 financial corporations, and 17 financing companies. Additionally, trust companies, cooperatives, insurance companies, insurance brokers and securities intermediaries, special state-owned institutions, and compensation payments and pension funds also participate in the Colombian financial system.

Market Evolution and Credit Institutions in 2023

In 2015, Colombian financial institutions began reporting their consolidated financial results under the IFRS framework; however, in the case of credit institutions (banks, financial corporations, financing companies, and 38 financial cooperatives), the SFC has allowed the presentation of independent financial statements under the Colombian banking GAAP basis, according to decree 1851 of August 2013, which regulates law 1314 of 2009. The following information includes figures under Colombian banking GAAP regulation, as reported by Colombian credit institutions to the SFC.

The growth of Colombian credit institutions' placements was 2.4% in 2023 compared to 16.9% in 2022. Commercial loan portfolio grew by 3.0% in 2023, compared to 16.7% the previous year; consumer loans decreased by -1.6% in 2023, compared to 18.3% in 2022; mortgage loans increased by 7.3% in 2023, less than in 2022 (14.6%), and microloans grew by 11.6% in 2023, compared to 14.6% in 2022.

The level of past-due loans of credit institutions as a percentage of the total loan portfolio increased from 3.67% in December 2022 to 5.20% in November 2023. Additionally, coverage measured by the preventive estimation index for credit risk (overdue 30 days) ended 2023 at 119.41%, compared to 159.94% at the end of 2022.

As of November 2023, loan portfolios represented 62.82% of assets, a lower proportion than the 63.97% of the previous year. Investments and derivative transactions as a percentage of total assets decreased from 21.15% at the end of 2022 to 20.93% at the end of 2023. Deposits increased their share of liabilities from 70.61% in 2022 to 73.46% in 2023.

At the same cut-off, credit institutions recorded COP 1,010,000,000 million in total assets, representing a 3.9% increase compared to the previous year. Based on the total assets of Colombian credit institutions, banks have a market share of 94.84%, followed by financial corporations with 3.0%, financing companies with 1.67%, and financial cooperatives with 0.49%.

The solvency ratio (Tier 1 + Tier 2) of credit institutions was 17.40% in November 2023 (including banks, financial corporations, financing companies, and financial cooperatives), which is above the minimum legal requirement of 9% with the enactment of Decree 1477 of 2018.

Bancolombia and its Competitors

The following table shows the comparison between the key indicators of profitability, solvency and loan portfolio quality of Bancolombia and its main unconsolidated competitors based on IFRS information applicable under Colombian regulations and published by the SFC.

					Portfolio Quality		Coverage
	ROE (1)		ROA (2)						Solvency Level
	Nov- 2023	Dec- 2022	Nov- 2023	Dec- 2022	Nov- 2023	Dec- 2022	Nov- 2023	Dec- 2022	Nov- 2023	Dec- 2022
Bancolombia(3)	15.3%	17.9%	2.3%	2.8%	4.8%	3.2%	144.1%	192.1%	18.0%	18.3%
Banco de Bogotá	7.4%	15.0%	0.9%	2.0%	4.6%	3.7%	123.3%	168.0%	16.0%	17.0%
Davivienda	0.4%	7.9%	0.1%	0.8%	7.4%	4.8%	90.2%	128.9%	16.2%	19.9%
BBVA	4.5%	15.1%	0.3%	0.9%	3.9%	2.7%	128.1%	187.9%	12.7%	13.3%
B. de Occidente	7.7%	10.6%	0.6%	0.9%	4.0%	3.0%	128.2%	167.9%	11.6%	12.4%
Itaú Corpbanca	1.0%	1.8%	0.1%	0.2%	4.6%	3.7%	127.4%	154.6%	14.5%	15.8%
Scotiabank Colpatria	-12.6%	5.3%	-0.9%	0.4%	5.0%	3.7%	117.5%	124.9%	11.4%	11.5%

Source: SFC
Data for 2023 is as of November, being the most recent cut-off at the time of this report.

(1)ROE is Return on Average Equity.

(2)ROA is Return on Average Assets.

The following tables illustrate Bancolombia's market share and its main competitors on a non-consolidated basis regarding various key products based on figures published by the SFC for 2022 and 2023.

Net Portfolio – Market Share (%)	2023	2022
Bancolombia	26.8%	26.8%
Davivienda	15.9%	16.7%
Banco de Bogotá	12.3%	11.4%
BBVA	11.3%	10.9%
Banco de Occidente	7.0%	6.5%
Scotiabank Colpatria	4.7%	5.3%
Itaú Corpbanca	3.0%	3.2%
Other	19.0%	19.2%

Source: Ratios calculated by Bancolombia with data from the SFC.

Current Account - Market Share (%)	2023	2022
Bancolombia	25.5%	27.8%
Banco de Bogotá	17.9%	19.3%
Davivienda	14.7%	11.9%
BBVA	10.5%	11.2%
Banco de Occidente	7.6%	8.2%
Itaú Corpbanca	2.3%	2.6%
Scotiabank Colpatria	2.5%	2.5%
Other	19.0%	16.5%

Source: Ratios calculated by Bancolombia with data from the SFC.

Time Deposits - Share (%)	2023	2022
Bancolombia	22.8%	21.5%
Davivienda	17.0%	15.4%
BBVA	13.4%	13.8%
Banco de Bogotá	12.4%	11.8%
Banco de Occidente	5.4%	5.1%
Scotiabank Colpatria	5.6%	6.6%
Itaú Corpbanca	3.4%	3.6%
Other	20.0%	22.2%

Source: Ratios calculated by Bancolombia with data from the SFC.

Savings Account - Share (%)	2023	2022
Bancolombia	28.6%	29.1%
Davivienda	13.9%	15.3%
BBVA	11.1%	10.1%
Banco de Bogotá	9.9%	10.0%
Banco de Occidente	8.7%	7.2%
Scotiabank Colpatria	4.1%	5.6%
Itaú Corpbanca	2.2%	2.1%
Other	21.5%	20.6%

Source: Ratios calculated by Bancolombia with data from the SFC.

Banco Agrícola and its Competitors

In 2023, Banco Agrícola continued to lead the Salvadoran Financial System, closing in first position in assets, loans, deposits, equity, and profits. The information presented in the following tables related to Banco Agrícola and its competitors independently was prepared based on information published by the Superintendence of the Financial System (SSF)* in accordance with applicable accounting standards in El Salvador.

*Until 2022, the source used was the Salvadoran Banking Association (ABANSA). However, starting in 2023, with the aim of providing a more comprehensive view of the Salvadoran Financial System and showing more accurate data, a change of source was made to the Superintendence of the Financial System (SSF).

The following table shows the market share for the most important institutions in El Salvador's financial system as of December 2023.

	Assets	Equity	Loans	Deposits	Profit
Banco Agrícola	24.2%	25.6%	24.8%	24.4%	38.5%
Cuscatlán	17.1%	17.5%	17.9%	17.1%	16.1%
Davivienda	13.2%	14.1%	14.4%	13.6%	10.5%
BAC	14.2%	13.5%	15.3%	14.6%	13.0%
Mortgage	9.7%	7.5%	6.6%	9.9%	6.7%
Promérica	5.9%	5.0%	6.1%	6.1%	2.6%
Other	15.7%	16.8%	15.0%	14.3%	12.6%

Banistmo and its Competitors

Banistmo, a leading company in Panama, is the second largest bank in the country with a 9.4% market share by loans. The following table illustrates the market share of the main institutions of the Panamanian financial system as of November 30, 2023.

MARKET SHARE

	Assets	Capital	Loans	Deposits	Profit
Banistmo	8.1%	8.2%	9.4%	10.1%	5.0%
Banco General	13.5%	12.6%	13.6%	19.9%	26.0%
Global Bank	6.6%	3.9%	7.5%	7.3%	1.3%
Banesco	3.8%	2.8%	4.3%	5.6%	1.6%
BAC	8.5%	23.4%	5.9%	8.8%	26.6%
Others	59.5%	49.1%	59.3%	48.3%	39.5%

Source: figures published by the SBP (Superintendency of Banks of Panama).

BAM and its Competitors

BAM is the fifth largest bank in the Guatemalan banking system, measured by total assets, deposits and stockholders' equity, and the third in terms of net portfolio.

As of December 31, 2023, the Superintendence of Banks of Guatemala (SIB) has 18 banking institutions under its supervision and inspection. The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB (Superintendence of Banks of Guatemala).

Market Share
	Assets	Shareholders' Equity	Net Portfolio	Deposits	Profits
Banco Industrial	29.2%	23.6%	29.0%	27.6%	28.4%
Banrural	20.7%	23.1%	15.6%	22.2%	28.2%
Banco G&T Continental	12.3%	11.7%	11.0%	12.5%	11.1%
BAC-Reformador	8.6%	7.6%	10.5%	8.8%	4.8%
Banco Agromercantil	8.2%	7.3%	10.5%	7.9%	2.8%
Bantrab	7.8%	11.5%	8.5%	8.0%	9.4%
Banco Promerica	5.2%	5.5%	6.8%	4.9%	6.5%
Other*	8.0%	9.7%	8.1%	8.1%	8.8%

*Other. It includes the following Banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Inmobiliario, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, and Nexa.

Source: Superintendence of Banks of Guatemala (SIB).

Trends Information

As a consequence of restrictive financial conditions, 2023 marked a period of deceleration for the economies in which Bancolombia operates. Consolidated-level revenues were adversely impacted over the past year mainly due to the deterioration in the credit cycle. Net interest and investment income decreased by 11.31% in 2023. Although the net interest margin increased due to higher average interest rates, adverse asset quality conditions implied higher provision expenses and were the primary factor explaining lower net profit for shareholders. The evolution of the portfolio and recovery in the credit cycle will be key factors for the bank's future performance. Below is a brief discussion of recent trends in business and economics.

Portfolio Performance

The gross portfolio of loans and financial leases (i.e., before provisions for credit risks and financial leases) reached 253,952,000 million Colombian pesos, decreasing by 5.92% year-on-year. The appreciation of the Colombian peso against the US dollar was 20.54%, explaining the contraction in the balance when considering that 30.54% of the total portfolio is denominated in foreign currency. Excluding the exchange rate effect, the balance would have increased by 0.99%.

Unlike 2022, all geographies where Bancolombia is present reported a very low annual increase in their portfolio or even a contraction in the case of Banistmo, following a lower risk appetite by the bank and weak demand from customers. When expressed in local currency, the consumer portfolio decreased by 8.38%, the commercial portfolio by 5.63%, mortgages by 3.00%, and microloans by 13.80%.

The portfolio at Bancolombia S.A. expanded by 1.11% during 2023, contracting in real terms. The deceleration compared to 2022 is the result of a more restrictive origination policy due to growing concerns about asset quality and the deterioration of customers' repayment capabilities. The consumer loan book showed the most pronounced variation, decreasing by 1.55%, consistent with a shift in the policy for disbursing pre-approved loans. The Colombian economy experienced significant deceleration during the year, as high inflation rates, caused by the resurgence of pent-up consumption during the pandemic, were followed by contractionary monetary and fiscal policies.

The portfolio at Banco Agrícola grew by 1.98% in dollars during 2023. Consumer and commercial placements performed similarly, growing at a slower pace compared to the previous year, although maintaining their market share in the country. The Salvadoran economy has moderated its growth pace over the last year despite its resilience to the current global slowdown context. It is expected that in the coming months, growth will further slow down due to still-high inflation, decreasing remittance volumes, and lesser expansion from trading partners.

Banistmo's portfolio decreased by 2.02% annually in dollars. Panama was the most affected nation by the pandemic in Central America, and the recovery is still visible with high growth rates over the last 3 years. In 2023, trade and construction were key drivers of the economy. The performance of Banistmo's loan portfolio has been impacted by an increasingly competitive environment in the banking industry with narrowing yields. The bank has prioritized improving its margins, considering segments with better risk profiles. The expansion of commercial loans should pick up pace in 2024 as companies anticipate interest rate reductions to increase their debt levels.

Banco Agromercantil grew its portfolio by 2.29% with a mixed dynamic segment by segment. Similar to 2022, the consumer and housing portfolio showed the highest growth while the commercial portfolio decreased. The bank has continued with a strategy of rearranging its portfolio mix where consumer lending has gained share within the total balance. The Guatemalan economy recorded dynamic activity in the first half of 2023, with remittances being a significant driver of household spending. In the second half of the year, there has been a slowdown, largely attributed to political uncertainty and recent social unrest.

The portfolio denominated in foreign currency decreased by 3.03% during 2023. The performance of the book in Bancolombia's international banking operation in Panama, Puerto Rico, the dollar-denominated portfolio in Colombia, and Banistmo's operation essentially drove the contraction of the dollar-denominated portfolio at the consolidated level. A better backdrop in the global economy, lower interest rates and stronger domestic demand should drive credit growth at a faster pace in 2024 across the board in both local and foreign currencies for the bank.

Net Interest Margin and Valuation

Most of the bank's loan book is tied to variable rates, and the pace of repricing of our assets tends to be faster than that of the bank's liabilities.

The annualized net interest margin at the consolidated level was 6.99% for 2023, increasing compared to the 6.80% reported in 2022.

Interest income increased due to better performance in the credit business. As a year ago, the financial margin with customers progressively increased as reference rates continued their upward trend and remained high throughout the year, while the Central Bank of Colombia implemented its contractionary monetary policy since 2021, which concluded at the end of 2023.

Bancolombia has experienced steady expansion in interest income during this cycle despite the slow loan origination dynamics over the past twelve months. While the bank has redistributed its share in the loan portfolio in recent years with a heavier weight of consumer loans within the total balance, in 2023 this segment contracted as a conservative approach to reduce its risk appetite amid a deteriorating credit cycle.

In the same direction as rate hikes, the interest paid on interest-bearing liabilities grew during the year ending December 31, 2023. It is worth noting that the magnitude of the increase in interest expenses was much lower than the increase in reference rates due to the low sensitivity of a large part of the bank's liabilities.

During the past year, there was a continuous shift in the funding mix, as was the case in 2022, as customers demanded higher yields in an environment of high interest rates. Time deposits accounted for 32.5% of total liabilities in 2023, up from 27.9% the previous year. Considering a better liquidity position and low portfolio growth in 2024, stabilization is expected in the capture of more expensive deposits. Customer deposits represent 81.6% of the bank's liabilities, offering a stable and cost-competitive source of funding.

Cost of Credit

For 2023, the cost of credit was 2.84% of the average portfolio, increasing from the 1.56% recorded in 2022. This increase was largely explained by the deterioration of the credit cycle, driving the formation of overdue portfolio in all segments, albeit to a greater extent in the consumer portfolio. The operation in Colombia represented the largest provision expense at the consolidated level. 2024 should be a year of transition towards better asset quality metrics, as financial conditions are expected to improve with a positive impact on the bank's risk cost. Bancolombia maintains a strong balance sheet backed by an adequate level of on-balance sheet reserves for credit risks, reporting a coverage ratio of overdue portfolio (overdue by 30 days) of 120% as of December 2023.

General Discussion of Changes in Results for 2023 versus 2022

During the past year, Bancolombia maintained its strong competitive position and wide range of financial services amid a challenging global economic environment in the various regions where the group operates. 2023 was marked by a global economic slowdown, high levels of inflation, weak domestic demand, and credit contraction. High interest rates significantly affected customers' borrowing capacity in the financial system, deteriorating asset quality indicators and discouraging new originations across different portfolio segments.

Furthermore, after a sharp depreciation in 2022, the Colombian peso experienced a strong rebound during 2023, closing at COP 3,822.05 per dollar, an appreciation of 20.54%.

Net income attributable to Bancolombia shareholders amounted to COP 6,117,000 million (COP 6,420 per share, both ordinary and preferred, and USD 6.72 per ADR), representing a 9.83% reduction from COP 6,783,000 million in net income attributable to Bancolombia shareholders for the 2022 fiscal year.

Bancolombia's return on average equity for 2023 was 16.14%, compared to 19.80% in 2022.

The net interest income and valuation margin increased in 2023, reaching 6.99% for the year, compared to 6.80% in 2022.

Provisions for credit risk totaled COP 7,462,000 million for 2023, a 96.79% increase over COP 3,792,000 million in 2022. Due to more challenging financial conditions for customers, annual growth in this area is mainly explained by the performance of the individual portfolio in Colombia, which experienced significant expansion in 2022. In this sense, the banking industry experienced significant deterioration to a greater extent during the first half of 2023.

During the latter half of the year, provision expenses for the group decreased as new originations indicated improved customer payment behavior.

The customer loan portfolio decreased by 5.92% in the year, a result strongly correlated with the high appreciation of the Colombian peso against the US dollar and the currency conversion re-expression of balances from foreign subsidiaries. Excluding the exchange rate effect, annual growth would have been 1.51%.

Similarly, reduced credit demand related to high interest rates, as well as the bank's stricter origination policies, resulted in fewer originations during the year. Unlike previous years when the consumer portfolio had shown sustained growth trends, its balance contracted in 2023 due to reduced risk appetite in this credit cycle segment. The mortgage portfolio grew in all geographies, while the commercial modality gained market share in the portfolio mix, primarily due to a higher balance in Colombia. The total loan portfolio denominated in COP grew by 4.21%, while the USD-denominated portfolio decreased by 22.95% (-3.03% when calculated in USD) in the year.

Balance provisions represented 6.02% of the total portfolio and 120.04% of the 30-day past due portfolio (excluding accrued interest) at the end of 2023, compared to 5.47% of the total portfolio and 168.73% of the 30-day past due portfolio (excluding accrued interest) at December 31, 2022. The bank expects these provisions to provide adequate coverage for expected credit losses.

During the past year, Bancolombia maintained its strong competitive position and wide range of financial services amid a challenging global economic environment in the various regions where the group operates. 2023 was marked by a global economic slowdown, high levels of inflation, weak domestic demand, and credit contraction. High interest rates significantly affected customers' borrowing capacity in the financial system, deteriorating asset quality indicators and discouraging new originations across different portfolio segments.

Furthermore, after a sharp depreciation in 2022, the Colombian peso experienced a strong rebound during 2023, closing at COP 3,822.05 per dollar, an appreciation of 20.54%.

Net income attributable to Bancolombia shareholders amounted to COP 6,117,000 million (COP 6,420 per share, both ordinary and preferred, and USD 6.72 per ADR), representing a 9.83% reduction from COP 6,783,000 million in net income attributable to Bancolombia shareholders for the 2022 fiscal year.

Bancolombia's return on average equity for 2023 was 16.14%, compared to 19.80% in 2022.

The net interest income and valuation margin increased in 2023, reaching 6.99% for the year, compared to 6.80% in 2022.

Provisions for credit risk totaled COP 7,462,000 million for 2023, a 96.79% increase over COP 3,792,000 million in 2022. Due to more challenging financial conditions for customers, annual growth in this area is mainly explained by the performance of the individual portfolio in Colombia, which experienced significant expansion in 2022. In this sense, the banking industry experienced significant deterioration to a greater extent during the first half of 2023. During the latter half of the year, provision expenses for the group decreased as new originations indicated improved customer payment behavior.

The customer loan portfolio decreased by 5.92% in the year, a result strongly correlated with the high appreciation of the Colombian peso against the US dollar and the currency conversion re-expression of balances from foreign subsidiaries. Excluding the exchange rate effect, growth would have been 0.99% annually.

Similarly, reduced credit demand related to high interest rates, as well as the bank's stricter origination policies, resulted in fewer originations during the year. Unlike previous years when the consumer portfolio had shown sustained growth trends, its balance contracted in 2023 due to reduced risk appetite in this credit cycle segment. The mortgage portfolio grew in all geographies, while the commercial modality gained market share in the portfolio mix, primarily due to a higher balance in Colombia. The total loan portfolio denominated in COP grew by 4.21%, while the USD-denominated portfolio decreased by 22.95% (-3.03% when calculated in USD) in the year.

Balance provisions represented 6.02% of the total portfolio and 120.04% of the 30-day past due portfolio (excluding accrued interest) at the end of 2023, compared to 5.47% of the total portfolio and 168.73% of the 30-day past due portfolio (excluding accrued interest) at December 31, 2022. The bank expects these provisions to provide adequate coverage for expected credit losses.

Capital solvency was 13.40% (basic solvency of 11.42%), higher than the 12.79% (basic solvency of 10.37%) reported at the close of 2022, mainly due to lower loan growth and the appreciation of the Colombian peso against the US dollar, which impacted the balance of risk-weighted assets and lower intangible deductions.

Customer deposits decreased by 1.22% during 2023, while the net loan to deposit ratio was 95.9% at the end of the year, compared to 101.4% at December 31, 2022.

Net Interest Margin and Income from Valuation of Financial Instruments Before Provision for Portfolio Deterioration, Off-Balance Sheet Commitments, and Other Financial Instruments

During 2023, Banco Central de Colombia continued its contractionary monetary policy stance to control inflation and raised the reference interest rate by an additional 125 percentage points during the year, closing at 13.25%, a 20-year high. Likewise, the Federal Reserve of the United States raised the reference rate by 100 basis points to 5.25%-5.50% in the same period.

Interest income, which includes interest from loan portfolios and financial leasing operations, interbank funds sold, and interest and valuation of financial instruments, amounted to COP 37,046,000 million, 38.25% higher than the COP 26,796,000 million in 2022, mainly driven by price rather than volume, due to higher market rates that trigger repricing. This occurs because most of the loan portfolio is at variable rates and, therefore, assets tend to reprice quickly when interest rates rise.

However, the slower pace of interest income growth compared to the previous year is due to the 5.92% contraction in the loan portfolio, which, in turn, has a triple explanation; first, weaker credit demand across all segments caused by high interest rates; second, reduced risk appetite given the increased loan delinquency, and third, the strong appreciation of the COP during the period, which reduced the volume of the loan portfolio and the contribution of interest income from dollar-denominated loans to the consolidated book.

In fact, the consumer portfolio, which provides higher risk-adjusted returns, saw the largest decline with a year-on-year contraction of 8.38% due to the bank's reduced risk appetite, impacting income generation overall.

As a result, the average nominal interest rate for loans and leasing operations was 13.4%, compared to 10.2% in 2022.

Interest expenses amounted to COP 16.668 trillion, a year-on-year increase of 97.43%, mainly driven by the growth of time deposits that outpaced the growth of all other deposit sources, as customers prioritized products with higher returns. Accordingly, interest paid on cost-bearing liabilities rose to 5.9% from 3.2% recorded in 2022.

Interest on debt instruments measured by the total effective interest method amounted to COP 1,029,000 million in 2023, 74.83% higher than in 2022, mainly due to higher market rates. In contrast, the total valuation of financial instruments was COP 579,000 million, a 57.53% decrease from 2022, attributable to higher market rates at which the portfolio was discounted.

As a result, net interest and valuation income for 2023 was COP 20,378,000 million, an 11.02% increase from COP 18,354,000 million in 2022. This represents a net margin and valuation of 6.99%, increasing by almost 20 basis points compared to the 6.80% recorded in 2022. Despite the loan portfolio contraction and increased interest expenses on deposits due to higher market rates, income generation grew, albeit at a slower pace compared to 2022, mainly due to changes in loan and financial leasing pricing, interbank funds sold, and investment instrument interest in the portfolio.

Commissions

For 2023, gross commission income was COP 7,081,000 million, 11.15% higher than COP 6,371,000 million in 2022. The main source of commission income during the period was associated with the debit and credit card line, including the acquiring business, and card acceptance fees from different issuers. Revenue from this division grew by 10.46% year on year, mainly due to high transaction volume that increased revenue from interbank exchange fees generated by higher domestic and international manual and electronic purchases.

Banking services made a significant contribution to the increase in commissions, largely due to Bancolombia S.A.'s operations, associated, among other factors, with higher revenue from digital banking. Bancaseguros reported an increase during the last year due to good performance in policy renewals, as well as higher revenue from voluntary and mandatory insurance. Lastly, the payments and collections line reported a significant annual contribution due to increased demand for services such as individual customer bill collection.

Fee and commission expense was COP 3,097,000 million in 2023, 19.58% higher than the COP 2,590,000 million in 2022. This increase is mainly due to higher payments in data processing in banking services and higher royalties to credit and debit card franchises due to increased transaction volume. At the same time, sales through outsourced channels and collection services also contributed to the growth in fee expenses. Finally, during the year, there was higher spending on banking correspondents due to the higher number of transactions received and the opening of new service points.

Other Operating Income

For 2023, total other operating income was COP 3,980,000 million, 93.80% higher than COP 2,053,000 million in 2022. Currency exchange hedging operations reported in other operating income resulted in a net positive effect due to exchange rate volatility.

Operating lease income totaled COP 1,771,000 million in 2023, a 29.97% increase over 2022. The improved performance is the result of incremental demand in vehicle leasing and subleasing operations at Bancolombia S.A. and Renting Colombia, and higher rental income from real estate leases.

Operating Expenses

For 2023, operating expenses totaled COP 12,942,000 million, 18.87% higher than COP 10,888,000 million in 2022.

Salaries and benefits to employees totaled COP 4,410,000 million in 2023, 22.70% higher than in 2022. The result is mainly derived from annual salary increases, as well as updates to actuarial valuations of certain employee benefits resulting in higher expenses for the period. On the other hand, bonuses increased by 14.18% annually based on a performance-based model for generated profitability.

Other administrative and general expenses totaled COP 5,034,000 million in 2023, 10.40% higher than in 2022. This is due to: (i) higher expenses for local taxes due to changes introduced by the 2022 tax reform regarding the industry and commerce tax, (ii) an increase in the vehicle rental division resulting in higher expenses associated with asset impairment and maintenance, and (iii) the continued expansion of projects for business evolution and transformation.

Depreciation and amortization totaled COP 1,125,000 million in 2023, 14.71% higher than in 2022. This increase is largely related to the increase in operating leases and the higher depreciation of recognized assets.

As a result of changes in expenses and income, Bancolombia's financial efficiency cost-income ratio for 2023 was 45.33%, an increase compared to 44.58% in 2022.

Provisions and Portfolio Quality Expenses

For 2023, net provisions for portfolio deterioration totaled COP 7,462,000 million (or 2.8% of the average portfolio), representing an increase of 96.79% over COP 3,792,000 million (or 1.6% of the average portfolio) in 2022.

Macroeconomic factors such as high interest rates and economic slowdown have influenced portfolio deterioration in the various regions where the bank operates. The significant increase in credit costs for 2023 was mainly explained by the rollover of customers in the consumer segment and most notably in unsecured loans.

Net portfolio write-offs totaled COP 6,720,000 million in 2023, 9.01% more than COP 6,165,000 million in 2022.

The acceleration in the volume of write-offs is due to the increase in harvests of portfolios that reached the required delinquency deadlines and whose recovery probabilities were very low. In 2023, significant progress has been made in collection processes and restructuring alternatives that have prevented further deterioration in the payment of overdue obligations in customers with high delinquency indices. Net write-offs have two important characteristics: first, they reduce the portfolio balance and, second, they help reduce overdue portfolio ratios.

Past due loans amounted to COP 13,700,000 million as of December 31, 2023, 43.04% higher than COP 9,578,000 million as of December 31, 2022.

The past due loan ratio (loans overdue more than 30 days divided by total loans) was 5.39% as of December 31, 2023, up from 3.55% as of December 31, 2022. Despite the implementation of effective measures for the recovery of past due loans and the high write-offs made during the period, the increase in delinquency rates reflects the high deterioration experienced during 2023, mainly in Colombia, associated with the factors described above.

Income Tax Expenses

Income tax expense for the fiscal year 2023 amounted to COP 1,933,000 million, 29.68% less than COP 2,748,000 million in 2022. The effective tax rate for 2023 was 23.72%.

The explanation for the lower effective tax rate derives from two factors; first, tax benefits in Colombia related to the mortgage portfolio for social housing and investments in productive fixed assets, and second, the higher contribution to consolidated results from foreign subsidiaries with lower statutory rates, which also resulted in a lower tax balance. Additionally, tax benefits from overseas operations are associated with tax-exempt income from returns on securities issued by the Governments of Guatemala, El Salvador, and Panama.

For additional details, please refer to Note 12 of the Consolidated Financial Statements.

RESULTS BY OPERATING SEGMENTS

The Bank manages its business through 9 main operating segments: Banking Colombia, Banking El Salvador, Banking Panama, Banking Guatemala, Fiduciary, Investment Banking, Brokerage, International Banking and All Others.

The segment information in this Annual Report reflects the reporting structure as of the presentation date according to the segment information in Note 3. Operating Segments to the Consolidated Financial Statements

Banking Colombia

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	29,230,060	20,727,335	11,498,013	41.02%	80.27%
Total interest on loan portfolio and financial leasing transactions	28,366,678	19,263,960	11,118,035	47.25%	73.27%
Total debt securities	937,090	1,361,299	399,517	(31.16)%	240.74%
Derivatives, net	(167,887)	108,255	17,263	(255.08)%	527.09%
Total liquidity transactions, net	94,179	(6,179)	(36,802)	(1,624.18)%	(83.21)%
Interest expense	(13,464,980)	(6,333,834)	(2,666,843)	112.59%	137.50%

Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	15,765,080	14,393,501	8,831,170	9.53%	62.99%
Total provisions for credit risk impairment, net	(6,480,377)	(2,971,599)	(2,122,515)	118.08%	40.00%
Net interest income and valuation of financial instruments after provisions and impairments	9,284,703	11,421,902	6,708,655	(18.71)%	70.26%
(Expenses) Income from transactions with other operating segments of the Bank	(187,467)	(32,163)	18,458	482.87%	(274.25)%
Commission income	5,252,099	4,684,563	3,841,472	12.12%	21.95%
Commission expenses	(2,522,927)	(2,099,585)	(1,524,691)	20.16%	37.71%
Total net commission income	2,729,172	2,584,978	2,316,781	5.58%	11.58%
Other operational income (expenses) (1)	1,575,845	(72,994)	653,968	(2,258.87)%	(111.16)%
Dividends and other net income from equity interests	17,613	(8,058)	93,769	(318.58)%	(108.59)%
Total net income	13,419,866	13,893,665	9,791,631	(3.41)%	41.89%
Operating expenses(2)	(8,022,042)	(6,600,686)	(5,550,033)	21.53%	18.93%
Amortization, depreciation, and impairment	(744,346)	(613,807)	(529,662)	21.27%	15.89%
Total operating expenses	(8,766,388)	(7,214,493)	(6,079,695)	21.51%	18.67%
Profit before income tax	4,653,478	6,679,172	3,711,936	(30.33)%	79.94%
Segment assets	254,367,378	247,113,605	209,948,788	2.94%	17.70%
Segment liabilities	216,200,157	207,293,246	177,198,960	4.30%	16.98%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, profit before income tax for Colombian Banking decreased by 30.33% to COP 4,653,000 million from COP 6,679,000 million in 2022 for the reasons described below.

Total interest and valuation income increased by 41.02% to COP 29,230,000 million, mainly due to the growth in interest income from loan and financial leasing operations by 47.25% as a result of the performance of the loan portfolio, which grew by 2.09%, and the increases in the reference interest rate of the Central Bank, which also boosted the margin given the bank's asset-sensitive condition. This increase was mainly reflected in interest income from commercial, consumer and mortgage loans.

Total interest expenses increased by 112.59% to COP 13,465,000 million from COP 6,334,000 million, explained by an increase in time deposits in line with the increase in the Central Bank's reference rate in 2023. The net interest margin and valuation of financial instruments reflected a 9.53% increase to COP 15,765,000 million.

The total charge for credit impairment, net, increased by 118.08% to COP 6,480,000 million from COP 2,972,000 million. This variation is mainly due to the increase in credit deterioration in the consumer portfolio and additional charges for macroeconomic variables estimated in risk models.

Total net commissions increased by 5.58% to COP 2,729,000 million, mainly driven by the performance in acceptances and bank guarantees, which increased by 24.09%, banking services by 23.41%, bancassurance by 13.46%, credit and debit cards by 9.71%, and payments-collections by 11.52% (digital channels). These increases were offset by fees and commission expenses, which increased by 20.16% compared to the previous year.

Other operational incomes increased significantly to COP 1,576,000 million, mainly due to the exchange difference result and higher income generated by exchange rate derivatives explained by higher levels of volatility in the foreign exchange market in line with the uncertainty related to political risk and macroeconomic variables worldwide.

Dividends and net income from equity investments increased to COP 18,000 million from COP 8,000 million loss in 2022, mainly explained by income from advantageous purchases in the acquisition of autonomous equity, offset by lower dividend income and by equity method of associates and joint ventures, as a result of macroeconomic conditions that generated lower profits.

Total operating expenses increased by 21.51% to COP 8,766,000 million, mainly due to an increase in administrative and general expenses, highlighting the increase in taxes other than income tax, as well as an increase in salaries and benefits to employees.

Assets attributable to Colombian Banking grew by 2.94% during the year, mainly driven by the increase in cash and balances at the central bank and the growth of the loan portfolio, highlighting the performance of the commercial and mortgage portfolio.

Finally, liabilities attributable to Banking Colombia grew 4.30% in 2023, driven by an increase in deposits, leveraged by time deposits.

Banking El Salvador

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	1,773,140	1,527,860	1,193,824	16.05%	27.98%
Total interest on loan portfolio and financial leasing transactions	1,524,765	1,293,556	1,072,718	17.87%	20.59%
Total debt securities	236,350	170,423	105,035	38.68%	62.25%
Derivatives, net	11,187	63,494	15,345	(82.38)%	313.78%
Total liquidity transactions, net	838	387	726	116.54%	(46.69)%
Interest expense	(464,851)	(297,839)	(240,144)	56.07%	24.03%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	1,308,289	1,230,021	953,680	6.36%	28.98%
Total (provisions) recovery for credit risk impairment, net	(154,938)	(102,710)	4,271	50.85%	(2,504.82)%
Net interest income and valuation of financial instruments after provisions and impairments	1,153,351	1,127,311	957,951	2.31%	17.68%
(Expenses) Income from transactions with other operating segments of the Bank	(17,844)	(7,371)	7	142.08%	(105,400.00)%

Commission income	479,568	444,177	359,724	7.97%	23.48%
Commission expenses	(188,972)	(170,563)	(116,600)	10.79%	46.28%
Total net commission income	290,596	273,614	243,124	6.21%	12.54%
Other operating income (1)	51,656	19,685	9,712	162.41%	102.69%
Dividends and other net income from equity interests	10,982	5,340	2,760	105.66%	93.48%
Total net income	1,488,741	1,418,579	1,213,554	4.95%	16.89%
Operating expenses(2)	(668,105)	(639,748)	(549,782)	4.43%	16.36%
Amortization, depreciation and impairment	(131,921)	(106,601)	(81,201)	23.75%	31.28%
Total operating expenses	(800,026)	(746,349)	(630,983)	7.19%	18.28%
Profit before income tax	688,715	672,230	582,571	2.45%	15.39%
Segment assets	21,608,586	26,696,524	20,980,061	(19.06)%	27.25%
Segment liabilities	19,220,367	23,738,984	18,416,563	(19.03)%	28.90%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, Banking El Salvador's profit before tax increased 2.45% to COP 689,000 million for the reasons described below.

The financial statements in Colombian pesos are affected by the appreciation of the COP against the USD, which reached 20.5% in the last year.

Total interest and valuation expressed in COP increased 16.05% to COP 1,773,000 million (14.13% when expressed in USD) mainly due to higher interest income earned on the commercial portfolio. Likewise, interest expenses grow mainly due to credits with financial institutions and time deposits.

On the other hand, the loan book in COP decreased by 18.97% due to the revaluation effect of the peso against the dollar and increased by 1.98% in USD, mainly driven by the consumer portfolio, which grew by 6.20% expressed in USD. Deposits grew by 1.75%, mainly driven by time deposits and savings accounts. Similarly, bonds also increased to strengthen the liability structure.

Total net charges for credit deterioration increased by 50.85% to COP 155,000 million from COP 103,000 million in 2022, mainly due to the consumer portfolio.

Total net fees and commissions increased by 6.21% to COP 291,000 million despite fee and commission expenses growing by 10.79% due to higher transaction fees charged in banking services.

Total operating expenses increased by 7.19% to COP 800,000 million, mainly due to salaries and benefits to employees.

Assets attributable to Banking El Salvador grew 19,06% during the year, driven mainly by portfolio growth and the exchange rate depreciation that impacted the portfolio in U.S. dollars.

Banking Panama:

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	2,826,559	2,364,820	1,963,509	19.53%	20.44%
Total interest on loan portfolio and financial leasing transactions	2,415,234	2,154,151	1,791,476	12.12%	20.24%
Total debt securities	301,167	161,974	156,377	85.94%	3.58%
Derivatives, net	817	(1,026)	1,860	(179.63)%	(155.16)%
Total liquidity transactions, net	109,341	49,721	13,796	119.91%	260.40%
Interest expense	(1,238,112)	(910,937)	(796,396)	35.92%	14.38%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	1,588,447	1,453,883	1,167,113	9.26%	24.57%
Total provisions for credit risk impairment, net	(270,501)	(545,012)	(323,216)	(50.37)%	68.62%
Net interest income and valuation of financial instruments after provisions and impairments	1,317,946	908,871	843,897	45.01%	7.70%
Expenses from transactions with other operating segments of the Bank	(34,105)	(25,022)	(10,089)	36.30%	148.01%
Commission income	532,930	446,583	351,603	19.34%	27.01%
Commission expenses	(258,897)	(210,004)	(151,906)	23.28%	38.25%
Total net commission income	274,033	236,579	199,697	15.83%	18.47%
Other operating income (1)	36,939	51,494	19,101	(28.27)%	169.59%
Dividends and other net income from equity interests	13,498	9,655	4,387	39.80%	120.08%
Total net income	1,608,311	1,181,577	1,056,993	36.12%	11.79%
Operating expenses(2)	(909,843)	(797,091)	(700,226)	14.15%	13.83%
Amortization, depreciation and impairment	(107,716)	(110,293)	(104,493)	(2.34)%	5.55%
Total operating expenses	(1,017,559)	(907,384)	(804,719)	12.14%	12.76%
Profit before income tax	590,752	274,193	252,274	115.45%	8.69%
Segment assets	40,740,495	52,445,934	40,561,211	(22.32)%	29.30%
Segment liabilities	36,315,750	47,081,613	36,231,139	(22.87)%	29.95%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, the profit before taxes of Banking Panama increased by 115.45% to COP 591,000 million, from COP 274,000 million in 2022 for the reasons described below.

The financial statements in Colombian pesos are affected by the appreciation of the COP against the USD, which reached 20.5% in the last year.

Total interest and valuations increased by 19.53% to COP 2,827,000 billion; however, measured in USD, they rose by 17.62%, mainly due to the growth in interest income generated from commercial and mortgage loans, and from the valuation of investments in debt securities. The loan book in dollars decreased by 2.02%, mainly due to the decrease in the commercial loan balance.

The total net charge for credit impairment decreased by 50.37% to COP 270,000 million, compared to COP 545,000 million in 2022. This variation is mainly explained by lower provision charges and higher recoveries from written-off loans.

Total net commissions increased by 15.83% to COP 274,000 million, driven mainly by higher revenues generated by acquisition services, ATM commissions, and insurance banking; despite an increase in banking services expenses.

Total operating expenses increased by 12.14% due to increases in salaries, bonuses, and administrative expenses.

Assets attributable to Banking Panamá increased 22.32% during the year, mainly due to the depreciation of the exchange rate, which impacted loans in USD.

Banking Guatemala

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	1,795,543	1,537,801	1,178,615	16.76%	30.48%
Total interest on loan portfolio and financial leasing transactions	1,726,821	1,509,143	1,109,804	14.42%	35.98%
Total debt securities	60,534	27,089	67,772	123.46%	(60.03)%
Total liquidity transactions, net	8,188	1,569	1,039	421.86%	51.01%
Interest expense	(731,886)	(528,459)	(397,138)	38.49%	33.07%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	1,063,657	1,009,342	781,477	5.38%	29.16%
Total (provisions) recovery for credit risk impairment, net	(499,368)	(168,834)	35,841	195.77%	(571.06)%
Net interest income and valuation of financial instruments after provisions and impairments	564,289	840,508	817,318	(32.86)%	2.84%
Expenses from transactions with other operating segments of the Bank	(76,054)	(45,526)	(26,324)	67.06%	72.94%
Commission income	223,200	218,554	159,908	2.13%	36.67%
Commission expenses	(89,405)	(91,424)	(50,144)	(2.21)%	82.32%
Total net commission income	133,795	127,130	109,764	5.24%	15.82%
Other operating income (1)	130,757	129,403	82,855	1.05%	56.18%
Dividends and other net income from equity interests	1,827	828	658	120.65%	25.84%

Total net income	754,614	1,052,343	984,271	(28.29)%	6.92%
Operating expenses(2)	(620,928)	(577,497)	(464,199)	7.52%	24.41%
Amortization, depreciation and impairment	(55,243)	(54,999)	(102,991)	0.44%	(46.60)%
Total operating expenses	(676,171)	(632,496)	(567,190)	6.91%	11.51%
Profit before income tax	78,443	419,847	417,081	(81.32)%	0.66%
Segment assets	21,377,205	26,143,629	19,510,688	(18.23)%	34.00%
Segment liabilities	19,469,075	23,635,998	17,763,659	(17.63)%	33.06%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, the profit before taxes of Banking Guatemala decreased to COP 78,000 million from a profit of COP 420,000 million in 2022 for the reasons described below.

The financial statements in Colombian pesos were affected by the depreciation of the COP against the USD, which reached 20.5% during the last year.

Total interest and valuations increased by COP 16.76%, to COP 1,795,000 million, and increased 14.66% in USD, due to a better performance of the loan portfolio driven mainly by the consumer portfolio. The loan portfolio expressed in USD grew by 2.29%, primarily propelled by a 7.77% increase in consumer loans and a 14.57% increase in mortgages.

The total net credit impairment charge increased by 195.77% to COP 499,000 million, from COP 169,000 million in 2022, due to higher provisions in the consumer portfolio and lower provision reversals compared to 2022.

Total net commissions increased by 5.24% to COP 134,000 million mainly due to the growth of electronic service commissions and ATM commissions leveraged by the reduction in commission expenses for sales and services.

Total operating expenses increased by 6.91% to COP 676,000 million, mainly due to increases in salaries and administrative expenses for maintenance.

Assets attributable to Banking Guatemala in COP decreased by 18.23% (increased by 2.91% expressed in USD) during the year, mainly explained by the appreciation of the exchange rate that impacted loans expressed in US dollars.

Fiduciary:

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	47	72	46	(34.72)%	56.52%
Total interest on loan portfolio and financial leasing transactions	47	72	46	(34.72)%	56.52%
Interest expense	(179)	(150)	(167)	19.33%	(10.18)%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	(132)	(78)	(121)	69.23%	(35.54)%

Total provisions for credit risk impairment, net	(2,893)	(796)	(4,595)	263.44%	(82.68)%
Net interest income and valuation of financial instruments after provisions and impairments	(3,025)	(874)	(4,716)	246.11%	(81.47)%
Expenses from transactions with other operating segments of the Bank	(16,518)	(12,658)	(26,584)	30.49%	(52.38)%
Commission income	361,965	318,869	347,878	13.52%	(8.34)%
Commission expenses	(4,244)	(3,668)	(3,881)	15.70%	(5.49)%
Total net commission income	357,721	315,201	343,997	13.49%	(8.37)%
Other operating income (1)	14,107	14,897	12,702	(5.30)%	17.28%
Dividends and other net income from equity interests	33,275	2,164	28,201	1,437.66%	(92.33)%
Total net income	385,560	318,730	353,600	20.97%	(9.86)%
Operating expenses(2)	(177,626)	(153,377)	(129,923)	15.81%	18.05%
Amortization, depreciation and impairment	(2,218)	(1,630)	(1,548)	36.07%	5.30%
Total operating expenses	(179,844)	(155,007)	(131,471)	16.02%	17.90%
Profit before income tax	205,716	163,723	222,129	25.65%	(26.29)%
Segment assets	658,547	603,486	638,280	9.12%	(5.45)%
Segment liabilities	138,171	126,307	108,254	9.39%	16.68%

It includes net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, the fiduciary segment's profit before tax increased by 25.65% to COP 206,000 million from COP 164,000 million in 2022, for the reasons described below:

Total net commissions increased by 13.49% to COP 358,000 million, mainly driven by an increase in commissions from collective investment funds. The total net operating result rose by 20.97% to COP 386,000 million compared to 2022.

Total operating expenses increased by 16.02% to COP 180,000 million, mainly explained by an increase in salaries and employee benefits by 27.9% to COP 29,000 million.

Assets attributable to the Fiduciary segment grew by 9.12% during 2023 to COP 659,000 million, due to the performance of investments in associates and the purchase of investment certificates.

Liabilities increased by 9.39% to COP 138,000 million, due to growth in liabilities for employee benefits and taxes.

Investment Banking:

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	6	4	—	50.00%	100.00%
Total debt securities	6	4	—	50.00%	100.00%

Interest expense	(1)	(4)	(7)	(75.00)%	(42.86)%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	5	—	(7)	100.00%	(100.00)%
Total provisions for credit risk impairment, net	(380)	(924)	(55)	(58.87)%	1,580.00%
Net interest income and valuation of financial instruments after provisions and impairments	(375)	(924)	(62)	(59.42)%	1,390.32%
Income from transactions with other operating segments of the Bank	13,949	3,404	3,576	309.78%	(4.81)%
Commission income	55,917	86,232	79,531	(35.16)%	8.43%
Commission expenses	(238)	(269)	(49)	(11.52)%	448.98%
Total net commission income	55,679	85,963	79,482	(35.23)%	8.15%
Other (expense) operating income (1)	(1,011)	671	879	(250.67)%	(23.66)%
Dividends and other net income from equity interests	(98,512)	8,760	(232)	(1,224.57)%	(3,875.86)%
Total net income	(30,270)	97,874	83,643	(130.93)%	17.01%
Operating expenses(2)	(49,759)	(47,997)	(34,905)	3.67%	37.51%
Amortization, depreciation and impairment	(208)	(232)	(206)	(10.34)%	12.62%
Total operating expenses	(49,967)	(48,229)	(35,111)	3.60%	37.36%
Profit before income tax	(80,237)	49,645	48,532	(261.62)%	2.29%
Segment assets	1,719,824	2,116,143	2,039,204	(18.73)%	3.77%
Segment liabilities	51,841	80,162	55,743	(35.33)%	43.81%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, the Investment Banking segment's profit before tax decreased by 261.62% to COP (80,000) million from COP 49,600 million in 2022, for the reasons described below:

Total net commissions decreased by 35.23% to COP 56,000 million due to lower commissions in structured financing, financial consulting services, and securities structuring.

Dividends received and the share of profits from investments by equity method reported a decrease by COP (99,000) million from COP 9,000 million in 2022, due to lower net profit from equity investments. The total net operating result decreased by 130.93% to COP (30,000) million from COP 98,000 million in 2022.

Total operating expenses increased by 3.60% to COP 50,000 million. The increase is largely due to increases in administrative expenses and a slight decrease in salaries and employee benefits.

Assets attributable to Investment Banking decreased by 18.73% to COP 1,720,000 million, mainly explained by the decrease in associated investments and joint ventures.

Liabilities attributable to the Investment Banking segment increased by 35.33% during 2023 to COP 52,000,000 million, due to an increase in liabilities for employee benefits and taxes.

Brokerage

	For the year ended on December 31, 2022
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	45,875	12,996	12,277	252.99%	5.86%
Total interest on loan portfolio and financial leasing transactions	5,076	511	28	893.35%	1,725.00%
Total debt securities	36,538	20,024	12,540	82.47%	59.68%
Derivatives, net	(1,747)	658	(832)	(365.50)%	(179.09)%
Total liquidity transactions, net	6,008	(8,197)	541	(173.30)%	(1,615.16)%
Interest expense	(222)	(104)	(73)	113.46%	42.47%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	45,653	12,892	12,204	254.12%	5.64%
Total recovery (provisions) for credit risk impairment, net	106	3,133	(116)	(96.62)%	(2,800.86)%
Net interest income and valuation of financial instruments after provisions and impairments	45,759	16,025	12,088	185.55%	32.57%
Income from transactions with other operating segments of the Bank	68,617	53,229	59,995	28.91%	(11.28)%
Commission income	103,985	111,366	117,282	(6.63)%	(5.04)%
Commission expenses	(8,645)	(6,160)	(4,135)	40.34%	48.97%
Total net commission income	95,340	105,206	113,147	(9.38)%	(7.02)%
Other (expense) operational income (1)	4,737	13,575	(6,075)	(65.10)%	(323.46)%
Dividends and other net income from equity interests	6,416	(4,314)	2,177	(248.73)%	(298.16)%
Total net income	220,869	183,721	181,332	20.22%	1.32%
Operating expenses(2)	(186,212)	(153,317)	(119,265)	21.46%	28.55%
Amortization, depreciation and impairment	(2,950)	(1,754)	(1,896)	68.19%	(7.49)%
Total operating expenses	(189,162)	(155,071)	(121,161)	21.98%	27.99%
Profit before income tax	31,707	28,650	60,171	10.67%	(52.39)%
Segment assets	351,694	326,047	371,278	7.87%	(12.18)%
Segment liabilities	121,423	106,115	125,176	14.43%	(15.23)%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, the brokerage segment's profit before tax increased by 10.67% to COP 32,000 million from COP 29,000 million in 2022, for the reasons described below.

Total interest and valuation surged by 252.99% to COP 46,000 million, primarily due to an 82.47% increase in the valuation of debt investments.

Total net commissions decreased by 9.38% to COP 95,000 million, mainly attributed to a decrease of COP 7,000 million in brokerage commission revenues due to reduced market operations and COP 4,000 million in investment funds due to lower volumes managed in securities and private equity funds. Total net operating income grew by 20.22% compared to 2022.

Total operating expenses increased by 21.98% to COP 189,000 million from COP 155,000 million in 2022, mainly driven by a 12.49% rise to COP 97,000 million in salaries, employee benefits, and severance pay.

Assets attributable to the Stockbrokerage segment increased by 7.87%, primarily due to an increase in the capital investment portfolio. Liabilities attributable to the brokerage segment decreased 14.43% in 2023 to COP 121,000,000 million, due to a reduction in liabilities for money market operations.

International Banking

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	1,112,171	512,417	251,135	117.04%	104.04%
Total interest on loan portfolio and financial leasing transactions	940,091	446,028	215,529	110.77%	106.95%
Total debt securities	85,091	48,722	35,739	74.65%	36.33%
Derivatives, net	(188)	—	1	100.00%	(100.00)%
Total liquidity transactions	87,177	17,667	(134)	393.45%	(13,284.33)%
Interest expense	(596,039)	(271,280)	(198,012)	119.71%	37.00%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	516,132	241,137	53,123	114.04%	353.92%
Total recovery for credit risk impairment, net	4,164	25,029	14,995	(83.36)%	66.92%
Net interest income and valuation of financial instruments after provisions and impairments	520,296	266,166	68,118	95.48%	290.74%
Income from transactions with other operating segments of the Bank	415,508	212,049	81,997	95.95%	158.61%
Commission income	47,228	42,021	33,309	12.39%	26.16%
Commission expenses	(11,042)	(8,025)	(6,556)	37.60%	22.41%
Total net commission income	36,186	33,996	26,753	6.44%	27.07%
Other operating income (1)	16,794	9,954	11,109	68.72%	(10.40)%
Dividends and other net income from equity interests	37	35	20	5.71%	75.00%
Total net income	988,821	522,200	187,997	89.36%	177.77%

Operating expenses(2)	(89,219)	(79,814)	(61,191)	11.78%	30.43%
Amortization, depreciation and impairment	(4,259)	(2,626)	(1,993)	62.19%	31.76%
Total operating expenses	(93,478)	(82,440)	(63,184)	13.39%	30.48%
Profit before income tax	895,343	439,760	124,813	103.60%	252.34%
Segment assets	30,199,897	35,131,458	24,074,957	(14.04)%	45.93%
Segment liabilities	20,734,521	23,216,118	15,568,638	(10.69)%	49.12%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, the International Banking segment's profit before tax increased by 103.60% to COP 895,000 million from COP 440,000 million in 2022 for the reasons described below.

The financial statements in Colombian pesos are affected by the appreciation of the COP against the USD, which reached 20.5% in the last year. Despite this, total interest and valuations increased in COP terms by 117.04% to COP 1,112,000 million from COP 512,000 million in 2022, mainly due to increased interest income from corporate customer loans, interbank funds, and debt securities investments.

The total recovery for credit impairment decreased by 83.36% to COP (4,000) million from COP (25,000) million in 2022, mainly due to a lower volume of provision reversals resulting from a reduced loan portfolio balance and lower asset quality.

Total net commissions increased by 6.44% to COP 36,000 million, mainly due to a higher transaction volume resulting from an increase in the number of customers in recent years. Commission expenses increased due to higher professional fees for correspondent banking with other entities in the group.

Total operating expenses increased by 13.39% to COP 93,000 million due to investments in digital transformation and automation of operational capabilities.

Assets attributable to the International Banking segment increased by 14.04%, to COP 30,200,000 million, mainly due to the growth of the portfolio and the depreciation of the exchange rate, which impacted loans in U.S. dollars.

All other segments:

	For the year ended on December 31,
				Variance	Variance
	2023	2022	2021	2023-2022	2022-2021
	In millions of Colombian pesos
Total interest income and valuation of financial instruments	262,758	113,642	37,898	131.22%	199.86%
Total interest on loan portfolio and financial leasing transactions	262,075	116,072	36,226	125.79%	220.41%
Total debt securities	683	(2,447)	632	(127.91)%	(487.18)%

Total liquidity transactions	—	17	1,040	(100.00)%	(98.37)%
Interest expense	(172,025)	(99,863)	(52,776)	72.26%	89.22%
Net interest margin and valuation of financial instruments before allowance for impairment, off-balance sheet commitments and other financial instruments.	90,733	13,779	(14,878)	558.49%	(192.61)%
Total provisions for credit risk impairment, net	(57,399)	(29,984)	(17,836)	91.43%	68.11%
Net interest income and valuation of financial instruments after provisions and impairments	33,334	(16,205)	(32,714)	(305.70)%	(50.46)%
Expenses from transactions with other operating segments of the Bank	(166,086)	(145,942)	(101,036)	13.80%	44.45%
Commission income	23,986	18,161	3,097	32.07%	486.41%
Commission expenses	(12,910)	(468)	(2,721)	2,658.55%	(82.80)%
Total net commission income	11,076	17,693	376	(37.40)%	4,605.59%
Other operating income (1)	2,149,826	1,886,750	1,238,893	13.94%	52.29%
Dividends and other net income from equity interests	225,049	221,444	196,604	1.63%	12.63%
Total net income	2,253,199	1,963,740	1,302,123	14.74%	50.81%
Operating expenses(2)	(1,093,592)	(857,541)	(633,171)	27.53%	35.44%
Amortization, depreciation and impairment	(75,998)	(88,633)	(95,773)	(14.26)%	(7.46)%
Total operating expenses	(1,169,590)	(946,174)	(728,944)	23.61%	29.80%
Profit before income tax	1,083,609	1,017,566	573,179	6.49%	77.53%
Segment assets	10,224,734	9,222,529	7,117,110	10.87%	29.58%
Segment liabilities	4,874,547	4,320,836	3,037,853	12.81%	42.23%

It includes derivatives, net exchange rate, operating leases, and gains on asset sales.

Includes salaries and employee benefits, other general and administrative expenses and taxes other than income taxes.

In 2023, the pre-tax profit of other segments grew by 6.49% to COP 1,084,000 million, for the reasons described below.

The total interest from loan portfolios and financial leasing operations increased by 125.79%, associated with the rise in leasing fees.

Other operating revenues grew by 13.94% to COP 2,150,000 million, associated with the increase in operational leasing fees from Renting Colombia.

Dividends and net income from equity investments increased by 1.63% to COP 225,000 million in 2023 due to the better performance of the real estate asset portfolio.

Operating expenses increased by 27.53%, primarily due to administrative and general expenses such as maintenance, losses from accidents, depreciation, among others.

Assets of other segments increased by 10.87%, reaching COP 10,200,000 million.

Selected Statistical Information

The following information should be read together with the Consolidated Financial Statements, as well as with section 5, "Analysis and operational and financial perspectives."

This information has been prepared from the Bank's financial records, which are prepared in accordance with IFRS issued by the IASB and the corresponding interpretations issued by the IFRS Interpretations Committee. The selected consolidated statistical information corresponds to the Bank, including all Subsidiaries over which Bancolombia has control.

Distribution of assets, liabilities and equity; interest rates and differential interest rate

The average balances for each of the years ended December 31, 2023, 2022, and 2021 have been calculated as the arithmetic mean of the last 13 monthly balances under IFRS. In addition, interest rate subtotals are based on the weighted average of local and foreign assets and liabilities.

Averages of the Consolidated Statement of Financial Position

The following table presents information for the years ended December 31, 2023 and 2022 on: (i) the average of all assets and liabilities of Bancolombia Group, (ii) the value of interest received and paid, and (iii) the nominal interest rates resulting from interest on average assets and liabilities:

Statement of average financial position and interest income received from average assets, as of December 31, (1)
	2023			2022
	In millions of Colombian pesos (except percentages)
	Average	Interest included in income	Average interest / assets	Average	Interest included in income	Average interest / assets
ASSET
Interest-earning assets
Interbank
Local activities	91,258	10,028	10.99%	56,945	5,063	8.89%
Foreign activities	2,981,291	187,279	6.28%	2,367,478	56,899	2.40%
Total	3,072,549	197,307	6.42%	2,424,423	61,962	2.56%
Repos
Local activities	2,676,670	292,971	10.95%	1,086,449	77,664	7.15%
Foreign activities	73,920	11,777	15.93%	122,943	8,044	6.54%
Total	2,750,590	304,748	11.08%	1,209,392	85,708	7.09%
Debt securities(2)
Local activities	10,599,721	1,376,246	12.98%	11,990,844	512,492	4.27%
Foreign activities	16,826,459	281,213	1.67%	14,742,929	1,274,596	8.65%
Total	27,426,180	1,657,459	6.04%	26,733,773	1,787,088	6.68%
Customer loan portfolio
Local activities	172,515,187	27,947,473	16.20%	155,827,942	18,914,965	12.14%
Foreign activities	89,986,484	7,293,314	8.10%	87,318,297	5,868,528	6.72%
Total	262,501,671	35,240,787	13.42%	243,146,239	24,783,493	10.19%
Total interest-earning assets

Local activities	185,882,836	29,626,718	15.94%	168,962,180	19,510,184	11.55%
Foreign activities	109,868,154	7,773,583	7.08%	104,551,647	7,208,067	6.89%
Total	295,750,990	37,400,301	12.65%	273,513,827	26,718,251	9.77%
Total non-interest-earning assets
Local activities	23,428,476	—	—	19,302,722	—	—
Foreign activities(3)	24,158,685	—	—	22,495,964	—	—
Total	47,587,161	—	—	41,798,686	—	—
Total assets
Local activities	209,311,312	29,626,718	14.15%	188,264,902	19,510,184	10.36%
Foreign activities(3)	134,026,839	7,773,583	5.80%	127,047,611	7,208,067	5.67%
Total assets	343,338,151	37,400,301	10.89%	315,312,513	26,718,251	8.47%

(1) The average assets of Bancolombia Group have been calculated based on the last 13 months of the balance sheet under IFRS.

(2) Tax-exempt income from debt securities has not been calculated on a tax-equivalent basis because the effect of such calculation is not significant.

(3)The percentage of the total average assets attributable to foreign activities was 39.0%, 40.3%, and 38.6%, respectively, for the years ended December 31, 2023, 2022, and 2021.

Statement of average financial position and interest expense paid on average liabilities, as of December 31,(1)
	2023			2022
	In millions of Colombian pesos (except percentages)
	Average	Interest included in income	Average interest / liabilities(2)	Average	Interest included in income	Average interest / liabilities(2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
Checking accounts
Local activities	22,001,228	22,131	0.10%	25,899,835	25,944	0.10%
Foreign activities	18,432,636	68,657	0.37%	18,344,263	49,633	0.27%
Total	40,433,864	90,788	0.22%	44,244,098	75,577	0.17%
Savings accounts
Local activities	79,151,508	3,463,957	4.38%	80,939,114	1,936,283	2.39%
Foreign activities	29,694,615	395,108	1.33%	29,911,479	346,288	1.16%
Total	108,846,123	3,859,065	3.55%	110,850,593	2,282,571	2.06%
Time deposits
Local activities	54,810,787	7,586,429	13.84%	30,895,060	2,615,941	8.47%
Foreign activities	42,637,064	1,787,234	4.19%	38,508,868	1,167,591	3.03%
Total	97,447,851	9,373,663	9.62%	69,403,928	3,783,532	5.45%

Repos
Local activities	968,917	160,766	16.59%	1,617,857	165,440	10.23%
Foreign activities	54,757	6,968	12.73%	87,737	4,678	5.33%
Total	1,023,674	167,734	16.39%	1,705,594	170,118	9.97%
Financial obligations(2)
Local activities	5,645,529	798,977	14.15%	4,691,668	390,970	8.33%
Foreign activities	11,769,294	860,019	7.31%	8,874,224	372,747	4.20%
Total	17,414,823	1,658,996	9.53%	13,565,892	763,717	5.63%
Interbank(2)(3)
Local activities	71,595	11,260	15.73%	78,105	5,288	6.77%
Foreign activities	723,898	19,280	2.66%	706,734	6,087	0.86%
Total	795,493	30,540	3.84%	784,839	11,375	1.45%
Debt securities issued
Local activities	4,602,387	895,296	19.45%	4,237,757	740,063	17.46%
Foreign activities	12,856,710	531,319	4.13%	16,259,152	588,448	3.62%
Total	17,459,097	1,426,615	8.17%	20,496,909	1,328,511	6.48%
Lease liabilities
Local activities	987,982	71,808	7.27%	967,289	64,611	6.68%
Foreign activities	802,540	42,007	5.23%	843,771	46,738	5.54%
Total	1,790,522	113,815	6.36%	1,811,060	111,349	6.15%
Total interest-bearing liabilities
Local activities	168,239,933	13,010,624	7.73%	149,326,685	5,944,540	3.98%
Foreign activities	116,971,514	3,710,592	3.17%	113,536,228	2,582,210	2.27%
Total	285,211,447	16,721,216	5.86%	262,862,913	8,526,750	3.24%
Total non-interest-bearing liabilities
Local activities	15,982,833	—	—	13,675,803	—	—
Foreign activities	3,298,036	—	—	3,087,785	—	—
Total	19,280,869	—	—	16,763,588	—	—
Shareholders' equity
Local activities	29,371,732	—	—	26,739,788	—	—
Foreign activities	9,474,103	—	—	8,946,224	—	—
Total	38,845,835	—	—	35,686,012	—	—
Total Shareholders' Liabilities and Equity(4)
Local activities	213,594,498	13,010,624	6.09%	189,742,276	5,944,540	3.13%
Foreign activities(4)	129,743,653	3,710,592	2.86%	125,570,237	2,582,210	2.06%
Total	343,338,151	16,721,216	4.87%	315,312,513	8,526,750	2.70%

(1) The average liabilities and shareholders' equity of Bancolombia Group have been calculated based on the last 13 months of the balance sheet under IFRS.

(2) Includes both short-term and long-term obligations.

(3) Includes obligations with banks located outside Colombia.

(4) The percentage of total average liabilities attributable to foreign activities was 39.5%, 41.7%, and 40.2%, respectively, for the years ended December 31, 2023, 2022, and 2021.

Changes in Net Interest Income: Volume and Rate Analysis

The following table allocates, for domestic and foreign activities, the changes in net interest income of Bancolombia Group to changes in average volume, changes in nominal rates and the net variation caused by changes in both average volume and nominal rate for the year ended December 31, 2023 compared to the year ended December 31, 2022. Volume and rate changes have been calculated based on movements in average balances for the period and changes in nominal interest rates on average earning assets and average earning liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2023 - December 31, 2022
Increases (decreases) due to changes in:
	Volume	Rate	Net change
Interest-earning assets
Interbank
Local activities	3,568	1,397	4,965
Foreign activities	18,047	112,333	130,380
Total	21,615	113,730	135,345
Repos
Local activities	157,978	57,329	215,307
Foreign activities	(1,436)	5,169	3,733
Total	156,542	62,498	219,040
Debt securities(1)
Local activities	(52,143)	915,897	863,754
Foreign activities	210,995	(1,204,378)	(993,383)
Total	158,852	(288,481)	(129,629)
Customer loan portfolio, net
Local activities	2,189,882	6,842,626	9,032,508
Foreign activities	184,097	1,240,689	1,424,786
Total	2,373,979	8,083,315	10,457,294
Total interest-earning assets
Local activities	2,299,285	7,817,249	10,116,534
Foreign activities	411,703	153,813	565,516

	December 31, 2023 - December 31, 2022
Increases (decreases) due to changes in:
	Volume	Rate	Net change
Total	2,710,988	7,971,062	10,682,050
Interest-bearing liabilities
Checking accounts
Local activities	(3,922)	109	(3,813)
Foreign activities	240	18,784	19,024
Total	(3,682)	18,893	15,211
Savings accounts
Local activities	(41,794)	1,569,468	1,527,674
Foreign activities	(2,493)	51,313	48,820
Total	(44,287)	1,620,781	1,576,494
Time deposits
Local activities	2,731,191	2,239,297	4,970,488
Foreign activities	135,648	483,995	619,643
Total	2,866,839	2,723,292	5,590,131
Repos
Local activities	8,465	(13,139)	(4,674)
Foreign activities	(852)	3,142	2,290
Total	7,613	(9,997)	(2,384)
Financial Obligations
Local activities	92,004	316,003	408,007
Foreign activities	149,132	338,140	487,272
Total	241,136	654,143	895,279
Interbank
Local activities	(401)	6,373	5,972
Foreign activities	152	13,041	13,193
Total	(249)	19,414	19,165

	December 31, 2023 - December 31, 2022
Increases (decreases) due to changes in:
	Volume	Rate	Net change
Debt securities issued
Local activities	66,798	88,435	155,233
Foreign activities	(177,384)	120,255	(57,129)
Total	(110,586)	208,690	98,104
Lease liabilities
Local activities	1,407	5,790	7,197

	December 31, 2023 - December 31, 2022
Increases (decreases) due to changes in:
	Volume	Rate	Net change
Foreign activities	(2,225)	(2,506)	(4,731)
Total	(818)	3,284	2,466
Total interest-bearing liabilities
Local activities	2,853,748	4,212,336	7,066,084
Foreign activities	102,218	1,026,164	1,128,382
Total	2,955,966	5,238,500	8,194,466

(1) Tax-exempt income from debt securities has not been calculated on a tax-equivalent basis because the effect of such calculation is not significant.

Interest-earning assets: net interest margin and interest margin

The following table presents the levels of average interest-earning assets and net interest income of Bancolombia Group, the comparative net interest margin and the interest margin obtained for the years ended December 31, 2023 and 2022, respectively:

Yields on interest-earning assets
	As of December 31,
	2023	2022
In millions of Colombian pesos (Except percentages)
Interest-earning assets
Local activities	185,882,836	168,962,180
Foreign activities	109,868,154	104,551,647
Total	295,750,990	273,513,827
Net interest income(1)
Local activities	16,616,094	13,565,644
Foreign activities	4,062,991	4,625,857
Total	20,679,085	18,191,501
Average yield on interest-earning assets
Local activities	15.94%	11.55%
Foreign activities	7.08%	6.89%
Total	12.65%	9.77%
Net Interest Margin(2)
Local activities	8.94%	8.03%
Foreign activities	3.70%	4.42%
Total	6.99%	6.65%
Interest margin(3)
Local activities	8.21%	7.57%
Foreign activities	3.90%	4.62%

Total	6.78%	6.52%

(1)Net interest income is portfolio interest income minus interest received and includes interest received on investments.

(2)Net interest margin is net interest income divided by average total interest-earning assets.

(3)The interest margin is the difference between the average rate on interest-earning assets and the average rate on interest-bearing liabilities.